UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-14930

HSBC Holdings plc

40th Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

This Report on Form 6-K with respect to our interim results for the first half of 2022 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (333-253632).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

Contents
Overview
1a    Cautionary statement regarding forward-looking statements
1b    Certain defined terms
2    Highlights
4    Group Chief Executive’s review
8    Our strategy
11    How we do business
13    Financial overview
18     Global businesses
25    Risk overview

Interim management report
29    Financial summary
36    Global businesses
46    Geographical regions
56    Reconciliation of alternative performance measures
59    Risk
59    – Key developments in the first half of 2022
59    – Areas of special interest
63    – Credit risk
89    – Treasury risk
97    – Market risk
99    – Insurance manufacturing operations risk

Interim condensed financial statements
102    Interim condensed financial statements
108    Notes on the interim condensed financial statements

Additional information
129    Shareholder information
136    Abbreviations

A reminder
The currency we report in is US dollars.

Adjusted measures
We supplement our IFRSs figures with non-IFRSs measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures are highlighted with the following symbol: <>

Further explanation may be found on page 16.

In this document we use the following abbreviations to refer to reporting periods:
1H22    First half of 2022        2Q22    Second quarter of 2022
2H21    Second half of 2021        1Q22    First quarter of 2022
1H21    First half of 2021        2Q21    Second quarter of 2021    1Q21    First quarter of 2021

Cover image: Opening up a world of opportunity
We connect people, ideas and capital across the world, opening up opportunities for our customers and the communities we serve.

None of the websites referred to in this Interim Report on Form 6-K for the half-year ended June 30, 2022 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.

Our global businesses
We serve customers through three global businesses. On pages 18 to 24 we provide an overview of our performance in the first half of 2022 for each of the global businesses, as well as our Corporate Centre.

Wealth and Personal Banking (’WPB’)
We help millions of our customers look after their day-to-day finances and manage, protect and grow their wealth.

Commercial Banking (‘CMB’)
Our global reach and expertise help domestic and international businesses around the world unlock their potential.

Global Banking and Markets (’GBM’)
We provide a comprehensive range of financial services and products to corporates, governments and institutions.

Cautionary statement regarding forward-looking statements
This Form 6-K contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, inflationary pressures and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war and the Covid-19 pandemic); the Covid-19 pandemic and its impact on global economies could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, inflationary pressures and the Covid-19 pandemic); potential changes in HSBC’s dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war and the related imposition of sanctions, the US’s approach to strategic competition with China, supply chain restrictions, claims of human rights violations, diplomatic tensions, including between China and the US, the UK, the EU, Australia and India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer and HSBC’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may cause both idiosyncratic and systemic risks resulting in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes HSBC to material execution risks, and increases some financial and non-financial risks; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic and the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU following the UK’s withdrawal from the EU, which continues to be characterised by uncertainty despite the signing of the Trade and Cooperation Agreement between the UK and the EU; passage of the Hong Kong national security law and restrictions on telecommunications, as well as the US Hong Kong Autonomy Act, which have caused tensions between China, the US and the UK; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and

1a	HSBC Holdings plc

•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including with respect to the commitments set forth in our thermal coal phase-out policy and our targets to reduce our on-balance sheet financed emissions in the oil and gas, and power and utilities sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that high inflationary concerns and the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/ or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way we prepare our financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and climate-related products consistent with the evolving expectations of our regulators, and our capacity to measure the climate impact from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our climate ambition, our targets to reduce financed emissions in our oil and gas, and power and utilities portfolio and the commitments set forth in our thermal coal phase-out policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 27 to 28.

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’, ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

HSBC Holdings plc	1b

Opening up a world of opportunity
Our ambition is to be the preferred international financial partner for our clients.
Our purpose, ambition and values reflect our strategy and support our focus on execution.
Read more on our purpose and values on pages 4 and 15 of our Annual Report and Accounts 2021.

Key themes
Financial performance
Reported profit after tax in 1H22 increased compared with 1H21, and included a $1.8bn gain on the recognition of a deferred tax asset. Reported profit before tax decreased, primarily as a result of a net charge for expected credit losses and other credit impairment charges, compared with a net release in 1H21. In recognition of the impact of our growth and transformation programmes, as well as the improved global interest rate outlook, we have updated our returns target, and are now targeting a return on average tangible equity of at least 12% from 2023 onwards.
Read more on page 13.

Strategic transformation
We made good progress on our strategic growth priorities, including in our Asia Wealth business through a combination of bolt-on acquisitions and continued investment. To support growth, we continue to deliver on our transformation initiatives. Our cost-reduction programmes have now generated cumulative savings of $4.4bn and we are dedicating an increasing share of expenditure to technology to drive operating productivity and improved customer outcomes.
Read more on page 8.

Climate transition
We continued to make progress towards our net zero ambition, with a focus on financing the transition to a net zero global economy. We have set 2030 targets to reduce our on-balance sheet financed emissions for two sectors, and are working on setting targets for five new sectors for our next annual disclosures. In March 2022, we set out three key steps to turn our net zero ambition into business transformation, including a review to align our key sector policies with net zero, starting with energy and deforestation.
Read more on page 10.

Delivery against our financial targets
Return on average tangible equity (annualised) <>
9.9%
Revised target: ≥12% from 2023 onwards (updated from ≥10% in the medium term).
(1H21: 9.4%)

Adjusted operating expenses <>
$15.4bn
Target: 2022 adjusted operating expenses in line with 2021.
(1H21: $15.5bn)

Gross risk-weighted asset reduction
$114bn
since the start of the programme.
Target: >$110bn by the end of 2022.

Common equity tier 1 capital ratio
13.6%

Target: >14%, managing in the range of 14% to 14.5% in the medium term; and manage the range down further long term.
(31 December 2021: 15.8%)

Interim dividend per ordinary share for 1H22
$0.09
Further explanation of performance against Group financial targets may be found on page 13.
Performance in 1H22
Reported profit after tax
$9.2bn
(1H21: $8.4bn)

Basic earnings per share
$0.42
(1H21: $0.36)

Gender diversity
32.5%
Women in senior leadership roles.
Target: 35% by 2025.
(31 December 2021: 31.7%)

Sustainable finance and investment
$170.8bn
Cumulative total provided and facilitated since January 2020.
Ambition: $750bn to $1tn by 2030.
(31 December 2021: $126.7bn)

Read more on our financial overview on page 13.
Our data dictionary, which includes a definition of sustainable finance and investments, can be found at www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

HSBC Holdings plc	1

Highlights

Performance in the first half of 2022 benefited from global interest rate rises on revenue and strong cost discipline. The impact of our growth and transformation programmes, as well as the improved global interest rate outlook, have given us the confidence to update our returns target.

Financial performance (1H22 vs 1H21)
•Reported profit after tax increased by $0.8bn to $9.2bn. This included a $1.8bn gain on the recognition of a deferred tax asset from historical losses, as a result of improved profit forecasts for the UK tax group, which has accelerated the expected utilisation of these losses. Reported profit before tax decreased by $1.7bn to $9.2bn, reflecting a net charge for expected credit losses and other credit impairment charges (‘ECL’), compared with a net release in 1H21. Adjusted profit before tax fell by $0.9bn to $10.7bn.
•Reported revenue decreased marginally to $25.2bn, primarily due to foreign currency translation impacts and 1H22 losses on planned business disposals. Adjusted revenue increased by 4% to $25.7bn, driven by higher net interest income, reflecting interest rate rises and balance sheet growth, and strong growth in revenue from Global Foreign Exchange in Global Banking and Markets (‘GBM’). This was partly offset by unfavourable market impacts in insurance manufacturing in Wealth and Personal Banking (‘WPB’).
•Net interest margin (‘NIM’) of 1.30% rose by 9 basis points (‘bps’).
•Reported ECL were a net charge of $1.1bn, reflecting stage 3 charges of $0.8bn, as well as additional allowances to reflect heightened economic uncertainty and inflation, in part offset by the release of most of our remaining Covid-19 reserves. This compared with a $0.7bn net release in 1H21.
•Reported operating expenses decreased by 4%, primarily due to foreign currency translation impacts. The reduction also reflected the impact of our cost-saving initiatives and a lower performance-related pay accrual, which partly offset increased investment and inflationary impacts. Adjusted operating expenses decreased by 1%.
•Reported customer lending decreased by $17bn since 31 December 2021 due to foreign currency translation impacts. Adjusted customer lending increased by $34bn, reflecting growth in Commercial Banking (‘CMB’) and GBM, including trade lending, and growth in WPB from mortgages and unsecured lending.
•Return on average tangible equity (‘RoTE‘) (annualised) of 9.9% increased by 0.5 percentage points compared with 1H21, including a 2.3 percentage point annualised impact of the deferred tax asset gain.
•Common equity tier 1 (‘CET1’) ratio of 13.6% decreased by 2.2 percentage points from 31 December 2021. This reflected a reduction in CET1 capital of $16.8bn, which included a $4.8bn valuation loss in equity from financial instruments as yield curves steepened, and a $13.4bn increase in risk-weighted assets (‘RWAs’) primarily from 1Q22 regulatory changes. The reduction also included the share buy-back of up to $1bn announced at our full-year 2021 results.
•The Board has approved an interim dividend for 1H22 of $0.09 per ordinary share, to be paid in cash.
Financial performance (2Q22 vs 2Q21)
•Reported profit after tax increased by $1.9bn to $5.8bn, which included a $1.8bn deferred tax gain. Reported profit before tax was stable at $5.0bn. Net ECL charges of $0.4bn compared with 2Q21 net ECL releases of $0.3bn. This movement was broadly offset by reported revenue growth, mainly due to interest rate rises, despite an adverse movement in market impacts in insurance manufacturing, foreign currency translation impacts and losses on planned business disposals. In addition, reported operating expenses were lower due to foreign currency translation impacts, our cost-saving initiatives and strong cost discipline mitigating increased investment and inflation.

Outlook
•The revenue outlook remains positive. Based on the current market consensus for global central bank rates and our continued mid-single-digit percentage lending growth expectations for 2022, we would expect net interest income of at least $31bn for 2022 and at least $37bn for 2023 (based on average June rates of foreign exchange on an IFRS 4 basis1).
•We continue to expect our ECL charges to normalise towards 30bps of average loans in 2022, recognising the possible risk of further deterioration in the consensus economic outlook.
•We remain confident in our ability to deliver 2022 adjusted operating expenses in line with 2021, despite inflationary pressures. We now aim to deliver 2023 adjusted cost growth of around 2%, compared with 2022 on an IFRS 4 basis1, and intend to maintain strict cost discipline thereafter.
•With profit generation and continued RWA actions, we aim to manage back to within our 14% to 14.5% CET1 target range during the first half of 2023. While further share buy-backs remain unlikely in 2022, for future years we expect to return to shareholders excess capital over and above what is required for executing the strategy. The forecast loss on the disposal of our French retail operations is expected to impact our CET1 ratio by approximately 30bps in the second half of 2022.
•The impact of our growth and transformation programmes over the last two years has given us the confidence to update our returns guidance. Subject to the current path implied by the market for global policy rates, we are now targeting a RoTE of at least 12% from 2023 onwards, noting continued macroeconomic uncertainty.
•Given the current returns trajectory, we expect a dividend payout ratio of around 50% for 2023 and 2024. We also intend to revert to paying quarterly dividends in 2023, although we expect the quarterly dividend for the first three quarters to initially be reinstated at a lower level than the historical quarterly dividend of $0.10 per share paid up to the end of 2019.

1 Following the implementation of IFRS 17 on 1 January 2023, directly attributable costs will be incorporated in the contractual service margin and, as recognised, will be presented as a deduction to reported revenue. This will result in a reduction in reported operating expenses.

2	HSBC Holdings plc

Key financial metrics

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
Reported results
Reported revenue ($m)	25,236	25,551	24,001
Reported profit before tax ($m)	9,176	10,839	8,067
Reported profit after tax ($m)	9,215	8,422	6,271
Profit attributable to the ordinary shareholders of the parent company ($m)	8,289	7,276	5,331
Cost efficiency ratio (%)	65.1	66.9	73.1
Net interest margin (%)[1]	1.30	1.21	1.20
Basic earnings per share ($)	0.42	0.36	0.26
Diluted earnings per share ($)	0.41	0.36	0.26
Alternative performance measures
Adjusted revenue ($m)	25,690	24,734	23,577
Adjusted profit before tax ($m)	10,673	11,538	9,681
Adjusted cost efficiency ratio (%)	59.9	62.7	65.5
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)	0.21	(0.14)	(0.03)
Return on average ordinary shareholders’ equity (annualised) (%)[1]	9.7	8.4	7.1%
Return on average tangible equity (annualised) (%)[1,2]	9.9	9.4	8.3%

	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
Balance sheet
Total assets ($m)	2,985,420	2,976,005	2,957,939
Net loans and advances to customers ($m)	1,028,356	1,059,511	1,045,814
Customer accounts ($m)	1,651,301	1,669,091	1,710,574
Average interest-earning assets ($m)	2,233,321	2,188,991	2,209,513
Loans and advances to customers as % of customer accounts (%)	62.3	63.5	61.1
Total shareholders’ equity ($m)	188,382	198,218	198,250
Tangible ordinary shareholders’ equity ($m)	148,308	157,985	158,193
Net asset value per ordinary share at period end ($)	8.41	8.69	8.76
Tangible net asset value per ordinary share at period end ($)	7.48	7.81	7.88
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[3,4]	13.6	15.6	15.8
Risk-weighted assets ($m)[3,4]	851,743	862,292	838,263
Total capital ratio (%)[3,4]	18.6	21.0	21.2
Leverage ratio (%)[3,4]	5.5	5.3	5.2
High-quality liquid assets (liquidity value) ($bn)[4]	656.6	659.3	717.0
Liquidity coverage ratio (%)[4]	134	134	138
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,819	20,223	20,073
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,949	20,315	20,189
Average basic number of $0.50 ordinary shares outstanding (millions)	19,954	20,211	20,183
Dividend per ordinary share (in respect of the period) ($)	0.09	0.07	0.18
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 37. Definitions and calculation of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 56.
1    For these metrics, half-year to 31 December 2021 is calculated on a full-year basis and not a 2H21 basis.
2    Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
3    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 94. The leverage ratio is calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements, in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and subsequently amended under UK law.
4    Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.

HSBC Holdings plc	3

Group Chief Executive’s review

By delivering our growth and transformation plans at pace, HSBC has become a stronger, more international business capable of achieving our best returns in a decade.

We are now two and a half years into our transformation programme to make HSBC fit for the future. We still have more work to do in the second half of this year – but we are now much better positioned to meet the needs of our international customers and to deliver higher returns for our shareholders.
The key to delivering our ambitions, now and in the future, is to grow and transform HSBC at the same time. That was the focus of the transformation programme we announced in February 2020, and of the updated strategy we launched in February 2021. The progress we have made in both regards gives us a strong starting point as we enter the current interest rate cycle.
Our transformation agenda has been based around three things: reshaping our portfolio, increasing our capital efficiency and tightly managing our costs. In 2021, we accelerated this agenda in response to Covid-19, under four strategic pillars: focus on our strengths, digitise at scale, energise for growth, and lead the transition to net zero.
In reshaping our portfolio, we have exited – or are exiting – non-strategic businesses in the West and reallocated capital towards areas of growth in Asia and the Middle East. In the first half of 2022, we completed our acquisition of AXA Singapore, increased our stake in HSBC Qianhai Securities to 90%, took full ownership of our HSBC Life China insurance business, and agreed to sell our businesses in Greece and Russia, subject to regulatory approvals.
In terms of capital efficiency, our risk-weighted asset reduction programme had reached $104bn by the end of 2021, against a target of $110bn by the end of 2022. We have now reached a cumulative total of $114bn of risk-weighted asset savings, and the acceleration of restructuring across our US and Europe businesses means we are on track to reach at least $120bn of savings by the end of this year.
We continue to invest in areas of strength. Our investment to boost our Asia wealth product and platform capabilities helped us to attract strong levels of net new invested assets, and to grow the value of new business in our insurance franchise in Asia by 41% on last year’s first-half. We achieved both of these despite the temporary closure of parts of our branch network due to Covid-19 restrictions in Hong Kong.
Finally, we have continued to manage our cost base with discipline. Our sustained investment to digitise HSBC at scale has helped make us a more agile and efficient organisation. Our hybrid working model has enabled us to reduce our office real estate footprint by around a third since the start of 2020. At the same time, rising customer demand for digital products and services has enabled us to keep reducing and adapting our branch network in response to changing customer behaviour.
Our cost reduction programmes remain on track. We have more to do before December – particularly to further simplify the organisation – but I remain committed to achieving stable adjusted costs in 2022 compared with last year, despite rising inflation.

4	HSBC Holdings plc Interim Report 2022

“The progress we have made in growing and transforming the business gives us a strong starting point as we enter the current interest rate cycle.“
International
As a result of this work, HSBC is now a more international business, focused on serving international customers alongside our strong domestic franchises in Hong Kong and the UK. Serving customers across borders is what we do best. It is how we can best help them to grow, and, we believe, the fastest way to accelerate returns for our shareholders.
HSBC has been internationally focused since it was founded 157 years ago to support trade between East and West. When we refreshed our purpose 18 months ago, we spoke to tens of thousands of our customers, colleagues and other stakeholders as we considered who we are and what we do. Our refreshed purpose – ‘opening up a world of opportunity’ – underlined that our internationalism remains the most defining characteristic of our identity.
Our strength as a well connected, global institution is the main reason our wholesale clients choose to bank with us and we are determined to capitalise on the advantages our network gives us. As part of this, we are exiting domestic wholesale client relationships where returns are sub-standard in order to focus on meeting the needs of international customers. We have repositioned our US and Europe businesses in the same vein, completing the sale of our US domestic mass market retail business in the first half of the year, and remaining on track to complete the sale of our French retail business in 2023.
This strategy is serving our customers and investors well. Even as trade flows have changed and supply chains have shifted post-pandemic, we have maintained our leadership in global trade because our global network means we can go wherever trade goes. We built on this further in the first-half, growing trade balances by $5bn or 6% in a challenging global environment. We were also named ‘Best Bank for Trade Finance’ by Euromoney in July.

In a low interest-rate environment, our international network was also a key factor in the good returns generated by our other leading franchises. More than three quarters of our wholesale client revenue is connected to our international network, and just under half of our wholesale client business is cross-border. Our ability to connect clients in the West with high-returning opportunities in the East remains a key differentiator.
In Commercial Banking, adjusted revenue grew by 14% compared with last year’s first-half, with international business a strong contributor. In particular, we saw adjusted revenue growth of 20% in Global Trade and Receivables Finance, and of 42% in Global Liquidity and Cash Management.
In Global Banking and Markets, adjusted revenue was up 4% on the same period last year, due in part to a good performance in transaction banking. In addition, the volume of client business booked in Asia and the Middle East from clients managed in Europe and the Americas grew by 8% on last year’s first-half, underlining the importance of our ability to connect global clients and investors to those regions.
In Wealth and Personal Banking, we grew the number of customers classed as international by 5%, compared with last year’s first-half. These include customers we bank in more than one market, and customers who come from a country or territory other than the market in which they now bank. According to our analysis, the average international customer generates around double the revenue of the average domestic customer. This is both our fastest growing customer segment, and our most commercially attractive.

HSBC Holdings plc	5

Financial performance
Our first-half performance reflected much of the progress we have made since 2020, with good organic growth across the business and tight cost control. In addition, increased net interest income reflected rising global interest rates, with further policy rate rises anticipated over the coming months.
Overall, the Group delivered $9.2bn of reported profit before tax and $10.7bn of adjusted profit before tax in the first half of the year. Although this was lower than in the first half of 2021, it reflected a more normalised level of expected credit losses compared with the Covid-19 releases made last year, as well as the macroeconomic impact of the Russia-Ukraine war.
All our regions were profitable in the first-half. This included a strong performance from HSBC UK, which delivered adjusted profits of $2.5bn, up 15% on the first half of last year. Our Asia business delivered adjusted profits of $6.3bn, despite the impact of Covid-19 in some of our biggest markets.
Adjusted revenue was up 4%, including growth of 15% in net interest income compared with last year’s first-half. Market impacts meant wealth revenue was lower compared with the same period last year, although our insurance business performed well. In Commercial Banking, adjusted trade revenue was up 20% on the prior year. Lending balances were up in all businesses in the first-half, underlining that conversion of our business pipelines remains strong.
Adjusted operating expenses fell by 1%, mainly as a result of our cost-saving initiatives and a lower performance-related pay accrual. We achieved this in spite of growing inflationary pressures and rising investments in technology and our Asia Wealth business.
Our CET1 ratio at the end of the first-half was 13.6%, down from 15.8% at the end of 2021. This reflected losses on financial instruments held as hedges to our exposure to interest rate movements, and an increase in RWAs due to regulatory changes and foreign exchange movements. We expect to be back within our 14% to 14.5% CET1 target range in the first half of 2023.
We have announced an interim dividend of $0.09 per share, up $0.02 per share on the first half of 2021. We have also now completed both the $2bn buy-back programme we announced in 2021, and the further $1bn buy-back we announced at our annual results in February.

“Serving customers across borders is what we do best. It is how we can best help them to grow, and, we believe, the fastest way to accelerate returns for our shareholders.“

Outlook
The revenue outlook has improved further since our full-year 2021 results, despite the uncertain macroeconomic environment.
In February, based on the implied market consensus policy rates at the time, we expected to deliver a return on tangible equity of at least 10% for 2023. We expect to make further progress with our growth and transformation plans in the second half of 2022, and believe we can restrict cost growth to around 2% in 2023, despite inflationary pressures. Subject to the path currently being implied by the market for policy rates, we are now confident of achieving a return on tangible equity of at least 12% from 2023 onwards.
As a result of this higher returns trajectory, we are also able to provide more specific guidance around dividends. We now expect to deliver an improved payout ratio of around 50% for 2023 and 2024, subject to achieving our performance targets. We also intend to revert to paying quarterly dividends from the start of 2023. We remain committed to enabling our shareholders to benefit from the growing returns that our strategy is delivering.

6	HSBC Holdings plc

Transition to net zero
The transition to net zero is a core part of our strategy, both now and for the long term. Given our scale and footprint, we know we have a major role to play in enabling the transition to a net zero global economy. I am unequivocal about my own personal commitment to this agenda, and that commitment is shared by the Board and the senior management team. The urgent need to transition the global economy to net zero is going to change the industrial landscape completely. The overwhelming majority of our clients understand this, and are actively planning and undertaking their own transitions. It stands to reason that financing the new business models and climate technologies they need presents a huge commercial opportunity for HSBC.
I am pleased that we have continued to make good progress towards our ambition of providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030. By the end of June, our cumulative total for sustainable finance and investment since 2019 was more than $170.8bn. Earlier this year, we published interim targets for on-balance sheet financed emissions in the oil and gas, and power and utilities sectors. We also committed to publish our first bank-wide climate transition plan in 2023, to phase down fossil fuel financing in line with science-based targets, and to review and update our financing and investment policies critical to net zero. These concrete actions can have a significant impact in reducing global emissions and will help ensure that HSBC remains a global climate leader.

Our people
Everything we have achieved over the last six months – and everything we want to achieve over the next six months and beyond – rests on the hard work, commitment and tireless efforts of my colleagues around the world.
I am especially grateful to my colleagues for managing considerable uncertainty and disruption in the first half of the year, particularly those in Hong Kong and mainland China, who have managed the impact of Covid-19 restrictions on our customers and communities; in Sri Lanka, who have continued to deliver for our customers during the current economic and political crisis; and in Poland and eastern Europe, who have been volunteering to help those directly impacted by the Russia-Ukraine war.
I am grateful too for the support that my colleagues have offered to customers impacted by the ongoing cost of living crisis gripping many of the world’s major economies. These are testing times for many of those who bank with us and we are committed to helping support them through this difficult period.
My colleagues represent the very best of HSBC, and I am proud of all they have done – and are doing – to support our customers, communities and each other.

Noel Quinn
Group Chief Executive
1 August 2022

HSBC Holdings plc	7

Our strategy
We are actively implementing our strategy across the four pillars aligned to our purpose, values and ambition announced in February 2021.

Progress on our 2021 commitments
Since the announcement of our transformation programme in February 2020 and the launch of our refreshed strategy in February 2021, we have made good progress in both growth and transformation initiatives across our four strategic pillars:
•focus on our areas of strength;
•digitise at scale to adapt our operating model for the future;
•energise our organisation for growth; and
•support the transition to a net zero global economy.

In the first half of 2022, we saw strong underlying growth across our businesses. In Wealth and Personal Banking, our net new invested assets grew by $39bn despite adverse market conditions, reflecting our focus on wealth over the past years. The insurance value of new business in Asia increased by 41%, and lending balances continued to grow. In Commercial Banking, we had strong growth in both net interest income and fee income. Our Markets and Securities Services business also had a strong 1H22 despite market volatility.
We also made good progress on our inorganic activities. We completed the acquisition of AXA Singapore and are on track to complete the acquisition of L&T Investment Management in India. We increased our equity shareholding in our Chinese securities joint venture, HSBC Qianhai Securities, bringing our stake from 51% to 90%, and also acquired the remaining 50% stake in HSBC Life Insurance Company Limited in China. In the UK, we continued our strong growth momentum in mortgages, with market share growing to 7.6% in 1H22, from 7.4% in 1H21, according to calculations based on Bank of England market data.
In addition to growth, we continue to deliver on various transformation initiatives. We are on track to keep our adjusted costs in 2022 stable compared with 2021, while continuing to dedicate a higher portion of expenditure into technology to drive operating productivity and better customer outcomes.
To further support our areas of growth, we are continuing to reposition our portfolio through the exits of the domestic mass market retail business in the US and the retail banking business in France. We are also planning to exit Greece and Russia, subject to regulatory approval. The progress of our transformation programme positions us well as we enter into a cycle of higher interest rates. We have a higher deposit balance than a few years ago, lower unsecured lending credit risk as a percentage of our retail loan book and higher operating leverage through our cost programme. We are well positioned to execute our growth and transformation programme from this strong basis.

Shifting capital to areas with the highest returns and growth
We aim to accelerate the shift of capital and resources to areas that have demonstrated the highest returns and where we are strongest, including to Asia and our higher-returning WPB business. Fee-income growth continues to be our focus, although its share relative to total adjusted revenue was impacted by recent interest rate rises, which led to higher net interest income in 1H22. We aim to pivot to a longer-term revenue mix of approximately 35% fees and insurance income, given our investments across the three global businesses on fee propositions.

Capital allocation and revenue concentration
Asia
(as a % of Group tangible equity)1
Wealth and Personal Banking
(as a % of Group tangible equity)2

Adjusted fees and insurance revenue
(as a % of total adjusted revenue)3

1 Based on tangible equity of the Group’s major legal entities excluding associates, holding companies and consolidation adjustments.
2 WPB tangible equity as a share of tangible equity allocated to the global businesses (excluding Corporate Centre). Excludes holding companies and consolidation adjustments.
3 IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the recognition of profits in our insurance business. For further details on the impact of IFRS 17 on the results of our insurance operations, including preliminary management estimates, see page 29.
4 Medium term is defined as 3 to 4 years from 1 January 2020; long term is defined as 5 to 6 years from 1 January 2020.

8	HSBC Holdings plc

Our strategy
Our strategy centres on four key areas: focus on our strengths, digitise at scale to adapt our operating model for the future, energise our organisation for growth, and support the transition to a net zero global economy.

Focus on our strengths
In our global businesses
In each of our global businesses, we focus on delivering growth in areas where we are strongest and have opportunities to grow.

Wealth and Personal Banking
In WPB, we have continued to make progress in executing our wealth, asset management and insurance strategy, notably in Asia. WPB adjusted revenue in 1H22 was $10.9bn, down 0.5% compared with 1H21, but with good growth in the UK, Mexico and Asia excluding Hong Kong. Personal Banking performed strongly with 13% growth during the same period. Despite adverse market conditions, in 1H22 we grew our net new invested assets by $39bn, with $22bn coming from Asia. Our Asia insurance value of new business reached $660m, up 41% compared with 1H21. During the same period, our lending balance grew 4% to $475bn. We have made progress on many international propositions. Global Money Account, our multi-currency account, is live in three markets and Global Money Transfer is launched in five markets with expansion planned for later this year. We launched the first corridor – India to Singapore – for our international credit portability service, which allows customers to use their credit history in their home country to gain customer credit in a foreign country. In the US, Canada, Hong Kong (overseas Hong Kong ID holders only) and for HSBC Expat Banking accounts, we enabled a digital capability for customers to open their foreign bank accounts from their home country online.

Commercial Banking
We saw strong performance in CMB across all regions with adjusted revenue reaching $7.2bn, a 14% increase compared with 1H21, driven by both transaction banking and lending. Growth in Global Liquidity and Cash Management and Global Trade and Receivables Finance especially contributed to fee income growth, a key area of focus for us, with overall fee income increasing by 12% to $1.9bn in 1H22. We continue to invest in global platforms and improving SME propositions. We are rolling out Global Wallet, a digital wallet that allows Business Banking customers to send 11 currencies and receive six currencies without opening local bank accounts, to more markets later in 2022. To support our plan to accelerate international client acquisition, we launched our Banking as a Service platform with Oracle Netsuite in the US, and are exploring expansion to additional markets. We also piloted a trade finance platform that provides financing programmes to manufacturers, retailers and online marketplaces.

Global Banking and Markets
GBM adjusted revenue increased 4% compared with 1H21, reaching $7.8bn. Adjusted collaboration revenue with our other global businesses remains a key opportunity for us, with $1.8bn in 1H22 compared with $1.7bn in 1H21. GBM continues to drive international connectivity across regions, with our clients in Europe and the Americas facilitating approximately $1.1bn of client business into Asia and the Middle East in 1H22, an increase of approximately 8% compared with 1H21.1 In Asia, we are ramping up our client coverage, through strengthening our Singapore-based expertise to support regional growth, and rolling out a coverage model that will serve our mainland China clients consistently across the relevant legal entities, including activities served out of Hong Kong. We are creating a platform to issue digital bonds as our first tokenised solution in the market. We are also engaging with central banks on central bank digital currency experiments in preparation for future launches.

1 Client business differs from reported revenue as it relates to certain client-specific income, and excludes certain products (including Principal Investments, CMB and GBM Other and Asset Management), Group allocations, recoveries and other non-client related and portfolio level revenue. It also excludes Hang Seng. CMB client business excludes Business Banking customers. GBM client business includes an estimation of client-specific day one trade-specific revenue from Markets and Securities Services products, which excludes ongoing mark-to-market revenue and portfolio level revenue such as hedging. Cross-border client business represents the income earned from a client’s entity domiciled in a different geography than where the client group’s global relationship is managed. ‘Booking location’ represents the geography of the client’s entity or transaction booking location where this is different from where the client group’s global relationship is managed. Analysis is based on reported FX.

HSBC Holdings plc	9

Digitise at scale

Investing in technology
We continue to invest in our technology and operational capabilities to drive operating productivity and to offer better client experience across businesses and geographies. In 1H22, approximately $3.1bn, or 20%, of our overall adjusted operating expenses were dedicated to technology, up from approximately $2.9bn in 1H21.
Our investments are enhancing our platforms and our customers’ digital experiences. The improving digital engagement with clients across various channels shows the progress we have made so far. At the end of 1H22, 46% of our retail customers active on our mobile services had logged onto a HSBC mobile app at least once in the last 30 days, compared with 41% at the end of 1H21. Our wholesale clients executed 6.3 million payments on HSBCnet’s mobile banking app, a 61% increase compared with 1H21.
To improve our operational efficiency, we continue to increase the usage of Cloud in our back-office functions. Our Cloud adoption rate, which is the percentage of our technology services on the private or public Cloud, increased from approximately 25% at the end of 1H21 to 31% at the end of 1H22. During the same period, 27% of our total technology workforce in the global businesses and functions were aligned to at least one agile team per agile blueprint, more than doubling from 13%. Since 2019, we have reduced our global corporate real estate by 30%, and decreased our physical branch footprint globally from 3,222 branches to 2,665. Our operations headcount in the Digital Business Services function also reduced during the same period from approximately 31,400 to 28,400 people.
As we increase our efficiency, especially through utilising technology, we continue to focus on keeping our costs stable and offsetting pressures that arise from higher inflation.

Technology spend
% of total adjusted operating expenses

Energise for growth
Empowering and energising our employees is crucial for building a more effective workforce. We have made progress across all the parameters set out in our strategy.
We continue to advocate diversity and inclusion, especially in senior leadership roles, which are those classified as band 3 and above in our global career band structure. We have been steadily increasing the percentage of female leaders, reaching 32.5% at the end of 1H22, compared with 31.1% at the end of 1H21.
To open up a world of opportunity for our colleagues and to help them develop future-ready skills, in 2021 we launched Talent Marketplace, an online platform that uses our global network and allows colleagues to work on projects around the world based on their skills and aspirations. We aim to roll this out to all employees by 2023. We also continued to provide learning opportunities for our colleagues, especially in data, digital and sustainability. In 1H22, the total learning hours spent on these future skills increased to approximately 175,000 hours from 22,400 hours in 1H21. To build a simpler, leaner organisation, we created Group-wide design principles to shape our future organisational model and structure.

Transition to net zero
As part of our ambition to support our customers through transition to net zero, we aim to provide and facilitate $750bn to $1tn of sustainable finance and investments by 2030. In 1H22, we provided and facilitated $44.1bn of cumulative sustainable finance and investments, bringing our cumulative amount since 1 January 2020 to $170.8bn. We also continued to demonstrate progress towards our net zero target. In March 2022, we outlined three steps to turn our net zero ambition for our portfolio of clients into business transformation across the Group. This includes publishing a bank-wide climate transition plan in 2023, phasing down our fossil fuel finance with a science-aligned method, and reviewing our wider financing and investment policies that are critical to achieving net zero by 2050. We continue to unlock new climate solutions, focusing on supporting innovation in critical areas such as green technologies. To support this, in January 2022 we announced our investment of $100m as an anchor partner in Breakthrough Energy Catalyst, a programme that uses private-public capital to accelerate the development of clean technologies.

10	HSBC Holdings plc

How we do business
We conduct our business intent on opening up opportunities to ensure the sustained success of our customers, people and other stakeholders.
Our approach
Our purpose, ‘Opening up a world of opportunity’, explains why we exist and guides us in what we do every day. It is a long-term, optimistic and confident statement of the opportunity and growth we see for our customers and ourselves in the future.
We are continuing to embed our purpose and values in the organisation. We regularly ask our people to reflect on how we are opening up a world of opportunity for our customers, investors, colleagues and communities. In the first half of 2022, we invited all our colleagues globally to join a live online conversation, to share ideas on how to improve customer and colleague experience, and delivering on our purpose. These ideas will be analysed and shared with leaders to inspire action.
We were also guided by our purpose when we sought to help our customers impacted by the Russia-Ukraine war, the Covid-19 pandemic, supply chain disruptions and the rising cost of living (see next page).

Our conduct
Our purpose-led conduct approach guides us to do the right thing and focus on the impact we have for our customers and the financial markets in which we operate. Together with more formal policies and the tools we have to do our jobs, our conduct approach provides a clear path to achieving our purpose and delivering our strategy. For further details, see www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct.
Our colleagues
We have continued to help our colleagues navigate the impacts of the Covid-19 pandemic. Supporting the mental and physical well-being of our colleagues has remained a priority. We have provided new tools, services, and training, especially in countries and territories where Covid-19-related restrictions on mobility persisted throughout the first half of this year.
Developing the skills of colleagues is critical to energising our organisation and developing career resilience. In 1H22, our colleagues completed approximately 175,000 hours on courses and development activity related to our key future skills: sustainability, digital and data.

We have continued to develop the diversity of our senior leadership and we remain on track to achieve our ambition of 35% female leaders by 2025. Providing transparency over the makeup of our organisation helps us to improve how we reflect the communities we serve. In 2020, we committed to double the number of Black senior leaders by 2025. In the UK and US, we have set country-specific goals that are aligned to country demographics. In the Asia-Pacific and MENA regions, we are encouraging colleagues to voluntarily share their ethnicity data to allow us to continue developing market-specific goals.

Our climate transition
Climate change is one of the most urgent problems facing our world. Finance has a critical role to play and, given our global presence, we believe we are well positioned to support our customers in the transition to a net zero global economy.
We are committed to a science-aligned phase-down of fossil fuel finance to limit the rise in global temperatures to 1.5°C, compared with pre-industrial levels. We have set on-balance sheet financed emissions reduction targets for two emissions-intensive sectors, where we believe engagement and climate action have the greatest potential to effect change: the oil and gas, and power and utilities sectors.
In March 2022, we announced the steps we will take to transform our business to achieve our net zero ambition of becoming net zero in our operations and supply chain by 2030, and align our financed emissions to net zero by 2050.
Our ambition is underpinned by our relationships with customers and our collective engagement. We will work with our major energy producer clients to help develop credible, science-based transition plans. We will use these plans as a basis for further engagement and decision making, including how we drive decarbonisation within our portfolios.
We are reviewing and updating our financing and investment policies critical to achieving our net zero ambition. These include policies on energy and thermal coal, as well as on deforestation to reflect emerging science, international guidance and industry practice.

We plan to publish initial financed emissions baselines and targets for the sectors: coal mining, aluminium, cement, iron and steel, and transport (including automotive, aviation and shipping), as part of our annual disclosure for the year ended 31 December 2022. We have committed to publish our own climate transition plan in 2023. This plan will bring together our climate strategy, science-based targets, and how we plan to embed this into our processes, policies and governance.

Delivering for our stakeholders
Having a clear purpose and strong values has never been more important. As the world changed over the past two years, we adapted to new ways of working.
We have endeavoured to provide support to our customers, colleagues and communities impacted by the Russia-Ukraine war. We also recognise that the world is at different stages of the Covid-19 pandemic, and have sought to help customers amid supply chain disruptions and the rising cost of living, while providing support to our colleagues in maintaining their well-being. Listening to the views of our colleagues is also fundamental to how we work at HSBC.
In the following table, we set out how we have supported our stakeholders – our customers, employees, investors, communities, regulators and governments, and suppliers – during the first half of 2022.

HSBC Holdings plc	11

Our stakeholders	How we deliver
Customers
–We have opened over 5,000 bank accounts for Ukrainian refugees in the UK to support them with accessing required financial services. This follows a scheme launched last year to allow Afghan settlers to open bank accounts. HSBC UK fully supports the Homes for Ukraine scheme and is committed to making it as simple as possible for mortgage and home insurance customers to take part.
–We provided more flexible payment terms and reduced the time for both supplier credit approvals and access to working capital financing to help customers manage recent supply chain disruptions.
–In the UK, we are preparing to support customers amid the rising cost of living pressures from higher inflation. Initiatives include proactively contacting customers who might be at risk of financial difficulty, and creating a new cost of living ‘hub’ on the public website, with articles, tools and links to third-party support.
–We continued to support businesses in their sustainability transition with the launch of a £500m Green SME Fund in the UK and a $5bn Sustainability Fund for the Greater Bay Area, as well as a $1bn Female Entrepreneur Fund across selected markets.

Employees
–In April 2022, 18,000 colleagues joined our second ‘Global Jam’, where for over three days colleagues from every region held a multi-language conversation on topics such as our purpose and values, life at HSBC and customer experience.

–In some of our Asian markets, which continued to face Covid-19-related restrictions, we supported colleagues with an enhanced well-being offering to support mental and physical needs. Care packages – including food supplies – were distributed to colleagues where local supply chains were strained.
–Following positive feedback from colleagues, we continued to adopt hybrid working practices. We are continuing to review and implement more modern flexible working arrangements across all our operating markets to help more colleagues improve their work-life balance, which is linked to improved mental health.

Investors
–We value the ongoing engagement we have with our shareholders and have begun to reflect the Group’s approach to new ways of working in conducting our investor programme, offering in-person, virtual and hybrid meetings and events.
–We were pleased to be able to offer in-person attendance as well as a video webcast option for our AGM in April and continue to engage constructively with institutional shareholders and ShareAction in developing our climate-related commitments. In April, we also paid the second interim dividend for 2021 of $0.18 per share, and continue to target sustainable dividends with a target payout ratio range of 40% to 55% of reported EPS, while retaining the flexibility to adjust for non-cash significant items.

–We look forward to engaging with our Hong Kong retail shareholders at an Informal Shareholder Meeting to be held on Tuesday 2 August 2022.

Communities
–Our Hongkong Bank Foundation donated $12.8m towards Covid-19 relief for vulnerable communities in Hong Kong.
–We made donations to UNICEF and the International Committee of the Red Cross to support their emergency response programmes helping those affected by the conflict in Ukraine.

Regulators and governments
–We proactively engage with regulators and governments to facilitate strong relationships via virtual and in-person meetings, and responses to consultations individually and jointly via the industry bodies.

Suppliers
–We invited 500 suppliers to participate in the CDP (previously Carbon Disclosure Project) supply chain programme, which helps us to better understand their carbon emissions and zero carbon ambitions. This initiative supports our ambition to be net zero in our operations and supply chain by 2030.

12	HSBC Holdings plc

Financial overview

In assessing the Group’s financial performance, management uses a range of financial measures that focus on the delivery of sustainable returns for our shareholders and maintaining our financial strength.

Executive summary
Financial performance in the first half of 2022 included a net ECL charge, compared with a net release in 1H21. Revenue benefited from the impact of interest rate rises, primarily in response to higher inflation, and balance sheet growth in all of our global businesses. Our Markets and Securities Services (‘MSS’) business benefited from strong client activity, although we were impacted by unfavourable movements in market impacts in life insurance manufacturing due to weaker performances in equity markets. Operating expenses continued to reflect strong cost discipline.
Reported profit before tax of $9.2bn decreased by $1.7bn, compared with 1H21, and our annualised return on average tangible equity (‘RoTE’) was 9.9%, which included a 2.3 percentage point annualised impact of a $1.8bn gain following the recognition of a deferred tax asset. This compared with a RoTE of 9.4% in 1H21. In 1H22, all of our regions were profitable, while of our three global businesses, CMB had a particularly strong performance.
The Group CET1 ratio of 13.6% was down 2.2 percentage points from 31 December 2021, which included the impact of a valuation loss on financial instruments held as economic hedges of net interest income, recorded in other comprehensive income in equity. In respect of 1H22, the Board has announced an interim dividend of $0.09 per ordinary share. Given the path currently being implied by the market for policy rates, we have updated our returns target and we will now target a RoTE of at least 12% from 2023 onwards.

Delivery against Group financial targets

Return on average tangible equity (annualised) (%) <>
9.9%
(1H21: 9.4%)
We achieved an annualised RoTE of 9.9%, compared with 9.4% in 1H21. This included the 2.3 percentage point annualised favourable impact of a $1.8bn gain following the recognition of a deferred tax asset.
The impact of our growth and transformation programmes, together with the anticipated path of global interest rates, has given us the confidence to update our returns target. Despite continued macroeconomic uncertainty, we are now targeting a RoTE of at least 12% from 2023 onwards.

Adjusted operating expenses <>
$15.4bn
(1H21: $15.5bn)
Adjusted operating expenses were $15.4bn, a decrease of 1% compared with 1H21, mainly due to the impact of our cost-saving initiatives and a lower performance-related pay accrual for which the Group-wide phasing of the accrual is driven by the expected profile of full-year profits. These were partly offset by continued investments in technology and wealth in Asia, as well as the effects of higher inflation.
At 30 June 2022, our cost-reduction programmes had generated cumulative savings of $4.4bn, with costs to achieve of $4.6bn. We are on track to deliver cost saves at the high-end of our $5bn and $5.5bn range by the end of 2022, and spend around $7bn in costs to achieve. We now also expect to deliver an additional $1bn of cost saves from this programme in 2023.
Adjusted operating expenses for 2022 are expected to be in line with 2021, with further savings from our cost-reduction programme broadly offsetting inflationary impacts, continued investment and the impacts of acquisitions and disposals. We now aim to deliver 2023 cost growth of around 2%, compared with 2022 on an IFRS 4 basis, and intend to maintain strict cost discipline thereafter.

Gross RWA reductions
$114bn
At 30 June 2022, the Group had delivered cumulative gross RWA reductions of $114bn against our targeted gross RWA reduction of $110bn by the end of 2022. We now aim to achieve gross RWA reductions of $120bn or more by the end of 2022.

CET1 ratio
13.6%

Capital and dividends
At 30 June 2022, our CET1 ratio was 13.6%, down 2.2 percentage points from 31 December 2021, reflecting a decrease in CET1 capital of $16.8bn and an increase in RWAs of $13.4bn. The forecast loss on the disposal of our French retail operations is expected to impact our CET1 ratio by approximately 30bps in 2H22.
With profit generation and continued RWA actions, we aim to manage back to within our target CET1 range of 14% to 14.5% during the first half of 2023. While further share buy-backs remain unlikely in 2022, for future years we expect to return to shareholders excess capital over and above what is required for executing the strategy.
The Board has announced an interim dividend for 1H22 of $0.09 per ordinary share, to be paid in cash with no scrip alternative. The $2bn buy-back programme announced in October 2021 was completed on 20 April 2022, while the additional $1bn buy-back, which was announced in February 2022, concluded on 28 July 2022.
Given our current forecast returns trajectory, we now expect a dividend payout ratio of around 50% for 2023 and 2024. In line with our dividend policy, when calculating our dividend payout ratio, we retain the flexibility to adjust the earnings per ordinary share (‘EPS’) for non-cash significant items. In 2022, we intend to exclude the $1.8bn gain following the recognition of a deferred tax asset when calculating our dividend payout ratio. As previously disclosed, we also intend to exclude the 2H22 forecast loss on the sale of our retail banking operations in France when calculating our dividend payout ratio. We also intend to revert to paying quarterly dividends in 2023, although we expect the quarterly dividend for the first three quarters to initially be reinstated at a lower level than the historical quarterly dividend of $0.10 per share paid up to the end of 2019.

Interim dividend per ordinary share for 1H22
$0.09

HSBC Holdings plc	13

Reported results

	Half-year to			Quarter ended
Reported results	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	30 Jun 2022 $m	30 Jun 2021 $m	31 Mar 2022 $m
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	25,236	25,551	24,001	12,772	12,565	12,464
ECL	(1,090)	719	209	(448)	284	(642)
Net operating income	24,146	26,270	24,210	12,324	12,849	11,822
Total operating expenses	(16,419)	(17,087)	(17,533)	(8,107)	(8,560)	(8,312)
Operating profit/(loss)	7,727	9,183	6,677	4,217	4,289	3,510
Share of profit in associates and joint ventures	1,449	1,656	1,390	793	771	656
Profit before tax	9,176	10,839	8,067	5,010	5,060	4,166
Tax income/(expense)	39	(2,417)	(1,796)	762	(1,206)	(723)
Profit/(loss) after tax	9,215	8,422	6,271	5,772	3,854	3,443

Reported performance - 1H22 vs 1H21
Reported profit
Reported profit after tax of $9.2bn in 1H22 was $0.8bn higher than in 1H21. This included a $1.8bn gain on the recognition of a deferred tax asset from historical losses. This was as a result of improved profit forecasts for the UK tax group, which accelerated the expected utilisation of these losses.
Reported profit before tax of $9.2bn was $1.7bn lower, as reported net ECL charges compared with net ECL releases in 1H21. The net ECL charge in 1H22 included stage 3 charges, as well as the impact of heightened economic uncertainty and inflationary pressures. While reported revenue was lower, primarily due to foreign currency translation differences, it included the positive impact of rising interest rates across all of our global businesses, as well as the benefit of higher volatility to our MSS business. Wealth revenue in WPB was lower, mainly due to unfavourable market impacts in insurance manufacturing and lower investment distribution revenue, although sales in insurance were strong. Our reported share of profit from associates and joint ventures also decreased. These factors were partly offset by a 4% decrease in reported operating expenses, primarily reflecting the impact of foreign currency translation differences.
The fall in reported profit before tax included the adverse impact of foreign currency translation differences of $0.4bn, as well as losses of $0.3bn in 1H22 associated with the planned sales of our branch operations in Greece and our operations in Russia. It also included a $0.1bn increase in restructuring and other related costs.
We continue to be subject to foreign exchange volatility, and in particular with regard to the US dollar, which has strengthened relative to many major currencies. This will impact the translation of results from non-US dollar reporting entities in the Group, particularly in Europe. We intend to retranslate our net interest income guidance and the baseline for our cost guidance at each reporting period to remove the impact of foreign currency translation differences from these measures.
IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the recognition of profits in our insurance business. For further details on the impact of IFRS 17 on the results of our insurance operations, including preliminary management estimates, see page 29.

Reported revenue
Reported revenue of $25.2bn in 1H22 was $0.3bn or 1% lower, primarily due to an adverse impact of foreign currency translation differences of $1.1bn. It also included losses of $0.3bn associated with the planned disposals mentioned above.
Net interest income grew by $1.4bn, reflecting the positive impact of interest rate rises, mainly in Global Liquidity and Cash Management (‘GLCM‘) in CMB and GBM, and Personal Banking in WPB, partly offset by the adverse impact of foreign currency translation differences. In GBM, Global Foreign Exchange revenue benefited from elevated market volatility, and there were strong sales in our insurance business in WPB, which also included a $0.3bn gain following a pricing update for our policyholders’ funds held on deposit with us in Hong Kong to reflect the cost to provide this service. Performance in Global Trade and Receivables Finance (‘GTRF‘) remained strong, notably in CMB, as we grew balances during 1H22.
These increases were partly offset by adverse market impacts in life insurance manufacturing in WPB of $654m, primarily reflecting weaker performances in equity markets, compared with favourable market impacts of $413m in 1H21. Revenue was lower in investment distribution, as subdued customer sentiment led to reduced activity in equity markets, and Covid-19-related restrictions in Hong Kong in 1Q22 resulted in the temporary closure of parts of our branch network. In GBM, a reduction in Principal Investments revenue was driven by lower revaluation gains relative to 1H21. In addition, a reduction in Markets Treasury revenue, which is allocated to our global businesses, reflected lower disposal gains.

14	HSBC Holdings plc

Reported ECL
Reported ECL were a net charge of $1.1bn, compared with a net release of $0.7bn in 1H21. The 1H22 charge primarily reflected stage 3 charges of $0.8bn, including charges related to the commercial real estate sector in mainland China, as well as against Russia exposures. We also recognised additional stage 1 and stage 2 allowances to reflect heightened levels of economic uncertainty and inflationary pressures, in part offset by the release of most of our remaining Covid-19-related allowances. This compared with a net release in 1H21, primarily relating to Covid-19-related allowances previously built up in 2020.
We continue to expect our ECL charges to normalise towards 30bps of average loans in 2022, recognising the possible risk of further deterioration in the consensus economic outlook. We also continue to monitor external developments in certain key vulnerable sectors, particularly offshore commercial financing of the real estate sector in mainland China.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 67 to 75.

Reported operating expenses
Reported operating expenses of $16.4bn were $0.7bn or 4% lower than in 1H21. This included a favourable impact of $0.7bn from foreign currency translation differences, in part offset by an increase in restructuring and other related costs of $0.2bn.
The reduction also reflected the impact of our cost-saving initiatives of $1.1bn and a lower performance-related pay accrual of $0.4bn, for which the Group-wide phasing of the accrual is driven by the expected profile of full-year profits. Given profits in 1H21 benefited from significant ECL releases, we recognised a larger share of the accrual in the first half of the year relative to 1H22. These factors more than offset increases from our continued investments in technology of $0.4bn, gross of cost saves of $0.2bn, and in wealth in Asia of $0.2bn, as well as from other increases, including higher inflation, regulatory investments, growth in business volumes and marketing.

Reported share of profit in associates and joint ventures
Reported share of profit from associates and joint ventures of $1.4bn was $0.2bn or 13% lower than in 1H21, primarily as 1H21 included a higher share of profit from Business Growth Fund (‘BGF‘) due to the recovery in asset valuations.

Tax
Tax in 1H22 was a credit of $39m, mainly due to a $1.8bn credit arising from the recognition of a deferred tax asset from historical tax losses in HSBC Holdings. This was as a result of improved profit forecasts for the UK tax group, which accelerated the expected utilisation of these losses and reduced the uncertainty regarding their recoverability. Excluding this, the effective tax rate for 1H22 was 19.4%, and was reduced by the remeasurement of deferred tax balances following the substantive enactment of legislation to reduce the rate of the UK banking surcharge from 8% to 3% from 1 April 2023. The effective tax rate for 1H21 was 22.3%.

Reported profit after tax in 1H22
$9.2bn
(1H21: $8.4bn)

Reported net interest income in 1H22
$14.5bn
Up 10% compared with 1H21

Reported performance - 2Q22 vs 2Q21
Reported profit
Reported profit after tax of $5.8bn in 2Q22 was $1.9bn higher than in 2Q21, and included a $1.8bn gain following the recognition of a deferred tax asset.
Reported profit before tax was stable at $5.0bn, which included losses of $0.3bn in 2Q22 associated with the planned sales of our branch operations in Greece and our operations in Russia, together with the adverse impact of foreign currency translation differences of $0.3bn.
Reported revenue grew by $0.2bn to $12.8bn, despite the adverse impact of foreign currency translation differences. Net interest income increased across all global businesses, mainly as a result of higher interest rates. Revenue growth also reflected a strong performance in Global Foreign Exchange in GBM and higher sales in life insurance manufacturing in WPB. These increases were partly offset by a net adverse movement in market impacts in life insurance manufacturing of $0.7bn and a reduction in Markets Treasury revenue reflecting lower disposal gains. Reported ECL in 2Q22 were $0.4bn, compared with a net ECL release of $0.3bn in 2Q21. Reported operating expenses of $8.1bn were $0.5bn lower due to the favourable impact of foreign currency translation differences. Increases from our continued investments and higher inflation were mitigated by the impact of our cost-saving initiatives of $0.5bn and strong cost discipline.

Reported profit after tax in 2Q22
$5.8bn
(2Q21: $3.9bn)

Net interest margin in 2Q22
1.35%
Up 9 basis points from 1Q22

HSBC Holdings plc	15

Adjusted results
Our reported results are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as detailed in the notes on the interim condensed financial statements on page 108.
We also present alternative performance measures (non-GAAP financial measures). These include adjusted performance, which we use to align internal and external reporting, identify and quantify items management believes to be significant, and provide insight into how management assesses period-on-period performance. Alternative performance measures are highlighted with the following symbol: <>
To derive adjusted performance, we adjust for:
- the period-on-period effects of foreign currency translation differences; and
- the effect of significant items that distort period-on-period comparisons, which are excluded to improve understanding of the underlying trends in the business.
The results of our global businesses are presented on an adjusted basis, which is consistent with how we manage and assess global business performance.
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 37. Definitions and calculation of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 56.

Adjusted results <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Revenue	25,690	24,734	23,577	956	4
ECL	(1,090)	675	174	(1,765)	>(100)
Total operating expenses	(15,376)	(15,520)	(15,447)	144	1
Operating profit	9,224	9,889	8,304	(665)	(7)
Share of profit in associates and joint ventures	1,449	1,649	1,377	(200)	(12)
Profit before tax	10,673	11,538	9,681	(865)	(7)

Adjusted performance - 1H22 vs 1H21

Adjusted profit before tax <>
Adjusted profit before tax of $10.7bn was $0.9bn lower, as adjusted net ECL charges compared with net ECL releases in 1H21. The net ECL charge in 1H22 included stage 3 charges, as well as the impact of heightened economic uncertainty and inflationary pressures. Adjusted revenue rose, primarily due to the positive impact of rising interest rates across all our global businesses, as well as the benefit of increased volatility to our MSS business. This was partly offset by unfavourable market impacts in insurance manufacturing, notwithstanding strong insurance sales, and lower investment distribution income in WPB. Adjusted operating expenses were 1% lower, reflecting continued strong cost discipline, while our adjusted share of profit from associates and joint ventures decreased.

Adjusted revenue <>
Adjusted revenue of $25.7bn was $1.0bn or 4% higher than in 1H21. The increase was driven by higher net interest income from the positive impact of interest rate rises and balance sheet growth, mainly in GLCM in CMB and GBM, and in Personal Banking in WPB. Global Foreign Exchange in GBM benefited from elevated market volatility, and there were strong sales in our insurance business in WPB, with the value of new business up by $0.2bn or 39%. In addition, insurance revenue also included a $0.3bn gain following a pricing update for our policyholders’ funds held on deposit with us in Hong Kong to reflect the cost to provide this service. Performance in GTRF remained strong, notably in CMB, as we continued to grow balances during the first half of the year.
These increases were partly offset by net adverse movements in market impacts in life insurance manufacturing in WPB of $1.0bn, reflecting weaker performances in equity markets. Revenue was lower in investment distribution, as subdued customer sentiment led to reduced activity in equity markets, and Covid-19-related restrictions in Hong Kong in 1Q22 resulted in the temporary closure of parts of our branch network. In GBM, Principal Investments revenue fell due to lower revaluation gains relative to 1H21. Revenue relating to Markets Treasury decreased by $0.4bn due to lower disposal gains. This revenue is allocated to our global businesses.

Adjusted ECL <>
Adjusted ECL, which removes the period-on-period effects of foreign currency translation differences, were a net charge of $1.1bn, compared with a net release of $0.7bn in 1H21. The 1H22 charge primarily reflected stage 3 charges of $0.8bn, including charges related to the commercial real estate sector in mainland China, as well as against Russia exposures. We also recognised additional stage 1 and stage 2 allowances to reflect heightened levels of economic uncertainty and inflationary pressures, in part offset by the release of most of our remaining Covid-19-related allowances. This compared with a net release in 1H21 primarily relating to Covid-19-related allowances previously built up in 2020.

16	HSBC Holdings plc

Adjusted operating expenses <>
Adjusted operating expenses of $15.4bn were $0.1bn or 1% lower, reflecting the impact of our cost-saving initiatives of $1.1bn and a $0.4bn reduction in the performance-related pay accrual, for which the Group-wide phasing of the accrual is driven by the expected profile of full-year profits. Given profits in 1H21 benefited from significant ECL releases, we recognised a larger share of the accrual in the first half of the year relative to 1H22. These reductions mitigated increases from our continued investments in technology of $0.4bn, which is gross of cost saves of $0.2bn, and in wealth in Asia of $0.2bn, as well as from other increases, including higher inflation, regulatory investments, growth in business volumes and marketing.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 30 June 2022 was 218,866, a decrease of 831 compared with 31 December 2021. The number of contractors at 30 June 2022 was 6,642, an increase of 450.
Adjusted share of profit in associates and joint ventures<>
Adjusted share of profit from associates and joint ventures of $1.4bn decreased by $0.2bn or 12%, primarily as 1H21 included a higher share of profit from BGF due to the recovery in asset valuations.

Reconciliation of reported to adjusted profit before tax

	Half-year to
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m
Reported profit before tax	9,176	10,839	8,067
Currency translation	—	(371)	(249)
Significant items:	1,497	1,070	1,863
– customer redress programmes (total)	8	(1)	39
– disposals, acquisitions and investment in new businesses (total)	288	—	—
– fair value movements on financial instruments	220	194	48
– impairment of goodwill and other intangible assets	9	—	587
– restructuring and other related costs (total)	972	918	1,225
– settlements and provisions in connection with legal and regulatory matters	—	—	—
– past service costs of guaranteed minimum pension benefits equalisation	—	—	—
– goodwill impairment (share of profit in associates and joint ventures)	—	—	—
– currency translation on significant items	—	(41)	(36)
Adjusted profit before tax	10,673	11,538	9,681

Balance sheet and capital
Balance sheet strength
Total assets of $3.0tn were $27bn higher than at 31 December 2021 on a reported basis, and included adverse effects of foreign currency translation differences of $146bn. On a constant currency basis, total assets increased by $173bn, primarily from higher derivative asset balances and growth in loans and advances to customers. In addition, settlement accounts and cash collateral balances increased.
Reported loans and advances to customers of $1.0tn were $17bn lower, but $34bn higher on a constant currency basis. In WPB, we grew mortgage balances in the UK, Australia and Hong Kong, while in CMB and GBM, term lending and overdrafts increased. Reported customer accounts of $1.7tn decreased by $59bn, but increased by $24bn on a constant currency basis, as customers took advantage of rising interest rates.
Loans and advances to customers as a percentage of customer accounts was 62.3%, which was higher compared with 61.1% at 31 December 2021.
Distributable reserves
The distributable reserves of HSBC Holdings at 30 June 2022 were $33.6bn, compared with $32.2bn at 31 December 2021. The increase was primarily driven by profits generated of $6.5bn, offset by ordinary dividend payments and additional tier 1 coupon distributions of $4.2bn and $1bn related to our share buy-back programme.
Capital position
We actively manage the Group’s capital position to support our business strategy and meet our regulatory requirements at all times, including under stress, while optimising our capital efficiency. To do this, we monitor our capital position using a number of measures. These include our capital ratios and the impact on our capital ratios as a result of stress.
Our CET1 ratio at 30 June 2022 was 13.6%, down from 15.8% at 31 December 2021, reflecting a decrease in CET1 capital of $16.8bn including valuation losses in equity from financial instruments as yield curves steepened, and an increase in RWAs of $13.4bn.

Liquidity position
We actively manage the Group’s liquidity and funding to support our business strategy and meet regulatory requirements at all times, including under stress. To do this, we monitor our position using a wider set of measures, including the liquidity coverage ratio (‘LCR’) and the net stable funding ratio. At 30 June 2022, the Group’s LCR was 134% and we held high-quality liquid assets of $657bn. For further details, see page 95.

HSBC Holdings plc	17

Wealth and Personal Banking

Contribution to Group 1H22 adjusted profit before tax<>

% contribution to Group
28%

We serve more than 38 million customers from retail customers to ultra high net worth individuals and their families.
We offer locally-tailored products and services across multiple channels for our customers’ everyday banking needs, as well as insurance, investment management, advisory and wealth solutions for those with more sophisticated requirements. Our global presence provides for customers with international demands.

WPB continued to execute strategic investments in our digital capabilities and colleagues, to expand our Wealth franchise in Asia, and address our customers’ international needs. Performance was adversely impacted by a more normalised ECL charge, compared with releases in 1H21. Revenue performance benefited from our product diversification, as strong sales in our insurance business, the rise in interest rates and balance sheet growth mitigated adverse movements in market impacts in insurance, and lower customer activity in equity markets.

Adjusted results <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Net operating income	10,922	10,980	10,439	(58)	(1)
ECL	(573)	38	215	(611)	>(100)
Operating expenses	(7,411)	(7,277)	(7,574)	(134)	(2)
Share of profit in associates and JVs	8	10	24	(2)	(20)
Profit before tax	2,946	3,751	3,104	(805)	(21)
RoTE excluding significant items (annualised, YTD) (%)	8.4	17.9	15.2

Management view of adjusted revenue <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Wealth	4,110	4,762	4,137	(652)	(14)
– investment distribution	1,617	1,847	1,573	(230)	(12)
– Global Private Banking	945	905	870	40	4
net interest income	388	310	320	78	25
non-interest income	557	595	550	(38)	(6)
– life insurance manufacturing	1,010	1,437	1,090	(427)	(30)
– asset management	538	573	604	(35)	(6)
Personal Banking	6,656	5,870	5,994	786	13
– net interest income	6,004	5,211	5,299	793	15
– non-interest income	652	659	695	(7)	(1)
Other[1]	156	348	308	(192)	(55)
Net operating income[2]	10,922	10,980	10,439	(58)	(1)
1 ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product specific income.
2 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

18	HSBC Holdings plc

Financial performance
Adjusted profit before tax of $2.9bn in 1H22 was $0.8bn lower than in 1H21. This reflected lower revenue in Wealth, driven by an adverse movement of $1.0bn in market impacts in life insurance manufacturing. This was largely offset by strong insurance sales and higher revenue within Personal Banking, as rising interest rates and balance sheet growth resulted in a $0.8bn increase in net interest income. There were also adjusted net ECL charges of $0.6bn, compared with a small net release in 1H21, while adjusted operating expenses were $0.1bn higher.
Adjusted revenue of $10.9bn was $0.1bn or 1% lower, despite adverse movements in market impacts of $1.0bn.
In Wealth, revenue of $4.1bn was down $0.7bn or 14%.
•In life insurance manufacturing, revenue was $0.4bn lower due to a net adverse movement in market impacts of $1,046m. Adverse market impacts of $654m compared with favourable market impacts in 1H21 of $392m, reflecting a weaker performance in equity markets. However, there was strong growth in the value of new business written, which increased by $0.2bn or 39% to $739m, reflecting the launch of innovative product offerings and digital enhancements, mainly in Hong Kong. In addition, there was a $0.3bn gain following a pricing update for our policyholders’ funds held on deposit with us in Hong Kong to reflect the cost to provide this service. We also recognised a $0.1bn provisional gain on the completion of our acquisition of AXA Singapore.
•Investment distribution revenue was $0.2bn or 12% lower, as muted customer sentiment led to lower activity in equity markets, and as Covid-19-related restrictions in Hong Kong in 1Q22 resulted in the temporary closure of parts of our branch network.
•In Global Private Banking, revenue was $40m or 4% higher due to the positive impact of rising interest rates on net interest income and from higher annuity fee income. This increase was partly offset by a decline in brokerage and trading revenue, reflecting reduced client activity compared with a strong 1H21.
•Asset Management revenue was 6% lower, as adverse market conditions led to valuation losses on our seed investment book. This was partly offset by growth in management fees from resilient net new invested assets of $20bn.
In Personal Banking, revenue of $6.7bn was up $0.8bn or 13%.
•Net interest income was $0.8bn higher due to the benefit of interest rate rises and strong balance sheet growth. Deposit balances increased by $43bn or 5%, and mortgage lending rose by $22bn or 7%, with growth across all regions, notably in the UK and Hong Kong. Unsecured lending increased by $2bn or 6%, primarily in the UK and Mexico.
•Non-interest income decreased by $7m or 1%, primarily driven by a $33m reclassification of early repayment charges to net interest income in the UK to bring our approach in line with industry practice.
Other income fell by $0.2bn, mainly due to lower income allocated from Markets Treasury.
Adjusted ECL were a net charge of $0.6bn, compared with a small net release in 1H21 of Covid-19-related allowances. The charge in 1H22 reflected a deterioration in the forward economic outlook from heightened levels of uncertainty and inflationary pressures, although the credit quality of our portfolio remained resilient. The small net release in 1H21 was from Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $7.4bn were $0.1bn or 2% higher, mainly due to continued investments, notably in wealth in Asia, and the impact of higher inflation, which was partly offset by the benefits of our cost-saving initiatives and the Group-wide phasing of the performance-related pay accrual.

Divisional highlights
$39bn
WPB net new invested assets, which was a 9% increase compared with 1H21.

$22bn
Growth in mortgage book, notably in the UK (up 7%) and Hong Kong (up 5%) since 30 June 2021.

Adjusted profit before tax <>
($bn)
$2.9bn

Adjusted net operating income <>
($bn)
$10.9bn

HSBC Holdings plc	19

Commercial Banking

Contribution to Group 1H22 adjusted profit before tax<>

% contribution to Group
33%

We support businesses in 53 countries and territories, ranging from small enterprises to large companies operating globally.
We help businesses grow by supporting their financial needs, facilitating cross-border trade and payment services, and providing access to products and services. We help them access international markets, provide expert financial advice and offer a full suite of products and services from across the Group’s other businesses.

In the first half of 2022, CMB increased lending and enabled our clients to participate in the recovery in global trade volumes, while navigating recent supply chain constraints. We continued our investment in technology, launching new platforms to support customers and make banking with us easier. There was strong revenue performance in all core CMB products, notably in GLCM, due to interest rate rises. This was partly offset by a more normalised ECL charge relative to the net releases in 1H21.

Adjusted results <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Net operating income	7,217	6,353	6,556	864	14
ECL	(288)	228	40	(516)	>(100)
Operating expenses	(3,351)	(3,371)	(3,355)	20	1
Share of profit in associates and JVs	—	1	—	(1)	(100)
Profit before tax	3,578	3,211	3,241	367	11
RoTE excluding significant items (annualised, YTD) (%)	12.6	11.1	10.8

Management view of adjusted revenue <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Global Trade and Receivables Finance	1,078	896	984	182	20
Credit and Lending	2,971	2,833	2,995	138	5
Global Liquidity and Cash Management	2,369	1,669	1,779	700	42
Markets products, Insurance and Investments, and Other[1]	799	955	798	(156)	(16)
– of which: share of revenue from Markets and Securities Services and Banking products	608	504	514	104	21
Net operating income[2]	7,217	6,353	6,556	864	14
1 Includes CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of adjusted revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

20	HSBC Holdings plc

Financial performance
Adjusted profit before tax of $3.6bn was $0.4bn or 11% higher than in 1H21. This was driven by an increase in adjusted revenue in all core CMB products, notably including a 51% increase in GLCM net interest income. This was partly offset by an adjusted net ECL charge in 1H22, compared with Covid-19-related releases in 1H21. Adjusted operating expenses were down 1%, as cost discipline more than offset continued investment spend.
Adjusted revenue of $7.2bn was $0.9bn or 14% higher.
•In GLCM, revenue increased by $0.7bn or 42%, with double-digit growth across all regions, particularly in Europe and Asia. This was driven by higher margins, reflecting interest rate rises and pricing actions, as well as average balance growth of 8%. Period end balances were 6% higher compared with 30 June 2021. There was also an increase of 23% in fee income, with growth across all regions, as we delivered on our strategic fee initiatives.
•In GTRF, revenue increased by $0.2bn or 20%, with double-digit percentage growth across all regions, notably in Asia and the UK. This was driven by a continued increase in average trade balances, which rose by 25% compared with 1H21. Trade period end balances at 30 June 2022 increased by 8% compared with 31 December 2021, and we benefited from improved margins. We grew fee income by 9%.
•In Credit and Lending, revenue increased by $0.1bn or 5%, with growth across all regions, driven by wider margins and a 1% growth in average balances, compared with 1H21. Period end balances at 30 June 2022 were 4% higher compared with 31 December 2021, with growth in North America and Asia. In addition, fee income grew by 4%.
•In Market products, Insurance and Investments, and Other, revenue decreased by $0.2bn or 16%, reflecting a lower allocation of Markets Treasury revenue of $0.1bn and the adverse effects of hyperinflation accounting of $0.1bn. This was partly offset by a $0.1bn or 21% increase in collaboration revenue from GBM products, notably Foreign Exchange.
Adjusted ECL were a net charge of $0.3bn, mainly related to stage 3 charges, notably against exposures in the commercial real estate sector in mainland China. Our stage 1 and stage 2 ECL charges were a net release in 1H22, as a release of Covid-19-related allowances, notably relating to the UK hotels sector, was partly offset by the effects of a deterioration in the forward economic outlook reflecting heightened levels of uncertainty and inflationary pressures. This compared with a net ECL release of $0.2bn in 1H21, reflecting the release of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $3.4bn were $20m or 1% lower, reflecting continued cost discipline on discretionary spend and hiring efficiencies, as well as the impact of our cost-saving initiatives and the Group-wide phasing of the performance-related pay accrual. These reductions more than offset continued investment in technology and the impact of higher inflation.

Divisional highlights
20%
Increase in adjusted net interest income, notably 51% in GLCM and 33% in GTRF.
12%
Increase in adjusted net fee income, with growth across all products.

Adjusted profit before tax <>
($bn)
$3.6bn

Adjusted net operating income <>
($bn)
$7.2bn

HSBC Holdings plc	21

Global Banking and Markets

Contribution to Group 1H22 adjusted profit before tax<>

% contribution to Group
27%

We support multinational corporates, financial institutions and institutional clients, as well as public sector and government bodies. We are leaders in facilitating global trade and payments, particularly into and within Asia and the Middle East, enabling our clients in the East and West to achieve their objectives by accessing our expertise and geographical reach. Our product specialists deliver a comprehensive range of transaction banking, financing, capital markets and advisory, and risk management services.

GBM continued to invest in technology in 1H22 to support our clients and to improve our operational resilience, while achieving on our cost-saving initiatives. We delivered a good revenue performance due to elevated levels of volatility in financial markets and rising interest rates. Adjusted profit before tax decreased due to ECL charges that reflected heightened levels of economic uncertainty, compared with ECL releases in 1H21.

Adjusted results <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Net operating income	7,841	7,518	6,878	323	4
ECL	(227)	405	(80)	(632)	>(100)
Operating expenses	(4,735)	(4,724)	(4,831)	(11)	—
Share of profit in associates and JVs	—	—	—	—	—
Profit before tax	2,879	3,199	1,967	(320)	(10)
RoTE excluding significant items (annualised, YTD) (%)	10.9	10.7	8.6

Management view of adjusted revenue <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Markets and Securities Services	4,700	4,257	3,741	443	10
– Securities Services	973	885	969	88	10
– Global Debt Markets	436	683	164	(247)	(36)
– Global Foreign Exchange	2,214	1,618	1,621	596	37
– Equities	616	615	566	1	—
– Securities Financing	468	421	428	47	11
– Credit and funding valuation adjustments	(7)	35	(7)	(42)	>(100)%
Banking	3,399	3,162	3,231	237	7
– Global Trade and Receivables Finance	373	344	347	29	8
– Global Liquidity and Cash Management	1,164	856	919	308	36
– Credit and Lending	1,251	1,261	1,257	(10)	(1)
– Capital Markets and Advisory	443	587	627	(144)	(25)
– Other[1]	168	114	81	54	47
GBM Other	(258)	99	(94)	(357)	>(100)%
– Principal Investments	81	235	139	(154)	(66)
– Other[2]	(339)	(136)	(233)	(203)	>(100)%
Net operating income[3]	7,841	7,518	6,878	323	4
1 Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
2 Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
3 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

22	HSBC Holdings plc

Financial performance
Adjusted profit before tax of $2.9bn was $0.3bn or 10% lower than in 1H21. This was driven by an adjusted net ECL charge in 1H22 of $0.2bn, primarily due to provisions taken in the first quarter, compared with a net release of $0.4bn in 1H21. Adjusted revenue grew, while adjusted operating expenses were broadly stable.
Adjusted revenue of $7.8bn was $0.3bn or 4% higher.
In MSS, revenue increased by $0.4bn or 10%, driven by strong client activity and robust risk management, despite adverse movements in credit and funding valuation adjustments of $42m.
•In Global Foreign Exchange, revenue growth of $0.6bn or 37% reflected increased client activity and risk management due to elevated market volatility and the macroeconomic impacts from rising inflation and increasing interest rates.
•In Securities Services, revenue grew by $0.1bn or 10% from higher net interest income, as global interest rates rose, partly offset by lower fee income, as a fall in market indices adversely impacted asset valuations.
•In Securities Financing, revenue increased by $47m or 11% from increased client activity in prime finance, partly offset by a more challenging macroeconomic environment for repurchase agreement products.
•In Global Debt Markets, revenue fell by $0.2bn or 36%, reflecting lower primary issuances and reduced client activity due to uncertainty and challenging market conditions.
In Banking, revenue increased by $0.2bn or 7%.
•In GLCM, revenue increased by $0.3bn or 36%, driven by a rise in net interest income due to higher global interest rates and an 8% growth in average balances. There was also a 16% increase in fee income, as we delivered on our strategic initiatives.
•Capital Markets and Advisory revenue decreased by $0.1bn or 25%, within the context of a significant reduction in the global market fee pool, particularly in equity and debt capital markets.
In GBM Other, Principal Investments revenue fell by $0.2bn, as 1H22 included lower revaluation gains compared with 1H21. This also included a reduction in revenue allocated from Markets Treasury.
Adjusted ECL were a net charge of $0.2bn, compared with a release of $0.4bn in 1H21. The net charge in 1H22 reflected a deterioration in the forward economic outlook due to heightened levels of uncertainty and inflationary pressures. This compared with the net release in 1H21 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses were broadly unchanged, as the impact of our cost-saving initiatives and the Group-wide phasing of the performance-related pay accrual helped fund strategic investments across key transformation initiatives, and mitigated the impact of higher inflation.

Divisional highlights
47%
Percentage of adjusted revenue generated in Asia in 1H22.
36%
Revenue increase in GLCM compared with 1H21.

Adjusted profit before tax <>
($bn)
$2.9bn

Adjusted net operating income <>
($bn)
$7.8bn

HSBC Holdings plc	23

Corporate Centre

Contribution to Group 1H22 adjusted profit before tax<>

% contribution to Group
12%

The results of Corporate Centre primarily comprise the share of profit from our interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Corporate Centre performance in 1H22 reflected lower adjusted revenue and a decrease in the adjusted share of profit from associates and joint ventures, partly offset by a reduction in adjusted operating expenses.

Adjusted results<>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Net operating income	(290)	(117)	(296)	(173)	>(100)
ECL	(2)	4	(1)	(6)	>(100)
Operating expenses	121	(148)	313	269	>100
Share of profit in associates and JVs	1,441	1,638	1,353	(197)	(12)
Profit before tax	1,270	1,377	1,369	(107)	(8)
RoTE excluding significant items (annualised, YTD) (%)	5.3	5.1	5.6

Financial performance
Adjusted profit before tax of $1.3bn was $0.1bn or 8% lower.
Adjusted revenue decreased by $0.2bn, mainly due to transactional foreign currency-related valuation losses. The reduction also included the non-recurrence of 1H21 gains related to the revaluation of assets.
Adjusted operating expenses decreased by $0.3bn due to an increase in costs allocated to our global businesses.
Adjusted share of profit from associates and joint ventures of $1.4bn decreased by $0.2bn, primarily as 1H21 included a higher share of profit from BGF due to the recovery in asset valuations.

Management view of adjusted revenue <>	Half-year to			1H22 vs 1H21
	30 Jun 2022 $m	30 Jun 2021 $m	31 Dec 2021 $m	$m	%
Central Treasury[1]	(28)	(54)	(45)	26	48
Legacy portfolios	4	15	(47)	(11)	(73)
Other[2]	(266)	(78)	(204)	(188)	>(100)%
Net operating income[3]	(290)	(117)	(296)	(173)	>(100)%
1 Central Treasury includes adverse valuation differences on issued long-term debt and associated swaps of $28m (1H21: losses of $54m; 2H21: losses of $45m).
2 Revenue from Markets Treasury, HSBC Holdings net interest expense and Argentina hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1H22 was $877m (1H21: $1,269m; 2H21: $965m).
3 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).

24	HSBC Holdings plc

Risk overview

Active risk management helps us to achieve our strategy, serve our customers and communities and grow our business safely.

Managing risk
Political tensions, together with the risk of a global economic slowdown and high inflationary pressures, have resulted in an increasingly fragmented macroeconomic, trade and regulatory environment.
Global commodity markets have been significantly impacted by the Russia-Ukraine war, leading to supply chain disruptions and increased prices for both energy and raw materials. The continuation of – or any further escalation in – the Russia-Ukraine war could have additional economic, social and political consequences. These include further sanctions and trade restrictions, longer-term changes in the macroeconomic environment with the risk of higher and sustained inflation, and a continued increase in energy prices.
The macroeconomic, trade and regulatory environment has been further impacted with market concerns regarding potential impacts following instability in China’s commercial real estate sector. Continued tensions between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, may affect the Group by creating regulatory, reputational and market risks. We continue to monitor the situation closely.
We continued to focus on improving the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active management of our risk appetite, and ensuring regular communication with our Board and key stakeholders.
While the financial performance of our operations varied in different geographies, our balance sheet and liquidity remained strong.
Our risk appetite
Our risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It provides an objective baseline to guide strategic decision making, helping to ensure that planned business activities provide an appropriate balance of return for the risk assumed, while remaining within acceptable risk levels. Risk appetite supports senior management in allocating capital, funding and liquidity optimally to finance growth, while monitoring exposure to non-financial risks.
Capital and liquidity remain at the core of our risk appetite framework, with forward-looking statements informed by stress testing. We continue to develop our climate risk appetite as we engage with businesses on including climate risk in decision making and starting to embed climate risk appetite into business planning.
At 30 June 2022, our CET1 ratio and ECL charges were within their defined risk appetite thresholds. Monitoring of measures against our risk appetite remains a key focus. During the first half of 2022, we enhanced the monitoring and forecasting of our CET1 ratio through regular reviews in periods of high volatility.

Key risk appetite metrics

Component	Measure	Risk appetite	1H22
Capital	CET1 ratio – end point basis	≥13.0%	13.6%
Change in expected credit losses and other credit impairment charges	Change in expected credit losses and other credit impairment charges as a % of advances: Retail (WPB)	≤0.50%	0.08%
	Change in expected credit losses and other credit impairment charges as a % of advances: Wholesale (GBM, CMB)	≤0.45%	0.09%

Stress tests
We regularly conduct stress tests to assess the resilience of our balance sheet and our capital adequacy, as well as to provide actionable insights into how key elements of our portfolios may behave during crises. We use the outcomes to calibrate our risk appetite and to review the robustness of our strategic and financial plans, helping to improve the quality of management’s decision making. The results from the stress tests also drive recovery and resolution planning to help enhance the Group’s financial stability under various macroeconomic scenarios. The selection of stress scenarios is based upon the identification and assessment of our top risks, emerging risks and our risk appetite. During the first half of 2022, assessments were made of the impact on the Group of the Russia-Ukraine war and the consequences from the deteriorating global economic outlook.
Our latest solvency stress testing results published by the Bank of England (‘BoE’) in December 2021 confirmed the Group was sufficiently capitalised.
The 2022 BoE annual cyclical scenario was originally due in June 2022, although this has been postponed in light of the uncertainty related to the Russia-Ukraine war. The exercise will now commence later in the third quarter of 2022.
We will also conduct our own internal stress test in the second half of 2022, which will explore the potential impacts of key vulnerabilities to which we are exposed, including geopolitical issues, related macroeconomic headwinds and the continued impact of the Covid-19 pandemic. The internal stress test will consider the impacts of various risk scenarios across all risk types and on capital resources.
To support the requirements for assessing the impacts of climate change, we have developed a set of capabilities to execute climate stress testing and scenario analysis. These are used to improve our understanding of our risk exposures for risk management and business decision making. In 2021, the Prudential Regulation Authority requested all major UK banks to run a climate-related stress test to explore the impacts of a set of scenarios: an early policy action, a late policy action and no additional policy action. This was followed in the first half of 2022 with a second round to explore our strategic responses to such scenarios. We have also conducted climate change stress testing exercises for the

European Central Bank and the Monetary Authority of Singapore. We continue to develop our climate change capabilities and methodologies, and we are planning to execute in the second half of 2022 an internal climate scenario analysis to identify challenges and opportunities to our net zero strategy, as well as to inform capital planning and risk appetite.

HSBC Holdings plc	25
Our operations
We remain committed to investing in the reliability and resilience of our IT systems and critical services, including those provided by third parties, that support all parts of our business. We do so to help protect our customers, affiliates and counterparties, and to help ensure that we minimise any disruption to services that could result in reputational and regulatory consequences. In our approach to defend against these threats, we invest in business and technical controls to help us detect, manage and recover from issues, including data loss, in a timely manner.
We have made progress on the implementation of our business transformation plans, and as we shift from transformation to growth-focused initiatives, we will continue to seek to manage the risks associated with any structural change, which include execution, operational, governance, reputational, conduct and financial risks.

For further details on our risk management framework and risks associated with our banking and insurance manufacturing operations, see pages 121 and 135 of the Annual Report and Accounts 2021, respectively.

Geopolitical and macroeconomic risks
Heightened geopolitical tensions, alongside other factors, have disrupted global supply chains and created potential ramifications for the Group. The Russia-Ukraine war has elevated geopolitical instability and resulted in the US, the UK and the EU, as well as other countries, imposing significant sanctions and trade restrictions against Russia, including against numerous Russian government officials and individuals with close ties to the Russian government, and a number of Russian financial institutions and companies. Russia has implemented certain countermeasures in response.
The Russia-Ukraine war, alongside the economic impacts that continue to result from the Covid-19 pandemic, has increased commodity prices, with the resulting sharp increase in inflation creating further challenges for monetary authorities and our customers. Central banks both in developed and emerging markets have stepped up the pace of monetary policy tightening in 2022 to help ease inflationary pressures. Price pressures may increase further in coming months as the effects of the war and supply chain disruptions intensify. This may lead central banks to increase tightening to a greater level than currently envisaged. There is an increasing risk that a combination of significant monetary policy tightening and worse-than-anticipated economic effects from the Russia-Ukraine war, including as a result of continued pressure exerted through extensive sanctions, trade restrictions and Russian countermeasures, could precipitate a recession in parts of the global economy.
Higher inflationary concerns around the world and the resulting economic uncertainty are having an impact on ECL. We have continued to carry out enhanced monitoring of model outputs and use of model overlays, including management adjustments based on the expert judgement of senior credit risk managers. Inflation has been considered both directly in certain models, and assessed via adjustments where not directly considered. Government programmes implemented during the Covid-19 pandemic to support businesses and individuals also impacted the level of credit losses, which in turn may have impacted the longer-term reliability of loss and capital models. As a result, these models may require significant changes.
Political tensions between China and the US, extending to the UK, the EU, India and other countries, and political developments in Hong Kong and Taiwan, may affect the Group and its customers by creating regulatory, reputational and market risks. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies. In response to foreign sanctions and trade restrictions, China has imposed sanctions and trade restrictions and enacted laws that could impact the Group and its customers.
Market participants remain concerned about the repercussions for the Chinese domestic economy from instability in its commercial real estate sector, including deteriorating operating performance and challenging liquidity conditions, and more recently from China’s government-imposed lockdown restrictions in major Chinese cities in response to elevated Covid-19 infections. Such repercussions may occur directly through financial exposures to the Chinese commercial real estate sector, or indirectly through the effect of a slowdown in economic activity in China and on global supply chains in various sectors. Despite a recent improvement in economic indicators as lockdown restrictions are lifted, we continue to monitor the situation closely, including potential indirect impacts, and seek to take mitigating actions as required.
Strains in the relationship between the UK and the EU, which to a certain extent have had less of a focus in light of the Russia-Ukraine war, have come back to the fore through a number of potential areas of tension, notably the Northern Ireland Protocol, with possible impacts for the operation of the EU-UK Trade and Cooperation Agreement (‘TCA’). The ongoing leadership election to replace Boris Johnson as prime minister has added to that uncertainty.
In December 2021, the OECD published model rules that provided a template for countries to implement a new global minimum tax rate of 15%. In January 2022, the UK government opened a consultation on how the UK plans to implement the model rules, with guidance to accompany these rules published in March 2022. In July 2022, the UK government issued draft legislation to implement these rules and has confirmed that the final legislation will be effective for accounting periods beginning on or after 31 December 2023.
The impact on HSBC will depend on how the UK implements the model rules, as well as the profitability and local tax liabilities of HSBC’s operations in each tax jurisdiction from 2024. Separately, potential changes to tax legislation and tax rates in the countries in which we operate could increase our effective tax rate in future as governments seek revenue to pay for Covid-19 support packages.
We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business.
For further details on our approach to geopolitical and macroeconomic risks, see ‘Areas of special interest’ on page 59.

26	HSBC Holdings plc

Risks related to Covid-19
While the global vaccination roll-out has helped reduce the social and economic impact of the Covid-19 pandemic, new variants and sub-variants pose a continuing risk. Countries continue to differ in their approach to restrictions on activity and travel, and if these differences persist, this could prolong or worsen supply chain and international travel disruptions. Most notably, China’s government-imposed lockdown restrictions in major Chinese cities, which were only eased recently, have impacted China’s economy, Asia tourism and global supply chains adversely. A full return to pre-pandemic levels of social interaction across all our key markets remains unlikely in the short to medium term.
While our operations have been resilient throughout the pandemic, the operational support functions on which the Group relies are based in countries around the world, some of which have been particularly affected by Covid-19. As a result, business continuity responses have been implemented and most service level agreements have been maintained in places where the Group operates.
We continue to monitor the situation closely and, given the significant uncertainties related to the post-pandemic landscape, additional mitigating actions may be required.

For further details on our approach to the risks related to Covid-19, see ‘Areas of special interest’ on page 60.

Climate risk
The pace of regulatory developments focusing on climate risk management, disclosures, and stress testing and scenario analysis has continued to increase in 2022. The Russia-Ukraine war has impacted global commodity markets, with short-term supply concerns driving changes in energy policy in Europe. While these policy changes may affect the near-term climate transition path for HSBC and our customers, we remain committed to our climate ambition to align our own operations and supply chain to net zero by 2030, and the financed emissions from our portfolio of customers to net zero by 2050.
For further details on our approach to Climate risk, see ‘Areas of special interest’ on page 60.

Ibor transition
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’), ceased from the end of 2021. Our interbank offered rate (‘Ibor’) transition programme – which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition of legacy Ibor products – has continued to support the transition of a limited number of remaining contracts in these benchmarks to RFRs, or alternative reference rates.
During the first half of 2022, we continued to develop processes, technology and RFR product capabilities throughout our Group, particularly in entities that have US dollar Libor contracts that require transition. We also implemented controls, and are monitoring to help ensure we do not undertake any new US dollar Libor contracts outside of agreed-upon exemptions, and that we control the associated risks. We have begun to engage with our clients to support them through the transition of their US dollar Libor and other demising Ibor contracts, with progress made on the transition of trade, hedging and uncommitted lending facilities.
We continue to actively engage in market and industry discussions around the transition of US dollar Libor and other demising Ibors, and consultations related to ceasing the use of ‘synthetic’ sterling and Japanese yen Libor. Additionally, following the recent announcement relating to the cessation of the Canadian dollar offered rate (‘CDOR’) after June 2024, we are assessing the impacts of this measure and will take appropriate actions to effect the transition.
We continue to be exposed to risks associated with Ibor transition. These key risks remain unchanged and include regulatory compliance risk, resilience risk, financial reporting risk, legal risk, model risk and market risk. We have implemented mitigating controls, where required, and continue to actively manage and monitor these risks.

For further details on our approach to Ibor transition, see ‘Areas of special interest’ on page 61.
Top and emerging risks
Our top and emerging risks report identifies forward-looking risks so that they can be considered in determining whether any incremental action is needed to either prevent them from materialising or to limit their effect.
Top risks are those that have the potential to have a material adverse impact on the financial results, reputation or business model of the Group. We actively manage and take actions to mitigate our top risks. Emerging risks are those that, while they could have a material impact on our risk profile were they to occur, are not considered immediate and are not under active management.
Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and ensure management actions are in place, as required.
Our current top and emerging risks are summarised on the next page and discussed in more detail on page 124 of the Annual Report and Accounts 2021.

HSBC Holdings plc	27

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	^	Our operations and portfolios are subject to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Heightened geopolitical tensions, alongside other factors, have also disrupted supply chains globally. Inflation and rising interest rates may prompt a marked global slowdown that could affect our credit portfolio.
Technology and cybersecurity risk	>
We face a risk of service disruption resulting from technology failures or malicious activity by internal or external threats. In response to the recent geopolitical events, we have further strengthened our monitoring approach. We operate a continuous improvement programme to protect our technology operations, and to counter a fast evolving cyber threat environment.

Evolving regulatory environment risk	>	The compliance risk environment has become more complex, given heightened geopolitical tensions. There has been increased regulatory focus on operational and cyber resilience, crypto-asset-related risks and sanctions, and wider anti-money laundering controls. These, alongside other regulatory priorities, may result in change requirements across the Group in the short to medium term. We continue to monitor regulatory and wider industry developments closely and engage with regulators as appropriate.
Financial crime risk	>	We continue to support our customers against a backdrop of complex geopolitical, socio-economic and technological challenges, including the Russia-Ukraine war. HSBC is monitoring the direct and indirect impacts of the war on the Group, and using its sanctions compliance capabilities to respond to the new sanctions regulations, noting the challenges that arise in implementing the complex, novel and ambiguous aspects of certain of the sanctions.
Ibor transition risk	>	We are primarily exposed to regulatory compliance, legal and resilience risks as part of the transition away from demising Ibor benchmarks, in advance of their cessation dates, to new reference rates. As a result, we continue to take into account the fairness of client outcomes, our compliance with regulatory expectations and the operation of our systems and processes. We continue to support the transition of a small number of contracts in demised Ibors and have begun our customer engagement for demising Ibors, specifically US dollar Libor.
Environmental, social and governance (‘ESG’) risks	^
We are subject to ESG risks relating to climate change, nature and human rights. This risk has increased owing to the pace and volume of regulatory developments globally and stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. If we fail to meet evolving regulatory and stakeholder expectations on ESG risk management as a result of any event, behaviour, action or inaction, this may result in financial and non-financial risks for HSBC, including potential reputational consequences.

Digitalisation and technological advances risk	>
Developments in technology and changes in regulations are enabling new entrants to the banking industry, as well as new products and services offered by our existing competitors. This challenges us to continue to innovate to take advantage of new digital capabilities to best serve our customers, and adapt our products to attract and retain customers and employee talent.

Internally driven
Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	>	We are subject to risks associated with employee retention, talent availability, and compliance with employment laws and regulations. The Covid-19 pandemic has also created workforce capacity challenges and impacted employee well-being. Heightened demand for talent in key labour markets and continuing Covid-19-related challenges have led to increased attrition and attraction challenges, and continuing pressure on employees.
Risks arising from the receipt of services from third parties	>	We procure services and goods from a range of third parties. It is critical that we have appropriate risk management policies and processes over the selection and governance of third parties. This includes third parties’ supply networks, particularly for key activities that could affect our operational resilience. Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.
Model risk	>
Evolving regulatory requirements are driving material changes to models across the banking industry, with a particular focus on capital models. New technologies such as machine learning are driving changes to the model landscape, and the Group’s strategic focus on climate risk requires the development of new methods that will effectively model climate-related factors and activities. A key area of focus is ensuring our standards, processes and controls are adequate to identify, measure and manage the resulting model risks.

Data risk	>	We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We need to ensure that data is kept confidential, and that we comply with the growing number of laws and regulations governing data privacy and the cross-border movement of data.
Change execution risk	>	Failure to effectively prioritise, manage and/or deliver transformation across the organisation impacts our ability to achieve our strategic objectives. We must monitor, manage and oversee change execution risk to ensure our change portfolios and initiatives continue to deliver the right outcomes for our customers, people, investors and communities.
^    Risk heightened during the first half of 2022
>    Risk remained at the same level as 2021

28	HSBC Holdings plc

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in the interim condensed financial statements starting on page 102.
To measure our performance, we supplement our IFRSs figures with non-IFRSs measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘adjusted performance’ measure used throughout this report is described below. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 56. All alternative performance measures are reconciled to the closest reported performance measure.
The global business segmental results are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in Note 5: ‘Segmental analysis’ on page 110.
Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which distort period-on-period comparisons.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to improve the understanding of the underlying trends in the business.
The tables on pages 37 to 39 and pages 48 to 53 detail the effects of significant items on each of our global business segments, geographical regions and selected countries/territories in 1H22, 1H21 and 2H21.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2022.
We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for the half-year to 30 June 2022 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statements for the half-years to 30 June 2021 and 31 December 2021 at the average rates of exchange for the half-year to 30 June 2022; and
•the balance sheets at 30 June 2021 and 31 December 2021 at the prevailing rates of exchange on 30 June 2022.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentina subsidiaries have not been adjusted further for the impacts of hyperinflation. Since 1 June 2022, Turkey has been deemed a hyperinflationary economy for accounting purposes. HSBC has an operating entity in Turkey and the constant currency data has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Changes to presentation from 1 January 2022
Application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’
Since 1 June 2022, Turkey has been deemed a hyperinflationary economy for accounting purposes. The results of HSBC’s operations with a functional currency of the Turkish lira have been prepared in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ as if the economy had always been hyperinflationary. The results of those operations for the six-month period ended 30 June 2022 are stated in terms of current purchasing power using the Turkey consumer price index at 30 June 2022 with the corresponding adjustment presented in the consolidated statement of comprehensive income in 2Q22. In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, the results have been translated and presented in US dollars at the prevailing rate of exchange on 30 June 2022. The Group’s comparative information presented in US dollars with respect to the six-month periods ended 30 June 2021 and 31 December 2021 has not been restated. The impact of applying IAS 29 and the hyperinflation provisions of IAS 21 in the current period was a decrease in the Group’s profit before tax of $114m, comprising a decrease in revenue of $113m and an increase in ECL and operating expenses of $1m.

Future accounting developments
IFRS 17 ‘Insurance Contracts’
IFRS 17 will be effective from 1 January 2023, with comparatives restated from 1 January 2022. The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds, and applies retrospectively. The main changes arising from IFRS 17 are the removal of the present value of in-force long-term insurance business (‘PVIF’) asset in respect of unearned profits, the recognition of a contractual service margin (‘CSM’) liability, the measurement of insurance liabilities, and the redesignation of financial assets held to support insurance liabilities currently measured at amortised cost, to fair value under IFRS 9. All of these impacts will be subject to deferred tax.
The Group continues to make progress on the implementation of IFRS 17 with accounting policies, data and models in place, with focus now on finalising the opening balance sheet and rehearsing our operational readiness. However, industry practice and interpretation of aspects of the standard are still evolving, and there remains uncertainty around the likely financial impact of its implementation. As previously guided, our preliminary management estimate of the impact of applying IFRS 17, compared with our current accounting policies for insurance contracts, is an approximate two-third reduction in total equity of our insurance operations at 1 January 2022. Work is ongoing to estimate the impact on the 2022 income statement, which will

HSBC Holdings plc	29

Financial summary
form the basis for comparative period results following the adoption of the standard in 2023. This estimate is expected to be communicated through an update, to be provided towards the end of 2022, to our previously communicated planning assumption of a reduction in profitability of approximately two-thirds, albeit within a range of expected outcomes.

Summary consolidated income statement

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Net interest income	14,451	13,098	13,391
Net fee income	6,064	6,674	6,423
Net income from financial instruments held for trading or managed on a fair value basis	4,921	4,184	3,560
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(3,051)	2,795	1,258
Change in fair value of designated debt and related derivatives[1]	(158)	(67)	(115)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	68	548	250
Gains less losses from financial investments	21	433	136
Net insurance premium income	7,646	5,663	5,207
Other operating income	723	155	347
Total operating income	30,685	33,483	30,457
Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,449)	(7,932)	(6,456)
Net operating income before change in expected credit losses and other credit impairment charges[2]	25,236	25,551	24,001
Change in expected credit losses and other credit impairment charges	(1,090)	719	209
Net operating income	24,146	26,270	24,210
Total operating expenses excluding impairment of goodwill and other intangible assets	(16,343)	(17,045)	(16,842)
Impairment of goodwill and other intangible assets	(76)	(42)	(691)
Operating profit	7,727	9,183	6,677
Share of profit in associates and joint ventures	1,449	1,656	1,390
Profit before tax	9,176	10,839	8,067
Tax credit/(charge)	39	(2,417)	(1,796)
Profit for the period	9,215	8,422	6,271
Attributable to:
– ordinary shareholders of the parent company	8,289	7,276	5,331
– preference shareholders of the parent company	—	7	—
– other equity holders	626	666	637
– non-controlling interests	300	473	303
Profit for the period	9,215	8,422	6,271
	$	$	$
Basic earnings per share	0.42	0.36	0.26
Diluted earnings per share	0.41	0.36	0.26
Dividend per ordinary share (paid in the period)[3]	0.18	0.15	0.07
	%	%	%
Post-tax return on average total assets (annualised)	0.6	0.6	0.4
Return on average ordinary shareholders’ equity (annualised)[4]	9.7	8.4	7.1
Return on average tangible equity (annualised)[4]	9.9	9.4	8.3
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Second interim dividend of $0.18 per ordinary share in respect of the financial year ending 31 December 2021, paid in April 2022.
4    Half-year to 31 December 2021 is calculated on a full-year basis and not a 2H21 basis.

30	HSBC Holdings plc

Income statement commentary
For further financial performance data of our global business segments, see pages 37 to 45. For further financial performance data by geographical regions and selected countries/territories, see pages 46 to 55.
Net interest income

	Half-year to		Quarter to
	30 Jun	30 Jun	30 Jun	31 Mar	30 Jun
	2022	2021	2022	2022	2021
	$m	$m	$m	$m	$m
Interest income	20,855	17,960	11,188	9,667	8,975
Interest expense	(6,404)	(4,862)	(3,734)	(2,670)	(2,391)
Net interest income	14,451	13,098	7,454	6,997	6,584
Average interest-earning assets	2,233,321	2,188,991	2,207,731	2,259,198	2,198,953
	%	%	%	%	%
Gross interest yield[1]	1.88	1.65	2.03	1.74	1.64
Less: gross interest payable[1]	(0.71)	(0.54)	(0.83)	(0.59)	(0.53)
Net interest spread[2]	1.17	1.11	1.20	1.15	1.11
Net interest margin[3]	1.30	1.21	1.35	1.26	1.20
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	Half-year to						Full-year to
	30 Jun 2022			30 Jun 2021			31 Dec 2021
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	458,230	1,355	0.60	421,521	507	0.24	450,678	1,105	0.25
Loans and advances to customers	1,055,938	13,878	2.65	1,063,974	13,005	2.46	1,060,658	26,071	2.46
Reverse repurchase agreements – non-trading	228,226	1,093	0.97	201,428	486	0.49	206,246	1,019	0.49
Financial investments	440,495	3,855	1.76	448,587	3,391	1.52	438,840	6,729	1.53
Other interest-earning assets	50,432	674	2.70	53,481	571	2.15	53,091	1,264	2.38
Total interest-earning assets	2,233,321	20,855	1.88	2,188,991	17,960	1.65	2,209,513	36,188	1.64

Summary of interest expense by type of liability
	Half-year to						Full-year to
	30 Jun 2022			30 Jun 2021			31 Dec 2021
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[1]	82,232	195	0.48	73,402	107	0.29	75,671	198	0.26
Customer accounts[2]	1,369,088	2,834	0.42	1,355,092	2,020	0.30	1,362,580	4,099	0.30
Repurchase agreements – non-trading	122,886	584	0.96	108,165	166	0.31	114,201	363	0.32
Debt securities in issue – non-trading	182,080	2,053	2.27	199,058	1,864	1.89	193,137	3,603	1.87
Other interest-bearing liabilities	70,443	738	2.11	68,376	705	2.08	70,929	1,436	2.02
Total interest-bearing liabilities	1,826,729	6,404	0.71	1,804,093	4,862	0.54	1,816,518	9,699	0.53
1    Including interest-bearing bank deposits only.
2    Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 1H22 was $14.5bn, an increase of $1.4bn or 10.3% compared with 1H21. This reflected higher average market interest rates across the major currencies compared with 1H21.
Excluding the unfavourable impacts of significant items and foreign currency translation differences, NII increased by $1.9bn or 15.3%.
NII for 2Q22 was $7.5bn, up 13.2% year-on-year, and 6.5% compared with the previous quarter. This was driven by the impact of higher market interest rates across major currencies, particularly in Europe and North America. The increase was driven by higher asset yields, particularly on customer term lending, short-term funds and loans and advances to banks, as well as on reverse repurchase agreements. This was partly offset by higher funding costs, in particular for customer deposits, debt securities and repurchase agreements.
Net interest margin (‘NIM’) of 1.30% was 9 basis points (‘bps’) higher compared with 1H21, as the rise in the yield on AIEA of 23bps was partly offset by the rise in the funding cost of average interest-bearing liabilities of 17bps. The increase in NIM in 1H22 included the unfavourable impacts of significant items and foreign currency translation differences. Excluding this, NIM increased by 11bps.
NIM for 2Q22 was 1.35%, up 15bps year-on-year, and up 9bps compared with the previous quarter, predominantly driven by the impact of higher market interest rates.
Interest income of $20.9bn increased by $2.9bn or 16%, primarily due to higher average interest rates compared with 1H21, as the yield on AIEA increased by 23bps. This was caused by the increase in market interest rates, partly offset by unfavourable changes in balance sheet mix, as balances of low-yielding assets, particularly short-term funds and loans and advances to banks, increased by $37bn and reverse repurchase agreements increased by $27bn, while the balances of high-

HSBC Holdings plc	31

Financial summary
yielding assets, particularly customer term lending in the loans and advances to customer category, declined by $24bn. The change in interest income included $32.1m in relation to the unfavourable impact of significant items and $743m from the adverse effects of foreign currency translation. Excluding these, interest income increased by $3.7bn.
Interest income of $11.2bn in 2Q22 was up $2.2bn year-on-year, and up $1.5bn from the previous quarter. This was predominantly driven by the impact of higher market interest rates, partly offset by an unfavourable change in the balance sheet mix as balances in low-yielding assets increased, while balances in high-yielding assets declined. Compared with the previous year, balances in low-yielding reverse repurchase agreements increased by $34bn, whereas higher-yielding customer term lending balances declined by $23bn.
Interest expense of $6.4bn increased by $1.5bn or 32% compared with 1H21. This reflected the increase in funding costs by 17bps, mainly arising from higher interest rates paid on interest-bearing customer accounts, repurchase agreements and debt securities in issue. This was partly offset by a reduction in interest expense attributable to reduced balances of high-costing subordinated debt, which declined by $12bn. The change in interest expense included the favourable effects of foreign currency translation differences of $0.2bn. Excluding this, interest expense increased by $1.7bn.
Interest expense of $3.7bn in 2Q22 was up $1.3bn year-on-year, and up $1.1bn compared with the previous quarter. This was predominantly driven by the impact of higher market interest rates.
Net fee income of $6.1bn was $0.6bn lower than in 1H21, and included a $0.2bn adverse impact from currency translation. The fall in net fee income was in WPB and GBM, although it rose in CMB.
In WPB, the reduction in fee income was mainly in Wealth, particularly in broking and unit trusts in Hong Kong, reflecting weaker equity markets due to muted customer sentiment. Covid-19-related restrictions in Hong Kong in 1Q22 also resulted in temporary branch network closures. These reductions were partly offset by higher cards income, notably in the UK, as customer spending increased. The growth in cards activity resulted in a rise in fee expense.
In GBM, a reduction in fee income was driven by lower underwriting fees, as market activity fell due to the effects of the Russia-Ukraine war and wider macroeconomic uncertainty. This compared with a strong 1H21 when corporates raised finance as initial Covid-19 restrictions were eased.
In CMB, fee income increased from account services and credit cards as customer activity increased, as well as from trade products, as global trade volumes recovered compared with 1H21.
Net income from financial instruments held for trading or managed on a fair value basis of $4.9bn was $0.7bn higher. The increase was driven by GBM, as higher market volatility supported a strong performance within Global Foreign Exchange.
This was partly offset by adverse fair value movements on non-qualifying hedges of $0.2bn.
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $3.1bn compared with a net income of $2.8bn in 1H21. This decrease primarily reflected adverse equity market performances in Hong Kong and France.
This adverse movement resulted in a corresponding movement in liabilities to policyholders and the present value of in-force long-term insurance business (‘PVIF’) (see ‘Other operating income’ below). This reflected the extent to which the policyholders and shareholders respectively participate in the investment performance of the associated asset portfolios.

Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss of $0.1bn were $0.5bn lower compared with 1H21. This included lower revaluation gains in Principal Investments. It also included revaluation losses on other financial assets due to the increased macroeconomic uncertainty, in part due to the Russia-Ukraine war, as well as adverse movements on interest rate-linked instruments as yield curves steepened.
Gains less losses from financial investments of $21m were $0.4bn lower compared with 1H21, reflecting smaller gains on the disposal of debt securities.
Net insurance premium income of $7.6bn was $2.0bn higher than in 1H21, reflecting strong sales in Hong Kong.
Other operating income of $0.7bn increased by $0.6bn compared with 1H21, primarily due to $0.9bn higher net favourable changes in PVIF.
The changes in PVIF were mainly in Hong Kong and included a $0.2bn increase in the value of new business and a $0.3bn gain following a pricing update for our policyholders’ funds held on deposit with us in Hong Kong to reflect the cost to provide this service. There was also an increase of $0.3bn primarily reflecting the effect of sharing lower investment returns with policyholders.
PVIF is presented in accordance with IFRS 4 ‘Insurance Contracts’. As set out in ‘Future accounting developments’ on page 29, IFRS 17 ‘Insurance Contracts’ is effective from 1 January 2023. Under IFRS 17, there will be no PVIF asset recognised. Instead, the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin and gradually recognised in revenue as services are provided over the duration of the insurance contract.
The increase in ‘Other operating income’ also included a $0.1bn provisional gain on completion of our acquisition of AXA Singapore in 1H22. The increases were partly offset by 1H22 losses associated with the planned sales of our branch operations in Greece and our operations in Russia.
Net insurance claims and benefits paid and movement in liabilities to policyholders of $5.4bn were $2.5bn lower, primarily due to lower returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk, mainly in France and Hong Kong, together with the impact of higher sales volumes in Hong Kong.
Change in expected credit losses and other credit impairment charges (‘ECL’) were a charge of $1.1bn, compared with a net release of $0.7bn in 1H21.
The 1H22 charge primarily reflected stage 3 charges of $0.8bn, including charges related to the commercial real estate sector in mainland China, as well as against Russia exposures. We also recognised additional stage 1 and stage 2 allowances to reflect heightened levels of economic uncertainty and inflationary pressures, in part offset by the release of most of our remaining Covid-19-related allowances. This compared with a net release in 1H21 primarily relating to Covid-19-related allowances previously built up in 2020.
We continue to expect our ECL charges to normalise towards 30bps of average loans in 2022, recognising the possible risk of further deterioration in the consensus economic outlook. We also continue to monitor external developments in certain key vulnerable sectors, particularly offshore commercial financing of the real estate sector in mainland China.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of economic scenarios and management judgemental adjustments, see pages 67 to 75.

32	HSBC Holdings plc

Operating expenses – significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Significant items	1,043	818	1,576
– customer redress programmes	(6)	17	32
– impairment of goodwill and other intangibles	9	—	587
– restructuring and other related costs	1,040	848	988
– currency translation on significant items		(47)	(31)
Currency translation		749	510
Total	1,043	1,567	2,086

Operating expenses
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Gross employee compensation and benefits	9,501	10,225	9,387
Capitalised wages and salaries	(430)	(615)	(255)
Goodwill impairment	—	—	587
Property and equipment	2,431	2,540	2,605
Amortisation and impairment of intangibles	828	642	796
UK bank levy	—	—	116
Legal proceedings and regulatory matters	94	47	59
Other operating expenses[1]	3,995	4,248	4,238
Total operating expenses (reported)	16,419	17,087	17,533
Total significant items (including currency translation on significant items)	(1,043)	(818)	(1,576)
Currency translation		(749)	(510)
Total operating expenses (adjusted)	15,376	15,520	15,447
1    Other operating expenses includes professional fees, contractor costs, transaction taxes, marketing and travel. The decrease was driven by favourable currency translation, as well as higher capitalisation resulting from changes in the capitalisation offset to contractors, services contracted out and other administration expenses compared with the prior year. This was partly offset by higher professional fees resulting from investment in technology including cost to achieve spend.

Staff numbers (full-time equivalents)
	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
Global businesses
Wealth and Personal Banking	127,638	132,616	130,185
Commercial Banking	44,183	43,241	42,969
Global Banking and Markets	46,624	46,326	46,166
Corporate Centre	421	367	377
Total staff numbers	218,866	222,550	219,697
Operating expenses of $16.4bn were $0.7bn or 4% lower than in 1H21. This included a favourable impact of $0.7bn from foreign currency translation differences, in part offset by an increase in restructuring and other related costs of $0.2bn.
The reduction also reflected the impact of our cost-saving initiatives of $1.1bn and a lower performance-related pay accrual of $0.4bn, for which the Group-wide phasing of the accrual is driven by the expected profile of full-year profits. Given profits in 1H21 benefited from significant ECL releases, we recognised a larger share of the accrual in the first half of the year relative to 1H22. These factors more than offset increases from our continued investments in technology of $0.4bn, which is gross of cost savings of $0.2bn, and in wealth in Asia of $0.2bn, as well as from other increases, including higher inflation, regulatory investments, growth in business volumes and marketing.
The number of employees expressed in full-time equivalent staff (‘FTEs’) at 30 June 2022 was 218,866, a decrease of 831 from 31 December 2021. Additionally, the number of contractors at 30 June 2022 was 6,642, an increase of 450 from 31 December 2021.
Share of profit in associates and joint ventures of $1.4bn was $0.2bn or 13% lower, primarily as 1H21 included a higher share of profit from BGF due to the recovery in asset valuations.
In relation to Bank of Communications Co., Limited (‘BoCom’), we continue to be subject to a risk of impairment in the carrying value of our investment. We have performed an impairment test on the carrying amount of our investment and confirmed there was no impairment at 30 June 2022. For further details of our impairment review process, see Note 10 on the interim condensed financial statements.
Tax expense
Tax in 1H22 was a credit of $39m. This was mainly due to a $1.8bn credit arising from the recognition of a deferred tax asset on historical tax losses of HSBC Holdings as a result of improved profit forecasts for the UK tax group, which accelerated the expected utilisation of these losses and reduced the uncertainty regarding their recoverability. Excluding this, the effective tax rate for 1H22 was 19.4% and was reduced by the remeasurement of deferred tax balances following substantive enactment of legislation to reduce the rate of the UK banking surcharge from 8% to 3% with effect from 1 April 2023. The effective tax rate for 1H21 was 22.3%.

HSBC Holdings plc	33

Financial summary

Summary consolidated balance sheet
	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Assets
Cash and balances at central banks	363,608	403,018
Trading assets	217,350	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	45,873	49,804
Derivatives	262,923	196,882
Loans and advances to banks	96,429	83,136
Loans and advances to customers[1]	1,028,356	1,045,814
Reverse repurchase agreements – non-trading	244,451	241,648
Financial investments	430,796	446,274
Other assets	295,634	242,521
Total assets	2,985,420	2,957,939
Liabilities and equity
Liabilities
Deposits by banks	105,275	101,152
Customer accounts	1,651,301	1,710,574
Repurchase agreements – non-trading	129,707	126,670
Trading liabilities	80,569	84,904
Financial liabilities designated at fair value	126,006	145,502
Derivatives	251,469	191,064
Debt securities in issue	87,944	78,557
Liabilities under insurance contracts	113,130	112,745
Other liabilities	243,329	199,994
Total liabilities	2,788,730	2,751,162
Equity
Total shareholders’ equity	188,382	198,250
Non-controlling interests	8,308	8,527
Total equity	196,690	206,777
Total liabilities and equity	2,985,420	2,957,939
1    Net of impairment allowances.

Selected financial information
	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Called up share capital	10,188	10,316
Capital resources[1]	158,519	177,786
Undated subordinated loan capital	1,967	1,968
Preferred securities and dated subordinated loan capital[2]	27,981	28,568
Risk-weighted assets	851,743	838,263
Total shareholders’ equity	188,382	198,250
Less: preference shares and other equity instruments	(21,691)	(22,414)
Total ordinary shareholders’ equity	166,691	175,836
Less: goodwill and intangible assets (net of tax)	(18,383)	(17,643)
Tangible ordinary shareholders’ equity	148,308	158,193
Financial statistics
Loans and advances to customers as a percentage of customer accounts (%)	62.3	61.1
Average total shareholders’ equity to average total assets (%)	6.37	6.62
Net asset value per ordinary share at period end ($)[3]	8.41	8.76
Tangible net asset value per ordinary share at period end ($)[4]	7.48	7.88
Tangible net asset value per fully diluted ordinary share at period end ($)	7.43	7.84
Number of $0.50 ordinary shares in issue (millions)	20,376	20,632
Basic number of $0.50 ordinary shares outstanding (millions)	19,819	20,073
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,949	20,189
Closing foreign exchange translation rates to $:
$1: £	0.822	0.739
$1: €	0.959	0.880
1    Capital resources are regulatory capital, the calculation of which is set out on page 91.
2    Including perpetual preferred securities.
3    The definition of net asset value per ordinary share is total shareholders‘ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
4    The definition of tangible net asset value per ordinary share is total ordinary shareholder’s equity excluding goodwill, PVIF and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
A more detailed consolidated balance sheet is contained in the interim condensed financial statements on page 104.

34	HSBC Holdings plc

Balance sheet commentary compared with 31 December 2021
At 30 June 2022, our total assets were $3.0tn, an increase of $27bn or 1% on a reported basis, and $173bn or 6% on a constant currency basis.
Our asset base included growth in derivative asset balances due to favourable revaluation movements on interest rate contracts, and higher other assets reflecting seasonal reductions in settlement accounts at 31 December 2021, as clients settled trades prior to the year end. These increases were partly offset by reductions in cash and balances at central banks and lower trading assets.
Our ratio of loans and advances to customers as a percentage of customer accounts of 62% was in line with 31 December 2021.
Assets
Cash and balances at central banks decreased by $39bn or 10%, which included a $32bn impact of foreign exchange movements since 31 December 2021.
Trading assets decreased by $31bn or 13%, notably from a reduction in equity securities held, particularly in the UK and Hong Kong, notably reflecting lower client demand.
Derivative assets increased by $66bn or 34%, mainly in Europe, reflecting favourable revaluation movements on interest rate contracts due to movements in long-term yield curve rates in most major markets. Foreign exchange contracts also increased as a result of foreign exchange rate movements, mainly in the UK, France and Hong Kong. The increase in derivative assets was consistent with the increase in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers of $1.0tn were $17bn lower, which included an adverse impact from foreign currency translation differences of $51bn. On a constant currency basis, customer lending balances were $34bn higher.
The commentary below is on a constant currency basis.
Customer lending increased in WPB by $13bn to $475bn, mainly from higher mortgage balances, notably in the UK (up $5bn), Australia (up $2bn) and Hong Kong (up $1bn). There was also an increase in term lending of $2bn, mainly in Hong Kong and the UK, although overdraft and credit card balances fell, mainly in Asia.
In CMB, customer lending of $348bn was $16bn higher with increases in all regions. Trade volumes remained robust, with growth in term lending of $9bn, reflecting a strong performance in North America and Asia.
In GBM, customer lending of $204bn grew by $5bn, reflecting higher term lending of $5bn, mainly in the US, the UK and UAE due to increased customer drawdowns. There was also growth in overdraft balances of $3bn, mainly in the UK and Hong Kong.
Financial investments decreased by $15bn or 3%, mainly in Europe from the adverse impact of foreign currency translation differences since 31 December 2021. The reduction included adverse fair value movements recorded in ‘other comprehensive income’ in equity on debt securities, treasury and other eligible bills as a result of higher yield curves and wider macroeconomic pressures. It also included reductions due to disposals and maturity of these securities. The reductions were partly offset by increases in debt instruments measured at amortised cost, as we repositioned our portfolio to reduce capital volatility.
Other assets grew by $53bn or 22%, primarily due to an increase of $29bn in settlement accounts in the UK, the US and Hong Kong from higher trading activity, compared with the seasonal reduction in December 2021. Cash collateral grew by $14bn, reflecting the increase in fair value of derivative assets.
Liabilities
Customer accounts of $1.7tn decreased by $59bn on a reported basis, including the adverse impact of foreign currency translation differences of $83bn. On a constant currency basis, customer accounts were $24bn higher.
The commentary below is on a constant currency basis.
The increase in customer accounts was primarily in WPB (up $15bn), driven by higher interest-bearing and term deposit balances, as interest rates rose. There was a smaller corresponding reduction in non-interest-bearing current accounts.
Customer accounts also increased in GBM, mainly due to growth in interest-bearing and term deposit balances as customers demonstrated a preference for higher yielding accounts as interest rates rose, notably in Europe.
In CMB, customer accounts remained broadly stable, with reductions in North America, partly offset with growth in all other regions. In the UK, customer accounts grew as clients deployed their commercial surplus to interest-bearing accounts as interest rates rose.
Financial liabilities designated at fair value decreased by $19bn or 13%, notably from maturities, mark-to-market reductions and foreign exchange revaluations on non-US dollar instruments.
Derivative liabilities increased by $60bn or 32%, which is consistent with the increase in derivative assets, since the underlying risk is broadly matched.
Other liabilities increased by $43bn or 22%, notably from a rise of $31bn in settlement accounts in the UK, Hong Kong and the US from an increase in trading activity, compared with the seasonal reduction in December 2021. Cash collateral increased by $15bn, mainly due to the increase in fair value of derivative liabilities.
Equity
Total shareholders’ equity, including non-controlling interests, decreased by $10bn or 5% compared with 31 December 2021.
Profits generated of $9bn were more than offset by coupon distributions on securities classified as equity and dividends paid of $4bn, as well as net losses through other comprehensive income (‘OCI’) of $13bn. The net losses in OCI included adverse movements of $5bn on financial instruments designated as hold-to-collect-and-sell, which are held as hedges to our exposure to interest rate movements, as a result of the increase in term market yield curves in 1H22. The net loss also included an adverse impact from foreign exchange differences of $9bn. These losses were partly offset by fair value gains on liabilities related to changes in own credit risk of $2bn.
Overall the Group is positively exposed to rising interest rates through net interest income, although there is an impact on our capital base due to the fair value of hold-to-collect-and-sell instruments. These instruments are reported within ‘financial investments’. There is an initial negative effect materialising through reserves, after which the net interest income of the Group is expected to result in a net benefit over time, provided policy rates follow market implied rates.
Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.
It is currently estimated that it will take around four quarters for the benefit to Group net interest income to offset the adverse impact of these revaluations, provided the composition of the portfolio were to remain static.

HSBC Holdings plc	35

Financial summary | Global businesses

Customer accounts by country/territory
	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Europe	628,977	667,769
– UK	505,195	535,797
– France	52,643	56,841
– Germany	25,942	22,509
– Switzerland	8,021	10,680
– other	37,176	41,942
Asia	779,153	792,098
– Hong Kong	543,400	549,429
– Singapore	57,057	57,572
– mainland China	55,580	59,266
– Australia	28,366	28,240
– India	24,470	24,507
– Malaysia	16,353	16,500
– Taiwan	14,588	15,483
– Indonesia	5,804	6,019
– other	33,535	35,082
Middle East and North Africa (excluding Saudi Arabia)	44,008	42,629
– United Arab Emirates	22,661	20,943
– Egypt	6,281	6,699
– Turkey	3,812	4,258
– other	11,254	10,729
North America	168,699	178,565
– US	101,137	111,921
– Canada	58,241	58,071
– other	9,321	8,573
Latin America	30,464	29,513
– Mexico	23,659	23,583
– other	6,805	5,930
At end of period	1,651,301	1,710,574
Risk-weighted assets
Risk-weighted assets (‘RWAs’) rose by $13.4bn during the first half of the year. Excluding foreign currency translation differences, RWAs increased by $47.4bn, largely as a result of the following:
•a $19.9bn increase due to asset size movements, mostly due to corporate loan growth across our major regions; and
•a $28.3bn increase due to changes in methodology and policy. This was mostly due to regulatory change and refinements to our treatment of small and medium-sized enterprises, partly offset by reductions from risk parameter refinements in GBM and CMB.

Summary
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), reviews operating activity on a number of bases, including by global business and geographical region. Our global businesses – Wealth and Personal Banking, Commercial Banking, and Global Banking and Markets – along with Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’, and are presented below and in Note 5: ‘Segmental analysis’ on page 110.

Basis of preparation
The Group Chief Executive, supported by the rest of the GEC, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. Therefore, we present these results on an adjusted basis. Adjusted performance information for 1H21 and 2H21 is presented on a constant currency basis as described on page 29.
As required by IFRS 8, reconciliations of the total adjusted global business results to the Group’s reported results are presented on page 111.
Supplementary reconciliations from reported to adjusted results by global business are presented on pages 37 to 39 for information purposes.
Global business performance is also assessed using return on tangible equity (‘RoTE’), excluding significant items. A reconciliation of global business RoTE, excluding significant items to the Group’s RoTE, is provided on page 56.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses and geographical regions. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. The current year expense is reflected in the fourth quarter as it is assessed on our balance sheet position as at 31 December.
The results of geographical regions are presented on a reported and adjusted basis. Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC UK Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA, by the location of the branch responsible for reporting the results or providing funding.

Descriptions of the global businesses are provided in the Overview section on pages 18 to 24.

36	HSBC Holdings plc

Reconciliation of reported and adjusted items – global businesses
Supplementary unaudited analysis of significant items by global business is presented below.

	Half-year to 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	11,006	7,216	7,943	(929)	25,236
Significant items	(84)	1	(102)	639	454
– customer redress programmes	11	3	—	—	14
– disposals, acquisitions and investment in new businesses[2]	—	—	—	288	288
– fair value movements on financial instruments[3]	(2)	(2)	(127)	351	220
– restructuring and other related costs[4]	(93)	—	25	—	(68)
Adjusted	10,922	7,217	7,841	(290)	25,690
ECL
Reported	(573)	(288)	(227)	(2)	(1,090)
Adjusted	(573)	(288)	(227)	(2)	(1,090)
Operating expenses
Reported	(7,514)	(3,417)	(4,822)	(666)	(16,419)
Significant items	103	66	87	787	1,043
– customer redress programmes	(10)	—	—	4	(6)
– impairment of goodwill and other intangibles	—	—	—	9	9
– restructuring and other related costs	113	66	87	774	1,040
Adjusted	(7,411)	(3,351)	(4,735)	121	(15,376)
Share of profit in associates and joint ventures
Reported	8	—	—	1,441	1,449
Adjusted	8	—	—	1,441	1,449
Profit/(loss) before tax
Reported	2,927	3,511	2,894	(156)	9,176
Significant items	19	67	(15)	1,426	1,497
– revenue	(84)	1	(102)	639	454
– operating expenses	103	66	87	787	1,043
Adjusted profit before tax	2,946	3,578	2,879	1,270	10,673
Reported tax (charge)/credit	(676)	(822)	(497)	2,034	39
Tax significant items	(1)	(12)	5	(1,993)	(2,001)
– tax charge/(credit) on significant items	(1)	(12)	5	(228)	(236)
– recognition of losses on HSBC Holdings	—	—	—	(1,765)	(1,765)
Adjusted profit after tax	2,269	2,744	2,387	1,311	8,711
Loans and advances to customers (net)
Reported	475,464	348,253	204,097	542	1,028,356
Adjusted	475,464	348,253	204,097	542	1,028,356
Customer accounts
Reported	836,026	479,680	335,033	562	1,651,301
Adjusted	836,026	479,680	335,033	562	1,651,301
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes losses from classifying businesses as held-for-sale as part of a broader restructuring of our European business.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

HSBC Holdings plc	37

Global businesses

Reconciliation of reported results to adjusted results – global businesses (continued)
	Half-year to 30 Jun 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	11,400	6,670	7,703	(222)	25,551
Currency translation	(423)	(301)	(349)	4	(1,069)
Significant items	3	(16)	164	101	252
– customer redress programmes	2	(20)	—	—	(18)
– fair value movements on financial instruments[2]	(1)	(1)	13	183	194
– restructuring and other related costs[3]	—	2	162	(94)	70
– currency translation on significant items	2	3	(11)	12	6
Adjusted	10,980	6,353	7,518	(117)	24,734
ECL
Reported	52	249	414	4	719
Currency translation	(14)	(21)	(9)	—	(44)
Adjusted	38	228	405	4	675
Operating expenses
Reported	(7,817)	(3,544)	(5,058)	(668)	(17,087)
Currency translation	332	156	267	(6)	749
Significant items	208	17	67	526	818
– customer redress programmes	13	—	—	4	17
– restructuring and other related costs	204	19	73	552	848
– currency translation on significant items	(9)	(2)	(6)	(30)	(47)
Adjusted	(7,277)	(3,371)	(4,724)	(148)	(15,520)
Share of profit in associates and joint ventures
Reported	11	1	—	1,644	1,656
Currency translation	(1)	—	—	(6)	(7)
Adjusted	10	1	—	1,638	1,649
Profit before tax
Reported	3,646	3,376	3,059	758	10,839
Currency translation	(106)	(166)	(91)	(8)	(371)
Significant items	211	1	231	627	1,070
– revenue	3	(16)	164	101	252
– operating expenses	208	17	67	526	818
Adjusted profit before tax	3,751	3,211	3,199	1,377	11,538
Reported tax (charge)/ credit	(768)	(807)	(655)	(187)	(2,417)
Currency translation	25	35	19	30	109
Tax significant items	(46)	(6)	(48)	(47)	(147)
– tax charge/(credit) on significant items	(50)	(6)	(50)	(47)	(153)
– currency translation on significant items	4	—	2	—	6
Adjusted profit after tax	2,962	2,433	2,515	1,173	9,083
Loans and advances to customers (net)
Reported	491,320	350,945	216,098	1,148	1,059,511
Currency translation	(32,747)	(21,072)	(11,054)	(83)	(64,956)
Adjusted	458,573	329,873	205,044	1,065	994,555
Customer accounts
Reported	841,257	485,689	341,242	903	1,669,091
Currency translation	(47,980)	(30,683)	(24,377)	(109)	(103,149)
Adjusted	793,277	455,006	316,865	794	1,565,942
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with RWA reduction commitments and gains relating to the business update in February 2020.

38	HSBC Holdings plc

Reconciliation of reported results to adjusted results – global businesses (continued)
	Half-year to 31 Dec 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	10,717	6,761	6,885	(362)	24,001
Currency translation	(271)	(210)	(235)	5	(711)
Significant items	(7)	5	228	61	287
– customer redress programmes	5	2	—	—	7
– fair value movements on financial instruments[2]	1	—	6	41	48
– restructuring and other related costs[3]	(14)	1	233	17	237
– currency translation on significant items	1	2	(11)	3	(5)
Adjusted	10,439	6,556	6,878	(296)	23,577
ECL
Reported	236	51	(77)	(1)	209
Currency translation	(21)	(11)	(3)	—	(35)
Adjusted	215	40	(80)	(1)	174
Operating expenses
Reported	(8,489)	(3,511)	(5,145)	(388)	(17,533)
Currency translation	212	96	197	5	510
Significant items	703	60	117	696	1,576
– customer redress programmes	26	1	—	5	32
– impairment of goodwill and other intangibles	587	—	—	—	587
– restructuring and other related costs	92	62	124	710	988
– currency translation on significant items	(2)	(3)	(7)	(19)	(31)
Adjusted	(7,574)	(3,355)	(4,831)	313	(15,447)
Share of profit in associates and joint ventures
Reported	23	—	—	1,367	1,390
Currency translation	1	—	—	(14)	(13)
Adjusted	24	—	—	1,353	1,377
Profit before tax
Reported	2,487	3,301	1,663	616	8,067
Currency translation	(79)	(125)	(41)	(4)	(249)
Significant items	696	65	345	757	1,863
– revenue	(7)	5	228	61	287
– operating expenses	703	60	117	696	1,576
Adjusted profit before tax	3,104	3,241	1,967	1,369	9,681
Reported tax (charge)/credit	(662)	(611)	(838)	315	(1,796)
Currency translation	3	23	51	(24)	53
Tax significant items	(15)	(8)	(41)	(103)	(167)
– tax charge/(credit) on significant items	(16)	(9)	(45)	(103)	(173)
– currency translation on significant items	1	1	4	—	6
Adjusted profit after tax	2,430	2,645	1,139	1,557	7,771
Loans and advances to customers (net)
Reported	488,786	349,126	207,162	740	1,045,814
Currency translation	(26,334)	(16,416)	(8,308)	(54)	(51,112)
Adjusted	462,452	332,710	198,854	686	994,702
Customer accounts
Reported	859,029	506,688	344,205	652	1,710,574
Currency translation	(38,465)	(24,907)	(19,966)	(62)	(83,400)
Adjusted	820,564	481,781	324,239	590	1,627,174
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc	39

Global businesses

Reconciliation of reported and adjusted risk-weighted assets

	At 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	186.1	341.9	241.1	82.6	851.7
Adjusted[1]	186.1	341.9	241.1	82.6	851.7

	At 30 Jun 2021
Risk-weighted assets
Reported	185.0	332.1	255.2	90.0	862.3
Currency translation	(9.4)	(21.0)	(11.2)	(1.8)	(43.4)
Adjusted[1]	175.6	311.1	244.0	88.2	818.9

	At 31 Dec 2021
Risk-weighted assets
Reported	178.3	332.9	236.2	90.9	838.3
Currency translation	(7.3)	(16.4)	(7.9)	(1.4)	(33.0)
Adjusted[1]	171.0	316.5	228.3	89.5	805.3
1    Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and material significant items.

Supplementary tables for WPB
WPB adjusted performance by business unit
A breakdown of WPB by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.

WPB – summary (adjusted basis)
	Total WPB	Consists of1
		Banking operations	Insurance manufacturing	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
Half-year to 30 Jun 2022
Net operating income before change in expected credit losses and other credit impairment charges[2]	10,922	8,426	1,013	945	538
– net interest income	7,658	6,132	1,139	388	(1)
– net fee income/(expense)	2,619	2,013	(379)	424	561
– other income	645	281	253	133	(22)
ECL	(573)	(562)	(7)	(4)	—
Net operating income	10,349	7,864	1,006	941	538
Total operating expenses	(7,411)	(5,931)	(404)	(667)	(409)
Operating profit	2,938	1,933	602	274	129
Share of profit/(loss) in associates and joint ventures	8	4	4	—	—
Profit before tax	2,946	1,937	606	274	129

Half-year to 30 Jun 2021
Net operating income before change in expected credit losses and other credit impairment charges[2]	10,980	8,065	1,437	905	573
– net interest income	6,808	5,382	1,118	310	(2)
– net fee income/(expense)	2,955	2,238	(306)	464	559
– other income/(expense)	1,217	445	625	131	16
ECL	38	57	(20)	1	—
Net operating income	11,018	8,122	1,417	906	573
Total operating expenses	(7,277)	(5,942)	(260)	(685)	(390)
Operating profit	3,741	2,180	1,157	221	183
Share of profit/(loss) in associates and joint ventures	10	3	7	—	—
Profit before tax	3,751	2,183	1,164	221	183

40	HSBC Holdings plc

WPB – summary (adjusted basis) (continued)
	Total WPB	Consists of1
		Banking operations	Insurance manufacturing	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
Half-year to 31 Dec 2021
Net operating income before change in expected credit losses and other credit impairment charges[2]	10,439	7,833	1,132	870	604
– net interest income	6,953	5,476	1,157	320	—
– net fee income/(expense)	2,789	2,065	(299)	447	576
– other income/(expense)	697	292	274	103	28
ECL	215	201	3	12	(1)
Net operating income	10,654	8,034	1,135	882	603
Total operating expenses[2]	(7,574)	(6,019)	(316)	(835)	(404)
Operating profit	3,080	2,015	819	47	199
Share of profit in associates and joint ventures	24	14	10	—	—
Profit before tax	3,104	2,029	829	47	199
1    The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations. These eliminations are presented within Banking operations.
2    Operating expenses in Global Private Banking in 2H21 included a charge of $0.1bn, which did not meet the criteria to be classified as a significant item.
WPB insurance manufacturing adjusted results
The following table shows the results of our insurance manufacturing operations by income statement line item. It shows the results of insurance manufacturing operations for WPB and for all global business segments in aggregate, and separately the insurance distribution income earned by HSBC bank channels.

Adjusted results of insurance manufacturing operations and insurance distribution income earned by HSBC bank channels[1,2]
	Half-year to
	30 Jun		30 Jun		31 Dec
	2022		2021		2021
	WPB	All global businesses	WPB	All global businesses	WPB	All global businesses
	$m	$m	$m	$m	$m	$m
Net interest income	1,139	1,254	1,118	1,205	1,157	1,244
Net fee expense	(379)	(398)	(306)	(330)	(299)	(306)
– fee income	78	88	45	56	57	69
– fee expense	(457)	(486)	(351)	(386)	(356)	(375)
Net income/(expense) from financial instruments held for trading or managed on a fair value basis	55	45	(2)	(6)	1	(1)
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(3,060)	(3,077)	2,656	2,682	1,245	1,254
Gains less losses from financial investments	(1)	(1)	58	53	28	36
Net insurance premium income	7,335	7,702	5,241	5,563	5,028	5,180
Other operating income/(expense)	1,010	1,011	38	22	131	130
– of which: PVIF	915	922	10	(2)	71	75
Total operating income	6,099	6,536	8,803	9,189	7,291	7,537
Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,086)	(5,476)	(7,366)	(7,680)	(6,159)	(6,347)
Net operating income before change in expected credit losses and other credit impairment charges[3]	1,013	1,060	1,437	1,509	1,132	1,190
Change in expected credit losses and other credit impairment charges	(7)	(8)	(20)	(19)	3	(1)
Net operating income	1,006	1,052	1,417	1,490	1,135	1,189
Total operating expenses	(404)	(416)	(260)	(271)	(316)	(332)
Operating profit	602	636	1,157	1,219	819	857
Share of profit/(loss) in associates and joint ventures	4	4	7	7	10	10
Profit before tax of insurance manufacturing operations[4]	606	640	1,164	1,226	829	867
Annualised new business premiums of insurance manufacturing operations	1,280	1,320	1,525	1,561	1,272	1,289
Insurance distribution income earned by HSBC bank channels	431	470	386	430	353	378
1    Adjusted results are derived by adjusting for period-on-period effects of foreign currency translation differences, and the effect of significant items that distort period-on-period comparisons. There were no significant items included within insurance manufacturing, and the impact of foreign currency translation on ‘All global businesses’ profit before tax was 1H21: $36m unfavourable (reported: $1,262m); 2H21: $12m unfavourable (reported: $879m).
2    The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4    The effect on the insurance manufacturing operations of applying hyperinflation accounting in Argentina resulted in a decrease in adjusted revenue in 1H22 of $2m (1H21: increase of $6m; 2H21: increase of $5m) and a decrease in profit before tax in 1H22 of $2m (1H21: increase of $6m; 2H21: increase of $4m). These effects are recorded within ‘All global businesses’.

HSBC Holdings plc	41

Global businesses
Insurance manufacturing
The following commentary, unless otherwise specified, relates to the ‘All global businesses’ results.
HSBC recognises the present value of long-term in-force insurance contracts and investment contracts with discretionary participation features (‘PVIF’) as an asset on the balance sheet.
The overall balance sheet equity, including PVIF, is therefore a measure of the embedded value in the insurance manufacturing entities, and the movement in this embedded value in the period drives the overall income statement result.
Adjusted profit before tax of $0.6bn decreased by $0.6bn compared with 1H21.
Net operating income before change in expected credit losses and other credit impairment charges was $1.1bn, which was $0.5bn lower than in 1H21. This reflected the following:
•‘Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’ of $3.1bn in 1H22, compared with a net income of $2.7bn in 1H21. This was primarily due to unfavourable equity market performances in France and Hong Kong in 1H22, compared with favourable market performances in 1H21.
This unfavourable movement resulted in a corresponding movement in liabilities to policyholders and PVIF (see ‘Other operating income’ below), reflecting the extent to which policyholders and shareholders respectively participate in the investment performance of the associated asset portfolios.
•Net insurance premium income of $7.7bn was $2.1bn higher than in 1H21. This increase reflected strong sales in Hong Kong driven by our whole-of-life propositions.
•Other operating income of $1.0bn increased by $1.0bn compared with 1H21, reflecting an increase in the value of new business of $0.2bn in Hong Kong, a $0.3bn gain from a pricing update for policyholder funds held on deposit with us in Hong Kong to reflect the cost of provision of these services, and an increase of $0.3bn primarily reflecting the effect of sharing lower investment returns with policyholders in Hong Kong. It also reflected a $0.1bn day one provisional gain on completion of our acquisition of AXA Singapore in 1H22.
•Net insurance claims and benefits paid and movement in liabilities to policyholders of $5.5bn were $2.2bn lower, primarily due to a decline in returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk, mainly in France and Hong Kong. It also reflected higher sales volumes in Hong Kong.
•Total operating expenses of $0.4bn increased by $0.1bn compared with 1H21, reflecting the incorporation of the results of AXA Singapore in 1H22 and investment in our Pinnacle proposition in mainland China.
Annualised new business premiums (‘ANP’) is a measure of new insurance premium generation by the business. It is calculated as 100% of annualised first-year regular premiums and 10% of single premiums, before reinsurance ceded. ANP of $1.3bn in 1H22 was $0.2bn lower due to a higher proportion of sales in Hong Kong having been generated from single premium products.
Insurance distribution income from HSBC channels included $294m (1H21: $258m; 2H21: $216m) on HSBC manufactured products, for which a corresponding fee expense is recognised within insurance manufacturing, and $175m (1H21: $172m; 2H21: $162m) on products manufactured by third-party providers. The WPB component of this distribution income was $265m (1H21: $223m; 2H21: $199m) from HSBC manufactured products and $166m (1H21: $163m; 2H21: $154m) from third-party products.
WPB: Wealth adjusted revenue by geography
The following table shows the adjusted revenue of our Wealth business by region. Our Wealth business comprises investment distribution, life insurance manufacturing, Global Private Banking and Asset Management.

Wealth adjusted revenue by geography
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Europe	1,173	1,186	1,044
Asia	2,426	3,114	2,614
MENA	94	84	84
North America	281	259	268
Latin America	136	119	127
Total	4,110	4,762	4,137

42	HSBC Holdings plc

WPB: Wealth balances
The following table shows the wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers.

WPB – reported wealth balances[1]
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Global Private Banking client assets	311	360	351
– managed by Global Asset Management	57	69	67
– external managers, direct securities and other	254	291	284
Retail wealth balances	398	457	434
– managed by Global Asset Management	219	231	229
– external managers, direct securities and other	179	226	205
Asset Management third-party distribution	310	317	334
Reported invested assets[1]	1,019	1,134	1,119
Wealth deposits (Premier, Jade and Global Private Banking)[2]	542	537	551
Total reported wealth balances	1,561	1,671	1,670
1    Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2    Premier, Jade and Global Private Banking deposits, which include Prestige deposits in Hang Seng Bank, form part of the total WPB customer accounts balance of $836bn (30 June 2021: $841bn, 31 December 2021: $859bn) on page 37.
Asset Management: Funds under management
The following table shows the funds under management of our Asset Management business. Funds under management represents assets managed, either actively or passively, on behalf of our customers.

Asset Management – reported funds under management[1]
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Opening balance	630	602	616
Net new invested assets	20	4	23
Net market movements	(33)	16	2
Foreign exchange and others	(32)	(6)	(11)
Closing balance	585	616	630

Asset Management – reported funds under management by geography
	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Europe	317	347	367
Asia	170	186	180
MENA	5	6	5
North America	84	68	69
Latin America	9	9	9
Closing balance	585	616	630
1    Funds under management are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
At 30 June 2022, Asset Management funds under management amounted to $585bn, a decrease of $45bn or 7% compared with 31 December 2021. The decrease was driven by an adverse market performance, reflecting the effects of macroeconomic uncertainty on financial markets, and the unfavourable impact of foreign currency translation differences. Despite this, we delivered robust net new invested assets of $20bn, primarily from money market solutions, passive investment products and private equity investment products.

HSBC Holdings plc	43

Global businesses
Global Private Banking client assets1
The following table shows the client assets of our Global Private Banking business.

Global Private Banking – reported client assets[2]
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Opening balance	423	394	427
Net new invested assets	14	20	(1)
Increase/(decrease) in deposits	(2)	—	4
Net market movements	(43)	16	1
Foreign exchange and others	(10)	(3)	(8)
Closing balance	382	427	423

Global Private Banking – reported client assets by geography
	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Europe	154	176	174
Asia	167	193	178
North America	61	58	71
Closing balance	382	427	423
1    Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately.
2    Client assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. Customer deposits included in these client assets are recorded on our balance sheet.
Retail invested assets
The following table shows the invested assets of our retail customers. These comprise customer assets either managed by our Asset Management business or by external third-party investment managers as well as self-directed investments by our customers. Retail invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Retail invested assets
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Opening balance	434	407	457
Net new invested assets[1]	12	16	10
Net market movements	(27)	22	(17)
Foreign exchange and others	(21)	12	(16)
Closing balance	398	457	434

Retail invested assets by geography
	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Europe	65	81	81
Asia	284	316	293
MENA	4	5	4
North America	37	46	47
Latin America	8	9	9
Closing balance	398	457	434
1    ‘Retail net new invested assets’ covers nine markets, comprising Hong Kong including Hang Seng Bank (Hong Kong), mainland China, Malaysia, Singapore, HSBC UK, UAE, US, Canada and Mexico. The ‘net new invested assets’ related to all other geographies is reported in ‘Foreign exchange and other’.

44	HSBC Holdings plc

WPB invested assets
‘Net new invested assets’ represents the net customer inflows from retail invested assets, Asset Management third-party distribution and Global Private Banking invested assets. It excludes all customer deposits. The ‘net new invested assets’ in the table below is non-additive from the tables above, as net new invested assets managed by Asset Management that are generated by retail clients or Global Private Banking will be recorded in both businesses.

WPB: Invested assets
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Opening balance	1,119	1,050	1,134
Net new invested assets	39	36	28
Net market movements	(85)	44	(10)
Foreign exchange and others	(54)	4	(33)
Closing balance	1,019	1,134	1,119

WPB: Net new invested assets by geography
	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
Europe	—	(1)	18
Asia	22	27	10
MENA	—	—	—
North America	17	10	—
Latin America	—	—	—
Total	39	36	28

HSBC Holdings plc	45

Geographical regions

Analysis of reported results by geographical regions

HSBC reported profit/(loss) before tax and balance sheet data
	Half-year to 30 Jun 2022
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	3,578	6,785	702	1,527	1,260	599	14,451
Net fee income	1,847	2,527	431	997	263	(1)	6,064
Net income from financial instruments held for trading or managed on a fair value basis	1,692	2,286	310	294	299	40	4,921
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	(1,709)	(1,354)	—	—	11	1	(3,051)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	691	4	3	(7)	19	(642)	68
Other income/(expense)[1]	3,253	2,701	(108)	378	(71)	(3,370)	2,783
Net operating income before change in expected credit losses and other credit impairment charges[2]	9,352	12,949	1,338	3,189	1,781	(3,373)	25,236
Change in expected credit losses and other credit impairment charges	(302)	(529)	49	(47)	(261)	—	(1,090)
Net operating income	9,050	12,420	1,387	3,142	1,520	(3,373)	24,146
Total operating expenses excluding impairment of goodwill and other intangible assets	(8,102)	(7,443)	(755)	(2,281)	(1,135)	3,373	(16,343)
Impairment of goodwill and other intangible assets	(42)	(28)	(1)	(3)	(2)	—	(76)
Operating profit	906	4,949	631	858	383	—	7,727
Share of profit/(loss) in associates and joint ventures	(23)	1,351	117	—	4	—	1,449
Profit before tax	883	6,300	748	858	387	—	9,176
	%	%	%	%	%		%
Share of HSBC’s profit before tax	9.5	68.7	8.2	9.4	4.2		100.0
Cost efficiency ratio	87.1	57.7	56.5	71.6	63.8		65.1
Balance sheet data	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	368,923	492,548	28,348	116,075	22,462	—	1,028,356
Total assets	1,356,981	1,311,551	72,791	366,751	50,024	(172,678)	2,985,420
Customer accounts	628,977	779,153	44,008	168,699	30,464	—	1,651,301
Risk-weighted assets[3]	257,609	410,736	60,856	111,990	37,870	—	851,743

	Half-year to 30 Jun 2021
Net interest income	3,144	6,266	650	1,432	1,009	597	13,098
Net fee income	1,925	3,115	370	1,009	255	—	6,674
Net income from financial instruments held for trading or managed on a fair value basis	1,439	2,010	205	258	235	37	4,184
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	1,074	1,700	—	—	21	—	2,795
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	1,124	(3)	(3)	31	36	(637)	548
Other income/(expense)[1]	1,523	168	30	321	(71)	(3,719)	(1,748)
Net operating income before change in expected credit losses and other credit impairment charges[2]	10,229	13,256	1,252	3,051	1,485	(3,722)	25,551
Change in expected credit losses and other credit impairment charges	670	(207)	116	212	(72)	—	719
Net operating income	10,899	13,049	1,368	3,263	1,413	(3,722)	26,270
Total operating expenses excluding impairment of goodwill and other intangible assets	(9,071)	(7,457)	(782)	(2,448)	(1,009)	3,722	(17,045)
Impairment of goodwill and other intangible assets	(13)	(15)	(3)	(10)	(1)	—	(42)
Operating profit	1,815	5,577	583	805	403	—	9,183
Share of profit in associates and joint ventures	153	1,359	140	—	4	—	1,656
Profit before tax	1,968	6,936	723	805	407	—	10,839
	%	%	%	%	%		%
Share of HSBC’s profit before tax	18.2	64.0	6.7	7.4	3.7		100.0
Cost efficiency ratio	88.8	56.4	62.7	80.6	68.0		66.9
Balance sheet data	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	402,778	502,360	27,608	106,414	20,351	—	1,059,511
Total assets	1,376,064	1,249,145	68,351	383,082	49,102	(149,739)	2,976,005
Customer accounts	663,996	759,948	41,086	176,152	27,909	—	1,669,091
Risk-weighted assets[3]	269,873	407,117	59,476	115,208	34,845	—	862,292

46	HSBC Holdings plc

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	Half-year to 31 Dec 2021
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	3,310	6,330	649	1,413	1,186	503	13,391
Net fee income	1,957	2,756	404	1,047	259	—	6,423
Net income from financial instruments held for trading or managed on a fair value basis	1,163	1,633	226	168	241	129	3,560
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	596	640	—	—	24	(2)	1,258
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	849	—	—	23	4	(626)	250
Other income/(expense)[1]	2,000	1,148	29	352	(141)	(4,269)	(881)
Net operating income before change in expected credit losses and other credit impairment charges[2]	9,875	12,507	1,308	3,003	1,573	(4,265)	24,001
Change in expected credit losses and other credit impairment charges	931	(633)	16	26	(131)	—	209
Net operating income	10,806	11,874	1,324	3,029	1,442	(4,265)	24,210
Total operating expenses excluding impairment of goodwill and other intangible assets	(9,028)	(7,679)	(754)	(2,457)	(1,189)	4,265	(16,842)
Impairment of goodwill and other intangible assets	(82)	(9)	(5)	(3)	(592)	—	(691)
Operating profit/(loss)	1,696	4,186	565	569	(339)	—	6,677
Share of profit/(loss) in associates and joint ventures	115	1,127	135	—	13	—	1,390
Profit/(loss) before tax	1,811	5,313	700	569	(326)	—	8,067
	%	%	%	%	%		%
Share of HSBC’s profit before tax	22.3	65.9	8.7	7.1	(4.0)		100.0
Cost efficiency ratio	92.3	61.5	58.0	81.9	113.2		73.1
Balance sheet data	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	397,090	492,525	26,375	108,717	21,107	—	1,045,814
Total assets	1,354,483	1,261,707	70,974	362,150	46,602	(137,977)	2,957,939
Customer accounts	667,769	792,098	42,629	178,565	29,513	—	1,710,574
Risk-weighted assets[3]	261,115	396,206	60,223	110,412	35,915	—	838,263
1    Other income/(expense) in this context comprises, where applicable, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Risk-weighted assets are non-additive across geographical regions due to market risk diversification effects within the Group.

HSBC Holdings plc	47

Geographical regions

Reconciliation of reported and adjusted items – geographical regions

Reconciliation of reported and adjusted items – geographical regions and selected countries/territories
	Half-year to 30 Jun 2022
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	9,352	12,949	1,338	3,189	1,781	25,236
Significant items	437	(166)	(5)	(105)	—	454
– customer redress programmes	14	—	—	—	—	14
– disposals, acquisitions and investment in new businesses[3]	288	—	—	—	—	288
– fair value movements on financial instruments[4]	308	(76)	(5)	(6)	(1)	220
– restructuring and other related costs[2,5]	(173)	(90)	—	(99)	1	(68)
Adjusted[2]	9,789	12,783	1,333	3,084	1,781	25,690
ECL
Reported	(302)	(529)	49	(47)	(261)	(1,090)
Adjusted	(302)	(529)	49	(47)	(261)	(1,090)
Operating expenses
Reported[2]	(8,144)	(7,471)	(756)	(2,284)	(1,137)	(16,419)
Significant items	835	281	22	155	43	1,043
– customer redress programmes	(6)	—	—	—	—	(6)
– impairment of goodwill and other intangibles	9	—	—	—	—	9
– restructuring and other related costs[2]	832	281	22	155	43	1,040
Adjusted[2]	(7,309)	(7,190)	(734)	(2,129)	(1,094)	(15,376)
Share of profit in associates and joint ventures
Reported	(23)	1,351	117	—	4	1,449
Adjusted	(23)	1,351	117	—	4	1,449
Profit before tax
Reported	883	6,300	748	858	387	9,176
Significant items	1,272	115	17	50	43	1,497
– revenue[2]	437	(166)	(5)	(105)	—	454
– operating expenses[2]	835	281	22	155	43	1,043
Adjusted profit before tax	2,155	6,415	765	908	430	10,673
Reported tax (charge)/credit	1,536	(1,045)	(167)	(205)	(80)	39
Tax significant items	(1,962)	(14)	(3)	(10)	(12)	(2,001)
– tax charge/(credit) on significant items	(197)	(14)	(3)	(10)	(12)	(236)
– recognition of losses on HSBC Holdings	(1,765)	—	—	—	—	(1,765)
Adjusted profit after tax	1,729	5,356	595	693	338	8,711
Loans and advances to customers (net)
Reported	368,923	492,548	28,348	116,075	22,462	1,028,356
Adjusted	368,923	492,548	28,348	116,075	22,462	1,028,356
Customer accounts
Reported	628,977	779,153	44,008	168,699	30,464	1,651,301
Adjusted	628,977	779,153	44,008	168,699	30,464	1,651,301
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes losses from classifying businesses as held-for-sale as part of a broader restructuring of our European business.
4    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
5    Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

48	HSBC Holdings plc

Reconciliation of reported and adjusted items – geographical regions and selected countries/territories (continued)
	Half-year to 30 Jun 2022
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[2]
Reported	8,811	6,974	2,157	2,122	1,296
Significant items	127	(16)	(38)	(101)	1
– customer redress programmes	14	—	—	—	—
– fair value movement on financial instruments[3]	318	(56)	(2)	(4)	(1)
– restructuring and other related costs[4]	(205)	40	(36)	(97)	2
Adjusted	8,938	6,958	2,119	2,021	1,297
ECL
Reported	(196)	(419)	(139)	(21)	(243)
Adjusted	(196)	(419)	(139)	(21)	(243)
Operating expenses
Reported	(6,465)	(4,065)	(1,422)	(1,696)	(790)
Significant items	694	132	15	127	36
– customer redress programmes	(6)	—	—	—	—
– restructuring and other related costs	700	132	15	127	36
Adjusted	(5,771)	(3,933)	(1,407)	(1,569)	(754)
Share of profit in associates and joint ventures
Reported	(23)	(1)	1,344	—	4
Adjusted	(23)	(1)	1,344	—	4
Profit before tax
Reported	2,127	2,489	1,940	405	267
Significant items	821	116	(23)	26	37
– revenue	127	(16)	(38)	(101)	1
– operating expenses	694	132	15	127	36
Adjusted profit before tax	2,948	2,605	1,917	431	304
Reported tax (charge)/credit	1,653	(367)	(103)	(101)	(69)
Tax significant items	(1,869)	(18)	6	(7)	(11)
– tax charge/(credit) on significant items	(104)	(18)	6	(7)	(11)
– recognition of losses on HSBC Holdings	(1,765)	—	—	—	—
Adjusted profit after tax	2,732	2,220	1,820	323	224
Loans and advances to customers (net)
Reported	285,097	310,779	52,922	56,819	18,996
Adjusted	285,097	310,779	52,922	56,819	18,996
Customer accounts
Reported	505,195	543,400	55,580	101,137	23,659
Adjusted	505,195	543,400	55,580	101,137	23,659
1    UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

HSBC Holdings plc	49

Geographical regions

Reconciliation of reported and adjusted items – geographical regions and selected countries/territories (continued)
	Half-year to 30 Jun 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	10,229	13,256	1,252	3,051	1,485	25,551
Currency translation[2]	(743)	(244)	(89)	(18)	(53)	(1,069)
Significant items	90	(53)	(1)	3	7	252
– customer redress programmes	(18)	—	—	—	—	(18)
– fair value movements on financial instruments[3]	188	5	—	—	1	194
– restructuring and other related costs[2,4]	(91)	(59)	—	3	6	70
– currency translation on significant items	11	1	(1)	—	—	6
Adjusted[2]	9,576	12,959	1,162	3,036	1,439	24,734
ECL
Reported	670	(207)	116	212	(72)	719
Currency translation	(42)	5	(7)	(2)	2	(44)
Adjusted	628	(202)	109	210	(70)	675
Operating expenses
Reported[2]	(9,084)	(7,472)	(785)	(2,458)	(1,010)	(17,087)
Currency translation[2]	576	143	52	11	45	749
Significant items	590	197	21	190	26	818
– customer redress programmes	17	—	—	—	—	17
– restructuring and other related costs[2]	617	202	22	191	27	848
– currency translation on significant items	(44)	(5)	(1)	(1)	(1)	(47)
Adjusted[2]	(7,918)	(7,132)	(712)	(2,257)	(939)	(15,520)
Share of profit in associates and joint ventures
Reported	153	1,359	140	—	4	1,656
Currency translation	(6)	(1)	—	—	—	(7)
Adjusted	147	1,358	140	—	4	1,649
Profit before tax
Reported	1,968	6,936	723	805	407	10,839
Currency translation	(215)	(97)	(44)	(9)	(6)	(371)
Significant items	680	144	20	193	33	1,070
– revenue[2]	90	(53)	(1)	3	7	252
– operating expenses[2]	590	197	21	190	26	818
Adjusted profit before tax	2,433	6,983	699	989	434	11,538
Reported tax (charge)/credit	(738)	(1,123)	(123)	(316)	(117)	(2,417)
Currency translation	63	29	12	2	3	109
Tax significant items	(67)	(28)	(4)	(39)	(9)	(147)
– tax charge/(credit) on significant items	(70)	(29)	(4)	(39)	(11)	(153)
– currency translation on significant items	3	1	—	—	2	6
Adjusted profit after tax	1,691	5,861	584	636	311	9,083
Loans and advances to customers (net)
Reported	402,778	502,360	27,608	106,414	20,351	1,059,511
Currency translation	(47,474)	(12,973)	(1,773)	(2,182)	(554)	(64,956)
Adjusted	355,304	489,387	25,835	104,232	19,797	994,555
Customer accounts
Reported	663,996	759,948	41,086	176,152	27,909	1,669,091
Currency translation	(78,133)	(18,216)	(3,225)	(2,352)	(1,223)	(103,149)
Adjusted	585,863	741,732	37,861	173,800	26,686	1,565,942
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

50	HSBC Holdings plc

Reconciliation of reported and adjusted items – geographical regions and selected countries/territories (continued)
	Half-year to 30 Jun 2021
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[2]
Reported	8,179	7,661	1,791	2,048	1,149
Currency translation	(535)	(59)	(3)	—	(5)
Significant items	122	25	(21)	4	16
– customer redress programmes	(18)	—	—	—	—
– fair value movements on financial instruments[3]	186	2	—	—	1
– restructuring and other related costs	(49)	23	(21)	4	15
– currency translation on significant items	3	—	—	—	—
Adjusted	7,766	7,627	1,767	2,052	1,160
ECL
Reported	655	(91)	(2)	174	(68)
Currency translation	(41)	1	—	—	—
Adjusted	614	(90)	(2)	174	(68)
Operating expenses
Reported	(7,307)	(3,945)	(1,306)	(1,849)	(725)
Currency translation	419	29	3	—	4
Significant items	537	85	11	153	10
– customer redress programmes	17	—	—	—	—
– restructuring and other related costs	558	86	11	153	10
– currency translation on significant items	(38)	(1)	—	—	—
Adjusted	(6,351)	(3,831)	(1,292)	(1,696)	(711)
Share of profit in associates and joint ventures
Reported	153	8	1,348	—	4
Currency translation	(6)	—	(1)	—	—
Adjusted	147	8	1,347	—	4
Profit before tax
Reported	1,680	3,633	1,831	373	360
Currency translation	(163)	(29)	(1)	—	(1)
Significant items	659	110	(10)	157	26
– revenue	122	25	(21)	4	16
– operating expenses	537	85	11	153	10
Adjusted profit before tax	2,176	3,714	1,820	530	385
Reported tax (charge)/credit	(581)	(556)	(111)	(209)	(96)
Currency translation	42	5	1	—	—
Tax significant items	(82)	(18)	3	(38)	(8)
– tax charge/(credit) on significant items	(87)	(18)	3	(38)	(8)
– currency translation on significant items	5	—	—	—	—
Adjusted profit after tax	1,555	3,145	1,713	283	281
Loans and advances to customers (net)
Reported	313,966	328,913	51,123	51,985	17,793
Currency translation	(37,606)	(3,392)	(1,800)	—	(252)
Adjusted	276,360	325,521	49,323	51,985	17,541
Customer accounts
Reported	534,034	529,172	57,227	110,579	22,516
Currency translation	(63,965)	(5,456)	(2,015)	—	(318)
Adjusted	470,069	523,716	55,212	110,579	22,198
1    UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

HSBC Holdings plc	51

Geographical regions

Reconciliation of reported and adjusted items – geographical regions and selected countries/territories (continued)
	Half-year to 31 Dec 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	9,875	12,507	1,308	3,003	1,573	24,001
Currency translation[2]	(503)	(147)	(74)	(9)	(35)	(711)
Significant items[2]	44	(108)	—	7	(2)	287
– customer redress programmes	7	—	—	—	—	7
– fair value movements on financial instruments[3]	38	6	—	5	(1)	48
– restructuring and other related costs[2,4]	1	(116)	—	2	(1)	237
– currency translation on significant items	(2)	2	—	—	—	(5)
Adjusted[2]	9,416	12,252	1,234	3,001	1,536	23,577
ECL
Reported	931	(633)	16	26	(131)	209
Currency translation	(37)	7	3	—	(8)	(35)
Adjusted	894	(626)	19	26	(139)	174
Operating expenses
Reported[2]	(9,110)	(7,688)	(759)	(2,460)	(1,781)	(17,533)
Currency translation[2]	406	94	32	6	29	510
Significant items[2]	699	303	32	241	647	1,576
– customer redress programmes	32	—	—	—	—	32
– impairment of goodwill and other intangibles	—	—	—	—	587	587
– restructuring and other related costs[2]	701	307	34	241	56	988
– currency translation on significant items	(34)	(4)	(2)	—	4	(31)
Adjusted[2]	(8,005)	(7,291)	(695)	(2,213)	(1,105)	(15,447)
Share of profit/(loss) in associates and joint ventures
Reported	115	1,127	135	—	13	1,390
Currency translation	(5)	(9)	1	—	—	(13)
Adjusted	110	1,118	136	—	13	1,377
Profit/(loss) before tax
Reported	1,811	5,313	700	569	(326)	8,067
Currency translation	(139)	(55)	(38)	(3)	(14)	(249)
Significant items	743	195	32	248	645	1,863
– revenue[2]	44	(108)	—	7	(2)	287
– operating expenses[2]	699	303	32	241	647	1,576
Adjusted profit before tax	2,415	5,453	694	814	305	9,681
Reported tax (charge)/credit	(514)	(958)	(129)	(27)	(168)	(1,796)
Currency translation	22	13	12	1	5	53
Tax significant items	(77)	(16)	(6)	(54)	(14)	(167)
– tax charge/(credit) on significant items	(82)	(16)	(7)	(54)	(14)	(173)
– currency translation on significant items	5	—	1	—	—	6
Adjusted profit after tax	1,846	4,492	571	734	128	7,771
Loans and advances to customers (net)
Reported	397,090	492,525	26,375	108,717	21,107	1,045,814
Currency translation	(38,009)	(11,318)	(802)	(1,024)	41	(51,112)
Adjusted	359,081	481,207	25,573	107,693	21,148	994,702
Customer accounts
Reported	667,769	792,098	42,629	178,565	29,513	1,710,574
Currency translation	(64,037)	(15,936)	(1,995)	(1,097)	(335)	(83,400)
Adjusted	603,732	776,162	40,634	177,468	29,178	1,627,174
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

52	HSBC Holdings plc

Reconciliation of reported and adjusted items – geographical regions and selected countries/territories (continued)
	Half-year to 31 Dec 2021
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[2]
Reported	8,236	6,802	1,943	1,958	1,192
Currency translation	(399)	(33)	(15)	—	5
Significant items	(130)	36	(19)	10	—
– customer redress programmes	7	—	—	—	—
– fair value movements on financial instruments[3]	34	5	—	5	(1)
– restructuring and other related costs[4]	(178)	31	(20)	5	—
– currency translation on significant items	7	—	1	—	1
Adjusted	7,707	6,805	1,909	1,968	1,197
ECL
Reported	990	(517)	(87)	31	(156)
Currency translation	(40)	4	2	—	(5)
Adjusted	950	(513)	(85)	31	(161)
Operating expenses
Reported	(7,501)	(4,010)	(1,467)	(1,834)	(840)
Currency translation	313	20	11	—	(9)
Significant items	592	140	20	202	52
– customer redress programmes	32	—	—	—	—
– restructuring and other related costs	586	141	21	202	49
– currency translation on significant items	(26)	(1)	(1)	—	3
Adjusted	(6,596)	(3,850)	(1,436)	(1,632)	(797)
Share of profit in associates and joint ventures
Reported	114	8	1,113	—	13
Currency translation	(4)	—	(9)	—	—
Adjusted	110	8	1,104	—	13
Profit/(loss) before tax
Reported	1,839	2,283	1,502	155	209
Currency translation	(130)	(9)	(11)	—	(9)
Significant items	462	176	1	212	52
– revenue	(130)	36	(19)	10	—
– operating expenses	592	140	20	202	52
Adjusted profit before tax	2,171	2,450	1,492	367	252
Reported tax (charge)/credit	(498)	(377)	(148)	57	(112)
Currency translation	23	2	1	—	(1)
Tax significant items	(56)	(29)	—	(50)	(14)
– tax charge/(credit) on significant items	(59)	(29)	—	(50)	(14)
– currency translation on significant items	3	—	—	—	—
Adjusted profit after tax	1,640	2,046	1,345	374	125
Loans and advances to customers (net)
Reported	306,464	311,947	54,239	52,678	18,043
Currency translation	(30,977)	(1,910)	(2,733)	2	227
Adjusted	275,487	310,037	51,506	52,680	18,270
Customer accounts
Reported	535,797	549,429	59,266	111,921	23,583
Currency translation	(54,158)	(3,365)	(2,986)	—	297
Adjusted	481,639	546,064	56,280	111,921	23,880
1    UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with RWA reduction commitments we made at our business update in February 2020.

HSBC Holdings plc	53

Geographical regions

Analysis by country/territory

Profit/(loss) before tax by country/territory within global businesses
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Europe	740	1,468	148	(1,473)	883
– UK1	614	1,203	(54)	364	2,127
of which: HSBC UK Bank plc (ring-fenced bank)	843	1,515	71	(159)	2,270
of which: HSBC Bank plc (non-ring-fenced bank)	112	113	264	(209)	280
of which: Holdings and other[2]	(341)	(425)	(389)	732	(423)
– France	117	143	53	(82)	231
– Germany	4	36	93	(65)	68
– Switzerland	11	(42)	(1)	(12)	(44)
– other[2]	(6)	128	57	(1,678)	(1,499)
Asia	1,741	1,276	1,832	1,451	6,300
– Hong Kong	1,570	567	518	(166)	2,489
– Australia	60	84	91	(22)	213
– India	33	156	324	131	644
– Indonesia	8	44	52	(2)	102
– mainland China	(56)	137	310	1,549	1,940
– Malaysia	45	34	115	(15)	179
– Singapore	65	73	144	(21)	261
– Taiwan	19	15	68	(7)	95
– other	(3)	166	210	4	377
Middle East and North Africa	114	120	442	72	748
– Egypt	48	15	94	(2)	155
– UAE	38	76	187	(39)	262
– Saudi Arabia	12	—	54	118	184
– other	16	29	107	(5)	147
North America	224	499	327	(192)	858
– US	92	220	255	(162)	405
– Canada	98	263	54	(26)	389
– other	34	16	18	(4)	64
Latin America	108	148	145	(14)	387
– Mexico	123	112	86	(54)	267
– other	(15)	36	59	40	120
Half-year to 30 Jun 2022	2,927	3,511	2,894	(156)	9,176

Europe	853	1,348	111	(344)	1,968
– UK1	654	1,156	(42)	(88)	1,680
of which: HSBC UK Bank plc (ring-fenced bank)	802	1,403	58	(125)	2,138
of which: HSBC Bank plc (non-ring-fenced bank)	115	113	327	22	577
of which: Holdings and other	(263)	(360)	(427)	15	(1,035)
– France	164	52	(41)	(72)	103
– Germany	11	41	116	105	273
– Switzerland	20	12	(1)	(12)	19
– other	4	87	79	(277)	(107)
Asia	2,544	1,259	1,953	1,180	6,936
– Hong Kong	2,310	774	767	(218)	3,633
– Australia	83	62	74	(6)	213
– India	(11)	146	317	77	529
– Indonesia	18	(8)	59	(5)	64
– mainland China	(3)	171	304	1,359	1,831
– Malaysia	36	(68)	59	(10)	17
– Singapore	96	54	134	(7)	277
– Taiwan	11	7	58	(1)	75
– other	4	121	181	(9)	297
Middle East and North Africa	80	145	402	96	723
– Egypt	36	18	77	(4)	127
– UAE	37	22	188	(35)	212
– Saudi Arabia	11	—	23	139	173
– other	(4)	105	114	(4)	211
North America	4	522	419	(140)	805
– US	(86)	243	318	(102)	373
– Canada	72	274	85	(36)	395
– other	18	5	16	(2)	37
Latin America	165	102	174	(34)	407
– Mexico	178	73	134	(25)	360
– other	(13)	29	40	(9)	47
Half-year to 30 Jun 2021	3,646	3,376	3,059	758	10,839

54	HSBC Holdings plc

Profit/(loss) before tax by country/territory within global businesses (continued)
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Europe	964	1,545	(410)	(288)	1,811
– UK1	857	1,319	(445)	108	1,839
of which: HSBC UK Bank plc (ring-fenced bank)	1,245	1,526	69	(193)	2,647
of which: HSBC Bank plc (non-ring-fenced bank)	61	146	(107)	(39)	61
of which: Holdings and other	(449)	(353)	(407)	340	(869)
– France	72	111	(56)	(61)	66
– Germany	6	41	39	(38)	48
– Switzerland	26	(2)	1	—	25
– other	3	76	51	(297)	(167)
Asia	1,822	1,105	1,240	1,146	5,313
– Hong Kong	1,766	529	153	(165)	2,283
– Australia	63	70	57	(20)	170
– India	31	119	276	155	581
– Indonesia	(4)	20	52	(3)	65
– mainland China	(92)	117	282	1,195	1,502
– Malaysia	1	45	86	(10)	122
– Singapore	49	53	97	(6)	193
– Taiwan	3	9	48	(4)	56
– other	5	143	189	4	341
Middle East and North Africa	114	90	403	93	700
– Egypt	43	24	86	2	155
– UAE	54	(19)	154	(26)	163
– Saudi Arabia	6	—	42	135	183
– other	11	85	121	(18)	199
North America	56	501	278	(266)	569
– US	(45)	229	206	(235)	155
– Canada	69	270	60	(26)	373
– other	32	2	12	(5)	41
Latin America	(469)	60	152	(69)	(326)
– Mexico	127	15	88	(21)	209
– other[3]	(596)	45	64	(48)	(535)
Half-year to 31 Dec 2021	2,487	3,301	1,663	616	8,067
1    UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2    Corporate Centre includes intercompany debt eliminations of $1,334m.
3    Loss reported in Latin America for the half-year to 31 December 2021 includes the impact of goodwill impairment of $587m. As per the Group’s accounting policy, HSBC’s cash-generating units are based on geographical regions, which are sub-divided by global businesses.

HSBC Holdings plc	55

Reconciliation of alternative performance measures

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our interim condensed financial statements starting on page 102.
As described on page 29, we use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.

Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’) and for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period.
Return on average tangible equity excluding significant items is annualised profit attributable to ordinary shareholders, excluding changes in PVIF and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	Half-year ended		Year ended
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	8,289	7,276	12,607
Impairment of goodwill and other intangible assets (net of tax)	46	—	608
Decrease/(increase) in PVIF (net of tax)	(699)	16	(58)
Profit attributable to ordinary shareholders, excluding goodwill impairment and PVIF	7,636	7,292	13,157
Significant items (net of tax) and other adjustments[1]	(582)	994	2,086
Profit attributable to ordinary shareholders, excluding goodwill impairment, PVIF and significant items	7,054	8,286	15,243
Equity
Average total shareholders’ equity	195,250	197,402	199,295
Effect of average preference shares and other equity instruments	(22,173)	(23,414)	(22,814)
Average ordinary shareholders’ equity	173,077	173,988	176,481
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(18,024)	(17,576)	(17,705)
Average tangible equity	155,053	156,412	158,776
Fair value of own debt, DVA and other adjustments	878	3,286	1,278
Average tangible equity excluding fair value of own debt, DVA and other adjustments	155,931	159,698	160,054
Ratio	%	%	%
Return on average ordinary shareholders’ equity (annualised)	9.7	8.4	7.1
Return on average tangible equity (annualised)	9.9	9.4	8.3
Return on average tangible equity excluding significant items (annualised)[1]	9.1	10.5	9.5
1    Other adjustments includes entries relating to the timing of payments on additional tier 1 coupons.

56	HSBC Holdings plc

Return on average tangible equity by global business
	Half-year ended 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	2,927	3,511	2,894	(156)	9,176
Tax expense	(639)	(827)	(494)	1,999	39
Profit after tax	2,288	2,684	2,400	1,843	9,215
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(289)	(304)	(337)	4	(926)
Profit attributable to ordinary shareholders of the parent company	1,999	2,380	2,063	1,847	8,289
Decrease/(increase) in PVIF (net of tax)	(700)	1	1	(1)	(699)
Significant items (net of tax)	19	56	(10)	(568)	(503)
Other adjustments	2	(2)	(3)	(30)	(33)
Profit attributable to ordinary shareholders, excluding PVIF and significant items	1,320	2,435	2,051	1,248	7,054
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	31,696	38,912	37,970	47,353	155,931
RoTE excluding significant items (annualised) (%)	8.4	12.6	10.9	5.3	9.1

	Half-year ended 30 Jun 2021
Profit before tax	3,646	3,376	3,059	758	10,839
Tax expense	(769)	(874)	(624)	(150)	(2,417)
Profit after tax	2,877	2,502	2,435	608	8,422
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(389)	(343)	(382)	(32)	(1,146)
Profit attributable to ordinary shareholders of the parent company	2,488	2,159	2,053	576	7,276
Decrease/(increase) in PVIF (net of tax)	9	10	—	(3)	16
Significant items (net of tax)	169	(6)	197	600	960
Other adjustments	—	(1)	(1)	36	34
Profit attributable to ordinary shareholders, excluding PVIF and significant items	2,666	2,162	2,249	1,209	8,286
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	29,971	39,310	42,428	47,989	159,698
RoTE excluding significant items (annualised) (%)	17.9	11.1	10.7	5.1	10.5

	Year ended 31 Dec 2021
Profit before tax	6,133	6,677	4,722	1,374	18,906
Tax expense	(1,540)	(1,783)	(1,020)	130	(4,213)
Profit after tax	4,593	4,894	3,702	1,504	14,693
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(735)	(665)	(618)	(68)	(2,086)
Profit attributable to ordinary shareholders of the parent company	3,858	4,229	3,084	1,436	12,607
Increase in PVIF (net of tax)	(65)	4	—	3	(58)
Significant items (net of tax) and UK bank levy	850	51	517	1,269	2,687
Other adjustments	3	(4)	(3)	11	7
Profit attributable to ordinary shareholders, excluding PVIF and significant items	4,646	4,280	3,598	2,719	15,243
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	30,587	39,487	41,816	48,164	160,054
RoTE excluding significant items (annualised) (%)	15.2	10.8	8.6	5.6	9.5

HSBC Holdings plc	57

Reconciliation of alternative performance measures I Risk

Net asset value and tangible net asset value per ordinary share
Net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities (‘total ordinary shareholders’ equity’), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.
Tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax) (‘tangible ordinary shareholders’ equity’), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Total shareholders’ equity	188,382	198,218	198,250
Preference shares and other equity instruments	(21,691)	(22,414)	(22,414)
Total ordinary shareholders’ equity	166,691	175,804	175,836
Goodwill, PVIF and intangible assets (net of deferred tax)	(18,383)	(17,819)	(17,643)
Tangible ordinary shareholders’ equity	148,308	157,985	158,193
Basic number of $0.50 ordinary shares outstanding	19,819	20,223	20,073
Value per share	$	$	$
Net asset value per ordinary share	8.41	8.69	8.76
Tangible net asset value per ordinary share	7.48	7.81	7.88

Post-tax return and average total shareholders’ equity on average total assets
Post-tax return on average total assets is profit after tax divided by average total assets for the period.

Average total shareholders’ equity to average total assets is average total shareholders’ equity divided by average total assets for the period.

Post-tax return and average total shareholders’ equity on average total assets
	Half-year ended		Year-ended
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit after tax	9,215	8,422	14,693
Average total shareholders’ equity	195,250	197,402	199,295
Average total assets	3,063,125	3,011,306	3,012,437
Ratio	%	%	%
Post-tax return on average total assets (annualised)	0.6	0.6	0.5
Average total shareholders’ equity to average total assets	6.37	6.56	6.62

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers is the annualised adjusted ECL divided by adjusted average gross loans and advances to customers for the period.
The adjusted numbers are derived by adjusting reported ECL and loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Half-year ended
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(1,090)	719	209
Currency translation		(44)	(35)
Adjusted ECL	(1,090)	675	174
Average gross loans and advances to customers	1,054,321	1,059,548	1,060,264
Currency translation	(30,887)	(65,308)	(56,427)
Average gross loans and advances to customers – at most recent balance sheet foreign exchange rates	1,023,434	994,240	1,003,837
Ratio	%	%	%
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers (annualised)	0.21	(0.14)	(0.03)

58	HSBC Holdings plc

We recognise that the primary role of risk management is to protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth.
The implementation of our business strategy, which includes our business transformation plans, remains a key focus. As we implement change initiatives, we actively manage the execution risks. We also perform periodic risk assessments, including against strategies, to help ensure retention of key personnel for our continued safe operation.
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continual monitoring, promotes risk awareness and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework and enhance our approach to managing risk.
All our people are responsible for the management of risk, with the ultimate accountability residing with the Board. Our Group Risk and Compliance function, led by the Group Chief Risk and Compliance Officer, plays an important role in reinforcing our culture and values. We are focused on creating an environment that encourages our people to speak up and do the right thing.
Group Risk and Compliance is independent from the global businesses, including our sales and trading functions, to provide challenge, oversight and appropriate balance in risk/reward decisions.
A summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 121 to 124 of the Annual Report and Accounts 2021.

Key developments in the first half of 2022
We actively managed the risks related to the Russia-Ukraine war and broader macroeconomic and geopolitical uncertainties, as well as the continued risks resulting from the Covid-19 pandemic and other key risks described in this section. In addition, we enhanced our risk management in the following areas:
•We have continued to improve our risk governance decision making, particularly with regard to the governance of treasury risk to ensure senior executives have appropriate oversight and visibility of macroeconomic trends around inflation and interest rates.
•We continued to develop our approach to emerging risk identification and management, including the use of forward-looking indicators to support our analysis.
•We enhanced our enterprise risk reporting processes to place a greater focus on our emerging risks, including by capturing the materiality, oversight and individual monitoring of these risks.
•We have further strengthened our third-party risk policy and processes to improve control and oversight of our material third parties that are key to maintaining our operational resilience, and to meet new and evolving regulatory requirements.
•We made progress with our comprehensive regulatory reporting programme to strengthen our global processes, improve consistency, and enhance controls.
•We enhanced, and continued to embed, the governance and oversight around model adjustments and related processes for IFRS 9 models and Sarbanes-Oxley controls.
•Our climate risk programme continues to shape our approach to climate risk across four key pillars: governance and risk appetite; risk management; stress testing; and disclosures.
•We continued to improve the effectiveness of our financial crime controls, deploying advanced analytics capabilities into new markets. We are refreshing our financial crime policies, ensuring they remain up-to-date and address changing and emerging risks. We continue to monitor regulatory changes.

Areas of special interest
During the first half of 2022, a number of areas were considered as part of our top and emerging risks because of the effect they have on the Group. In this section we have focused on risks related to geopolitical and macroeconomic risk, Covid-19, climate risk and the interbank offered rate (‘Ibor’) transition.
Geopolitical and macroeconomic risk
The Russia-Ukraine war has had far-reaching geopolitical and economic implications. HSBC is monitoring the direct and indirect impacts of the war, and continues to respond to the extensive sanctions and trade restrictions that have been imposed, noting the challenges that arise in implementing the complex, novel and ambiguous aspects of certain of these sanctions. Numerous sanctions have been imposed against the Russian government and its officials, alongside individuals with close ties to the Russian government and a number of Russian financial institutions and companies. Russia has implemented certain countermeasures in response.
Our business in Russia principally serves multinational corporate clients headquartered in other countries and is not accepting new business or customers, and is consequently on a declining trend. Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.
Global commodity markets have been significantly impacted by the Russia-Ukraine war and the Covid-19 pandemic, leading to sustained supply chain disruptions. This has resulted in product shortages appearing across several regions, and increased prices for both energy and non-energy commodities, such as food. We do not expect these to ease significantly at least until the end of 2022. In turn, this has had a significant impact on global inflation.
Rising global inflation is also prompting central banks to tighten monetary policy. The US Federal Reserve Board (‘FRB’) delivered a 75bps increase in the Federal Funds rate in June 2022, and a further 75bps increase in July, with several more rate rises expected in the second half of 2022 and into 2023. Financial markets currently expect the FRB to raise the Federal Funds rate above 3% by the end of 2022, although the pace of rate increases could decline if there is a sustained economic slowdown. The European Central Bank lagged the FRB but has started raising its benchmark rates, with a 0.5% increase in July 2022. Further incremental increases are now anticipated in light of inflation forecasts. Uncertainty over the economic outlook could nevertheless slow the pace of tightening, and keep fiscal policies broadly accommodative for some time. We continue to monitor our risk profile closely in the context of uncertainty over monetary policy.
Global tensions over trade, technology and ideology are manifesting themselves in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses.
The US-China relationship remains complex, with tensions over a number of critical issues. The US has recently articulated its approach to perceived strategic competition with China based on

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an intent to ‘invest, align and compete’. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies. These include the freezing of assets of government officials, and the implementation of investment and import/export restrictions targeting certain Chinese companies.
There is a continued risk of additional sanctions being imposed by the US and other governments in relation to human rights and other issues with China, and this could create a more complex operating environment for the Group and its customers.
China has in turn announced a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals and companies. It has also promulgated laws that provide a legal framework for imposing further sanctions and export restrictions.
These and any future measures and countermeasures that may be taken by the US, China and other countries may affect the Group, its customers and the markets in which the Group operates.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the Group. We maintain dialogue with our regulators in various jurisdictions on the impact of legal and regulatory obligations on our business and customers.
The impact of the Covid-19 pandemic and second order impacts from other geopolitical events remain uncertain and may lead to significant credit losses on specific exposures, which may not be fully captured in ECL estimates. To help mitigate this risk, model outputs and management adjustments are closely monitored and independently reviewed at the Group and country level for reliability and appropriateness. For further details on model risk, see page 209 of the Annual Report and Accounts 2021.
Political disagreements between the UK and the EU, notably over the future operation of the Northern Ireland Protocol, has stalled the creation of a framework for voluntary regulatory cooperation in financial services following the UK's withdrawal from the EU. While negotiations are continuing, it is unclear whether or when an agreement over the Northern Ireland Protocol will be reached, particularly as the UK government is currently in a period of political uncertainty amid a leadership election to replace Boris Johnson as prime minister.
In June 2022, the UK government published proposed legislation that seeks to amend the Protocol in a number of respects. The terms of such proposal may be subject to legal challenge by the EU, and any such dispute, together with any action that the EU may take in response, could further complicate the terms of trade between the UK and the EU and potentially prevent progress in other areas such as financial services. We are monitoring the situation closely, including the potential impacts on our customers.
Our global presence and diversified customer base should help mitigate the direct impacts on our financial position of the absence of a comprehensive EU-UK agreement on financial services. Our wholesale and markets footprint in the EU provides a strong foundation for us to build upon. Over the medium to long term, the UK’s withdrawal from the EU may impact markets and increase economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
Expanding data privacy, national security and cybersecurity laws in a number of markets could pose potential challenges to intra-group data sharing. These developments could increase financial institutions’ compliance burdens in respect of cross-border transfers of personal information, and degrade our enterprise-wide financial crime risk management capabilities.
Risks related to Covid-19
Despite the successful roll-out of vaccines around the world, the Covid-19 pandemic and its effect on the global economy have continued to impact our customers and organisation. The emergence of new variants and sub-variants pose a continuing risk. The global vaccination roll-out has helped reduce the social and economic impact of the Covid-19 pandemic, although there continues to be divergence in the speed at which vaccines have been deployed. Countries continue to differ in their approach to restrictions on activity and travel, and if these differences persist, this could prolong or worsen supply chain and international travel disruptions. Most notably, China’s government-imposed lockdown restrictions in major cities, which were only eased recently, have impacted China’s economy, Asian tourism and global supply chains.
Central banks in major markets – with the exception of mainland China – are raising interest rates, with the speed of such tightening varying across jurisdictions based on specific macroeconomic conditions. Policy tightening in several major emerging markets is also underway in order to counteract rising inflation and the risk of capital outflows. Governments are also expected to make fiscal support more targeted as the appetite for broad lockdowns and public health restrictions decreases. Government debt has risen in most advanced economies, and is expected to remain high into the medium term. High government debt burdens have raised fiscal vulnerabilities, increasing the sensitivity of debt service costs to interest rate increases, and potentially reducing the fiscal space available to address future economic downturns.
Our Central scenario used to calculate credit impairment assumes that economic growth continues in the second half of 2022, with GDP in our key markets surpassing pre-pandemic levels. It is assumed that private sector growth accelerates as pandemic-related fiscal support is withdrawn. However, there is a high degree of uncertainty associated with economic forecasts in the current environment and there are significant risks to our Central scenario. The degree of uncertainty varies by market, depending on exposure to commodity price increases, supply chain constraints, the monetary policy response to inflation and the public health policy response to the Covid-19 pandemic. As a result, our Central scenario for impairment has not been assigned an equal likelihood of occurrence across our key markets.
We continue to monitor the situation closely, and given the significant uncertainties related to the post-pandemic landscape, additional mitigating actions may be required.
For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 67.
Climate risk
The pace of regulatory developments focusing on climate risk management, disclosures, and stress testing and scenario analysis continued to increase in 2022. The Russia-Ukraine war has impacted global commodity markets, with short-term supply concerns driving changes in energy policy in Europe. While these policy changes may affect the near-term climate transition path for HSBC and our customers, we remain committed to our climate ambition to align our own operations and supply chain to net zero by 2030, and the financed emissions from our portfolio of customers to net zero by 2050. As announced in March 2022, we intend to publish a climate transition plan in 2023, and have committed to a science-aligned phase-down of fossil fuel finance, and a review of our wider financing and investment policies critical to achieving net zero by 2050.
Our most material risks in terms of managing climate risk relate to corporate and retail client financing within our banking portfolio, but there are also significant responsibilities in relation to asset ownership by our insurance business and employee pension plans, as well as from the activities of our asset management business. We continue to monitor the impacts of climate risk, and further embed our approach across our key risk areas, priority regions and businesses.
We have refreshed our credit risk policy to further embed climate risk considerations into our corporate credit decisions for new money requests. We also delivered training to select colleagues in the Risk function to raise awareness of the likely impacts that climate risk could have on certain high transition risk sectors, as

60	HSBC Holdings plc

well as associated credit risk considerations. We continue to develop guidance for our other higher transition risk sectors. To help with risk assessment, our developing client transition and physical risk questionnaire is currently live for select customers in 10 sectors and 31 countries and territories to improve our understanding of transition risk and physical risk exposure.
We are also focused on embedding climate considerations into retail credit risk management processes and are implementing metrics to support monitoring of exposure to properties with heightened physical risk exposure within our mortgage portfolios.
We are considering transition risk by assessing the potential risk to the UK, which is our largest mortgage market, using current and potential energy efficiency ratings for individual properties, sourced from property energy performance certificate (‘EPC’) data. The UK government has set out policies and proposals that aim to deliver increased economic growth and decreased emissions in its ‘Clean growth strategy’, including a stated ambition to improve the EPC ratings of housing stock. In line with this, we are working towards improving the proportion of properties within our UK residential mortgage portfolio with an EPC rating of C or above, and on improving the EPC data coverage. We have approximately 54% of properties in our UK portfolio with a valid EPC certificate dated within the last 10 years, as at May 2022.
In addition to financial risks arising in our corporate and retail banking portfolio, we could also face increased reputational, legal and regulatory risks as we make progress towards our net zero ambition, as stakeholders are likely to place a greater focus on our actions, investment decisions and disclosures related to this ambition. We will also face these same risks if we are perceived to mislead stakeholders regarding our climate strategy, the climate impact of a product or service, or regarding the commitments of our customers. We have published internal guidance and established an advisory group to raise awareness and provide advice on these risks to existing governance forums.
We continued to develop our climate stress testing and scenario capabilities, including model development, and delivered regulatory climate stress tests. These are being used to further improve our understanding of our risk exposures for use in risk management and business decision making.
While climate risk reporting – and in particular reporting on financed emissions – has improved over time, we continue to focus on data quality and consistency with the development of our risk appetite and metrics.
Methodologies we have used may develop over time in line with market practice and regulations, as well as owing to developments in climate science. Any developments in data and methodologies could result in revisions to reported data going forward, including on financed emissions, meaning that reported figures may not be reconcilable or comparable year-on-year. We may also have to reevaluate our progress towards our climate-related targets in future and this could result in reputational, legal and regulatory risks.
Ibor transition
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’), ceased from the end of 2021. Our interbank offered rate (‘Ibor’) transition programme – which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition of legacy Ibor products – has continued to support the transition of a limited number of remaining contracts in these benchmarks to RFRs, or alternative reference rates.
During the first half of 2022, we continued to develop processes, technology and RFR product capabilities throughout our Group, particularly in entities that have US dollar Libor contracts that require transition. We also implemented controls and associated monitoring to help ensure we do not undertake any new US dollar Libor contracts, outside of agreed upon exemptions, to control the related risks. We have begun to engage with our clients to support them through the transition of their US dollar Libor and other demising Ibor contracts, with progress being made on the transition of trade, hedging and uncommitted lending facilities. We continue to actively engage in market and industry discussions around the transition of the remaining demising Ibors, including ceasing the use of ‘synthetic’ sterling and Japanese yen Libor.
While we have fewer than 50 lending and derivatives contracts remaining in Ibors that demised from the end of 2021, we continue to engage with our clients and industry bodies to help ensure that contracts can be transitioned with fair client outcomes.
For the Group’s own debt securities issuances, in 2021 HSBC launched a consent solicitation to remediate Ibor references in five of its English law-governed regulatory capital and MREL sterling and Singapore dollar instruments. The proposed amendments were successfully adopted on all of the sterling instruments, but were not adopted with respect to the Singapore dollar instruments, as the minimum quorum requirements were not met. One of these instruments has since been redeemed. The terms of the remaining instrument provide for an Ibor benchmark being used to reset the coupon rate if HSBC chooses not to redeem it on the call date. We remain mindful of the various factors that impact on the Ibor remediation strategy for our regulatory capital and MREL instruments, including – but not limited to – timescales for cessation of relevant Ibor rates, constraints relating to the governing law of outstanding instruments, the potential relevance of legislative solutions and industry best practice guidance. We remain committed in seeking to remediate or mitigate relevant risks relating to Ibor benchmark demise, as appropriate, on our outstanding regulatory capital and MREL instruments before the relevant calculation dates, which may occur post-cessation of the relevant Ibor rate or rates.
For US dollar Libor and other demising Ibors, we continue to be exposed to, and actively monitor, risks including:
•Regulatory compliance and conduct risks: The transition of legacy contracts to RFRs or alternative rates, or sales of products referencing RFRs, may not deliver fair client outcomes.
•Resilience and operational risks: Changes to manual and automated processes, made in support of new RFR methodologies, and the transition of large volumes of Ibor contracts may lead to operational issues.
•Legal risk: Issues arising from the use of legislative solutions and from legacy contracts that the Group is unable to transition may result in unintended or unfavourable outcomes for clients and market participants. This could potentially increase the risk of disputes.
•Model risk: As a result of changes to our models, to replace Ibor-related data, there is a risk that the accuracy of model output is adversely affected.
•Market risk: As a result of differences in Libor and RFR interest rates, we are exposed to basis risk resulting from the asymmetric adoption of rates across assets, liabilities and products.
Based on our experience in transitioning contracts referencing Ibors that demised from the end of 2021, and an assessment of the risks that relate to the transition of US dollar Libor contracts, we do not believe that our risk position has materially changed during the first half of 2022. Increased market and industry use of alternative rates, including the Secured Overnight Funding Rate (‘SOFR’), have further reduced potential risks related to the transition away from US dollar Libor. We will continue to monitor market initiatives, and have developed controls and plans to help mitigate these risks. We will monitor these risks through the development of our product capabilities and the transition of legacy contracts, with a focus on fair client outcomes.
Throughout the remainder of 2022, and into 2023, we are committed to engaging with our clients and investors to complete an orderly transition of contracts that reference the remaining demising Ibors.
Additionally, following the recent announcement relating to the cessation of the Canadian dollar offered rate (‘CDOR’) after June 2024, we are assessing the impacts and will take appropriate actions to effect the transition.

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Financial instruments impacted by Ibor reform

	Financial instruments yet to transition to alternative benchmarks, by main benchmark
	USD Libor	GBP Libor	JPY Libor	Others[1]
At 30 Jun 2022	$m	$m	$m	$m
Non-derivative financial assets
Loans and advances to customers	61,768	208	7	6,780
Other financial assets	4,131	201	—	1,012
Total non-derivative financial assets[2]	65,899	409	7	7,792

Non-derivative financial liabilities
Financial liabilities designated at fair value	18,272	1,957	1,165	—
Debt securities in issue	5,254	—	—	185
Other financial liabilities	3,001	—	—	—
Total non-derivative financial liabilities	26,527	1,957	1,165	185

Derivative notional contract amount
Foreign exchange	145,857	1,488	48	7,707
Interest rate	2,336,091	2,736	233	171,082
Others	—	—	—	—
Total derivative notional contract amount	2,481,948	4,224	281	178,789

At 31 Dec 2021
Non-derivative financial assets
Loans and advances to customers	70,932	18,307	370	8,259
Other financial assets	5,131	1,098	—	2
Total non-derivative financial assets[2]	76,063	19,405	370	8,261

Non-derivative financial liabilities
Financial liabilities designated at fair value	20,219	4,019	1,399	1
Debt securities in issue	5,255	—	—	—
Other financial liabilities	2,998	78	—	—
Total non-derivative financial liabilities	28,472	4,097	1,399	1

Derivative notional contract amount
Foreign exchange	137,188	5,157	31,470	9,652
Interest rate	2,318,613	284,898	72,229	133,667
Others	—	—	—	—
Total derivative notional contract amount	2,455,801	290,055	103,699	143,319
1    Comprises financial instruments referencing other significant benchmark rates yet to transition to alternative benchmarks (euro Libor, Swiss franc Libor, Eonia, SOR, THBFIX and Sibor). In May 2022, Refinitiv Benchmark Services Limited announced the cessation of the Canadian dollar offered rate (‘CDOR’), with the eventual transition to Canadian Overnight Repo Rate Average (‘CORRA’). Therefore, CDOR is also included in Others during the current period.
2    Gross carrying amount excluding allowances for expected credit losses.
The amounts in the above table relate to HSBC’s main operating entities where HSBC has material exposures impacted by Ibor reform, including in the UK, Hong Kong, France, the US, Mexico, Canada, Singapore, the UAE, Bermuda, Australia, Qatar, Germany, Japan and Thailand. The amounts provide an indication of the extent of the Group’s exposure to the Ibor benchmarks that are due to be replaced. Amounts are in respect of financial instruments that:

•contractually reference an interest rate benchmark that is planned to transition to an alternative benchmark;
•have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
•are recognised on HSBC’s consolidated balance sheet.

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Credit risk
Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
Credit risk in the first half of 2022
There were no material changes to credit risk policy in the first half of 2022.
During 1H22, we adopted the EBA 'Guidelines on the application of definition of default’ for our retail portfolios. This did not have a material impact on our retail portfolios. This was undertaken for our wholesale lending portfolios during 2021.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 137 of the Annual Report and Accounts 2021.
At 30 June 2022, gross loans and advances to customers and banks of $1,136bn decreased by $4.8bn, compared with 31 December 2021. This included adverse foreign exchange movements of $54.7bn.
Excluding foreign exchange movements, the growth was driven by a $22.3bn increase in wholesale loans and advances to customers, a $16.8bn increase in loans and advances to banks and a $10.8bn increase in personal loans and advances to customers.
The increase in wholesale loans and advances to customers was driven mainly in the US (up $4.4bn), the UK (up $3.6bn), Canada (up $3.5bn), India (up $2.3bn), Japan (up $1.8bn), mainland China (up $1.4bn) and UAE (up $1.1bn).
The increase in personal loans and advances to customers was driven largely by mortgage growth of $9.9bn, mainly in the UK (up $5.5bn), Australia (up $2.1bn) and Hong Kong (up $1.5bn).
In addition, other personal lending increased by $0.9bn, compared with 31 December 2021. The increase was largely driven by secured personal lending of $1.5bn, mainly in Hong Kong, and guaranteed loans in respect of residential property of $0.3bn, mainly in France. This was partly offset by a $0.8bn decline in unsecured personal lending, mainly in Hong Kong.
At 30 June 2022, the allowance for ECL of $11.6bn decreased by $0.6bn, compared with 31 December 2021, including favourable foreign exchange movements of $0.6bn. The $11.6bn allowance comprised $11.1bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers decreased by $0.1bn from 31 December 2021. This was attributable to:
•a $0.1bn decrease in wholesale loans and advances to customers, which included a $0.4bn decrease driven by stages 1 and 2, offset by a $0.3bn increase driven by stage 3 net of write-offs and purchased or originated credit impaired (‘POCI‘); and
•broadly unchanged allowances for ECL in personal loans and advances to customer, where a $0.2bn decrease driven by stage 3 was offset by a $0.2bn increase in stages 1 and 2.
The ECL charge for the first six months of 2022 was $1.1bn, inclusive of recoveries. This was driven by higher stage 3 charges, heightened economic uncertainty and inflationary pressures, partly offset by a release in Covid-19-related allowances.
The ECL charge comprised: $0.6bn in respect of personal lending, of which the stage 3 charge was $0.3bn; and $0.5bn in respect of wholesale lending, of which the stage 3 and POCI charge was $0.5bn.
At 30 June 2022, net credit exposures mostly related to wholesale loans booked in Russia of $1.2bn ($1.3bn gross carrying amounts and $0.1bn allowance for ECL) were reclassified to assets held for sale as we have entered into an agreement to sell HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.
The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed. The allowance for ECL decreased from $12.2bn at 31 December 2021 to $11.6bn at 30 June 2022.

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Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Jun 2022		At 31 Dec 2021
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	1,039,130	(10,774)	1,057,231	(11,417)
– personal	463,621	(2,918)	478,337	(3,103)
– corporate and commercial	509,566	(7,684)	513,539	(8,204)
– non-bank financial institutions	65,943	(172)	65,355	(110)
Loans and advances to banks at amortised cost	96,481	(52)	83,153	(17)
Other financial assets measured at amortised cost	950,007	(281)	880,351	(193)
– cash and balances at central banks	363,613	(5)	403,022	(4)
– items in the course of collection from other banks	8,073	—	4,136	—
– Hong Kong Government certificates of indebtedness	43,866	—	42,578	—
– reverse repurchase agreements – non-trading	244,451	—	241,648	—
– financial investments	154,294	(75)	97,364	(62)
– prepayments, accrued income and other assets[2]	135,710	(201)	91,603	(127)
Total gross carrying amount on-balance sheet	2,085,618	(11,107)	2,020,735	(11,627)
Loans and other credit-related commitments	633,091	(337)	627,637	(379)
– personal	237,077	(30)	239,685	(39)
– corporate and commercial	263,452	(291)	283,625	(325)
– financial	132,562	(16)	104,327	(15)
Financial guarantees	17,586	(42)	27,795	(62)
– personal	1,120	—	1,130	—
– corporate and commercial	12,393	(41)	22,355	(58)
– financial	4,073	(1)	4,310	(4)
Total nominal amount off-balance sheet[3]	650,677	(379)	655,432	(441)
	2,736,295	(11,486)	2,676,167	(12,068)

	Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	274,765	(120)	347,203	(96)
1    Total ECL is recognised in the loss allowance for the financial asset unless total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’, as presented within the consolidated balance sheet on page 104, includes both financial and non-financial assets. The 30 June 2022 balances include $1,918m gross carrying amounts (31 December 2021: $2,424m) and $133m allowances for ECL (31 December 2021: $39m) related to assets held for sale under business disposals as disclosed in Note 15 ‘Business acquisitions and disposals’ on page 127.
3    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
4    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change for expected credit losses and other credit impairment charges’ in the income statement.
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
•Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
•Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
•Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
•POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

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Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2022
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	891,822	128,105	19,086	117	1,039,130	(1,116)	(2,998)	(6,617)	(43)	(10,774)	0.1	2.3	34.7	36.8	1.0
– personal	431,517	28,086	4,018	—	463,621	(554)	(1,434)	(930)	—	(2,918)	0.1	5.1	23.1	—	0.6
– corporate and commercial	399,152	95,590	14,707	117	509,566	(523)	(1,525)	(5,593)	(43)	(7,684)	0.1	1.6	38.0	36.8	1.5
– non-bank financial institutions	61,153	4,429	361	—	65,943	(39)	(39)	(94)	—	(172)	0.1	0.9	26.0	—	0.3
Loans and advances to banks at amortised cost	95,091	1,311	79	—	96,481	(8)	(25)	(19)	—	(52)	—	1.9	24.1	—	0.1
Other financial assets measured at amortised cost	944,983	4,715	264	45	950,007	(71)	(119)	(85)	(6)	(281)	—	2.5	32.2	13.3	—
Loans and other credit-related commitments	608,589	23,487	1,015	—	633,091	(124)	(159)	(54)	—	(337)	—	0.7	5.3	—	0.1
– personal	235,413	1,504	160	—	237,077	(29)	(1)	—	—	(30)	—	0.1	—	—	—
– corporate and commercial	242,263	20,337	852	—	263,452	(90)	(147)	(54)	—	(291)	—	0.7	6.3	—	0.1
– financial	130,913	1,646	3	—	132,562	(5)	(11)	—	—	(16)	—	0.7	—	—	—
Financial guarantees	15,198	2,208	180	—	17,586	(6)	(19)	(17)	—	(42)	—	0.9	9.4	—	0.2
– personal	1,108	11	1	—	1,120	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	10,521	1,696	176	—	12,393	(6)	(18)	(17)	—	(41)	0.1	1.1	9.7	—	0.3
– financial	3,569	501	3	—	4,073	—	(1)	—	—	(1)	—	0.2	—	—	—
At 30 Jun 2022	2,555,683	159,826	20,624	162	2,736,295	(1,325)	(3,320)	(6,792)	(49)	(11,486)	0.1	2.1	32.9	30.2	0.4
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 30 June 2022
	Gross carrying/nominal amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	128,105	123,235	2,644	2,226	(2,998)	(2,587)	(214)	(197)	2.3	2.1	8.1	8.8
– personal	28,086	25,756	1,548	782	(1,434)	(1,093)	(174)	(167)	5.1	4.2	11.2	21.4
– corporate and commercial	95,590	93,503	1,075	1,012	(1,525)	(1,456)	(40)	(29)	1.6	1.6	3.7	2.9
– non-bank financial institutions	4,429	3,976	21	432	(39)	(38)	—	(1)	0.9	1.0	—	0.2
Loans and advances to banks at amortised cost	1,311	1,303	—	8	(25)	(25)	—	—	1.9	1.9	—	—
Other financial assets measured at amortised cost	4,715	4,699	9	7	(119)	(117)	—	(2)	2.5	2.5	—	28.6
1    Days past due (‘DPD‘).
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

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Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2021
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	918,936	119,224	18,797	274	1,057,231	(1,367)	(3,119)	(6,867)	(64)	(11,417)	0.1	2.6	36.5	23.4	1.1
– personal	456,956	16,439	4,942	—	478,337	(658)	(1,219)	(1,226)	—	(3,103)	0.1	7.4	24.8	—	0.6
– corporate and commercial	400,894	98,911	13,460	274	513,539	(665)	(1,874)	(5,601)	(64)	(8,204)	0.2	1.9	41.6	23.4	1.6
– non-bank financial institutions	61,086	3,874	395	—	65,355	(44)	(26)	(40)	—	(110)	0.1	0.7	10.1	—	0.2
Loans and advances to banks at amortised cost	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)	—	0.2	—	—	—
Other financial assets measured at amortised cost	875,016	4,988	304	43	880,351	(91)	(54)	(42)	(6)	(193)	—	1.1	13.8	14.0	—
Loans and other credit-related commitments	594,473	32,389	775	—	627,637	(165)	(174)	(40)	—	(379)	—	0.5	5.2	—	0.1
– personal	237,770	1,747	168	—	239,685	(37)	(2)	—	—	(39)	—	0.1	—	—	—
– corporate and commercial	254,750	28,269	606	—	283,625	(120)	(165)	(40)	—	(325)	—	0.6	6.6	—	0.1
– financial	101,953	2,373	1	—	104,327	(8)	(7)	—	—	(15)	—	0.3	—	—	—
Financial guarantees	24,932	2,638	225	—	27,795	(11)	(30)	(21)	—	(62)	—	1.1	9.3	—	0.2
– personal	1,114	15	1	—	1,130	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	20,025	2,107	223	—	22,355	(10)	(28)	(20)	—	(58)	—	1.3	9.0	—	0.3
– financial	3,793	516	1	—	4,310	(1)	(2)	(1)	—	(4)	—	0.4	100.0	—	0.1
At 31 Dec 2021	2,494,993	160,756	20,101	317	2,676,167	(1,648)	(3,380)	(6,970)	(70)	(12,068)	0.1	2.1	34.7	22.1	0.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit impaired (‘POCI‘).

Stage 2 days past due analysis at 31 December 2021
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	Up-to-date	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	119,224	115,350	2,193	1,681	(3,119)	(2,732)	(194)	(193)	2.6	2.4	8.8	11.5
– personal	16,439	14,124	1,387	928	(1,219)	(884)	(160)	(175)	7.4	6.3	11.5	18.9
– corporate and commercial	98,911	97,388	806	717	(1,874)	(1,822)	(34)	(18)	1.9	1.9	4.2	2.5
– non-bank financial institutions	3,874	3,838	—	36	(26)	(26)	—	—	0.7	0.7	—	—
Loans and advances to banks at amortised cost	1,517	1,517	—	—	(3)	(3)	—	—	0.2	0.2	—	—
Other financial assets measured at amortised cost	4,988	4,935	22	31	(54)	(47)	(4)	(3)	1.1	1.0	18.2	9.7
1    Days past due (‘DPD‘).
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.
Stage 2 decomposition at 30 June 2022
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers. It also sets out the reasons why an exposure is classified as stage 2 as at 30 June 2022.
The quantitative classification shows gross carrying values and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in
Note 1.2 ‘Summary of significant accounting policies’, on page 324 of the Annual Report and Accounts 2021.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of significant accounting policies’ on page 324 of the Annual Report and Accounts 2021.

Loans and advances to customers at 30 June 2022[1]
	Gross carrying amount				Allowance for ECL				ECL coverage
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	%
Quantitative	12,084	70,586	3,126	85,796	(1,199)	(1,152)	(25)	(2,376)	2.8
Qualitative	15,872	24,312	1,085	41,269	(231)	(368)	(13)	(612)	1.5
30 DPD backstop[2]	130	692	218	1,040	(4)	(5)	(1)	(10)	1.0
Total stage 2	28,086	95,590	4,429	128,105	(1,434)	(1,525)	(39)	(2,998)	2.3

66	HSBC Holdings plc

Loans and advances to customers at 31 December 2021[1]
	Gross carrying amount				Allowance for ECL				ECL coverage
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total	Total
	$m	$m	$m	$m	$m	$m	$m	$m	%
Quantitative	9,907	68,000	3,041	80,948	(1,076)	(1,347)	(19)	(2,442)	3.0
Qualitative	6,329	30,326	818	37,473	(134)	(520)	(7)	(661)	1.8
30 DPD backstop[2]	203	585	15	803	(9)	(7)	—	(16)	2.0
Total stage 2	16,439	98,911	3,874	119,224	(1,219)	(1,874)	(26)	(3,119)	2.6
1    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2    Days past due (‘DPD’).
Measurement uncertainty and sensitivity analysis of ECL estimates
There continues to be a high degree of uncertainty in relation to economic scenarios. The increased risks of lower economic growth with higher inflation and unemployment have been exacerbated by the geopolitical environment and the effects of global supply chain disruption. In addition, there are ongoing risks relating to Covid-19 in certain markets. The level and speed of recovery from the global pandemic remains volatile. As a result of this uncertainty, management judgements and estimates continue to reflect a degree of caution both in the selection of economic scenarios and their weightings, and in the use of management judgemental adjustments, described in more detail below. Additional stage 1 and 2 allowances were recorded in respect of the heightened levels of uncertainty.
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate.
Methodology
Five economic scenarios have been used to capture the current economic environment and to articulate management’s view of the range of potential outcomes. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Of the four standard scenarios, three are drawn from consensus forecasts and distributional estimates. The fourth scenario, Downside 2, represents management’s view of severe downside risks. In 2Q22, management chose to use an additional fifth scenario, known as Downside 1, to ensure that current supply-side risks are sufficiently reflected in forward economic guidance. The scenario is designed to capture the implications of a sustained global supply shock that keeps inflation elevated for a long period, raises unemployment and depresses GDP growth.
The use of an additional scenario is in line with HSBC’s forward economic guidance methodology. Management may include additional scenarios when consensus scenarios are determined to inadequately capture the economic risks faced by the Group. Unlike the consensus scenarios, these additional scenarios are driven by narrative assumptions aligned to an identified risk, and may incorporate shocks that drive economic activity permanently away from its long-term trend.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC, with reference to external forecasts specifically for the purpose of calculating ECL.
Economic forecasts are subject to a high degree of uncertainty in the current environment. Risks to the outlook are dominated by the actions of central banks as they raise interest rates to bring inflation back to target and curtail a rise in inflation expectations. The implications of the Russia-Ukraine war and the progression and management of the Covid-19 pandemic in Asia also remain key sources of uncertainty. Other geopolitical risks, such as the evolution of the UK’s relationship with the EU and differences between the US and China over a range of strategic issues, also present downside risks.
The five global scenarios used for the purpose of calculating ECL at 30 June 2022 are the consensus Central scenario, the consensus Upside scenario, the consensus Downside scenario, the Downside 1 scenario and the Downside 2 scenario.
The scenarios used to calculate ECL in the Interim Report 2022 are described below.
The consensus Central scenario
HSBC’s Central scenario features a gradual slowdown in GDP growth through 2022 and 2023, following a strong recovery in 2021. Unemployment is expected to remain low through this period.
GDP forecasts have been lowered in recent quarters. In Asia, the downward revisions follow from the stringent public health policy responses to the Covid-19 pandemic in some markets. Elsewhere, the sharp rise in inflation, related to supply shortages and rising commodity prices, has started to weigh on growth as costs rise and real income growth stalls.
The Central scenario assumes that inflation peaks in 2022 and, supported by tighter monetary policy, reverts back towards central bank targets by the end of 2023.
Global GDP is expected to grow by 3.3% in 2022 in the Central scenario. The average rate of global GDP growth is expected to be 2.8% over the forecast period, which is in line with the average growth rate over the five-year period prior to the onset of the pandemic.
Across the key markets, the Central scenario assumes the following:
•Economic growth is expected to slow in the near term as supply chain disruptions and price inflation diminish purchasing power. Growth is expected to return to the long-term expected trend in later years as supply chain issues are assumed to ease and inflation returns towards their target.
•Unemployment is expected to remain close to pre-pandemic levels and labour market conditions remain tight across our key markets.
•Inflation is expected to remain elevated in 2022 as commodity, food and goods prices remain high. Inflation is subsequently expected to converge back to central bank targets over the next two years of the forecast.
•Policy interest rates in key markets are expected to rise over the first 18 months of the projection period as central banks tighten policy to bring inflation back towards their targets. Thereafter, they settle at higher levels than they were pre-pandemic.
•The West Texas Intermediate oil price is expected to average above $100 in the first two years of the forecast, before dropping back as supply constraints ease. Over the entire projection the oil price is expected to average $81 per barrel.
The Central scenario was created from consensus forecasts available in May, and subsequently updated in June. Dispersion between the constituent forecasts of the consensus remains unusually high, suggesting an elevated level of uncertainty. As a consequence, probability weights assigned to the Central scenario vary from 40% to 65% to reflect the uncertainty inherent in economic forecasts across markets.

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Risk
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Central scenario.

Central scenario 3Q22–2Q27
	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
	%	%	%	%	%	%	%	%
GDP growth rate
2022: Annual average growth rate	3.7	2.8	1.1	4.5	4.0	2.9	5.3	1.8
2023: Annual average growth rate	1.4	2.0	3.8	5.1	2.6	1.8	4.3	2.1
2024: Annual average growth rate	1.6	1.9	2.5	5.0	1.8	1.6	3.2	2.2
5-year average	1.6	1.9	2.9	4.9	2.2	1.5	3.3	2.2
Unemployment rate
2022: Annual average rate	4.0	3.6	4.4	3.8	5.5	7.5	3.0	3.8
2023: Annual average rate	4.2	3.6	3.6	3.7	5.4	7.4	2.7	3.8
2024: Annual average rate	4.1	3.6	3.5	3.7	5.6	7.3	2.6	3.8
5-year average	4.1	3.6	3.5	3.7	5.5	7.3	2.6	3.7
House price growth
2022: Annual average growth rate	9.2	14.7	(1.2)	(0.5)	18.9	5.8	9.4	7.2
2023: Annual average growth rate	2.9	6.4	1.2	1.3	(2.2)	4.5	3.4	5.3
2024: Annual average growth rate	2.9	4.5	2.5	3.5	(0.5)	4.1	2.5	4.8
5-year average	3.3	5.3	1.9	3.2	2.6	3.9	3.5	4.8
Inflation rate
2022: Annual average rate	8.3	7.0	2.3	2.2	5.4	4.5	3.2	6.8
2023: Annual average rate	4.7	3.2	2.2	2.3	2.8	2.4	2.3	4.5
2024: Annual average rate	2.1	2.2	2.2	2.3	2.3	2.0	2.2	4.0
5-year average	3.2	2.8	2.2	2.4	2.5	2.3	2.2	4.0
Probability	50	60	55	55	60	40	65	60
The graphs compare the respective Central scenario at year end 2021 with current economic expectations in the second quarter of 2022.
GDP growth: Comparison of Central scenarios

UK
Note: Real GDP shown as year-on-year percentage change.

Hong Kong
Note: Real GDP shown as year-on-year percentage change.

US
Note: Real GDP shown as year-on-year percentage change.

Mainland China
Note: Real GDP shown as year-on-year percentage change.

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The consensus Upside scenario
Compared with the consensus Central scenario, the consensus Upside scenario features a faster rate of GDP growth during the first two years, before converging to long-run expected trends. The scenario is demand-driven and is consistent with a number of key upside risk themes. These include the faster resolution of supply chain issues; a rapid and peaceful conclusion to the Russia-Ukraine war; de-escalation of tensions between the US and China; and improved relations between the UK and the EU.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Upside scenario.

Consensus Upside scenario ‘best outcome’
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
	%		%		%		%		%		%		%		%
GDP growth rate	4.3	(2Q24)	4.7	(1Q23)	12.4	(1Q23)	10.2	(2Q23)	5.9	(2Q23)	3.4	(2Q23)	13.4	(2Q23)	5.8	(2Q23)
Unemployment rate	3.2	(2Q24)	3.1	(3Q22)	2.8	(4Q23)	3.5	(1Q23)	4.4	(1Q23)	6.4	(2Q24)	1.9	(4Q23)	3.2	(3Q23)
House price growth	9.8	(3Q22)	13.2	(3Q22)	7.7	(2Q23)	6.2	(2Q23)	18.2	(3Q22)	6.1	(3Q23)	15.4	(2Q23)	9.3	(3Q23)
Inflation rate	10.2	(3Q22)	7.8	(3Q22)	4.1	(3Q23)	5.8	(1Q23)	6.8	(4Q22)	6.7	(4Q22)	4.0	(4Q23)	7.6	(3Q23)
Probability	10		5		5		5		5		10		5		5
Note: Extreme point in the consensus Upside is ‘best outcome’ in the scenario, for example the highest GDP growth and the lowest unemployment rate, in the first two years of the scenario. Inflation is positively correlated with GDP in the Upside scenario, and the ‘best outcome’ also refers to the cyclical high point.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks.
Inflation and the monetary policy response to it have become key concerns for global growth. Supply chain disruptions, caused by the Covid-19 pandemic and the Russia-Ukraine war, have led to sharp rises in commodity prices and headline price inflation across many markets. A key concern is that inflation expectations become unanchored from central bank targets, particularly as labour markets and labour supply shortages across some sectors are putting upward pressure on wages. The de-anchoring of inflation expectations would raise the risk that inflation remains elevated for longer, exacerbating cost pressures and the squeeze on household real incomes and corporate margins. In turn, it raises the risk of a more forceful policy response from central banks, a steeper trajectory for interest rates and ultimately, economic recession.
Covid-19-related risks also remain significant. Despite the easing of Covid-19-related restrictions across Europe and North America, the emergence of a new Covid-19 variant with greater vaccine-resistance that necessitates a stringent public health policy response remains a key risk to the global outlook. In Asia, stringent public health policy responses to the circulation of highly virulent Covid-19 strains present ongoing risks to growth and global supply chains.
The geopolitical environment also present risks, including:
•a prolonged Russia-Ukraine war with escalation beyond Ukraine’s borders;
•the deterioration of the trading relationship between the UK and the EU over the Northern Ireland Protocol; and
•continued differences between the US and other countries with China, which could affect sentiment and restrict global economic activity.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is considerably weaker compared with the Central scenario. In this scenario, GDP growth weakens, unemployment rates rise and asset prices fall. The scenario is structured as a demand shock where inflation and commodity prices fall, before gradually recovering towards their long-run expected trends.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Downside scenario.

Consensus Downside scenario ‘worst outcome’
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
	%		%		%		%		%		%		%		%
GDP growth rate	(0.7)	(2Q23)	(1.7)	(2Q23)	(2.9)	(4Q23)	1.3	(1Q23)	(0.8)	(2Q23)	0.1	(2Q23)	(0.6)	(2Q23)	(1.0)	(2Q23)
Unemployment rate	5.5	(2Q23)	5.1	(1Q23)	5.4	(4Q22)	4.2	(1Q23)	6.6	(2Q24)	8.5	(1Q23)	4.0	(1Q23)	4.7	(1Q23)
House price growth	(4.1)	(3Q23)	2.9	(1Q24)	(8.3)	(3Q23)	(4.3)	(2Q23)	(9.0)	(2Q23)	2.4	(2Q23)	(4.8)	(4Q23)	2.2	(3Q23)
Inflation rate	0.7	(2Q24)	0.7	(2Q23)	(0.5)	(3Q23)	(0.7)	(3Q23)	0.0	(2Q23)	(0.6)	(2Q23)	0.4	(4Q23)	2.3	(3Q23)
Probability	0		15		20		30		15		0		20		10
Note: Extreme point in the consensus Downside is ‘worst outcome’ in the scenario, for example the lowest GDP growth and the highest unemployment rate, in the first two years of the scenario. Inflation is positively correlated with GDP in the Downside scenario, and the ‘worst outcome’ refers to the cyclical low point.
Downside 1 scenario
An additional Downside scenario has been created to explore the implications of a prolonged period of high price inflation, a more aggressive upward path for policy interest rates, higher unemployment and a global recession.
In this scenario, the Russia-Ukraine war leads to a sustained supply shock that keeps inflation elevated above the baseline for a longer period than in the other scenarios.
The scenario assumes that major central banks are slow to respond, but as inflation expectations start to de-anchor from the inflation target, they resort to taking stronger action. The rise in interest rates is expected to cause a severe tightening of financial conditions that ultimately results in a global economic contraction later in the projection period.

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Risk
The following table describes key macroeconomic variables and the probabilities assigned in the Downside 1 scenario.

Downside 1 scenario ’worst outcome’
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
	%		%		%		%		%		%		%		%
GDP growth rate	(3.7)	(1Q25)	(4.1)	(4Q24)	(3.0)	(4Q23)	(1.2)	(1Q25)	(0.6)	(4Q23)	(3.1)	(1Q25)	(2.5)	(1Q25)	(5.3)	(1Q25)
Unemployment rate	6.6	(1Q24)	8.8	(4Q24)	6.5	(4Q24)	4.8	(1Q25)	9.9	(2Q25)	9.1	(3Q25)	3.0	(3Q22)	5.2	(2Q25)
House price growth	(11.9)	(1Q24)	(4.2)	(1Q25)	(7.6)	(2Q25)	(9.8)	(3Q23)	(8.2)	(4Q23)	(2.0)	(4Q24)	(4.4)	(2Q25)	2.8	(4Q25)
Inflation rate	9.5	(3Q22)	6.9	(3Q22)	4.2	(1Q23)	4.2	(1Q23)	6.3	(4Q22)	5.0	(4Q22)	3.7	(3Q22)	6.8	(3Q22)
Probability	30		10		15		5		10		35		5		15
Note: Extreme point in the Downside 1 is the ‘worst outcome’ in the scenario, for example the lowest GDP growth and the highest inflation and unemployment rate.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic risk distribution. It incorporates the crystallisation of a number of risks simultaneously, including further escalation of the Russia-Ukraine war, worsening of supply chain disruptions and the emergence of a vaccine-resistant Covid-19 variant that necessitates a stringent public health policy response.
This scenario features an initial supply-side shock that pushes up inflation. This impulse is expected to prove short lived as a large downside demand shock causes commodity prices to correct sharply and global price inflation to slow as a severe and prolonged recession takes hold.
The following table describes key macroeconomic variables and the probabilities assigned in the Downside 2 scenario.

Downside 2 scenario ‘worst outcome’
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
	%		%		%		%		%		%		%		%
GDP growth rate	(6.3)	(2Q23)	(4.9)	(2Q23)	(9.3)	(2Q23)	(5.0)	(2Q23)	(3.4)	(3Q23)	(5.5)	(2Q23)	(6.5)	(4Q23)	(7.2)	(2Q23)
Unemployment rate	8.5	(3Q23)	9.1	(1Q24)	5.9	(2Q23)	5.4	(2Q24)	11.1	(4Q23)	10.2	(2Q24)	4.6	(3Q22)	5.7	(4Q23)
House price growth	(15.2)	(3Q23)	(10.8)	(2Q23)	(10.8)	(3Q23)	(18.7)	(2Q23)	(30.1)	(3Q23)	(4.5)	(2Q24)	(11.3)	(1Q24)	1.1	(4Q23)
Inflation rate	(2.2)	(4Q23)	1.5	(2Q24)	(0.5)	(1Q24)	1.4	(2Q24)	0.9	(2Q24)	(2.7)	(4Q23)	1.7	(2Q24)	3.4	(2Q24)
Probability	10		10		5		5		10		15		5		10
Note: Extreme point in the Downside 2 is ‘worst outcome’ in the scenario, for example the lowest GDP growth and the highest unemployment rate, in the first two years of the scenario. After a temporary increase, inflation remains positively correlated with GDP in the Downside 2 scenario, and the ‘worst outcome’ refers to the scenario low point.
Scenario weightings
In reviewing the economic conjuncture, the level of uncertainty and risk, management has considered both global and country-specific factors. This has led management to assigning scenario probabilities that are tailored to its view of uncertainty in individual markets.
A key consideration in 2Q22 has been the high level of uncertainty attached to the Central scenario projections. These concerns focused on:
•the risks of higher inflation given the risks attached to gas supply security in Europe and global oil supply, which raises the possibility of a more significant impact on real incomes and GDP growth;
•market interest rate expectations that imply a rapid and significant change to the interest rate environment; and
•the progression of the Covid-19 pandemic in Asian countries and the impact of stringent public policy responses on growth in the region and global supply chains.
In mainland China, increased weights have been assigned to Downside scenarios in light of the stringent public health responses to the Covid-19 pandemic, the virulence of current strains, and the observed impact on economic activity of the recent restrictions. In Hong Kong, the recent reopening has increased confidence in the Central scenario since the first quarter. In each market, the combined weighting of the consensus Upside and Central scenarios was 60%.
In the UK and US, the surge in price inflation and a squeeze on household real incomes have led to strong monetary policy responses from central banks. Economic and financial volatility remains elevated due to uncertainty around the implications of higher interest rates. For Canada and Mexico, similar risk themes dominate, and the connectivity to the US has also been a key consideration. For the UK, the consensus Upside and Central scenarios had a combined weighting of 60%. In the other three markets, the combined weighting of the consensus Upside and Central scenarios was 65%.
France faces the greatest economic uncertainties of our key markets. Uncertainties around the outlook remain elevated due to Europe’s exposure to the Russia-Ukraine war through the economic costs incurred from the imposition of sanctions, trade disruption and energy dependence on Russia. Additional risks stem from the ECB’s exit from a long period of negative interest rate policy. The consensus Upside and Central scenarios had a combined weighting of 50%.
In the UAE, the positive impact from elevated oil prices remains significant and management concluded that the outlook for the UAE was the least uncertain of all our key markets. The consensus Upside and Central scenarios had a combined weighting of 70%.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

US

70	HSBC Holdings plc

UK

Hong Kong

Mainland China
Note: Real GDP shown as year-on-year percentage change.
Critical accounting estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates, as set out in the Annual Report and Accounts 2021 under ‘Critical accounting estimates and judgements’. The level of estimation uncertainty and judgement has remained high since 31 December 2021, including judgements relating to:
•the selection and weighting of economic scenarios, given rapidly changing economic conditions and a wide distribution of economic forecasts. There is judgement in making assumptions about the effects of inflation, supply chain disruption and length of time and severity of the continuing economic effects of the Covid-19 pandemic and health policy responses; and
•estimating the economic effects of those scenarios on ECL, particularly as the historical relationship between macroeconomic variables and defaults might not reflect the dynamics of high inflation scenarios.
How economic scenarios are reflected in ECL calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail loans and portfolios are set out on page 148 of the Annual Report and Accounts 2021. Models are used to reflect economic scenarios on ECL estimates. These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a high degree of uncertainty in the current environment, and models continue to be supplemented by management judgemental adjustments where required.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model deficiencies and other assessments applied during management review and challenge.
This includes refining model inputs and outputs and using post-model adjustments based on management judgement and higher level quantitative analysis for impacts that are difficult to model.
The wholesale and retail management judgemental adjustments are presented as part of the global business impairment committees with independent review from Model Risk Management. This is in line with the governance process for IFRS 9 as set out on page 137 of the Annual Report and Accounts 2021.
The drivers of the management judgemental adjustments continue to evolve with the economic environment.
At 30 June 2022, management judgemental adjustments reduced by $0.5bn compared with 31 December 2021. Adjustments related to Covid-19 were reduced, while adjustments for sector-specific risks, and sanction and geopolitical risks were maintained. They were also maintained to account for elevated uncertainty under the high inflation scenarios.
We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate. Given the level of economic uncertainty and idiosyncratic events, we believe that management judgemental adjustments will continue to be a key component of ECL for the foreseeable future.
Management judgemental adjustments made in estimating the reported ECL at 30 June 2022 are set out in the following table.

Management judgemental adjustments to ECL at 30 June 2022[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns and government entities		—	—
Corporate lending adjustments		0.8	0.8
Inflation-related adjustments	0.1		0.1
Other macroeconomic-related adjustments	0.1		0.1
Pandemic-related economic recovery adjustments	0.1		0.1
Other retail lending adjustments	0.2		0.2
Total	0.4	0.8	1.2

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Management judgemental adjustments to ECL at 31 December 2021[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns and government entities		(0.1)	(0.1)
Corporate lending adjustments		1.3	1.3
Other macroeconomic-related adjustments			—
Pandemic-related economic recovery adjustments	0.2		0.2
Other retail lending adjustments	0.3		0.3
Total	0.5	1.2	1.7
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were an ECL increase of $0.8bn (31 December 2021: $1.2bn increase).
•Adjustments to corporate exposures increased ECL by $0.8bn at 30 June 2022 (31 December 2021: $1.3bn increase). These principally reflected management judgements for high-risk and vulnerable sectors in some of our key markets, supported by credit experts’ input, portfolio risk metrics and quantitative analyses. The highest increase was observed on the real estate sector, including a $0.2bn ECL increase to reflect the uncertainty of the higher risk Chinese commercial real estate exposures, booked in Hong Kong. Adjustments also reflected the risk of exposures to the Russia-Ukraine war and a high degree of macroeconomic uncertainty, sanction risk and geopolitical risk in Europe.
In the retail portfolio, management judgemental adjustments were an ECL increase of $0.4bn at 30 June 2022 (31 December 2021: $0.5bn increase).
•Inflation-related adjustments increased ECL by $0.1bn (31 December 2021: $0.0bn). These adjustments addressed where country-specific inflation risks were not fully captured by the modelled output.
•Other macroeconomic-related adjustments increased ECL by $0.1bn (31 December 2021: $0.0bn). These adjustments were primarily in relation to model oversensitivity as well as country-specific risks related to future macroeconomic conditions.
•Pandemic-related economic recovery adjustments increased ECL by $0.1bn (31 December 2021: $0.2bn). Compared with 31 December 2021, while the rationale for applying the adjustment remained the same, the amount of adjustment decreased as this was made only for markets in Asia where there remain concerns regarding Covid-19.
•Other retail lending adjustments increased ECL by $0.2bn (31 December: $0.3bn increase), reflecting those customers who remain in or have recently exited customer support programmes, and all other data and model adjustments.

Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans in stages 1 and 2 at the balance sheet date. The population of stage 3 loans (in default) at the balance sheet date is unchanged in these sensitivity calculations. Stage 3 ECL would only be sensitive to changes in forecasts of future economic conditions if the loss-given default of a particular portfolio was sensitive to these changes.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL for financial instruments related to defaulted obligors because the measurement of ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios. Therefore, it is impracticable to separate the effect of macroeconomic factors in individual assessments.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each scenario. The results tables exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. Additionally, in both the wholesale and retail analysis, the Downside 1 scenario was introduced during 1H22 and therefore was not present at 31 December 2021.

72	HSBC Holdings plc

Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2]
	Gross carrying amount	Reported ECL	Consensus Central scenario ECL	Consensus Upside scenario ECL	Consensus Downside scenario ECL	Downside 1 scenario ECL	Downside 2 scenario ECL
By geography at 30 Jun 2022	$m	$m	$m	$m	$m	$m	$m
UK	432,013	730	509	433	613	923	1,851
US	216,976	247	219	198	245	266	371
Hong Kong	433,612	534	415	286	703	640	1,313
Mainland China	131,552	216	144	62	298	379	729
Canada	83,132	116	28	18	52	86	717
Mexico	24,919	79	62	48	90	151	223
UAE	44,323	84	71	41	105	115	155
France	177,515	142	122	109	146	158	182

By geography at 31 Dec 2021
UK	483,273	920	727	590	944	1,985
US	227,817	227	204	155	317	391
Hong Kong	434,608	767	652	476	984	1,869
Mainland China	120,627	149	113	36	216	806
Canada	85,117	151	98	61	150	1,121
Mexico	23,054	118	80	61	123	358
UAE	44,767	158	122	73	214	711
France	163,845	133	121	106	162	187
1    ECL sensitivity includes off-balance sheet financial instruments that are subject to significant measurement uncertainty.
2    Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
At 30 June 2022, the highest level of 100% scenario-weighted ECL was observed in the UK and Hong Kong. This higher ECL impact was largely driven by significant exposure in these regions and downside risks of specific sectors.
Compared with 31 December 2021, the Downside 2 ECL impact was lower across all key markets, mostly driven by a reduction of adjustments for uncertainty due to the Covid-19 pandemic, and changes to exposure and macroeconomic forecasts. A reduction of ECL was observed in MENA, the US and Canada under the Downside 2 scenario, as some of the sectors in these portfolios benefited from increased oil prices. This was partly offset by the ECL increase in Europe related to sector-specific inflation risk.

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Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	Gross carrying amount	Reported ECL	Consensus Central scenario ECL	Consensus Upside scenario ECL	Consensus Downside scenario ECL	Downside 1 scenario ECL	Downside 2 scenario ECL
By geography at 30 Jun 2022	$m	$m	$m	$m	$m	$m	$m
UK
Mortgages	144,630	169	156	150	170	186	200
Credit cards	7,147	433	336	293	434	495	836
Other	7,253	374	305	258	325	471	595
Mexico
Mortgages	5,560	118	107	96	124	115	160
Credit cards	1,303	167	157	143	180	182	216
Other	3,119	395	387	371	411	400	471
Hong Kong
Mortgages	98,070	—	—	—	—	—	—
Credit cards	7,180	236	208	182	269	310	336
Other	5,848	99	91	83	105	111	140
UAE
Mortgages	2,081	37	37	35	37	39	40
Credit cards	427	41	34	20	67	36	70
Other	656	17	15	12	16	17	21
France
Mortgages	21,384	59	59	59	59	59	60
Other	1,438	48	48	47	48	49	50
US
Mortgages	13,300	11	9	9	11	11	21
Credit cards	224	51	47	39	52	60	70
Canada
Mortgages	26,311	27	25	24	27	27	43
Credit cards	282	10	10	10	10	11	12
Other	1,520	14	12	11	14	16	24

By geography at 31 Dec 2021
UK
Mortgages	155,084	191	182	175	197	231
Credit cards	8,084	439	381	330	456	987
Other	7,902	369	298	254	388	830
Mexico
Mortgages	4,972	123	116	106	130	164
Credit cards	1,167	141	134	122	150	176
Other	2,935	366	360	350	374	401
Hong Kong
Mortgages	96,697	—	—	—	—	—
Credit cards	7,644	218	206	154	231	359
Other	5,628	109	101	88	128	180
UAE
Mortgages	1,982	45	44	42	46	57
Credit cards	429	43	41	29	54	82
Other	615	19	18	13	21	25
France
Mortgages	23,159	63	62	62	63	64
Other	1,602	61	61	60	61	63
US
Mortgages	15,379	28	27	26	29	41
Credit cards	446	80	76	70	83	118
Canada
Mortgages	26,097	28	27	26	29	48
Credit cards	279	9	9	9	10	13
Other	1,598	19	18	17	19	27
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
At 30 June 2022, the highest level of level of 100% scenario-weighted ECL was observed in the UK, Mexico and Hong Kong. Mortgages reflected the lowest level of ECL across most markets as collateral values remain resilient. Hong Kong mortgages had low levels of reported ECL due to the credit quality of the portfolio, and so ECL under the remaining scenarios were also negligible.
Credit cards and other unsecured lending are more sensitive to economic forecasts, which have reflected improvements during the first half of 2022. Compared with 31 December 2021, the Downside 2 ECL impact was lower in most markets, due to the improvements in the macroeconomic forecast.

74	HSBC Holdings plc

Group ECL sensitivity results
The ECL impact of the scenarios and management judgemental adjustments are highly sensitive to movements in economic forecasts. Based upon the sensitivity tables presented above, if the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the Central scenario, Upside scenario, Downside 1 scenario or the Downside 2 scenario at 30 June 2022, it would increase/(decrease) as presented in the below table.

	Retail[1]	Wholesale[1]
Total Group ECL at 30 Jun 2022	$bn	$bn
Reported ECL	2.8	2.6
Scenarios
100% consensus Central scenario	(0.3)	(0.7)
100% consensus Upside scenario	(0.5)	(1.1)
100% consensus Downside scenario	0.1	0.2
100% Downside 1 scenario	0.3	0.6
100% Downside 2 scenario	1.4	4.2

Total Group ECL at 31 Dec 2021
Reported ECL	3.0	3.1
Scenarios
100% consensus Central scenario	(0.2)	(0.6)
100% consensus Upside scenario	(0.5)	(1.2)
100% consensus Downside scenario	0.2	0.6
100% Downside 1 scenario
100% Downside 2 scenario	2.0	5.5
1    On the same basis as retail and wholesale sensitivity analysis.
At 30 June 2022, the Group reported a lower ECL compared with 31 December 2021. The decrease in reported ECL was primarily driven by the release of residual Covid-19-related adjustments, write-offs and foreign exchange movements, partly offset by the increase in ECL for China commercial real estate exposures and other sectors considered as high risk to inflation, mainly in Europe. The Downside 2 ECL impact was lower in some markets due to residual Covid-19-related adjustments in Asia, and wholesale portfolios benefited from increased oil prices in MENA, the US and Canada. This was partly offset by the ECL increase in Europe related to sector-specific inflation risk.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
The following disclosure provides a reconciliation by stage of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayments’ represent the impact from volume movements within the Group’s lending portfolio.

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Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	1,577,582	(1,557)	155,742	(3,326)	19,797	(6,928)	274	(64)	1,753,395	(11,875)
Transfers of financial instruments:	(31,551)	(362)	26,697	809	4,854	(447)	—	—	—	—
– transfers from stage 1 to stage 2	(85,624)	192	85,624	(192)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	54,842	(531)	(54,842)	531	—	—	—	—	—	—
– transfers to stage 3	(1,131)	6	(5,059)	590	6,190	(596)	—	—	—	—
– transfers from stage 3	362	(29)	974	(120)	(1,336)	149	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	304	—	(379)	—	(61)	—	—	—	(136)
New financial assets originated or purchased	208,663	(223)	—	—	—	—	1	(1)	208,664	(224)
Assets derecognised (including final repayments)	(123,163)	72	(18,234)	166	(1,391)	192	(98)	—	(142,886)	430
Changes to risk parameters – further lending/repayments	(23,360)	185	(582)	53	(14)	227	(47)	3	(24,003)	468
Changes to risk parameters – credit quality	—	255	—	(700)	—	(1,292)	—	19	—	(1,718)
Changes to models used for ECL calculation	—	(9)	—	(34)	—	(2)	—	—	—	(45)
Assets written off	—	—	—	—	(1,270)	1,271	(10)	9	(1,280)	1,280
Credit-related modifications that resulted in derecognition	—	—	—	—	(2)	1	—	—	(2)	1
Foreign exchange	(74,283)	70	(7,897)	154	(1,157)	307	(3)	1	(83,340)	532
Other[1,2]	7,228	11	(615)	56	(457)	25	—	(10)	6,156	82
At 30 Jun 2022	1,541,116	(1,254)	155,111	(3,201)	20,360	(6,707)	117	(43)	1,716,704	(11,205)
ECL income statement change for the period		584		(894)		(936)		21		(1,225)
Recoveries										158
Other										5
Total ECL income statement change for the period										(1,062)

	At 30 Jun 2022		6 months ended 30 Jun 2022
	Gross carrying/nominal amount	Allowance for ECL	ECL release/(charge)
	$m	$m	$m
As above	1,716,704	(11,205)	(1,062)
Other financial assets measured at amortised cost	950,007	(281)	(20)
Non-trading reverse purchase agreement commitments	69,584	—	—
Performance and other guarantees not considered for IFRS 9	—	—	14
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,736,295	(11,486)	(1,068)
Debt instruments measured at FVOCI	274,765	(120)	(22)
Total allowance for ECL/total income statement ECL change for the period	n/a	(11,606)	(1,090)
1    Total includes $2.8bn of gross carrying loans and advances, which were classified to assets held for sale and a corresponding allowance for ECL of $147m, reflecting business disposals as disclosed in Note 15 ‘Business acquisitions and disposals’ on page 127.
2    Includes $8.9bn of gross carrying amounts of stage 1 loans and advances to banks, representing the balance maintained with the Bank of England to support Bacs along with Faster Payments and the cheque-processing Image Clearing System in the UK. This balance was previously reported under ‘Cash and balances at central banks’. Comparatives have not been restated.
As shown in the previous table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased by $670m during the period, from $11,875m at 31 December 2021 to $11,205m at 30 June 2022.
This decrease was primarily driven by:
•$1,280m of assets written off;
•$674m relating to volume movements, which included the ECL allowance associated with new originations, assets derecognised and further pending repayment; and
•foreign exchange and other movements of $614m.
This decrease was offset by:
•$1,718m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages;
•$136m relating to the net remeasurement impact of stage transfers; and
•$45m relating to changes to models used for ECL calculation.
The ECL charge for the period of $1,225m presented in the previous table consisted of $1,718m relating to underlying credit quality changes, including the credit quality impact of financial

76	HSBC Holdings plc

instruments transferring between stages, $136m relating to the net remeasurement impact of stage transfers and $45m relating to changes to models used for ECL calculation. These were offset by $674m relating to underlying net book volume.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	1,506,451	(2,331)	223,432	(5,403)	20,424	(7,544)	279	(113)	1,750,586	(15,391)
Transfers of financial instruments:	21,107	(1,792)	(27,863)	2,601	6,756	(809)	—	—	—	—
– transfers from stage 1 to stage 2	(159,633)	527	159,633	(527)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	182,432	(2,279)	(182,432)	2,279	—	—	—	—	—	—
– transfers to stage 3	(2,345)	24	(6,478)	1,010	8,823	(1,034)	—	—	—	—
– transfers from stage 3	653	(64)	1,414	(161)	(2,067)	225	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	1,225	—	(596)	—	(34)	—	—	—	595
New financial assets originated or purchased	444,070	(553)	—	—	—	—	124	—	444,194	(553)
Assets derecognised (including final repayments)	(304,158)	174	(31,393)	489	(2,750)	458	(10)	6	(338,311)	1,127
Changes to risk parameters – further lending/repayment	(61,742)	547	(3,634)	498	(1,268)	576	(108)	12	(66,752)	1,633
Changes to risk parameters – credit quality	—	1,111	—	(1,012)	—	(2,354)	—	28	—	(2,227)
Changes to models used for ECL calculation	—	(17)	—	(33)	—	1	—	—	—	(49)
Assets written off	—	—	—	—	(2,610)	2,605	(7)	7	(2,617)	2,612
Credit-related modifications that resulted in derecognition	—	—	—	—	(125)	—	—	—	(125)	—
Foreign exchange	(25,231)	26	(2,918)	45	(479)	157	(4)	1	(28,632)	229
Other[1]	(2,915)	53	(1,882)	85	(151)	16	—	(5)	(4,948)	149
At 31 Dec 2021	1,577,582	(1,557)	155,742	(3,326)	19,797	(6,928)	274	(64)	1,753,395	(11,875)
ECL income statement change for the period		2,487		(654)		(1,353)		46		526
Recoveries										409
Other										(111)
Total ECL income statement change for the period[2]										824

	At 31 Dec 2021		12 months ended 31 Dec 2021
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,753,395	(11,875)	824
Other financial assets measured at amortised cost	880,351	(193)	(19)
Non-trading reverse purchase agreement commitments	42,421	—	—
Performance and other guarantees not considered for IFRS 9	—	—	75
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,676,167	(12,068)	880
Debt instruments measured at FVOCI	347,203	(96)	48
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,164)	928
1    Total includes $3.0bn of gross carrying loans and advances to customers, which were classified to assets held for sale and a corresponding allowance for ECL of $123m, reflecting our exit of domestic mass market retail banking in the US.
2    The 31 December 2021 total ECL income statement change of $824m is attributable to $706m for the six months ended 30 June 2021 and $118m to the six months ended 31 December 2021.
Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of PD, whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition. Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the following table. Personal lending credit quality is disclosed based on a
12-month point-in-time PD adjusted for multiple economic scenarios. The credit quality classifications for wholesale lending are based on internal credit risk ratings.

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Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating	12-month Basel probability of default %	Internal credit rating	12 month probability- weighted PD %
Quality classification[1,2]
Strong	BBB and above	A- and above	CRR 1 to CRR 2	0 – 0.169	Band 1 and 2	0.000 – 0.500
Good	BBB- to BB	BBB+ to BBB-	CRR 3	0.170 – 0.740	Band 3	0.501 – 1.500
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR 4 to CRR 5	0.741 – 4.914	Band 4 and 5	1.501 – 20.000
Sub-standard	B- to C	B- to C	CRR 6 to CRR 8	4.915 – 99.999	Band 6	20.001 – 99.999
Credit impaired	Default	Default	CRR 9 to CRR 10	100	Band 7	100
1    Customer risk rating (‘CRR’).
2    12-month point-in-time probability-weighted probability of default (‘PD’).

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
	Gross carrying/nominal amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub-standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	524,443	239,180	227,371	28,934	19,202	1,039,130	(10,774)	1,028,356
– stage 1	511,234	208,847	166,552	5,189	—	891,822	(1,116)	890,706
– stage 2	13,209	30,333	60,819	23,744	—	128,105	(2,998)	125,107
– stage 3	—	—	—	—	19,086	19,086	(6,617)	12,469
– POCI	—	—	—	1	116	117	(43)	74
Loans and advances to banks at amortised cost	87,017	4,169	4,121	1,095	79	96,481	(52)	96,429
– stage 1	86,906	4,088	4,096	1	—	95,091	(8)	95,083
– stage 2	111	81	25	1,094	—	1,311	(25)	1,286
– stage 3	—	—	—	—	79	79	(19)	60
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	832,310	72,077	44,274	1,037	309	950,007	(281)	949,726
– stage 1	831,582	70,175	43,167	59	—	944,983	(71)	944,912
– stage 2	728	1,902	1,107	978	—	4,715	(119)	4,596
– stage 3	—	—	—	—	264	264	(85)	179
– POCI	—	—	—	—	45	45	(6)	39
Loan and other credit-related commitments	399,238	136,087	89,993	6,758	1,015	633,091	(337)	632,754
– stage 1	397,945	129,260	79,384	2,000	—	608,589	(124)	608,465
– stage 2	1,293	6,827	10,609	4,758	—	23,487	(159)	23,328
– stage 3	—	—	—	—	1,015	1,015	(54)	961
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	7,065	4,504	4,787	1,050	180	17,586	(42)	17,544
– stage 1	7,008	4,227	3,807	156	—	15,198	(6)	15,192
– stage 2	57	277	980	894	—	2,208	(19)	2,189
– stage 3	—	—	—	—	180	180	(17)	163
– POCI	—	—	—	—	—	—	—	—
At 30 Jun 2022	1,850,073	456,017	370,546	38,874	20,785	2,736,295	(11,486)	2,724,809
Debt instruments at FVOCI[1]
– stage 1	262,420	10,762	8,824	—	—	282,006	(63)	281,943
– stage 2	86	28	111	2,083	—	2,308	(46)	2,262
– stage 3	—	—	—	—	5	5	(3)	2
– POCI	—	—	—	—	33	33	(8)	25
At 30 Jun 2022	262,506	10,790	8,935	2,083	38	284,352	(120)	284,232
1    For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.

78	HSBC Holdings plc

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation (continued)
	Gross carrying/notional amount
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total	Allowance for ECL	Net
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	544,695	230,326	233,739	29,404	19,067	1,057,231	(11,417)	1,045,814
– stage 1	537,642	206,645	169,809	4,840	—	918,936	(1,367)	917,569
– stage 2	7,053	23,681	63,930	24,560	—	119,224	(3,119)	116,105
– stage 3	—	—	—	—	18,797	18,797	(6,867)	11,930
– POCI	—	—	—	4	270	274	(64)	210
Loans and advances to banks at amortised cost	72,978	4,037	5,020	1,118	—	83,153	(17)	83,136
– stage 1	72,903	3,935	4,788	10	—	81,636	(14)	81,622
– stage 2	75	102	232	1,108	—	1,517	(3)	1,514
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	774,026	71,648	33,142	1,188	347	880,351	(193)	880,158
– stage 1	773,427	70,508	30,997	84	—	875,016	(91)	874,925
– stage 2	599	1,140	2,145	1,104	—	4,988	(54)	4,934
– stage 3	—	—	—	—	304	304	(42)	262
– POCI	—	—	—	—	43	43	(6)	37
Loan and other credit-related commitments	389,865	136,297	92,558	8,142	775	627,637	(379)	627,258
– stage 1	387,434	129,455	76,043	1,541	—	594,473	(165)	594,308
– stage 2	2,431	6,842	16,515	6,601	—	32,389	(174)	32,215
– stage 3	—	—	—	—	775	775	(40)	735
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	16,511	4,902	5,166	991	225	27,795	(62)	27,733
– stage 1	16,351	4,469	3,929	183	—	24,932	(11)	24,921
– stage 2	160	433	1,237	808	—	2,638	(30)	2,608
– stage 3	—	—	—	—	225	225	(21)	204
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2021	1,798,075	447,210	369,625	40,843	20,414	2,676,167	(12,068)	2,664,099
Debt instruments at FVOCI[1]
– stage 1	319,557	12,196	11,354	—	—	343,107	(67)	343,040
– stage 2	604	102	323	1,087	—	2,116	(22)	2,094
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	46	46	(7)	39
At 31 Dec 2021	320,161	12,298	11,677	1,087	46	345,269	(96)	345,173
1    For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.
Personal lending
This section provides further details on the regions, countries and products driving the increase in personal loans and advances to customers. Additionally, Hong Kong and UK mortgage book loan-to-value (‘LTV’) data are provided.
Further product granularity is also provided by stage, with geographical data presented for loans and advances to customers, loans and other credit-related commitments, and financial guarantees and similar contracts.
At 30 June 2022, total personal lending for loans and advances to customers of $464bn decreased by $14.7bn compared with 31 December 2021. This decrease included adverse foreign exchange movements of $25.5bn. Excluding foreign exchange movements, there was a growth of $10.8bn, mainly driven by $4.9bn in Europe, $3.9bn in Asia and $1.0bn in Latin America.
The allowance for ECL attributable to personal lending, excluding off-balance sheet loan commitments and guarantees, decreased by $0.2bn to $2.9bn at 30 June 2022.
Excluding foreign exchange movements, mortgage lending balances increased by $9.9bn to $360.7bn at 30 June 2022. Mortgages grew $5.5bn in the UK; $3.7bn in Asia, notably $2.1bn in Australia and $1.5bn in Hong Kong; and $0.8bn in Canada.
The allowance for ECL attributable to mortgages, excluding foreign exchange, decreased by $0.1bn to $0.6bn when compared with 31 December 2021.
At 30 June 2022, the increase in stage 2 mortgage lending balances, primarily in the UK, is largely explained by a management adjustment designed to reflect inflation risk in certain segments of our customer base that may be more susceptible to inflationary pressure. While no increase in stress has emerged among this customer group, these have been classified as stage 2 as a recognition of the higher perceived risk to inflationary pressure that may occur. This does not have a material impact on ECL given the low LTV profile of these customers. We will continue to monitor the impact of inflation and update the management judgemental adjustments as the inflationary impacts abate or translate into changes in customer behaviour and performance.
The quality of both our Hong Kong and UK mortgage books remained high, with low levels of impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 59%, compared with an estimated 50% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 67%, compared with an estimated 49% for the overall mortgage portfolio.
Excluding foreign exchange movements, other personal lending balances increased by $0.9bn compared with 31 December 2021. The increase was largely driven by secured personal lending of $1.5bn, mainly in Hong Kong, and guaranteed loans in respect of residential property of $0.3bn, mainly in France. This was partly offset by a $0.8bn decline in unsecured personal lending, driven mainly in Hong Kong.
At 30 June 2022, the allowance for ECL attributable to other personal lending remained broadly stable at $2.3bn.

HSBC Holdings plc	79

Risk

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	341,328	16,958	2,418	360,704	(89)	(172)	(312)	(573)
– of which: interest only (including offset)	24,434	2,774	192	27,400	(4)	(30)	(69)	(103)
affordability (including US adjustable rate mortgages)	14,070	507	300	14,877	(2)	(3)	(3)	(8)
Other personal lending	90,189	11,128	1,600	102,917	(465)	(1,262)	(618)	(2,345)
– second lien residential mortgages	316	31	18	365	(1)	(3)	(6)	(10)
– guaranteed loans in respect of residential property	18,660	1,264	284	20,208	(10)	(7)	(35)	(52)
– other personal lending which is secured	37,477	964	257	38,698	(14)	(20)	(48)	(82)
– credit cards	16,455	4,626	277	21,358	(214)	(754)	(158)	(1,126)
– other personal lending which is unsecured	15,725	4,058	757	20,540	(211)	(468)	(366)	(1,045)
– motor vehicle finance	1,556	185	7	1,748	(15)	(10)	(5)	(30)
At 30 Jun 2022	431,517	28,086	4,018	463,621	(554)	(1,434)	(930)	(2,918)
By geography
Europe	187,287	15,285	1,550	204,122	(141)	(659)	(380)	(1,180)
– of which: UK	155,423	13,631	1,068	170,122	(121)	(632)	(263)	(1,016)
Asia	185,481	9,543	1,324	196,348	(143)	(354)	(215)	(712)
– of which: Hong Kong	126,385	5,226	225	131,836	(58)	(243)	(43)	(344)
MENA	5,347	284	149	5,780	(28)	(43)	(79)	(150)
North America	43,910	2,068	667	46,645	(32)	(86)	(90)	(208)
Latin America	9,492	906	328	10,726	(210)	(292)	(166)	(668)
At 30 Jun 2022	431,517	28,086	4,018	463,621	(554)	(1,434)	(930)	(2,918)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	51,245	405	93	51,743	(10)	—	—	(10)
– of which: UK	49,102	332	87	49,521	(9)	—	—	(9)
Asia	164,874	864	23	165,761	—	—	—	—
– of which: Hong Kong	126,512	161	14	126,687	—	—	—	—
MENA	2,562	32	1	2,595	(1)	—	—	(1)
North America	13,973	187	43	14,203	(11)	(1)	—	(12)
Latin America	3,867	27	1	3,895	(7)	—	—	(7)
At 30 Jun 2022	236,521	1,515	161	238,197	(29)	(1)	—	(30)

Total personal lending for loans and advances to customers by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	360,686	7,637	3,045	371,368	(128)	(131)	(416)	(675)
– of which: interest only (including offset)	28,506	1,795	255	30,556	(5)	(24)	(81)	(110)
affordability (including US adjustable rate mortgages)	13,621	712	452	14,785	(6)	(6)	(5)	(17)
Other personal lending	96,270	8,802	1,897	106,969	(530)	(1,088)	(810)	(2,428)
– second lien residential mortgages	314	44	37	395	(1)	(4)	(9)	(14)
– guaranteed loans in respect of residential property	20,643	731	236	21,610	(9)	(7)	(42)	(58)
– other personal lending which is secured	36,533	1,096	366	37,995	(21)	(15)	(120)	(156)
– credit cards	18,623	3,897	338	22,858	(246)	(675)	(214)	(1,135)
– other personal lending which is unsecured	18,743	2,820	915	22,478	(240)	(378)	(421)	(1,039)
– motor vehicle finance	1,414	214	5	1,633	(13)	(9)	(4)	(26)
At 31 Dec 2021	456,956	16,439	4,942	478,337	(658)	(1,219)	(1,226)	(3,103)
By geography
Europe	212,284	5,639	2,148	220,071	(199)	(499)	(637)	(1,335)
– of which: UK	176,547	4,668	1,488	182,703	(167)	(480)	(399)	(1,046)
Asia	187,391	7,796	1,303	196,490	(158)	(381)	(226)	(765)
– of which: Hong Kong	125,854	4,959	202	131,015	(65)	(231)	(43)	(339)
MENA	4,965	252	202	5,419	(38)	(40)	(94)	(172)
North America	43,489	2,126	1,005	46,620	(43)	(67)	(118)	(228)
Latin America	8,827	626	284	9,737	(220)	(232)	(151)	(603)
At 31 Dec 2021	456,956	16,439	4,942	478,337	(658)	(1,219)	(1,226)	(3,103)

80	HSBC Holdings plc

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	57,109	558	107	57,774	(11)	(1)	—	(12)
– of which: UK	54,704	407	104	55,215	(10)	(1)	—	(11)
Asia	160,248	894	21	161,163	—	—	—	—
– of which: Hong Kong	121,597	292	19	121,908	—	—	—	—
MENA	2,568	30	16	2,614	(5)	—	—	(5)
North America	15,039	251	23	15,313	(15)	(1)	—	(16)
Latin America	3,920	29	2	3,951	(6)	—	—	(6)
At 31 Dec 2021	238,884	1,762	169	240,815	(37)	(2)	—	(39)
Wholesale lending
This section provides further details on the regions, countries and industries driving the increase in wholesale loans and advances to customers and banks, with the impact of foreign exchange separately identified. Industry granularity is also provided by stage, with geographical data presented for loans and advances to customers, banks, other credit commitments, financial guarantees and similar contracts.
At 30 June 2022, wholesale lending for loans and advances to banks and customers of $672bn increased by $9.9bn since 31 December 2021. This included adverse foreign exchange movements of $29.1bn.
Excluding foreign exchange movements, the total wholesale lending growth was driven by a $19.1bn increase in corporate and commercial balances. This can be attributed to an $8.1bn increase in Asia, notably $2.4bn in mainland China; a $6.1bn increase in North America including $3.2bn in Canada, and $3.0bn in the US; and a $2.3bn increase in Europe.
Further growth in wholesale lending was driven by a $16.8bn increase in loans and advances to banks, including a $9.4bn increase in Asia, notably $3.7bn in Hong Kong, and a $7.6bn increase in Europe.
Loans and advances to non-bank financial institutions grew by $3.2bn, including $2.0bn in Europe and $1.6bn in North America, partly offset by a decline of $0.4bn in Asia.
Loan commitments and financial guarantees declined by $2.1bn since 31 December 2021 to $412bn at 30 June 2022, including a $28bn increase related to unsettled reverse repurchase agreements. Excluding adverse foreign exchange movements of $22bn, loans commitments and financial guarantees increased by $19.9bn.
The allowance for ECL attributable to loans and advances to banks and customers of $7.9bn at 30 June 2022 decreased from $8.3bn at 31 December 2021. This included favourable foreign exchange movements of $0.4bn.
Excluding foreign exchange movements, the total decrease in the wholesale ECL allowance for loans and advances to customers and banks was driven by a $0.1bn fall in corporate and commercial balances. This was mainly attributable to a $0.1bn decline in each of the following sectors: wholesale and retail trade, accommodation and food, and other services, partly offset by an increase of $0.3bn in real estate.
The decline in ECL allowance for loans to corporate and commercial was largely offset by an increase in ECL allowance of $0.1bn for loans to non-bank financial institutions.

HSBC Holdings plc	81

Risk

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	399,152	95,590	14,707	117	509,566	(523)	(1,525)	(5,593)	(43)	(7,684)
– agriculture, forestry and fishing	6,455	884	366	—	7,705	(13)	(25)	(102)	—	(140)
– mining and quarrying	7,732	1,956	336	3	10,027	(7)	(28)	(151)	(1)	(187)
– manufacturing	74,788	17,584	1,922	52	94,346	(77)	(176)	(892)	(30)	(1,175)
– electricity, gas, steam and air-conditioning supply	14,199	1,749	242	—	16,190	(9)	(16)	(54)	—	(79)
– water supply, sewerage, waste management and remediation	3,141	358	43	—	3,542	(3)	(4)	(17)	—	(24)
– construction	9,914	3,458	803	1	14,176	(26)	(62)	(367)	(1)	(456)
– wholesale and retail trade, repair of motor vehicles and motorcycles	80,879	13,641	2,813	2	97,335	(76)	(162)	(1,706)	(1)	(1,945)
– transportation and storage	20,620	6,959	520	8	28,107	(56)	(98)	(150)	—	(304)
– accommodation and food	10,997	8,225	1,217	1	20,440	(26)	(161)	(118)	(1)	(306)
– publishing, audiovisual and broadcasting	19,953	1,925	237	26	22,141	(22)	(29)	(82)	(8)	(141)
– real estate	86,978	25,456	3,745	—	116,179	(105)	(557)	(1,237)	—	(1,899)
– professional, scientific and technical activities	15,740	2,181	499	—	18,420	(23)	(47)	(141)	—	(211)
– administrative and support services	19,520	7,411	838	24	27,793	(32)	(85)	(280)	(1)	(398)
– public administration and defence, compulsory social security	1,204	207	34	—	1,445	(1)	(2)	—	—	(3)
– education	1,320	218	60	—	1,598	(4)	(8)	(13)	—	(25)
– health and care	3,540	689	140	—	4,369	(7)	(12)	(23)	—	(42)
– arts, entertainment and recreation	1,135	761	135	—	2,031	(5)	(15)	(30)	—	(50)
– other services	10,383	1,486	556	—	12,425	(29)	(28)	(225)	—	(282)
– activities of households	827	30	—	—	857	—	—	—	—	—
– extra-territorial organisations and bodies activities	—	—	—	—	—	—	—	—	—	—
– government	9,808	399	201	—	10,408	(2)	—	(5)	—	(7)
– asset-backed securities	19	13	—	—	32	—	(10)	—	—	(10)
Non-bank financial institutions	61,153	4,429	361	—	65,943	(39)	(39)	(94)	—	(172)
Loans and advances to banks	95,091	1,311	79	—	96,481	(8)	(25)	(19)	—	(52)
At 30 Jun 2022	555,396	101,330	15,147	117	671,990	(570)	(1,589)	(5,706)	(43)	(7,908)
By geography
Europe	151,487	29,194	6,577	27	187,285	(276)	(581)	(1,567)	(11)	(2,435)
– of which: UK	109,746	16,645	5,048	26	131,465	(226)	(404)	(937)	(8)	(1,575)
Asia	305,524	52,054	5,784	73	363,435	(165)	(641)	(2,795)	(22)	(3,623)
– of which: Hong Kong	171,301	24,612	3,845	48	199,806	(66)	(439)	(1,355)	(22)	(1,882)
MENA	27,567	4,432	1,545	17	33,561	(22)	(75)	(873)	(10)	(980)
North America	58,350	12,821	495	—	71,666	(41)	(244)	(115)	—	(400)
Latin America	12,468	2,829	746	—	16,043	(66)	(48)	(356)	—	(470)
At 30 Jun 2022	555,396	101,330	15,147	117	671,990	(570)	(1,589)	(5,706)	(43)	(7,908)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	252,784	22,033	1,028	—	275,845	(96)	(165)	(71)	—	(332)
Financial	134,482	2,147	6	—	136,635	(5)	(12)	—	—	(17)
At 30 Jun 2022	387,266	24,180	1,034	—	412,480	(101)	(177)	(71)	—	(349)
By geography
Europe	185,084	10,421	519	—	196,024	(40)	(78)	(44)	—	(162)
– of which: UK	69,386	6,407	301	—	76,094	(34)	(50)	(33)	—	(117)
Asia	74,588	4,721	326	—	79,635	(40)	(36)	(6)	—	(82)
– of which: Hong Kong	27,975	1,201	309	—	29,485	(11)	(11)	(2)	—	(24)
MENA	7,424	707	35	—	8,166	(3)	(12)	(17)	—	(32)
North America	117,603	8,231	145	—	125,979	(17)	(50)	(1)	—	(68)
Latin America	2,567	100	9	—	2,676	(1)	(1)	(3)	—	(5)
At 30 Jun 2022	387,266	24,180	1,034	—	412,480	(101)	(177)	(71)	—	(349)
1    Included in loans and other credit-related commitments and financial guarantees is $70bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

82	HSBC Holdings plc

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	400,894	98,911	13,460	274	513,539	(665)	(1,874)	(5,601)	(64)	(8,204)
– agriculture, forestry and fishing	6,510	1,026	362	1	7,899	(10)	(23)	(104)	(1)	(138)
– mining and quarrying	7,167	2,055	447	16	9,685	(17)	(39)	(159)	(12)	(227)
– manufacturing	75,193	16,443	2,019	88	93,743	(110)	(176)	(931)	(31)	(1,248)
– electricity, gas, steam and air-conditioning supply	15,255	1,285	78	—	16,618	(16)	(21)	(31)	—	(68)
– water supply, sewerage, waste management and remediation	3,376	468	51	—	3,895	(5)	(4)	(20)	—	(29)
– construction	9,506	3,605	842	1	13,954	(24)	(44)	(439)	(1)	(508)
– wholesale and retail trade, repair of motor vehicles and motorcycles	79,137	12,802	3,003	2	94,944	(71)	(99)	(1,936)	(1)	(2,107)
– transportation and storage	21,199	7,726	658	9	29,592	(56)	(116)	(191)	—	(363)
– accommodation and food	8,080	14,096	1,199	1	23,376	(67)	(245)	(110)	(1)	(423)
– publishing, audiovisual and broadcasting	16,417	1,804	222	28	18,471	(37)	(47)	(94)	(6)	(184)
– real estate	93,633	25,154	2,375	98	121,260	(132)	(737)	(775)	—	(1,644)
– professional, scientific and technical activities	16,160	2,888	637	—	19,685	(26)	(40)	(172)	—	(238)
– administrative and support services	23,186	4,740	719	30	28,675	(40)	(84)	(296)	(11)	(431)
– public administration and defence, compulsory social security	938	333	—	—	1,271	(5)	(3)	—	—	(8)
– education	1,455	273	65	—	1,793	(4)	(15)	(18)	—	(37)
– health and care	3,743	928	183	—	4,854	(11)	(24)	(37)	—	(72)
– arts, entertainment and recreation	1,620	826	152	—	2,598	(6)	(44)	(42)	—	(92)
– other services	10,123	1,726	448	—	12,297	(26)	(101)	(246)	—	(373)
– activities of households	860	117	—	—	977	—	—	—	—	—
– extra-territorial organisations and bodies activities	2	—	—	—	2	—	—	—	—	—
– government	7,010	602	—	—	7,612	(2)	(2)	—	—	(4)
– asset-backed securities	324	14	—	—	338	—	(10)	—	—	(10)
Non-bank financial institutions	61,086	3,874	395	—	65,355	(44)	(26)	(40)	—	(110)
Loans and advances to banks	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)
At 31 Dec 2021	543,616	104,302	13,855	274	662,047	(723)	(1,903)	(5,641)	(64)	(8,331)
By geography
Europe	154,575	31,871	6,741	30	193,217	(356)	(654)	(1,806)	(9)	(2,825)
– of which: UK	101,029	24,461	5,126	28	130,644	(306)	(518)	(1,060)	(6)	(1,890)
Asia	297,423	53,993	3,997	199	355,612	(182)	(830)	(2,299)	(43)	(3,354)
– of which: Hong Kong	165,437	30,305	1,990	159	197,891	(85)	(650)	(836)	(21)	(1,592)
MENA	26,135	5,295	1,682	22	33,134	(62)	(108)	(1,028)	(11)	(1,209)
North America	53,513	10,397	652	—	64,562	(57)	(215)	(169)	—	(441)
Latin America	11,970	2,746	783	23	15,522	(66)	(96)	(339)	(1)	(502)
At 31 Dec 2021	543,616	104,302	13,855	274	662,047	(723)	(1,903)	(5,641)	(64)	(8,331)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1] (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	274,775	30,376	829	—	305,980	(130)	(193)	(60)	—	(383)
Financial	105,746	2,889	2	—	108,637	(9)	(9)	(1)	—	(19)
At 31 Dec 2021	380,521	33,265	831	—	414,617	(139)	(202)	(61)	—	(402)
By geography
Europe	189,770	15,585	673	—	206,028	(67)	(76)	(47)	—	(190)
– of which: UK	68,136	8,430	389	—	76,955	(55)	(49)	(28)	—	(132)
Asia	72,179	5,229	20	—	77,428	(35)	(40)	(5)	—	(80)
– of which: Hong Kong	31,314	1,517	10	—	32,841	(11)	(17)	(2)	—	(30)
MENA	6,335	1,017	19	—	7,371	(10)	(18)	(3)	—	(31)
North America	109,851	11,350	91	—	121,292	(24)	(66)	(1)	—	(91)
Latin America	2,386	84	28	—	2,498	(3)	(2)	(5)	—	(10)
At 31 Dec 2021	380,521	33,265	831	—	414,617	(139)	(202)	(61)	—	(402)
1    Included in loans and other credit-related commitments and financial guarantees is $42bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

HSBC Holdings plc	83

Risk
The following table presents the Group’s total exposure to mainland China commercial real estate at 30 June 2022, by country/territory and credit quality. Mainland China reported real estate exposures comprise exposures booked in mainland China and offshore where the ultimate parent and beneficial owner is based in mainland China, and all exposures booked on mainland China balance sheets.

Mainland China commercial real estate
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	9,773	6,488	441	16,702
Guarantees issued and others[2]	1,961	1,026	94	3,081
Total mainland China commercial real estate exposure at 30 Jun 2022	11,734	7,514	535	19,783
Distribution of mainland China commercial real estate exposure by credit quality
– Strong	2,095	2,117	145	4,357
– Good	2,429	2,898	58	5,385
– Satisfactory	3,104	2,272	175	5,551
– Sub-standard	1,946	95	157	2,198
– Credit impaired	2,160	132	—	2,292
At 30 Jun 2022	11,734	7,514	535	19,783
Allowance for ECL	(884)	(103)	(3)	(990)

Loans and advances to customers[1]	9,903	6,811	410	17,124
Guarantees issued and others[2]	1,747	2,376	79	4,202
Total mainland China commercial real estate exposure at 31 Dec 2021	11,650	9,187	489	21,326
Distribution of mainland China commercial real estate exposure by credit quality
– Strong	3,543	3,864	155	7,562
– Good	2,652	2,354	73	5,079
– Satisfactory	3,383	2,855	106	6,344
– Sub-standard	1,570	12	155	1,737
– Credit impaired	502	102	—	604
At 31 Dec 2021	11,650	9,187	489	21,326
Allowance for ECL	(560)	(49)	(2)	(611)
1    Amounts represent gross carrying amount.
2    Amounts represent nominal amount.
At 30 June 2022, the Group had no direct credit exposure to developers in the ‘red’ category of the Chinese government’s ‘three red lines’ framework. The Group’s exposures related to companies whose primary activities are focused on residential, commercial and mixed-use real estate activities. Lending is generally focused on tier 1 and 2 cities.
The Group‘s exposures related to mainland China commercial real estate that are booked in Hong Kong are generally higher risk exposures to a combination of state and privately owned enterprises.
This portfolio had 77% of exposure booked with a credit quality of ‘satisfactory’ or above, but had a higher degree of uncertainty due to tightening liquidity and increased refinancing risks. In addition, offshore exposures are typically higher risk than onshore exposures. At 30 June 2022, the Group had allowances for ECL of $884m (31 December 2021: $560m) held against mainland China commercial real estate exposures booked in Hong Kong. We will continue to monitor the situation closely.

84	HSBC Holdings plc

Supplementary information
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied by global business and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	891,822	128,105	19,086	117	1,039,130	(1,116)	(2,998)	(6,617)	(43)	(10,774)
– WPB	446,321	27,960	4,176	—	478,457	(564)	(1,446)	(981)	—	(2,991)
– CMB	269,446	73,681	11,440	95	354,662	(463)	(1,297)	(4,607)	(43)	(6,410)
– GBM	175,541	26,421	3,470	22	205,454	(89)	(239)	(1,029)	—	(1,357)
– Corporate Centre	514	43	—	—	557	—	(16)	—	—	(16)
Loans and advances to banks at amortised cost	95,091	1,311	79	—	96,481	(8)	(25)	(19)	—	(52)
– WPB	22,033	392	—	—	22,425	(1)	(1)	—	—	(2)
– CMB	22,322	197	—	—	22,519	(1)	—	—	—	(1)
– GBM	44,067	696	79	—	44,842	(5)	(24)	(19)	—	(48)
– Corporate Centre	6,669	26	—	—	6,695	(1)	—	—	—	(1)
Other financial assets measured at amortised cost	944,983	4,715	264	45	950,007	(71)	(119)	(85)	(6)	(281)
– WPB	204,810	1,717	126	45	206,698	(32)	(34)	(47)	(6)	(119)
– CMB	167,534	1,823	89	—	169,446	(14)	(18)	(32)	—	(64)
– GBM	481,926	1,166	43	—	483,135	(25)	(67)	(6)	—	(98)
– Corporate Centre	90,713	9	6	—	90,728	—	—	—	—	—
Total gross carrying amount on-balance sheet at 30 Jun 2022	1,931,896	134,131	19,429	162	2,085,618	(1,195)	(3,142)	(6,721)	(49)	(11,107)
Loans and other credit-related commitments	608,589	23,487	1,015	—	633,091	(124)	(159)	(54)	—	(337)
– WPB	233,329	1,941	138	—	235,408	(28)	(3)	—	—	(31)
– CMB	126,429	11,547	530	—	138,506	(62)	(97)	(44)	—	(203)
– GBM	248,675	9,998	347	—	259,020	(34)	(59)	(10)	—	(103)
– Corporate Centre	156	1	—	—	157	—	—	—	—	—
Financial guarantees	15,198	2,208	180	—	17,586	(6)	(19)	(17)	—	(42)
– WPB	1,268	11	1	—	1,280	—	(1)	—	—	(1)
– CMB	6,438	1,265	117	—	7,820	(4)	(7)	(13)	—	(24)
– GBM	7,492	932	62	—	8,486	(2)	(11)	(4)	—	(17)
– Corporate Centre	—	—	—	—	—	—	—	—	—	—
Total nominal amount off-balance sheet at 30 Jun 2022	623,787	25,695	1,195	—	650,677	(130)	(178)	(71)	—	(379)
WPB	106,858	971	1	24	107,854	(17)	(17)	(1)	(7)	(42)
CMB	72,335	678	1	8	73,022	(9)	(10)	(1)	(1)	(21)
GBM	90,086	308	—	1	90,395	(11)	(3)	—	—	(14)
Corporate Centre	3,195	299	—	—	3,494	(27)	(16)	—	—	(43)
Debt instruments measured at FVOCI at 30 Jun 2022	272,474	2,256	2	33	274,765	(64)	(46)	(2)	(8)	(120)

HSBC Holdings plc	85

Risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business (continued)
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	918,936	119,224	18,797	274	1,057,231	(1,367)	(3,119)	(6,867)	(64)	(11,417)
– WPB	469,477	17,285	5,211	—	491,973	(664)	(1,247)	(1,276)	—	(3,187)
– CMB	267,517	76,798	11,462	245	356,022	(571)	(1,369)	(4,904)	(53)	(6,897)
– GBM	181,247	25,085	2,124	29	208,485	(132)	(493)	(687)	(11)	(1,323)
– Corporate Centre	695	56	—	—	751	—	(10)	—	—	(10)
Loans and advances to banks at amortised cost	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)
– WPB	20,464	481	—	—	20,945	(1)	(1)	—	—	(2)
– CMB	15,269	352	—	—	15,621	(1)	—	—	—	(1)
– GBM	36,875	654	—	—	37,529	(10)	(2)	—	—	(12)
– Corporate Centre	9,028	30	—	—	9,058	(2)	—	—	—	(2)
Other financial assets measured at amortised cost	875,016	4,988	304	43	880,351	(91)	(54)	(42)	(6)	(193)
– WPB	207,335	1,407	175	43	208,960	(51)	(44)	(14)	(6)	(115)
– CMB	163,457	2,370	61	—	165,888	(12)	(8)	(20)	—	(40)
– GBM	409,808	1,204	62	—	411,074	(28)	(2)	(8)	—	(38)
– Corporate Centre	94,416	7	6	—	94,429	—	—	—	—	—
Total gross carrying amount on-balance sheet at 31 Dec 2021	1,875,588	125,729	19,101	317	2,020,735	(1,472)	(3,176)	(6,909)	(70)	(11,627)
Loans and other credit-related commitments	594,473	32,389	775	—	627,637	(165)	(174)	(40)	—	(379)
– WPB	235,722	2,111	153	—	237,986	(37)	(3)	—	—	(40)
– CMB	126,728	17,490	555	—	144,773	(80)	(118)	(37)	—	(235)
– GBM	231,890	12,788	67	—	244,745	(48)	(53)	(3)	—	(104)
– Corporate Centre	133	—	—	—	133	—	—	—	—	—
Financial guarantees	24,932	2,638	225	—	27,795	(11)	(30)	(21)	—	(62)
– WPB	1,295	15	1	—	1,311	—	(1)	—	—	(1)
– CMB	6,105	1,606	126	—	7,837	(7)	(16)	(17)	—	(40)
– GBM	17,531	1,017	98	—	18,646	(4)	(13)	(4)	—	(21)
– Corporate Centre	1	—	—	—	1	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2021	619,405	35,027	1,000	—	655,432	(176)	(204)	(61)	—	(441)
WPB	143,373	718	—	35	144,126	(20)	(7)	—	(5)	(32)
CMB	86,247	471	—	10	86,728	(11)	(1)	—	(1)	(13)
GBM	111,473	526	—	1	112,000	(13)	(2)	—	—	(15)
Corporate Centre	4,038	311	—	—	4,349	(25)	(11)	—	—	(36)
Debt instruments measured at FVOCI at 31 Dec 2021	345,131	2,026	—	46	347,203	(69)	(21)	—	(6)	(96)

86	HSBC Holdings plc

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	150,203	20,458	18,172	168,375	(2,297)	(432)	(96)	(2,393)
– UK	105,057	14,452	12,470	117,527	(1,450)	(391)	(85)	(1,535)
– France	32,009	4,743	3,737	35,746	(591)	(42)	(5)	(596)
– Germany	6,728	257	1,025	7,753	(100)	—	(2)	(102)
– Switzerland	1,194	716	441	1,635	(53)	—	—	(53)
– other	5,215	290	499	5,714	(103)	1	(4)	(107)
Asia	265,508	78,749	35,014	300,522	(3,563)	(1,096)	(49)	(3,612)
– Hong Kong	161,966	60,728	19,204	181,170	(1,871)	(971)	(13)	(1,884)
– Australia	9,516	2,534	1,022	10,538	(99)	(1)	—	(99)
– India	8,958	1,761	4,877	13,835	(78)	(26)	(3)	(81)
– Indonesia	3,546	87	207	3,753	(231)	(1)	—	(231)
– mainland China	34,239	6,488	7,959	42,198	(264)	(72)	(30)	(294)
– Malaysia	6,405	1,575	187	6,592	(130)	(12)	—	(130)
– Singapore	16,870	4,112	542	17,412	(781)	(6)	—	(781)
– Taiwan	6,129	—	118	6,247	—	—	—	—
– other	17,879	1,464	898	18,777	(109)	(7)	(3)	(112)
Middle East and North Africa (excluding Saudi Arabia)	23,347	1,531	354	23,701	(977)	(139)	(4)	(981)
– Egypt	1,794	81	126	1,920	(173)	(9)	(1)	(174)
– UAE	13,985	1,334	214	14,199	(625)	(128)	—	(625)
– other	7,568	116	14	7,582	(179)	(2)	(3)	(182)
North America	58,239	14,057	11,801	70,040	(380)	(114)	(22)	(402)
– US	30,050	5,985	9,854	39,904	(221)	(78)	(9)	(230)
– Canada	27,784	7,981	1,767	29,551	(140)	(28)	(3)	(143)
– other	405	91	180	585	(19)	(8)	(10)	(29)
Latin America	12,269	1,384	602	12,871	(467)	(118)	(1)	(468)
– Mexico	9,742	1,381	571	10,313	(425)	(118)	(1)	(426)
– other	2,527	3	31	2,558	(42)	—	—	(42)
At 30 Jun 2022	509,566	116,179	65,943	575,509	(7,684)	(1,899)	(172)	(7,856)

Europe	163,341	23,137	17,818	181,159	(2,770)	(546)	(41)	(2,811)
– UK	115,386	16,233	11,306	126,692	(1,855)	(489)	(32)	(1,887)
– France	34,488	5,520	4,391	38,879	(654)	(47)	(2)	(656)
– Germany	6,746	306	987	7,733	(120)	—	(3)	(123)
– Switzerland	1,188	731	688	1,876	(8)	—	—	(8)
– other	5,533	347	446	5,979	(133)	(10)	(4)	(137)
Asia	263,821	81,453	36,321	300,142	(3,297)	(731)	(44)	(3,341)
– Hong Kong	162,684	62,792	20,182	182,866	(1,585)	(624)	(7)	(1,592)
– Australia	9,937	2,596	717	10,654	(108)	(3)	—	(108)
– India	8,221	1,786	4,003	12,224	(84)	(29)	(8)	(92)
– Indonesia	3,436	86	226	3,662	(246)	(2)	(1)	(247)
– mainland China	33,555	6,811	9,359	42,914	(198)	(41)	(28)	(226)
– Malaysia	7,229	1,741	197	7,426	(172)	(21)	—	(172)
– Singapore	16,401	4,158	782	17,183	(792)	(5)	—	(792)
– Taiwan	6,291	31	47	6,338	—	—	—	—
– other	16,067	1,452	808	16,875	(112)	(6)	—	(112)
Middle East and North Africa (excluding Saudi Arabia)	21,963	1,555	376	22,339	(1,207)	(158)	(3)	(1,210)
– Egypt	1,788	69	152	1,940	(161)	(7)	—	(161)
– UAE	12,942	1,370	190	13,132	(811)	(149)	—	(811)
– other	7,233	116	34	7,267	(235)	(2)	(3)	(238)
North America	52,577	13,639	10,197	62,774	(427)	(87)	(18)	(445)
– US	27,002	5,895	8,511	35,513	(207)	(64)	(1)	(208)
– Canada	25,048	7,650	1,546	26,594	(198)	(15)	(6)	(204)
– other	527	94	140	667	(22)	(8)	(11)	(33)
Latin America	11,837	1,476	643	12,480	(503)	(122)	(4)	(507)
– Mexico	9,561	1,475	618	10,179	(452)	(122)	(4)	(456)
– other	2,276	1	25	2,301	(51)	—	—	(51)
At 31 Dec 2021	513,539	121,260	65,355	578,894	(8,204)	(1,644)	(110)	(8,314)
1    Real estate lending within this disclosure corresponds solely to the industry of the borrower.

HSBC Holdings plc	87

Risk

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	of which: credit cards	Total	First lien residential mortgages	Other personal	of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	158,799	45,323	7,897	204,122	(251)	(929)	(431)	(1,180)
– UK	152,508	17,614	7,546	170,122	(196)	(820)	(428)	(1,016)
– France[1]	2,710	21,286	318	23,996	(34)	(79)	(2)	(113)
– Germany	—	269	—	269	—	—	—	—
– Switzerland	1,208	5,309	—	6,517	—	(21)	—	(21)
– other	2,373	845	33	3,218	(21)	(9)	(1)	(30)
Asia	150,221	46,127	10,421	196,348	(55)	(657)	(407)	(712)
– Hong Kong	98,877	32,959	7,392	131,836	(1)	(343)	(234)	(344)
– Australia	22,143	466	397	22,609	(5)	(25)	(23)	(30)
– India	1,049	595	174	1,644	(6)	(24)	(16)	(30)
– Indonesia	77	266	138	343	(1)	(13)	(9)	(14)
– mainland China	10,055	1,037	459	11,092	(4)	(70)	(60)	(74)
– Malaysia	2,327	2,442	767	4,769	(34)	(106)	(27)	(140)
– Singapore	7,542	6,372	362	13,914	—	(38)	(13)	(38)
– Taiwan	5,463	1,133	234	6,596	—	(17)	(4)	(17)
– other	2,688	857	498	3,545	(4)	(21)	(21)	(25)
Middle East and North Africa (excluding Saudi Arabia)	2,430	3,350	736	5,780	(23)	(127)	(53)	(150)
– Egypt	—	357	91	357	—	(3)	(1)	(3)
– UAE	2,079	1,350	419	3,429	(15)	(82)	(41)	(97)
– other	351	1,643	226	1,994	(8)	(42)	(11)	(50)
North America	43,666	2,979	556	46,645	(128)	(80)	(51)	(208)
– US	16,488	714	214	17,202	(7)	(48)	(36)	(55)
– Canada	26,098	2,102	301	28,200	(32)	(27)	(10)	(59)
– other	1,080	163	41	1,243	(89)	(5)	(5)	(94)
Latin America	5,588	5,138	1,748	10,726	(116)	(552)	(184)	(668)
– Mexico	5,387	4,352	1,364	9,739	(116)	(516)	(168)	(632)
– other	201	786	384	987	—	(36)	(16)	(36)
At 30 Jun 2022	360,704	102,917	21,358	463,621	(573)	(2,345)	(1,126)	(2,918)

Europe	170,818	49,253	8,624	220,071	(329)	(1,006)	(437)	(1,335)
– UK	163,549	19,154	8,213	182,703	(223)	(823)	(434)	(1,046)
– France[1]	3,124	22,908	366	26,032	(38)	(91)	(3)	(129)
– Germany	—	282	—	282	—	—	—	—
– Switzerland	1,367	6,615	—	7,982	—	(75)	—	(75)
– other	2,778	294	45	3,072	(68)	(17)	—	(85)
Asia	149,709	46,781	11,413	196,490	(59)	(706)	(428)	(765)
– Hong Kong	98,019	32,996	8,154	131,015	(1)	(338)	(217)	(339)
– Australia	21,149	504	427	21,653	(5)	(33)	(32)	(38)
– India	981	543	181	1,524	(10)	(30)	(20)	(40)
– Indonesia	76	272	147	348	(1)	(20)	(14)	(21)
– mainland China	10,525	1,103	563	11,628	(4)	(72)	(66)	(76)
– Malaysia	2,532	2,657	791	5,189	(33)	(122)	(34)	(155)
– Singapore	7,811	6,649	367	14,460	—	(40)	(13)	(40)
– Taiwan	5,672	1,188	271	6,860	—	(17)	(5)	(17)
– other	2,944	869	512	3,813	(5)	(34)	(27)	(39)
Middle East and North Africa (excluding Saudi Arabia)	2,262	3,157	761	5,419	(26)	(146)	(60)	(172)
– Egypt	—	368	98	368	—	(3)	(1)	(3)
– UAE	1,924	1,232	417	3,156	(18)	(88)	(39)	(106)
– other	338	1,557	246	1,895	(8)	(55)	(20)	(63)
North America	43,529	3,091	555	46,620	(141)	(87)	(47)	(228)
– US	16,642	799	232	17,441	(12)	(53)	(36)	(65)
– Canada	25,773	2,123	284	27,896	(33)	(27)	(8)	(60)
– other	1,114	169	39	1,283	(96)	(7)	(3)	(103)
Latin America	5,050	4,687	1,505	9,737	(120)	(483)	(163)	(603)
– Mexico	4,882	4,006	1,172	8,888	(119)	(450)	(148)	(569)
– other	168	681	333	849	(1)	(33)	(15)	(34)
At 31 Dec 2021	371,368	106,969	22,858	478,337	(675)	(2,428)	(1,135)	(3,103)
1    Included in other personal lending as at 30 June 2022 is $18,726m (31 December 2021: $19,972m) guaranteed by Crédit Logement.

88	HSBC Holdings plc

Treasury risk

Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, together with the financial risks arising from the provision of pensions and other post-employment benefits to staff and their dependants. Treasury risk also includes the risk to our earnings or capital due to non-trading book foreign exchange exposures and changes in market interest rates.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Approach and policy
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory requirements at all times.
Our policy is underpinned by our risk management framework, our internal capital adequacy assessment process (‘ICAAP’) and our internal liquidity adequacy assessment process (‘ILAAP’). The risk framework incorporates a number of measures aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, non-trading book foreign exchange risk, and interest rate risk in the banking book.
A summary of our current policies and practices regarding the management of treasury risk is set out on pages 189 to 191 of the Annual Report and Accounts 2021.
Treasury risk management
Key developments in the first half of 2022
•Our CET1 position fell from 15.8% at 31 December 2021 to 13.6% at 30 June 2022, as a result of a $16.8bn reduction in CET1 capital and a $13.4bn increase in risk-weighted assets (‘RWAs‘).
•During the periods of high market volatility in the first half of 2022, we enhanced the monitoring and forecasting of our capital positions.
•The mark-to-market movement in financial instruments that impacted our capital ratio arose from the portfolio of high-quality liquid assets (‘HQLA’) held by our Markets Treasury business as economic hedges of net interest income. This portfolio is largely accounted for at fair value through other comprehensive income (‘FVOCI’), together with any derivative hedges held to offset the duration risk of the assets. During 1H22, we took steps to reduce the duration risk of this portfolio to reduce the capital impact from higher interest rates. The impact of this risk reduction reduced the hold-to-collect-and-
sell stressed value at risk (‘VaR’) exposure from $3.63bn at the end of 2021 to $2.34bn at the end of 1H22. For further details of the calculation of this exposure and the use of this metric in our interest rate risk management framework, see page 91.
•Our portfolio of hold-to-collect-and-sell assets forms a material part of our liquid asset buffer, and the duration risk of the portfolio acts as a hedge to our structural interest rate risk. We have recently approved a new hold-to-collect business model, which is currently being implemented at legal entity level, and certain new purchases of securities will be booked under this model. In future, this portfolio of assets will also form a more material part of our structural interest rate hedging. This will allow more flexibility in managing the market risk of the current hold-to-collect-and-sell portfolio to optimise returns from market movements while still safeguarding the Group’s capital and future earnings.
•All of the Group’s material operating entities were above regulatory minimum levels of capital, liquidity and funding at 30 June 2022. The Group and all entities had significant surplus liquidity, and maintained heightened liquidity coverage ratios (‘LCR’) throughout the first half of 2022.
•There have been no material capital or liquidity direct impacts from the inflationary pressures and increased uncertainty on the forward economic outlook exacerbated by the Russia-Ukraine war, although we continue to monitor developments closely.
•We continued to improve global consistency and control standards across a number of our processes. We are keeping the Prudential Regulation Authority (‘PRA’) and other relevant regulators informed of adverse findings from external and internal reviews.
•We continued to build our recovery and resolution capabilities in line with the Group’s preferred resolution strategy to meet requirements from the Bank of England (‘BoE’) under its Resolvability Assessment Framework (‘RAF’). We met our compliance deadline of 1 January 2022 to develop RAF capabilities. We publicly disclosed a summary of our preparedness for resolution on 10 June 2022, thereby completing the first RAF cycle. We will continue to enhance our capabilities during the second half of 2022 in discussion with the BoE.
For quantitative disclosures on capital ratios, own funds and RWAs, see pages 91 to 93. For quantitative disclosures on liquidity and funding metrics, see pages 94 to 95. For quantitative disclosures on interest rate risk in the banking book, see pages 96 to 97.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is underpinned by a global capital management framework and our ICAAP. The framework incorporates key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), leverage ratio and double leverage. The ICAAP is an assessment of the Group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from HSBC’s business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and Group risk driven by credit concentration risk in HSBC UK. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The Group’s ICAAP supports the determination of the consolidated capital risk appetite and target ratios, as well as enables the assessment and determination of capital requirements by regulators. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.

HSBC Holdings plc	89

Risk
HSBC Holdings is the provider of equity capital and MREL-eligible debt to its subsidiaries, and also provides them with non-equity capital where necessary. These investments are funded by HSBC Holdings’ own regulatory capital and MREL-eligible debt.
HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries.
As a matter of long-standing policy, the holding company retains a substantial holdings capital buffer comprising HQLA, which at 30 June 2022 was in excess of $18bn.
We aim to ensure that management has oversight of our liquidity and funding risks at Group and entity level through robust governance, in line with our risk management framework. We manage liquidity and funding risk at an operating entity level, in accordance with globally consistent policies, procedures and reporting standards. This ensures that obligations can be met in a timely manner, in the jurisdiction where they fall due.
Operating entities are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through the ILAAP, which ensures that operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively in each major entity. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the Group’s policies and controls.
Planning and performance
Capital and RWA plans form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are submitted to the Group Executive Committee on a monthly basis, and capital and RWAs are monitored and managed against the plan. The responsibility for global capital allocation principles rests with the Group Chief Financial Officer, supported by the Group Capital Management Meeting. This is a specialist forum addressing capital management, reporting into the HSBC Holdings Asset and Liability Management Committee (‘ALCO‘).
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives. Our strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified, and in order to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure.
Funding and liquidity plans form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the LCR together with an internal liquidity metric. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including net stable funding ratio (‘NSFR’), legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. Downside and Upside scenarios are assessed against our management objectives, and mitigating actions are assigned as necessary. We closely monitor future regulatory changes, and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1‘).

Regulatory developments
Our capital adequacy ratios have been affected by regulatory developments in 2022, including changes to internal-ratings based (’IRB’) modelling requirements and the UK’s implementation of the revisions to the Capital Requirements Regulation and Directive (’CRR II’).
Future changes to our ratios will occur with the implementation of Basel 3.1, with the PRA expected to consult on the UK’s implementation in the last quarter of 2022, with an effective date of 1 January 2025. We currently do not foresee a material net impact on our ratios from the initial implementation. The RWA output floor under Basel 3.1 will be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
Disposal of retail banking business in France
In relation to the sale of our retail banking business in France, we expect a reduction in the Group’s CET1 ratio of approximately 30 basis points (’bps’) in the second half of 2022 when classified as held for sale. This impact will be partly offset by the reduction in RWAs upon the estimated completion in 2023.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. We are progressing with a comprehensive programme to strengthen our processes, improve consistency, and enhance controls on various aspects of regulatory reporting. We have commissioned a number of independent external reviews, some at the request of our regulators, including one on our credit risk RWA reporting process, which is currently ongoing. These reviews have so far resulted in higher RWAs and changes to LCR through improvements in reporting accuracy. There may be further impacts on some of our regulatory ratios, such as the CET1 and LCR.
Stress testing and recovery and resolution planning
The Group uses stress testing to evaluate the robustness of plans and risk portfolios, and to meet the stress testing requirements set by supervisors. Stress testing also informs the ICAAP and ILAAP, and supports recovery planning in many jurisdictions. It is an important output used to evaluate how much capital and liquidity the Group requires in setting risk appetite for capital and liquidity risk. It is also used to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the programmes of the Bank of England, the US Federal Reserve Board, the European Banking Authority, the European Central Bank and the Hong Kong Monetary Authority, as well as stress tests undertaken in other jurisdictions. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital requirements through the ICAAP. The outcomes of stress testing exercises carried out by the PRA and other regulators feed into the setting of regulatory minimum ratios and buffers.
The Group and subsidiaries have established recovery plans, which set out potential options management could take in a range of stress scenarios that could result in a breach of our capital or liquidity buffers. All entities monitor internal and external triggers that could threaten their capital, liquidity or funding positions. Entities have established recovery plans providing detailed actions that management would consider taking in a stress scenario should their positions deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that our capital and liquidity position can be recovered even in an extreme stress event.
Recovery and resolution plans form part of the integral framework safeguarding the Group’s financial stability. The Group is committed to developing its recovery and resolution capabilities further, including in relation to the BoE’s Resolvability Assessment Framework.

90	HSBC Holdings plc

Measurement of interest rate risk in the banking book processes
Assessment and risk appetite
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or in order to hedge positions held with trading intent. Interest rate risk that can be economically hedged may be transferred to the Markets Treasury business. Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Markets Treasury cannot economically hedge is not transferred and will remain within the global business where the risks originate.
The Global Treasury function uses a number of measures to monitor and control interest rate risk in the banking book, including:
•net interest income sensitivity;
•economic value of equity sensitivity; and
•hold-to-collect-and-sell stressed value at risk.
Net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected net interest income (‘NII’) under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level, where entities calculate both one-year and five-year NII sensitivities across a range of interest rate scenarios.
NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure. The exception to this is where the size of the balances or repricing is deemed interest rate sensitive, for example, early prepayment of mortgages. These sensitivity calculations do not incorporate actions that would be taken by Markets Treasury or in the business that originates the risk to mitigate the effect of interest rate movements.
The NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario. The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates. However, customer product-specific interest rate floors are recognised where applicable.
Economic value of equity sensitivity
Economic value of equity (‘EVE’) represents the present value of the future banking book cash flows that could be distributed to equity holders under a managed run-off scenario. This equates to the current book value of equity plus the present value of future NII in this scenario. EVE can be used to assess the economic capital required to support interest rate risk in the banking book. An EVE sensitivity represents the expected movement in EVE due to pre-specified interest rate shocks, where all other economic variables are held constant. Operating entities are required to monitor EVE sensitivities as a percentage of capital resources.
Hold-to-collect-and-sell stressed value at risk
Hold-to-collect-and-sell stressed value at risk (‘VaR’) is a quantification of the potential losses to a 99% confidence level of the portfolio of high-quality liquid assets held under a hold-to-collect-and-and-sell business model in the Markets Treasury business. The portfolio is accounted for at fair value through other comprehensive income together with the derivatives held in designated hedging relationships with these securities. The mark-to-market of this portfolio therefore has an impact on CET1.
Stressed VaR is quantified based on the worst losses over a one-year period, using a historical time series stretching back to the beginning of 2007, and the assumed holding period is 60 days. At the end of June 2022, the stressed VaR of the portfolio is $2.34bn (December 2021: $3.63bn). The decrease is primarily due to actions taken to reduce the overall duration risk of the portfolio in order to reduce the potential capital impact from further increases in interest rates.

Capital risk in the first half of 2022
Capital overview

Capital adequacy metrics
	At
	30 Jun	31 Dec
	2022	2021
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	697.1	680.6
Counterparty credit risk	42.8	35.9
Market risk	27.4	32.9
Operational risk	84.4	88.9
Total RWAs	851.7	838.3
Capital on a transitional basis ($bn)
Common equity tier 1 capital	115.8	132.6
Tier 1 capital	137.5	156.3
Total capital	158.5	177.8
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	13.6	15.8
Tier 1 ratio	16.1	18.6
Total capital ratio	18.6	21.2
Capital on an end point basis ($bn)
Common equity tier 1 capital	115.8	132.6
Tier 1 capital	137.5	155.0
Total capital	150.6	167.5
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	13.6	15.8
Tier 1 ratio	16.1	18.5
Total capital ratio	17.7	20.0
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	656.6	717.0
Total net cash outflow ($bn)	491.7	518.0
LCR ratio (%)	134	138

Capital figures and ratios in the table above are calculated in accordance with the revisions to the Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above include the benefit of the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described in ‘Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments‘’ on page 94.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate comparatives.

HSBC Holdings plc	91

Risk
Own funds

Own funds disclosure
		At
		30 Jun	31 Dec
		2022	2021
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	154,654	162,918
28	Total regulatory adjustments to common equity tier 1	(38,874)	(30,353)
29	Common equity tier 1 capital	115,780	132,565
36	Additional tier 1 capital before regulatory adjustments	21,794	23,787
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	21,734	23,727
45	Tier 1 capital	137,514	156,292
51	Tier 2 capital before regulatory adjustments	22,278	23,018
57	Total regulatory adjustments to tier 2 capital	(1,273)	(1,524)
58	Tier 2 capital	21,005	21,494
59	Total capital	158,519	177,786
60	Total risk-weighted assets	851,743	838,263
	Capital ratios	%	%
61	Common equity tier 1 ratio	13.6	15.8
62	Tier 1 ratio	16.1	18.6
63	Total capital ratio	18.6	21.2
*    These are references to lines prescribed in the Pillar 3 ‘Own funds disclosure’ template.
At 30 June 2022, our common equity tier 1 (‘CET1’) capital ratio decreased to 13.6% from 15.8% at 31 December 2021, reflecting a decrease in CET1 capital of $16.8bn and an increase in RWAs of $13.4bn. The key drivers of the overall fall in our CET1 ratio were:
•a 0.8 percentage point impact from the UK’s implementation of new regulatory requirements, which decreased CET1 capital by $3.5bn and increased RWAs by $27.1bn. The changes included new internal ratings-based (‘IRB‘) modelling requirements, the deduction of intangible software assets from CET1 capital, and the new standardised approach to counterparty credit risk exposure;
•a 0.6 percentage point impact from the $4.8bn post-tax fall in the fair value of securities classified as held to collect and sell;
•a 0.3 percentage point impact from other underlying RWA movements (apart from foreign exchange). These are described in the following section; and
•a 0.1 percentage point impact from foreign exchange translation movements, which reduced CET1 capital by $5.7bn and RWAs by $34bn.
These movements were accompanied by a 0.5 percentage point fall in the CET1 ratio due to a $3.6bn increase in threshold deductions from CET1 capital, mainly as a result of these changes and increased deductions for significant investments in financial sector entities (including the acquisition of AXA Singapore).
Profits less an associated increase in deductions for deferred tax, dividends accrued and paid, the share buy-back announced in February 2022, and other movements, added $0.8bn to CET1 capital and 0.1 percentage point to the CET1 ratio.
At 30 June 2022, our Pillar 2A requirement, in accordance with the PRA’s Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was met by CET1 capital. Throughout the first half of 2022, we complied with the PRA’s regulatory capital adequacy requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	152.6	315.7	153.3	75.5	697.1
Counterparty credit risk	1.0	1.0	39.5	1.3	42.8
Market risk	1.3	0.6	19.4	6.1	27.4
Operational risk	31.2	24.6	28.9	(0.3)	84.4
At 30 Jun 2022	186.1	341.9	241.1	82.6	851.7
At 31 Dec 2021	178.3	332.9	236.2	90.9	838.3

RWAs by geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	192.7	330.9	51.1	92.4	30.0	697.1
Counterparty credit risk	22.2	12.2	1.8	4.8	1.8	42.8
Market risk[1]	22.1	25.9	2.2	3.6	1.0	27.4
Operational risk	20.6	41.7	5.8	11.2	5.1	84.4
At 30 Jun 2022	257.6	410.7	60.9	112.0	37.9	851.7
At 31 Dec 2021	261.1	396.3	60.2	110.4	35.9	838.3
1    Market risk RWAs are non-additive across geographical regions due to diversification effects within the Group.

92	HSBC Holdings plc

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB	GBM	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2022	176.6	332.0	215.9	80.9	32.9	838.3
Asset size	5.4	15.6	7.3	(2.9)	(5.5)	19.9
Asset quality	0.3	(0.9)	0.8	0.4	—	0.6
Model updates	0.1	1.3	(1.2)	(0.1)	—	0.1
Methodology and policy	12.3	10.1	6.8	(0.9)	—	28.3
Acquisitions and disposals	(1.5)	—	—	—	—	(1.5)
Foreign exchange movements	(8.4)	(16.8)	(7.9)	(0.9)	—	(34.0)
Total RWA movement	8.2	9.3	5.8	(4.4)	(5.5)	13.4
RWAs at 30 Jun 2022	184.8	341.3	221.7	76.5	27.4	851.7

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2022	236.5	371.0	57.9	105.1	34.9	32.9	838.3
Asset size	6.6	8.6	1.6	5.6	3.0	(5.5)	19.9
Asset quality	(1.8)	4.5	(0.2)	(1.6)	(0.3)	—	0.6
Model updates	(1.5)	1.8	—	(0.2)	—	—	0.1
Methodology and policy	15.5	9.5	1.4	1.6	0.3	—	28.3
Acquisitions and disposals	—	—	—	(1.5)	—	—	(1.5)
Foreign exchange movements	(19.8)	(10.6)	(2.0)	(0.6)	(1.0)	—	(34.0)
Total RWA movement	(1.0)	13.8	0.8	3.3	2.0	(5.5)	13.4
RWAs at 30 Jun 2022	235.5	384.8	58.7	108.4	36.9	27.4	851.7
RWAs rose by $13.4bn during the first half of the year, net of a decrease of $34.0bn due to foreign currency translation differences. This increase was mainly due to regulatory change and lending growth.
Asset size
CMB and GBM RWAs increased by $22.9bn as a result of corporate loan growth across all our major regions.
Retail term lending and mortgage growth in Asia and the UK led to most of the $5.4bn increase in WPB RWAs.
The $5.5bn fall in market risk RWAs reflected lower structural foreign exchange risk following additional hedging, and reduced value at risk and stressed value at risk.
The $2.9bn fall in Corporate Centre RWAs was mainly due to a decrease in the value of recognised significant investments in financial sector entities.
Asset quality
A $4.5bn RWA increase in Asia was mostly due to credit migration, primarily in CMB and WPB. A further $1.4bn increase, largely in GBM, was due to downgrades on exposures in Russia. This was partly offset by reductions related to improved ratings in Europe and favourable portfolio mix changes in North America, primarily in CMB.
Model updates
A revised commercial property loan model was the main cause of a $1.8bn increase of RWAs in Asia. This was mostly offset by reductions from the introduction of a GBM counterparty credit risk equity model, primarily in Europe.
Acquisitions and disposals
Our exit from mass market retail banking in the US through the sale of retail branches reduced our RWAs by $1.5bn.
Methodology and policy
Regulatory changes caused an RWA increase of $27.1bn. These included revised IRB modelling requirements and the UK‘s implementation of the CRR II rules.
These increases were partly offset by reductions due to risk parameter refinements in GBM, mostly in Europe and Asia, and the reversal of the beneficial changes to the treatment of software assets in Corporate Centre.
Reporting process improvements and RWA saves
Reporting process improvements and our RWA reduction programme contributed to the movements above.
Reporting process improvements led to an RWA increase of around $12bn during 2022 (2021: $6bn increase). This included an $8bn rise in RWAs from data enhancements related to small and medium-sized enterprises.
At 30 June 2022, our cumulative RWA saves as part of our reduction programme were $114bn. This included accelerated reductions of $9.6bn in 4Q19.
Leverage ratio1

	At
	30 Jun	31 Dec
	2022	2021
	$bn	$bn
Tier 1 capital	137.5	155.0
Total leverage ratio exposure	2,484.2	2,962.7
	%	%
Leverage ratio	5.5	5.2
1 The CRR II regulatory transitional arrangements for IFRS 9 are applied in the leverage ratio calculation. This calculation is in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks.
Our leverage ratio was 5.5% at 30 June 2022, up from 5.2% at 31 December 2021. The improvement was primarily due to the exclusion of central bank claims following the implementation of the UK leverage ratio framework of 1 January 2022. This was partly offset by a decline in tier 1 capital.
At 30 June 2022, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.8%, made up of an additional leverage ratio buffer of 0.7% and a

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countercyclical leverage ratio buffer of 0.1%.
These additional buffers translated into capital values of $17.4bn and $2.5bn respectively. We exceeded these leverage requirements.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the ‘Capital adequacy metrics’ table on page 91, including in the end point figures. Without their application, our CET1 ratio would be 13.6%.
The IFRS 9 regulatory transitional arrangements allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use.
The impact is defined as:
•    the increase in loan loss allowances on day one of IFRS 9 adoption; and
•    any subsequent increase in ECL in the non-credit-impaired book thereafter.
Any add-back must be tax affected and accompanied by a recalculation of deferred tax, exposure and RWAs. The impact is calculated separately for portfolios using the standardised (‘STD’) and internal ratings-based (‘IRB’) approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses.
The EU’s CRR ‘Quick Fix’ relief package increased the 2022 scalar from 25% to 75% the relief that banks may take for loan loss allowances recognised since 1 January 2020 on the non-credit-impaired book.
In the current period, the add-back to CET1 capital amounted to
$0.5bn under the STD approach with a tax impact of $0.1bn. At
31 December 2021, the add-back to the capital base under the STD approach was $1.0bn with a tax impact of $0.2bn.
Regulatory disclosures
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 30 June 2022 is expected to be published on or around 9 August 2022 at www.hsbc.com/investors.
Liquidity and funding risk in the first half of 2022
Liquidity metrics
At 30 June 2022, all of the Group’s material operating entities were above regulatory minimum levels.
Each entity maintains sufficient unencumbered liquid assets to comply with local and regulatory requirements. The liquidity value of these liquid assets for each entity is shown in the following table along with the individual LCR levels on a PRA basis. This basis may differ from local LCR measures due to differences in the way different regulators have implemented the Basel III standards.
Each entity maintains a sufficient stable funding profile and it is assessed by using the net stable funding ratio (‘NSFR’) or other appropriate metrics.
In addition to regulatory metrics, HSBC uses a wide set of measures to manage its liquidity and funding profile.
The Group liquidity and funding position at 30 June 2022 is analysed in the following sections.

Operating entities’ liquidity
	At 30 Jun 2022
	LCR	HQLA	Net outflows	NSFR[5]
	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[1]	228	138	61	165
HSBC Bank plc (non-ring-fenced bank)[2]	157	138	88	120
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[3]	160	138	86	132
The Hongkong and Shanghai Banking Corporation – Singapore branch[3]	168	12	7	133
Hang Seng Bank	207	48	23	155
HSBC Bank China	153	20	13	133
HSBC Bank USA	104	85	81	132
HSBC Continental Europe[4]	145	50	35	126
HSBC Middle East – UAE branch	248	11	4	156
HSBC Canada[4]	121	19	16	121
HSBC Mexico	132	7	5	127

	At 31 Dec 2021
HSBC UK Bank plc (ring-fenced bank)[1]	241	163	68	178
HSBC Bank plc (non-ring-fenced bank)[2]	150	135	90	107
The Hongkong and Shanghai Banking Corporation – Hong Kong branch[3]	154	145	94	135
The Hongkong and Shanghai Banking Corporation – Singapore branch[3]	179	18	10	145
Hang Seng Bank	169	43	25	144
HSBC Bank China	141	17	12	130
HSBC Bank USA	119	98	83	140
HSBC Continental Europe4,	145	54	37	128
HSBC Middle East – UAE branch	210	12	6	146
HSBC Canada[4]	119	22	18	123
HSBC Mexico	200	9	5	141
1    HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises four legal entities: HSBC UK Bank plc, Marks and Spencer Financial Services plc, HSBC Private Bank (UK) Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA.
2    HSBC Bank plc includes overseas branches and special purpose entities consolidated by HSBC for financial statements purposes.
3    The Hongkong and Shanghai Banking Corporation – Hong Kong branch and The Hongkong and Shanghai Banking Corporation – Singapore branch represent the material activities of The Hongkong and Shanghai Banking Corporation. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
4    HSBC Continental Europe and HSBC Canada represent the consolidated banking operations of the Group in France and Canada, respectively. HSBC Continental Europe and HSBC Canada are each managed as single distinct operating entities for liquidity purposes.
5    The calculation of NSFR on 30 June 2022 is based on the PRA rulebook, and the NSFR ratio at 31 December 2021 was following the Capital Requirements Regulation (CRR) regulation (EU) No 575/2013 requirement.

94	HSBC Holdings plc

At 30 June 2022, all of the Group’s principal operating entities were well above regulatory minimum levels.
The most significant movements in 2022 are explained below:
•HSBC UK Bank plc retained a strong liquidity position, although its liquidity ratio reduced to 228%, mainly due to growth in retail mortgages, commercial lending and the impact of foreign exchange movements.
•HSBC Bank plc’s liquidity ratio increased to 157%, mainly due to growth in customer deposits.
•The Hongkong and Shanghai Banking Corporation – Hong Kong branch’s liquidity ratio increased to 160%, mainly due to a decline in non-HQLA trading assets, offset by growth in customer loans.
•Hang Seng Bank’s liquidity ratio increased to 207%, mainly reflecting growth in its commercial surplus.
•The Hongkong and Shanghai Banking Corporation – Singapore branch retained a strong liquidity position, although its liquidity ratio decreased to 168%, mainly due to a lower commercial surplus.
•HSBC Bank China’s liquidity ratio increased to 153%, mainly due to growth in customer deposits and loans.
•HSBC Bank USA’s liquidity ratio decreased to 104%, mainly due to a decrease in deposits as a result of the exit of domestic mass market retail.
•HSBC Continental Europe maintained a strong liquidity position, with the liquidity ratio remaining largely unchanged.
•HSBC Bank Middle East – UAE branch retained a strong liquidity position, with a liquidity ratio of 248%.
•HSBC Canada maintained a strong liquidity position, with its liquidity ratio increasing to 121%.
Consolidated liquidity metrics
Liquidity coverage ratio
At 30 June 2022, the total HQLA held at entity level amounted to $802bn (31 December 2021: $880bn), a decrease of $78bn. The reduction is mainly due to foreign exchange movements. Since 2021, HSBC has maintained a revised approach to the application of the requirements under the EC Delegated Act and the PRA rulebook. This approach was used to assess the limitations in the fungibility of entity liquidity around the Group and resulted in an adjustment of $145bn to LCR HQLA and $8bn to LCR inflows. The change in methodology was designed to better incorporate local regulatory restrictions on the transferability of liquidity.
As a consequence, the Group LCR was 134% at 30 June 2022 (31 December 2021:138%). The $145bn of HQLA and $8bn of inflows remain available to cover liquidity risk in relevant entities.

	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$bn	$bn	$bn
High-quality liquid assets (in entities)	802	844	880
EC Delegated Act/PRA rulebook adjustment [1]	(153)	(189)	(172)
Group LCR HQLA	657	659	717
Net outflows	492	494	518
Liquidity coverage ratio	134%	134%	138%
1 This includes adjustments made to high-quality liquidity assets and inflows in entities to reflect liquidity transfer restrictions.
Liquid assets
After the $145bn adjustment, the Group LCR HQLA of $657bn (31 December 2021: $717bn) was held in a range of asset classes and currencies. Of these, 95% were eligible as level 1 (31 December 2021: 97%).

The following tables reflect the composition of the liquidity pool by asset type and currency at 30 June 2022:

Liquidity pool by asset type
	Liquidity pool	Cash	Level 1[1]	Level 2[1]
	$bn	$bn	$bn	$bn
Cash and balance at central bank	350	350	—	—
Central and local government bonds	289	—	263	26
Regional government and public sector entities	2	—	2	—
International organisation and multilateral development banks	10	—	10	—
Covered bonds	4	—	1	3
Other	2	—	1	1
Total at 30 Jun 2022	657	350	277	30
Total at 31 Dec 2021	717	390	302	25
1    As defined in EU and PRA regulation, level 1 assets means ‘assets of extremely high liquidity and credit quality’, and level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 30 Jun 2022	156	196	102	54	149	657
Liquidity pool at 31 Dec 2021	189	211	104	56	157	717

Sources of funding
Our primary sources of funding are customer current accounts and savings deposits payable on demand or at short notice. We issue secured and unsecured wholesale securities to supplement customer deposits, meet regulatory obligations and to change the currency mix, maturity profile or location of our liabilities.
The following ‘Funding sources’ and ‘Funding uses’ tables provide a view of how our consolidated balance sheet is funded. In practice, all the principal operating entities are required to manage liquidity and funding risk on a stand-alone basis.
The tables analyse our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.
In 1H22, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.

Funding sources
	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Customer accounts	1,651,301	1,710,574
Deposits by banks	105,275	101,152
Repurchase agreements – non-trading	129,707	126,670
Debt securities in issue	87,944	78,557
Cash collateral, margin and settlement accounts	112,180	65,452
Liabilities of disposal groups held for sale	3,907	9,005
Subordinated liabilities	20,711	20,487
Financial liabilities designated at fair value	126,006	145,502
Liabilities under insurance contracts	113,130	112,745
Trading liabilities	80,569	84,904
– repos	8,257	11,004
– stock lending	2,658	2,332
– other trading liabilities	69,654	71,568
Total equity	196,690	206,777
Other balance sheet liabilities	358,000	296,114
	2,985,420	2,957,939

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Funding uses
	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Loans and advances to customers	1,028,356	1,045,814
Loans and advances to banks	96,429	83,136
Reverse repurchase agreements – non-trading	244,451	241,648
Cash collateral, margin and settlement accounts	102,500	59,884
Assets held for sale	3,989	3,411
Trading assets	217,350	248,842
– reverse repos	15,884	14,994
– stock borrowing	11,664	8,082
– other trading assets	189,802	225,766
Financial investments	430,796	446,274
Cash and balances with central banks	363,608	403,018
Other balance sheet assets	497,941	425,912
	2,985,420	2,957,939
Interest rate risk in the banking book in the first half of 2022

Net interest income sensitivity
The following tables set out the assessed impact to a hypothetical base case projection of our net interest income (‘NII’), excluding pensions, insurance and investment in subsidiaries, under the following scenarios:
•an immediate shock of 25 basis points (‘bps’) to the current market-implied path of interest rates across all currencies on 1 July 2022 (effects over one year and five years); and
•an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 1 July 2022 (effects over one year and five years).
Calculations of the NII base case are based on certain assumptions: a static balance sheet, no management actions from the Markets Treasury business and a simplified 50% pass-through assumption applied for material entities as described below.
The calculations also incorporate the effects of interest rate behaviouralisation, hypothetical managed rate product pricing assumptions and customer behaviour, including prepayment of mortgages under the specific interest rate scenarios. The scenarios represent interest rate shocks to the current market implied path of rates.
The NII sensitivity analysis performed in the case of a down-shock does not include floors to market rates. It only includes floors on wholesale customer assets and liabilities when those are embedded in the terms of the contract. Floors have been maintained for retail deposits and loans to customers where this is contractual or where negative rates would not be applied.
As market and policy rates move, the degree to which these changes are passed on to customers will vary based on a number of factors, including the absolute level of market rates, regulatory and contractual frameworks, and competitive dynamics in particular markets. To aid comparability between markets, we have simplified the basis of preparation for our disclosure, and have used a 50% pass-through assumption for major entities on certain interest bearing deposits. The pass-through rates on our key deposit products to date are low and assumed to increase over time. Our pass-through asset assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on.
Immediate interest rate rises of 25bps and 100bps would increase projected NII for the 12 months to 30 June 2023 by $1,158m and $4,697m, respectively. Conversely, falls of 25bps and 100bps would decrease projected NII for the 12 months to 30 June 2023 by $1,214m and $5,954m, respectively.
The sensitivity of NII for 12 months decreased by $717m in the plus 100bps parallel shock and increased by $192m in the minus 100bps parallel shock, comparing 30 June 2022 with 31 December 2021.
The decrease in the sensitivity of NII for 12 months and five years in the up-shock scenarios is attributed to multiple drivers, including a change in balance sheet composition, currency depreciation (mainly in pound sterling and euros) and pricing caps on Hong Kong lending products. Given that implied forward rates have reached contractual pricing caps, the whole Hong Kong dollar mortgage portfolio is expected to change its benchmark from HIBOR to HSBC’s Hong Kong Dollar Best Lending Rate over the projection horizon.
As implied forward rates have increased, the impact from pricing floors has reduced on assets, and the sensitivity of NII for 12 months has increased in the minus 100bps parallel shock in US dollars and Hong Kong dollars. In pound sterling and euros, the sensitivity has decreased in the minus 100bps parallel shock, driven primarily by lower balance sheet size due to currency depreciation.
The NII sensitivities for 12 months in the minus 25bps parallel shock and for five years in both down-shock scenarios decreased at 30 June 2022 when compared with 31 December 2021. This was driven by the changes in the forecasted yield curves and changes in balance sheet composition and pricing.

NII sensitivity to an instantaneous change in yield curves (12 months) – 1 year NII sensitivity by currency
			Currency
	US dollar	HK dollar	Sterling	Euro	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2022 to Jun 2023 (based on balance sheet at 30 Jun 2022)
+25bps	109	183	356	111	399	1,158
-25bps	(120)	(188)	(393)	(104)	(409)	(1,214)
+100bps	433	720	1,513	460	1,571	4,697
-100bps	(881)	(1,254)	(1,677)	(419)	(1,723)	(5,954)
Change in Jan 2022 to Dec 2022 (based on balance sheet at 31 Dec 2021)
+25bps	125	265	420	106	393	1,309
-25bps	(257)	(536)	(594)	(170)	(395)	(1,952)
+100bps	458	1,054	1,739	632	1,531	5,414
-100bps	(466)	(1,020)	(2,070)	(595)	(1,610)	(5,761)

96	HSBC Holdings plc

NII sensitivity to an instantaneous change in yield curves (5 years) – cumulative 5 years NII sensitivity by currency
			Currency
	US dollar	HK dollar	Sterling	Euro	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2022 to Jun 2023 (based on balance sheet at 30 Jun 2022)
+25bps	850	1,011	3,002	622	2,519	8,004
-25bps	(896)	(1,017)	(3,081)	(606)	(2,585)	(8,185)
+100bps	3,354	4,028	12,128	2,561	9,952	32,023
-100bps	(5,623)	(6,617)	(12,483)	(2,556)	(10,776)	(38,055)
Change in Jan 2022 to Dec 2022 (based on balance sheet at 31 Dec 2021)
+25bps	1,026	1,410	3,333	827	2,510	9,106
-25bps	(1,701)	(2,887)	(4,216)	(997)	(2,600)	(12,401)
+100bps	3,922	4,870	13,389	3,919	9,841	35,941
-100bps	(5,060)	(7,052)	(14,893)	(3,571)	(10,481)	(41,057)

NII sensitivity to an instantaneous change in yield curves (5 years) – NII sensitivity by years
	Year 1	Year 2	Year 3	Year 4	Year 5	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2022 to Jun 2027 (based on balance sheet at 30 Jun 2022)
+25bps	1,158	1,491	1,675	1,799	1,881	8,004
-25bps	(1,214)	(1,516)	(1,708)	(1,830)	(1,917)	(8,185)
+100bps	4,697	5,943	6,690	7,171	7,522	32,023
-100bps	(5,954)	(7,128)	(7,875)	(8,371)	(8,727)	(38,055)
Change in Jan 2022 to Dec 2026 (based on balance sheet at 31 Dec 2021)
+25bps	1,309	1,758	1,896	2,002	2,141	9,106
-25bps	(1,952)	(2,324)	(2,593)	(2,687)	(2,845)	(12,401)
+100bps	5,414	6,738	7,492	7,937	8,360	35,941
-100bps	(5,761)	(7,664)	(8,675)	(9,354)	(9,603)	(41,057)

Market risk
Overview
Market risk is the risk of adverse financial impact on trading activities arising from changes in market parameters such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads. Exposure to market risk is separated into two portfolios: trading portfolios and non-trading portfolios.
Market risk in the first half of 2022
There were no material changes to the policies and practices for the management of market risk in the first half of 2022.
A summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 203 of the Annual Report and Accounts 2021.
Concerns over high inflation and recession risks increased during 1H22, against the backdrop of the Russia-Ukraine war and continued Covid-19 pandemic restrictions in Asia. High energy, commodity and food prices led to major central banks tightening their monetary policies at a much faster pace than anticipated at the start of the year, in order to counter rising inflation. Bond markets sold off sharply, although the rapid rise in bond yields to multi-year highs was moderated by the prospect that the cycle of rising global interest rates could prove to be short lived. In the second quarter, recession risks and tightening liquidity conditions led to losses in most global equity market sectors. Foreign exchange markets were dominated by a strengthening of the US dollar due to global geopolitical instability and the relatively fast pace of monetary tightening by the US Federal Reserve Board. Negative investor sentiment in credit markets led to credit spreads in investment-grade and high-yield debt benchmarks reaching their widest levels since the start of the Covid-19 pandemic.
We continued to manage market risk prudently in the first half of 2022. Sensitivity exposures and VaR remained within appetite as the business pursued its core market-making activity in support of our customers. Market risk was managed using a complementary set of risk measures and limits, including stress and scenario analysis.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR was predominantly generated by Markets and Securities Services. Market-making activities in the Global Debt Markets and Foreign Exchange businesses continued to be the key drivers of trading VaR at the end of 1H22. Trading VaR peaked in May 2022 but at 30 June 2022 was lower than at 31 December 2021. The moderate reduction in trading VaR during the first half of the year was due mainly to lower loss contributions from the Foreign Exchange business and greater offsetting gains from the Equity business. These were partly offset by larger losses from dividend risks and interest rates volatility that were captured within the risk not in VaR (‘RNIV’) framework. The RNIV framework covers risks from exposures in our trading book that are not fully captured by the VaR model. The VaR-based RNIVs are included within the metrics for each asset class.

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The Group trading VaR for the half-year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2022	11.3	26.8	14.6	16.1	(32.5)	36.3
Average	14.2	26.3	14.5	19.1	(35.1)	39.1
Maximum	29.2	33.9	19.2	27.9		55.6
Minimum	5.7	20.3	11.5	12.0		29.1

Half-year to 30 Jun 2021	13.6	33.5	15.8	18.3	(42.5)	38.7
Average	15.0	33.4	16.5	18.1	(46.2)	36.8
Maximum	31.8	50.4	24.3	29.4		48.2
Minimum	6.9	18.5	12.1	12.2		31.1

Half-year to 31 Dec 2021	9.1	25.9	15.4	24.8	(36.5)	38.8
Average	10.9	34.2	16.8	20.2	(44.8)	37.3
Maximum	20.0	51.7	22.7	26.9		53.8
Minimum	6.7	25.2	13.3	15.6		27.7
1    When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.
The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at 30 June 2022.
This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day

	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Half-year to 30 Jun 2022	36.3	21.1
Average	39.1	22.1
Maximum	55.6	28.4
Minimum	29.1	17.5

Half-year to 30 Jun 2021	38.7	26.4
Average	36.8	24.4
Maximum	48.2	30.0
Minimum	31.1	19.6

Half-year to 31 Dec 2021	38.8	21.6
Average	37.3	23.7
Maximum	53.8	28.6
Minimum	27.7	18.9
Back-testing
In 1H22, the Group experienced three loss exceptions against hypothetical profit and loss and no exceptions against actual profit and loss.
The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business.
The loss back-testing exception against hypothetical profit and loss comprised:
•a loss back-testing exception in February, mainly attributable to the effect of tightening credit spreads in benchmark credit indices, sovereigns and corporates on long credit risk protection positions;
•a loss exception in March, which was driven primarily by the impact of tightening credit spreads in benchmark credit indices on long credit risk protection, as well as losses from the effect of the US dollar weakening on foreign exchange positions; and
•a loss back-testing exception in June, driven mainly by the impact of tightening credit spreads in benchmark credit indices on long credit risk protection, movements in interest rates, as well as the effect of a temporary one-day US dollar weakening on foreign exchange positions.
There is an elevated probability of experiencing further VaR back-testing exceptions in the second half of the year, under the current volatile market environment and the shift in interest rate regime.
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments measured at fair value through other comprehensive income, debt instruments measured at amortised cost, and exposures arising from our insurance operations.
The VaR for non-trading activity at 30 June 2022 decreased materially compared with 31 December 2021 to $120.8m from $220.4m. This was primarily due to a reduction in interest rate risk as market interest rates increased, as well as the removal of Covid-19-related scenarios from the two-year VaR calculation window.
Non-trading VaR includes non-trading financial instruments held in portfolios managed by Markets Treasury. The management of interest rate risk in the banking book is described further in ‘Net interest income sensitivity’ on page 91.

98	HSBC Holdings plc

The Group non-trading VaR for the half-year is shown in the following table.

Non-trading VaR, 99% 1 day
	Interest rate	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m
Half-year to 30 Jun 2022	113.3	53.3	(45.7)	120.8
Average	148.4	61.9	(36.7)	173.7
Maximum	225.5	84.7		265.3
Minimum	109.2	50.3		119.1

Half-year to 30 Jun 2021	193.7	73.8	(18.0)	249.5
Average	201.1	80.5	(31.2)	250.5
Maximum	248.7	99.3		298.8
Minimum	163.3	64.7		193.5

Half-year to 31 Dec 2021	216.4	70.3	(66.3)	220.4
Average	200.3	73.4	(49.1)	224.6
Maximum	235.7	79.9		268.4
Minimum	179.3	68.7		194.6
1    When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.
Non-trading VaR excludes equity risk on securities held at fair value, non-trading book foreign exchange risk and the risks managed in HSBC Holdings arising from long-term capital issuance.
HSBC’s management of market risk in the non-trading book is described in the Treasury risk section on page 89.
For disclosure of the stressed value at risk of the Markets Treasury hold-to-collect-and-sell portfolio, see page 91. This portfolio of financial instruments is measured at fair value through other comprehensive income and is included in the non-trading VaR above. The stressed VaR quantitative disclosure provides the discrete potential capital impact from this portfolio.

Insurance manufacturing operations risk
Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate, growth asset and credit risks, as well as insurance underwriting and operational risks. Liquidity risk, while significant for other parts of the Group, is relatively minor for our insurance operations.
Insurance manufacturing operations risk in the first half of 2022
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2021.
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture is provided on page 210 of the Annual Report and Accounts 2021.
The risk profile of our insurance manufacturing operations are assessed in the Group’s ICAAP based on their financial capacity to support the risks to which they are exposed.
Capital adequacy is assessed on both the Group’s economic capital basis, and the relevant local insurance regulatory basis. The Group’s economic capital basis is largely aligned to European Solvency II regulations, other than in Hong Kong where it is based on the emerging Hong Kong risk-based capital regulations. Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases, allowing for business-as-usual volatility and extreme but plausible stress events. In addition, the insurance manufacturing operations manage their market, liquidity, credit, underwriting and non-financial risk exposures to Board-approved risk appetite limits.
Equity values, which are a key risk driver for the financial strength of the insurance operations, in general fell during the first half of the year. This was partly offset by the impact of rising interest rates. Overall, at 30 June 2022, the majority of the capital and financial risk positions of our insurance operations were within risk appetite. However, the impact of changes in market factors, relative to the economic assumptions in place at the start of the year, had a negative impact on reported profit before tax of $680m (1H21: $413m positive). We continue to monitor these risks closely in the current volatile economic climate.
The following table shows the composition of assets and liabilities by contract type.

HSBC Holdings plc	99

Risk

Balance sheet of insurance manufacturing subsidiaries by type of contract
	With DPF	Unit- linked	Other contracts[1]	Shareholder assets and liabilities	Total
	$m	$m	$m	$m	$m
Financial assets	89,110	8,294	20,912	8,435	126,751
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	29,688	8,073	3,752	1,395	42,908
– derivatives	210	—	21	5	236
– financial investments – at amortised cost	44,257	57	15,683	4,410	64,407
– financial investments – at fair value through other comprehensive income	8,992	—	432	1,750	11,174
– other financial assets[2]	5,963	164	1,024	875	8,026
Reinsurance assets	2,270	67	1,841	3	4,181
PVIF[3]	—	—	—	10,437	10,437
Other assets and investment properties	2,498	4	224	964	3,690
Total assets at June 2022	93,878	8,365	22,977	19,839	145,059
Liabilities under investment contracts designated at fair value	—	2,177	3,407	—	5,584
Liabilities under insurance contracts	90,169	5,558	17,468	—	113,195
Deferred tax[4]	223	5	17	1,616	1,861
Other liabilities	—	—	—	7,113	7,113
Total liabilities	90,392	7,740	20,892	8,729	127,753
Total equity	—	—	—	17,306	17,306
Total liabilities and equity at June 2022	90,392	7,740	20,892	26,035	145,059

Financial assets	88,969	8,881	19,856	9,951	127,657
– trading assets	—	—	—	—	—
– financial assets designated at fair value	30,669	8,605	3,581	1,827	44,682
– derivatives	129	1	15	2	147
– financial investments at amortised cost	42,001	61	14,622	4,909	61,593
– financial investments at fair value through other comprehensive income	10,858	—	459	1,951	13,268
– other financial assets[2]	5,312	214	1,179	1,262	7,967
Reinsurance assets	2,180	72	1,666	3	3,921
PVIF[3]	—	—	—	9,453	9,453
Other assets and investment properties	2,558	1	206	820	3,585
Total assets at December 2021	93,707	8,954	21,728	20,227	144,616
Liabilities under investment contracts designated at fair value	—	2,297	3,641	—	5,938
Liabilities under insurance contracts	89,492	6,558	16,757	—	112,807
Deferred tax[4]	179	9	24	1,418	1,630
Other liabilities	—	—	—	7,269	7,269
Total liabilities	89,671	8,864	20,422	8,687	127,644
Total equity	—	—	—	16,972	16,972
Total liabilities and equity at December 2021	89,671	8,864	20,422	25,659	144,616
1    Other contracts includes term assurance, credit life insurance, universal life insurance and certain investment contracts not included in the ‘Unit-linked’ or ‘With DPF’ columns.
2    Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.
3    Present value of in-force long-term insurance business.
4    Deferred tax includes the deferred tax liabilities arising on recognition of PVIF.
Market risk
Description and exposure
Market risk is the risk of changes in market factors affecting HSBC’s capital or profit. Market factors include interest rates, equity and growth assets, and foreign exchange rates.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are contracts with discretionary participating features (‘DPF’). These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which discretionary bonuses are added if allowed by the overall performance of the funds. These funds are primarily invested in bonds, with a proportion allocated to other asset classes to provide customers with the potential for enhanced returns.
DPF products expose HSBC to the risk of variation in asset returns, which will impact our participation in the investment performance.
In addition, in some scenarios the asset returns can become insufficient to cover the policyholders’ financial guarantees, in which case the shortfall has to be met by HSBC. Amounts are held against the cost of such guarantees, calculated by stochastic modelling.
The cost of such guarantees is accounted for as a deduction from the present value of in-force (’PVIF’) asset, unless the cost of guarantees is already explicitly allowed for within the insurance contract liabilities.
For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains, as fees earned are related to the market value of the linked assets.
Sensitivities
The following table illustrates the effects of selected interest rate, equity price and foreign exchange rate scenarios on our profit for the period and the total equity of our insurance manufacturing subsidiaries.
Where appropriate, the effects of the sensitivity tests on profit after tax and equity incorporate the impact of the stress on the PVIF.
Due in part to the impact of the cost of guarantees and hedging strategies, which may be in place, the relationship between the profit and total equity and the risk factors is non-linear, particularly in a low interest-rate environment.
Therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. For the same reason, the impact of the stress is not necessarily symmetrical on the upside and downside. The sensitivities are stated before allowance for management actions, which may mitigate the effect of changes in the market environment.

100	HSBC Holdings plc

The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates. The differences between the impacts on profit after tax and equity are driven by the changes in value of the bonds measured at fair value through other comprehensive income, which are only accounted for in equity.

Sensitivity of HSBC’s insurance manufacturing subsidiaries to market risk factors

	At 30 Jun 2022		At 31 Dec 2021
	Effect on profit after tax	Effect on total equity	Effect on profit after tax	Effect on total equity
	$m	$m	$m	$m
+100 basis point parallel shift in yield curves	(136)	(270)	(2)	(142)
-100 basis point parallel shift in yield curves	(47)	92	(154)	(9)
10% increase in equity prices	373	373	369	369
10% decrease in equity prices	(388)	(388)	(377)	(377)
10% increase in US dollar exchange rate compared with all currencies	126	126	80	80
10% decrease in US dollar exchange rate compared with all currencies	(127)	(127)	(80)	(80)

HSBC Holdings plc	101

Interim condensed financial statements (unaudited)

Consolidated income statement
		Half-year to
		30 Jun	30 Jun	31 Dec
		2022	2021	2021
	Notes*	$m	$m	$m
Net interest income		14,451	13,098	13,391
– interest income		20,855	17,960	18,228
– interest expense		(6,404)	(4,862)	(4,837)
Net fee income	2	6,064	6,674	6,423
– fee income		7,949	8,458	8,330
– fee expense		(1,885)	(1,784)	(1,907)
Net income from financial instruments held for trading or managed on a fair value basis		4,921	4,184	3,560
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		(3,051)	2,795	1,258
Change in fair value of designated debt and related derivatives		(158)	(67)	(115)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		68	548	250
Gains less losses from financial investments		21	433	136
Net insurance premium income		7,646	5,663	5,207
Other operating income		723	155	347
Total operating income		30,685	33,483	30,457
Net insurance claims and benefits paid and movement in liabilities to policyholders		(5,449)	(7,932)	(6,456)
Net operating income before change in expected credit losses and other credit impairment charges		25,236	25,551	24,001
Change in expected credit losses and other credit impairment charges		(1,090)	719	209
Net operating income		24,146	26,270	24,210
Employee compensation and benefits		(9,071)	(9,610)	(9,132)
General and administrative expenses		(5,445)	(5,675)	(5,917)
Depreciation and impairment of property, plant and equipment and right-of-use assets		(1,075)	(1,160)	(1,101)
Amortisation and impairment of intangible assets		(828)	(642)	(796)
Goodwill impairment		—	—	(587)
Total operating expenses		(16,419)	(17,087)	(17,533)
Operating profit		7,727	9,183	6,677
Share of profit in associates and joint ventures		1,449	1,656	1,390
Profit before tax		9,176	10,839	8,067
Tax credit/(charge)		39	(2,417)	(1,796)
Profit for the period		9,215	8,422	6,271
Attributable to:
– ordinary shareholders of the parent company		8,289	7,276	5,331
– preference shareholders of the parent company		—	7	—
– other equity holders		626	666	637
– non-controlling interests		300	473	303
Profit for the period		9,215	8,422	6,271
		$	$	$
Basic earnings per ordinary share	4	0.42	0.36	0.26
Diluted earnings per ordinary share	4	0.41	0.36	0.26
*    For Notes on the interim condensed financial statements, see page 108.

102	HSBC Holdings plc

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit for the period	9,215	8,422	6,271
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(4,907)	(1,368)	(771)
– fair value losses	(6,328)	(1,392)	(878)
– fair value gains transferred to the income statement on disposal	(53)	(375)	(89)
– expected credit recoveries/(losses) recognised in the income statement	20	(26)	(23)
– income taxes	1,454	425	219
Cash flow hedges	(2,063)	(238)	(426)
– fair value gains/(losses)	(1,646)	877	(282)
– fair value gains reclassified to the income statement	(1,127)	(1,195)	(319)
– income taxes and other movements	710	80	175
Share of other comprehensive income/(expense) of associates and joint ventures	(141)	104	(1)
– share for the period	(141)	104	(1)
Exchange differences	(8,521)	(449)	(1,944)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/(liability)	95	(747)	473
– before income taxes	(132)	(775)	668
– income taxes	227	28	(195)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	2,263	155	376
– before income taxes	3,030	(2)	514
– income taxes	(767)	157	(138)
Equity instruments designated at fair value through other comprehensive income	158	(348)	(98)
– fair value gains/(losses)	158	(345)	(98)
– income taxes	—	(3)	—
Effects of hyperinflation	417	166	149
Other comprehensive expense for the period, net of tax	(12,699)	(2,725)	(2,242)
Total comprehensive (expense)/income for the period	(3,484)	5,697	4,029
Attributable to:
– ordinary shareholders of the parent company	(4,246)	4,612	3,153
– preference shareholders of the parent company	—	7	—
– other equity holders	626	666	637
– non-controlling interests	136	412	239
Total comprehensive (expense)/income for the period	(3,484)	5,697	4,029

HSBC Holdings plc	103

Interim condensed financial statements (unaudited)

Consolidated balance sheet
		At
		30 Jun	31 Dec
		2022	2021
	Notes*	$m	$m
Assets
Cash and balances at central banks		363,608	403,018
Items in the course of collection from other banks		8,073	4,136
Hong Kong Government certificates of indebtedness		43,866	42,578
Trading assets		217,350	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		45,873	49,804
Derivatives	8	262,923	196,882
Loans and advances to banks		96,429	83,136
Loans and advances to customers		1,028,356	1,045,814
Reverse repurchase agreements – non-trading		244,451	241,648
Financial investments	9	430,796	446,274
Prepayments, accrued income and other assets		185,823	139,982
Current tax assets		1,151	970
Interests in associates and joint ventures	10	29,446	29,609
Goodwill and intangible assets		21,625	20,622
Deferred tax assets		5,650	4,624
Total assets		2,985,420	2,957,939
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation		43,866	42,578
Deposits by banks		105,275	101,152
Customer accounts		1,651,301	1,710,574
Repurchase agreements – non-trading		129,707	126,670
Items in the course of transmission to other banks		9,673	5,214
Trading liabilities		80,569	84,904
Financial liabilities designated at fair value		126,006	145,502
Derivatives	8	251,469	191,064
Debt securities in issue		87,944	78,557
Accruals, deferred income and other liabilities		163,600	123,778
Current tax liabilities		685	698
Liabilities under insurance contracts		113,130	112,745
Provisions	11	1,900	2,566
Deferred tax liabilities		2,894	4,673
Subordinated liabilities		20,711	20,487
Total liabilities		2,788,730	2,751,162
Equity
Called up share capital		10,188	10,316
Share premium account		14,662	14,602
Other equity instruments		21,691	22,414
Other reserves		(8,576)	6,460
Retained earnings		150,417	144,458
Total shareholders’ equity		188,382	198,250
Non-controlling interests		8,308	8,527
Total equity		196,690	206,777
Total liabilities and equity		2,985,420	2,957,939
*    For Notes on the interim condensed financial statements, see page 108.

104	HSBC Holdings plc

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit before tax	9,176	10,839	8,067
Adjustments for non-cash items:
Depreciation, amortisation and impairment	1,903	1,802	2,484
Net (gain)/loss from investing activities	174	(485)	(162)
Share of profits in associates and joint ventures	(1,449)	(1,656)	(1,390)
Gain on acquisition of subsidiary	(71)	—	—
Change in expected credit losses gross of recoveries and other credit impairment charges	1,246	(484)	(35)
Provisions including pensions	208	301	762
Share-based payment expense	177	254	213
Other non-cash items included in profit before tax	(866)	205	305
Change in operating assets	15,987	(3,811)	(232)
Change in operating liabilities	(27,501)	49,015	22,161
Elimination of exchange differences[1]	49,417	5,212	13,725
Dividends received from associates	60	10	798
Contributions paid to defined benefit plans	(102)	(342)	(167)
Tax paid	(1,264)	(997)	(2,080)
Net cash from operating activities	47,095	59,863	44,449
Purchase of financial investments	(271,382)	(263,198)	(229,844)
Proceeds from the sale and maturity of financial investments	248,983	298,596	222,594
Net cash flows from the purchase and sale of property, plant and equipment	(590)	(375)	(711)
Net cash flows from (purchase)/disposal of customer and loan portfolios	(3,756)	1,063	1,996
Net investment in intangible assets	(1,240)	(1,011)	(1,468)
Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures	(525)	(84)	(22)
Net cash from investing activities	(28,510)	34,991	(7,455)
Issue of ordinary share capital and other equity instruments	—	1,996	—
Cancellation of shares	(1,840)	—	(707)
Net sales/(purchases) of own shares for market-making and investment purposes	(443)	1	(1,387)
Purchase of non-controlling interest in subsidiary	(197)	—	—
Redemption of preference shares and other equity instruments	(723)	(3,450)	—
Subordinated loan capital issued	2,659	—	—
Subordinated loan capital repaid	(11)	(852)	(12)
Dividends paid to shareholders of the parent company and non-controlling interests	(4,497)	(4,121)	(2,262)
Net cash from financing activities	(5,052)	(6,426)	(4,368)
Net increase in cash and cash equivalents	13,533	88,428	32,626
Cash and cash equivalents at the beginning of the period	574,032	468,323	551,933
Exchange differences in respect of cash and cash equivalents	(40,243)	(4,818)	(10,527)
Cash and cash equivalents at the end of the period	547,322	551,933	574,032
Interest received was $22,011m (1H21: $19,761m; 2H21: $20,414m), interest paid was $7,146m (1H21: $6,552m; 2H21: $6,143m) and dividends received (excluding dividends received from associates, which are presented separately above) were $800m (1H21: $801m; 2H21: $1,097m).
1    Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

HSBC Holdings plc	105

Interim condensed financial statements (unaudited)

Consolidated statement of changes in equity
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Total share-holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777
Profit for the period	—	—	8,915	—	—	—	—	8,915	300	9,215
Other comprehensive income (net of tax)	—	—	2,637	(4,723)	(2,035)	(8,414)	—	(12,535)	(164)	(12,699)
– debt instruments at fair value through other comprehensive income	—	—	—	(4,844)	—	—	—	(4,844)	(63)	(4,907)
– equity instruments designated at fair value through other comprehensive income	—	—	—	121	—	—	—	121	37	158
– cash flow hedges	—	—	—	—	(2,035)	—	—	(2,035)	(28)	(2,063)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	2,263	—	—	—	—	2,263	—	2,263
– remeasurement of defined benefit asset/liability	—	—	98	—	—	—	—	98	(3)	95
– share of other comprehensive income of associates and joint ventures	—	—	(141)	—	—	—	—	(141)	—	(141)
– effects of hyperinflation	—	—	417	—	—	—	—	417	—	417
– exchange differences	—	—	—	—	—	(8,414)	—	(8,414)	(107)	(8,521)
Total comprehensive income for the period	—	—	11,552	(4,723)	(2,035)	(8,414)	—	(3,620)	136	(3,484)
Shares issued under employee remuneration and share plans	65	—	(65)	—	—	—	—	—	—	—
Dividends to shareholders	—	—	(4,202)	—	—	—	—	(4,202)	(295)	(4,497)
Redemption of securities	—	(723)	—	—	—	—	—	(723)	—	(723)
Cost of share-based payment arrangements	—	—	177	—	—	—	—	177	—	177
Cancellation of shares[4]	(133)	—	(1,000)	—	—	—	133	(1,000)	—	(1,000)
Other movements	—	—	(503)	3	—	—	—	(500)	(60)	(560)
At 30 Jun 2022	24,850	21,691	150,417	(5,354)	(2,232)	(31,183)	30,193	188,382	8,308	196,690

At 1 Jan 2021	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
Profit for the period	—	—	7,949	—	—	—	—	7,949	473	8,422
Other comprehensive income (net of tax)	—	—	(337)	(1,629)	(234)	(464)	—	(2,664)	(61)	(2,725)
– debt instruments at fair value through other comprehensive income	—	—	—	(1,351)	—	—	—	(1,351)	(17)	(1,368)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(278)	—	—	—	(278)	(70)	(348)
– cash flow hedges	—	—	—	—	(234)	—	—	(234)	(4)	(238)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	155	—	—	—	—	155	—	155
– remeasurement of defined benefit asset/liability	—	—	(762)	—	—	—	—	(762)	15	(747)
– share of other comprehensive income of associates and joint ventures	—	—	104	—	—	—	—	104	—	104
– effects of hyperinflation	—	—	166	—	—	—	—	166	—	166
– exchange differences	—	—	—	—	—	(464)	—	(464)	15	(449)
Total comprehensive income for the period	—	—	7,612	(1,629)	(234)	(464)	—	5,285	412	5,697
Shares issued under employee remuneration and share plans	352	—	(335)	—	—	—	—	17	—	17
Capital securities issued[1]	—	2,000	(4)	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	(3,732)	—	—	—	—	(3,732)	(389)	(4,121)
Redemption of securities[2]	—	(2,000)	—	—	—	—	—	(2,000)	—	(2,000)
Cost of share-based payment arrangements	—	—	254	—	—	—	—	254	—	254
Other movements	—	—	(48)	3	—	—	—	(45)	(29)	(74)
At 30 Jun 2021	24,976	22,414	144,319	190	223	(20,839)	26,935	198,218	8,546	206,764

106	HSBC Holdings plc

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2021	24,976	22,414	144,319	190	223	(20,839)	26,935	198,218	8,546	206,764
Profit for the period	—	—	5,968	—	—	—	—	5,968	303	6,271
Other comprehensive income (net of tax)	—	—	998	(826)	(420)	(1,930)	—	(2,178)	(64)	(2,242)
– debt instruments at fair value through other comprehensive income	—	—	—	(754)	—	—	—	(754)	(17)	(771)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(72)	—	—	—	(72)	(26)	(98)
– cash flow hedges	—	—	—	—	(420)	—	—	(420)	(6)	(426)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	376	—	—	—	—	376	—	376
– remeasurement of defined benefit asset/liability	—	—	474	—	—	—	—	474	(1)	473
– share of other comprehensive income of associates and joint ventures	—	—	(1)	—	—	—	—	(1)	—	(1)
– effects of hyperinflation	—	—	149	—	—	—	—	149	—	149
– exchange differences	—	—	—	—	—	(1,930)	—	(1,930)	(14)	(1,944)
Total comprehensive income for the period	—	—	6,966	(826)	(420)	(1,930)	—	3,790	239	4,029
Shares issued under employee remuneration and share plans	2	—	(1)	—	—	—	—	1	—	1
Dividends to shareholders	—	—	(2,058)	—	—	—	—	(2,058)	(204)	(2,262)
Transfers[3]	—	—	(3,065)	—	—	—	3,065	—	—	—
Cost of share-based payment arrangements	—	—	213	—	—	—	—	213	—	213
Cancellation of shares	(60)	—	(2,004)	—	—	—	60	(2,004)	—	(2,004)
Other movements	—	—	88	2	—	—	—	90	(54)	36
At 31 Dec 2021	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777
1    In 2021, HSBC Holdings issued $2,000m of additional tier 1 instruments on which there were $4m of external issue costs.
2    During 2021, HSBC Holdings redeemed $2,000m 6.875% perpetual subordinated contingent convertible securities.
3    Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired.
4    HSBC announced a share buy-back of $2.0bn in 2021 which was completed in April 2022. Additionally, HSBC announced a share buy-back of up to $1.0bn in February 2022, which concluded on 28 July 2022. At 30 June 2022, 264,942,444 ordinary shares had been purchased and cancelled, representing a nominal value of $133m, which has been transferred from share capital to capital redemption reserve within merger and other reserves.

HSBC Holdings plc	107

Notes on the interim condensed financial statements (unaudited)

Notes on the interim condensed financial statements
		Page			Page
1	Basis of preparation and significant accounting policies	108	10	Interests in associates and joint ventures	120
2	Net fee income	109	11	Provisions	123
3	Dividends	109	12	Contingent liabilities, contractual commitments and guarantees	123
4	Earnings per share	110	13	Legal proceedings and regulatory matters	124
5	Segmental analysis	110	14	Transactions with related parties	126
6	Fair values of financial instruments carried at fair value	114	15	Business acquisitions and disposals	127
7	Fair values of financial instruments not carried at fair value	118	16	Events after the balance sheet date	128
8	Derivatives	119	17	Interim Report 2022 and statutory accounts	128
9	Financial investments	120

1	Basis of preparation and significant accounting policies

(a) Compliance with International Financial Reporting Standards
Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2021 annual financial statements and in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2021.
These financial statements should be read in conjunction with the Annual Report and Accounts 2021, which were prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2022, there were no unendorsed standards effective for the half-year to 30 June 2022 affecting these financial statements, and there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU, and IFRSs issued by the IASB in terms of their application to HSBC.
Standards applied during the half-year to 30 June 2022
There were no new standards or amendments to standards that had an effect on these interim condensed financial statements.
(b)    Use of estimates and judgements
Management believes that our critical accounting estimates and judgements are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans. Management’s judgement with respect to the recognition of a deferred tax asset on the historical tax losses of HSBC Holdings changed during the period and a deferred tax asset of $1.8bn was recognised at 1H22. Management’s view is that improved profit forecasts for the UK, which reflect higher market interest rates and expectations of future increases, as well as the results for 1H22, represent convincing evidence that sufficient future taxable profits will be available to support recognition of the deferred tax asset. The improved forecasts reduced the expected recovery period of these tax losses, reducing the estimation uncertainty such that recognition of a deferred tax asset was considered appropriate.
Apart from the above deferred tax matter and estimates relating to ECL impairment, there were no material changes in the current period to any of the other critical accounting estimates and judgements disclosed in 2021, which are stated on pages 90 and 319 of the Annual Report and Accounts 2021.
(c)    Composition of the Group
There were no material changes in the composition of the Group in the half-year to 30 June 2022. For further details of future business acquisitions and disposals, see Note 15 ‘Business acquisitions and disposals’.
(d)    Future accounting developments
IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020 and December 2021. It has been adopted in its entirety for use in the UK. IFRS 17 has been adopted by the EU subject to certain optional exemptions, except for the December 2021 requirements which are pending adoption.
The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 will be effective from 1 January 2023. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely impact of its implementation remains uncertain. However, compared with the Group’s current accounting policy for insurance, there will be no present value of in-force long-term insurance business (‘PVIF’) asset recognised. Instead, the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin and gradually recognised in revenue as services are provided over the duration of the insurance contract.
(e)    Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

108	HSBC Holdings plc

(f)    Accounting policies
The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 318 to 328 of the Annual Report and Accounts 2021, as are the methods of computation.

2	Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Net fee income by product
Funds under management	1,224	1,304	1,352
Cards	1,201	1,035	1,178
Credit facilities	790	827	800
Account services	720	714	738
Broking income	707	895	706
Unit trusts	408	603	485
Underwriting	257	576	441
Global custody	471	500	478
Remittances	394	361	414
Imports/exports	321	300	320
Insurance agency commission	163	176	165
Other	1,293	1,167	1,253
Fee income	7,949	8,458	8,330
Less: fee expense	(1,885)	(1,784)	(1,907)
Net fee income	6,064	6,674	6,423
Net fee income by global business
Wealth and Personal Banking	2,619	3,042	2,852
Commercial Banking	1,919	1,786	1,853
Global Banking and Markets	1,526	1,857	1,746
Corporate Centre	—	(11)	(28)

3	Dividends
On 1 August 2022, the Directors approved an interim dividend for the 2022 half-year of $0.09 per ordinary share in respect of the financial year ending 31 December 2022. This distribution amounts to approximately $1,800m and will be payable on 29 September 2022. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2022			30 Jun 2021			31 Dec 2021
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– interim dividend	—	—	—	0.15	3,059	—	—	—	—
– second interim dividend	0.18	3,576	—	—	—	—	—	—	—
In respect of current year:
– interim dividend	—	—	—	—	—	—	0.07	1,421	—
Total	0.18	3,576	—	0.15	3,059	—	0.07	1,421	—
Total dividends on preference shares classified as equity (paid quarterly)[1]	—	—		4.99	7		—	—
Total coupons on capital securities classified as equity		626			666			637
Dividends to shareholders		4,202			3,732			2,058
1    HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021.

HSBC Holdings plc	109

Notes on the interim condensed financial statements (unaudited)

Total coupons on capital securities classified as equity
			Half-year to
			30 Jun	30 Jun	31 Dec
			2022	2021	2021
	First call date	Per security	$m	$m	$m
Perpetual subordinated contingent convertible securities[1]
– $2,000m issued at 6.875%[2]	Jun 2021	$68.750	—	69	—
– $2,250m issued at 6.375%	Sep 2024	$63.750	72	72	71
– $2,450m issued at 6.375%	Mar 2025	$63.750	78	78	78
– $3,000m issued at 6.000%	May 2027	$60.000	90	90	90
– $2,350m issued at 6.250%	Mar 2023	$62.500	73	73	74
– $1,800m issued at 6.500%	Mar 2028	$65.000	59	59	58
– $1,500m issued at 4.600%	Dec 2030	$46.000	34	35	34
– $1,000m issued at 4.000%[3]	Mar 2026	$40.000	20	—	20
– $1,000m issued at 4.700%[4]	Mar 2031	$47.000	24	—	24
– €1,500m issued at 5.250%	Sep 2022	€52.500	44	47	46
– €1,000m issued at 6.000%	Sep 2023	€60.000	33	34	36
– €1,250m issued at 4.750%	July 2029	€47.500	34	36	36
– £1,000m issued at 5.875%	Sep 2026	£58.750	37	41	39
– SGD1,000m issued at 4.700%[5]	Jun 2022	SGD47.000	14	18	17
– SGD750m issued at 5.000%	Sep 2023	SGD50.000	14	14	14
Total			626	666	637
1Discretionary coupons are paid twice a year on the perpetual subordinated contingent convertible securities, in denominations of 1,000 per security in each security’s issuance currency.
2This security was called by HSBC Holdings on 15 April 2021 and was redeemed and cancelled on 1 June 2021.
3This security was issued by HSBC Holdings on 9 March 2021. The first call date commences six calendar months prior to the reset date of 9 September 2026.
4This security was issued by HSBC Holdings on 9 March 2021. The first call date commences six calendar months prior to the reset date of 9 September 2031.
5This security was called by HSBC Holdings on 4 May 2022 and was redeemed and cancelled on 8 June 2022.

4	Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit attributable to shareholders of the parent company	8,915	7,949	5,968
Dividend payable on preference shares classified as equity	—	(7)	—
Coupon payable on capital securities classified as equity	(626)	(666)	(637)
Profit attributable to ordinary shareholders of the parent company	8,289	7,276	5,331

Basic and diluted earnings per share
	Half-year to
	30 Jun 2022			30 Jun 2021			31 Dec 2021
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic[1]	8,289	19,954	0.42	7,276	20,211	0.36	5,331	20,183	0.26
Effect of dilutive potential ordinary shares		130			97			103
Diluted[1]	8,289	20,084	0.41	7,276	20,308	0.36	5,331	20,286	0.26
1Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5	Segmental analysis
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of adjusted performance that removes the effects of significant items and currency translation from reported results. Therefore, we disclose these results as required by IFRSs. The 2021 adjusted performance information is presented on a constant currency basis. The income statements for the half-years to 30 June 2021 and 31 December 2021 are converted at the average rates of exchange for 2022, and the balance sheets at 30 June 2021 and 31 December 2021 at the prevailing rates of exchange on 30 June 2022.

110	HSBC Holdings plc

Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
Our global businesses
We provide a comprehensive range of banking and related financial services to our customers in our three global businesses. The products and services offered to customers are organised by these global businesses:
•Wealth and Personal Banking (‘WPB’) provides a full range of retail banking and wealth products to our customers from personal banking to ultra high net worth individuals. Typically, customer offerings include retail banking products, such as current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services. We also provide wealth management services, including insurance and investment products, global asset management services, investment management and Private Wealth Solutions for customers with more sophisticated and international requirements.
•Commercial Banking (‘CMB’) offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers customers access to products and services offered by other global businesses, such as Global Banking and Markets, which include foreign exchange products, raising capital on debt and equity markets and advisory services.
•Global Banking and Markets (‘GBM’) provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities, including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

HSBC adjusted profit before tax and balance sheet data
	Half-year to 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	10,922	7,217	7,841	(290)	25,690
– external	10,569	7,281	8,867	(1,027)	25,690
– inter-segment	353	(64)	(1,026)	737	—
– of which: net interest income/(expense)	7,658	5,007	2,296	(496)	14,465
Change in expected credit losses and other credit impairment (charges)/recoveries	(573)	(288)	(227)	(2)	(1,090)
Net operating income	10,349	6,929	7,614	(292)	24,600
Total operating expenses	(7,411)	(3,351)	(4,735)	121	(15,376)
Operating profit	2,938	3,578	2,879	(171)	9,224
Share of profit in associates and joint ventures	8	—	—	1,441	1,449
Adjusted profit before tax	2,946	3,578	2,879	1,270	10,673
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	27.6	33.5	27.0	11.9	100.0
Adjusted cost efficiency ratio	67.9	46.4	60.4	41.7	59.9
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	475,464	348,253	204,097	542	1,028,356
Interests in associates and joint ventures	484	14	121	28,827	29,446
Total external assets	882,490	619,490	1,318,425	165,015	2,985,420
Customer accounts	836,026	479,680	335,033	562	1,651,301

HSBC Holdings plc	111

Notes on the interim condensed financial statements (unaudited)

HSBC adjusted profit before tax and balance sheet data (continued)
	Half-year to 30 Jun 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	10,980	6,353	7,518	(117)	24,734
– external	10,782	6,326	8,305	(679)	24,734
– inter-segment	198	27	(787)	562	—
– of which: net interest income/(expense)	6,807	4,172	1,937	(374)	12,542
Change in expected credit losses and other credit impairment charges	38	228	405	4	675
Net operating income/(expense)	11,018	6,581	7,923	(113)	25,409
Total operating expenses	(7,277)	(3,371)	(4,724)	(148)	(15,520)
Operating profit/(loss)	3,741	3,210	3,199	(261)	9,889
Share of profit in associates and joint ventures	10	1	—	1,638	1,649
Adjusted profit before tax	3,751	3,211	3,199	1,377	11,538
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	32.5	27.8	27.7	12.0	100.0
Adjusted cost efficiency ratio	66.3	53.1	62.9	(126.5)	62.7
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	458,573	329,873	205,044	1,065	994,555
Interests in associates and joint ventures	467	15	121	27,315	27,918
Total external assets	859,383	581,741	1,164,916	184,436	2,790,476
Customer accounts	793,277	455,006	316,865	794	1,565,942

	Half-year to 31 Dec 2021
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	10,439	6,556	6,878	(296)	23,577
– external	10,354	6,460	7,676	(913)	23,577
– inter-segment	85	96	(798)	617	—
– of which: net interest income/(expense)	6,955	4,387	2,032	(353)	13,021
Change in expected credit losses and other credit impairment (charges)/recoveries	215	40	(80)	(1)	174
Net operating income/(expense)	10,654	6,596	6,798	(297)	23,751
Total operating expenses	(7,574)	(3,355)	(4,831)	313	(15,447)
Operating profit	3,080	3,241	1,967	16	8,304
Share of profit in associates and joint ventures	24	—	—	1,353	1,377
Adjusted profit before tax	3,104	3,241	1,967	1,369	9,681
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	32.1	33.5	20.3	14.1	100.0
Adjusted cost efficiency ratio	72.6	51.2	70.2	105.7	65.5
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	462,452	332,710	198,854	686	994,702
Interests in associates and joint ventures	490	13	119	27,938	28,560
Total external assets	889,349	589,834	1,157,478	175,688	2,812,349
Customer accounts	820,564	481,781	324,239	590	1,627,174
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to
	30 Jun 2022	30 Jun 2021	31 Dec 2021
	$m	$m	$m
Reported external net operating income by country/territory[1]	25,236	25,551	24,001
– UK	6,554	5,610	5,299
– Hong Kong	6,837	7,476	6,769
– US	1,964	1,993	1,802
– France	1,158	1,228	951
– other countries/territories	8,723	9,244	9,180
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

112	HSBC Holdings plc

Adjusted results reconciliation
	Half-year to
	30 Jun 2022			30 Jun 2021				31 Dec 2021
	Adjusted	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[1]	25,690	(454)	25,236	24,734	1,069	(252)	25,551	23,577	711	(287)	24,001
ECL	(1,090)	—	(1,090)	675	44	—	719	174	35	—	209
Operating expenses	(15,376)	(1,043)	(16,419)	(15,520)	(749)	(818)	(17,087)	(15,447)	(510)	(1,576)	(17,533)
Share of profit in associates and joint ventures	1,449	—	1,449	1,649	7	—	1,656	1,377	13	—	1,390
Profit before tax	10,673	(1,497)	9,176	11,538	371	(1,070)	10,839	9,681	249	(1,863)	8,067
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Adjusted balance sheet reconciliation
	At 30 Jun 2022	At 31 Dec 2021
	Reported and adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,028,356	994,702	51,112	1,045,814
Interests in associates and joint ventures	29,446	28,560	1,049	29,609
Total external assets	2,985,420	2,812,349	145,590	2,957,939
Customer accounts	1,651,301	1,627,174	83,400	1,710,574

Adjusted profit reconciliation
	Half-year to
	30 Jun 2022	30 Jun 2021	31 Dec 2021
	$m	$m	$m
Adjusted profit before tax	10,673	11,538	9,681
Significant items	(1,497)	(1,070)	(1,863)
– customer redress programmes (revenue)	(14)	18	(7)
– disposals, acquisitions and investment in new businesses (revenue)[1]	(288)	—	—
– fair value movements on financial instruments[2]	(220)	(194)	(48)
– restructuring and other related costs (revenue)[3]	68	(70)	(237)
– customer redress programmes (operating expenses)	6	(17)	(32)
– impairment of goodwill and other intangible assets	(9)	—	(587)
– restructuring and other related costs (operating expenses)	(1,040)	(848)	(988)
– currency translation on significant items		41	36
Currency translation		371	249
Reported profit before tax	9,176	10,839	8,067
1    Includes losses from classifying businesses as held-for-sale as part of a broader restructuring of our European business.
2 Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises gains and losses relating to the business update in February 2020, including losses associated with RWA reduction commitments.

HSBC Holdings plc	113

Notes on the interim condensed financial statements (unaudited)

6	Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2022 are consistent with those applied for the Annual Report and Accounts 2021.

Financial instruments carried at fair value and bases of valuation
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m
At 30 Jun 2022
Assets
Trading assets	148,156	66,218	2,976	217,350
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15,558	15,252	15,063	45,873
Derivatives	2,556	258,256	2,111	262,923
Financial investments	191,631	82,237	2,709	276,577
Liabilities
Trading liabilities	60,623	19,595	351	80,569
Financial liabilities designated at fair value	1,135	116,406	8,465	126,006
Derivatives	2,758	246,391	2,320	251,469

At 31 Dec 2021
Assets
Trading assets	180,423	65,757	2,662	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	17,937	17,629	14,238	49,804
Derivatives	2,783	191,621	2,478	196,882
Financial investments	247,745	97,838	3,389	348,972
Liabilities
Trading liabilities	63,437	20,682	785	84,904
Financial liabilities designated at fair value	1,379	136,243	7,880	145,502
Derivatives	1,686	186,290	3,088	191,064

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2022
Transfers from Level 1 to Level 2	2,407	1,937	538	—	55	—	—
Transfers from Level 2 to Level 1	4,066	3,488	99	—	203	—	—

At 31 Dec 2021
Transfers from Level 1 to Level 2	8,477	6,553	1,277	103	181	—	212
Transfers from Level 2 to Level 1	6,007	4,132	768	—	638	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Fair value adjustments
We adopt the use of fair value adjustments when we take into consideration additional factors not incorporated within the valuation model that would otherwise be considered by a market participant. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GBM. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

114	HSBC Holdings plc

Global Banking and Markets fair value adjustments
	At 30 Jun 2022		At 31 Dec 2021
	GBM	Corporate Centre	GBM	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	800	28	868	42
– bid-offer	427	—	412	—
– uncertainty	78	1	66	1
– credit valuation adjustment	300	21	228	35
– debt valuation adjustment	(204)	—	(92)	—
– funding fair value adjustment	199	6	254	6
– other	—	—	—	—
Model-related	61	—	57	—
– model limitation	61	—	57	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)[1]	99	—	106	—
Total	960	28	1,031	42
1    See Note 8 on the interim condensed financial statements on page 119.
The reduction in fair value adjustments was predominantly driven by changes in the rates and credit environment.
For further details of our risk-related and model-related adjustments, see pages 345 and 346 of the Annual Report and Accounts 2021.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	647	90	14,704	—	15,441	91	—	—	91
Asset-backed securities	468	114	29	—	611	—	—	—	—
Structured notes	—	—	—	—	—	—	8,465	—	8,465
Derivatives with monolines	—	—	—	—	—	—	—	—	—
Other derivatives	—	—	—	2,111	2,111	—	—	2,320	2,320
Other portfolios	1,594	2,772	330	—	4,696	260	—	—	260
At 30 Jun 2022	2,709	2,976	15,063	2,111	22,859	351	8,465	2,320	11,136

Private equity including strategic investments	544	2	13,732	—	14,278	9	—	—	9
Asset-backed securities	1,008	132	1	—	1,141	—	—	—	—
Structured notes	—	—	—	—	—	—	7,879	—	7,879
Other derivatives	—	—	—	2,478	2,478	—	—	3,088	3,088
Other portfolios	1,837	2,528	505	—	4,870	776	1	—	777
At 31 Dec 2021	3,389	2,662	14,238	2,478	22,767	785	7,880	3,088	11,753
The basis for determining the fair value of the financial instruments in the table above is explained on page 347 of the Annual Report and Accounts 2021.

HSBC Holdings plc	115

Notes on the interim condensed financial statements (unaudited)
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	3,389	2,662	14,238	2,478	785	7,880	3,088
Total gains/(losses) recognised in profit or loss	(7)	(22)	310	408	(45)	(1,103)	165
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(22)	—	408	(45)	—	165
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	310	—	—	(1,103)	—
– gains less losses from financial investments held at fair value through other comprehensive income	(7)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	(287)	(165)	(336)	(191)	(12)	(398)	(231)
– financial investments: fair value losses	(140)	—	—	—	—	(18)	—
– exchange differences	(147)	(165)	(336)	(191)	(12)	(380)	(231)
Purchases	506	1,026	1,707	—	13	—	—
New issuances	—	—	—	—	4	2,511	—
Sales	(186)	(698)	(299)	—	(95)	(22)	—
Settlements	(273)	(373)	(561)	(509)	(636)	(723)	(580)
Transfers out	(501)	(287)	(36)	(290)	(7)	(549)	(437)
Transfers in	68	833	40	215	344	869	315
At 30 Jun 2022	2,709	2,976	15,063	2,111	351	8,465	2,320
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2022	—	(37)	291	929	1	423	3,494
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(37)	—	929	1	—	3,494
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	291	—	—	423	—

At 1 Jan 2021	3,654	2,499	11,477	2,670	162	5,306	4,188
Total gains/(losses) recognised in profit or loss	2	(155)	1,038	195	15	(456)	466
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(155)	—	195	15	—	466
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	1,038	—	—	(456)	—
– gains less losses from financial investments held at fair value through other comprehensive income	2	—	—	—	—	—	—
Total losses recognised in other comprehensive income (‘OCI’)	(391)	23	(114)	23	(3)	2	29
– financial investments: fair value losses	(360)	—	—	—	—	—	—
– exchange differences	(31)	23	(114)	23	(3)	2	29
Purchases	390	1,094	1,631	—	482	—	—
New issuances	—	—	—	—	24	2,725	—
Sales	(214)	(244)	(499)	—	—	—	—
Settlements	(177)	(494)	(436)	(359)	(8)	(896)	(1,537)
Transfers out	(311)	(512)	(159)	(126)	(1)	(339)	(221)
Transfers in	290	298	50	274	186	895	496
At 30 Jun 2021	3,243	2,509	12,988	2,677	857	7,237	3,421
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2021	—	(99)	885	175	2	106	(4)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(99)	—	175	2	—	(4)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	885	—	—	106	—

116	HSBC Holdings plc

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2021	3,243	2,509	12,988	2,677	857	7,237	3,421
Total gains recognised in profit or loss	(12)	(223)	715	2,042	1	(380)	2,117
– net income from financial instruments held for trading or managed on a fair value basis	—	(223)	—	2,042	1	—	2,117
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	715	—	—	(380)	—
– gains less losses from financial investments held at fair value through other comprehensive income	(12)	—	—	—	—	—	—
Total gains recognised in other comprehensive income (‘OCI’)	(130)	(41)	(171)	(50)	(5)	(63)	(55)
– financial investments: fair value gains	(68)	—	—	—	—	—	—
– exchange differences	(62)	(41)	(171)	(50)	(5)	(63)	(55)
Purchases	635	894	2,061	—	532	1	—
New issuances	—	—	—	—	11	3,244	—
Sales	(366)	(229)	(717)	—	(4)	(27)	—
Settlements	(159)	(253)	(613)	(1,988)	(673)	(2,026)	(2,425)
Transfers out	(72)	(515)	(25)	(292)	(6)	(365)	(513)
Transfers in	250	520	—	89	72	259	543
At 31 Dec 2021	3,389	2,662	14,238	2,478	785	7,880	3,088
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2021	—	(309)	1,509	1,298	—	166	(969)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(309)	—	1,298	—	—	(969)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	1,509	—	—	166	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
	Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	172	(179)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	979	(977)	—	—
Financial investments	12	(6)	142	(143)
At 30 Jun 2022	1,163	(1,162)	142	(143)

Derivatives, trading assets and trading liabilities[1]	179	(197)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	795	(793)	—	—
Financial investments	24	(24)	105	(104)
At 30 Jun 2021	998	(1,014)	105	(104)

Derivatives, trading assets and trading liabilities[1]	143	(146)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	849	(868)	—	—
Financial investments	20	(20)	113	(112)
At 31 Dec 2021	1,012	(1,034)	113	(112)
1    ‘Derivatives, trading assets and trading liabilities’ is presented as one category to reflect the manner in which these financial instruments are risk-managed.
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the table above reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC Holdings plc	117

Notes on the interim condensed financial statements (unaudited)
Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 30 June 2022. There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages 349 and 350 of the Annual Report and Accounts 2021.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value		Valuation techniques	Key unobservable inputs	30 Jun 2022		31 Dec 2021
	Assets	Liabilities			Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments	15,441	91	See footnote 1	See footnote 1
Asset-backed securities (‘ABS’)	611	—
– collateralised loan/debt obligation	25	—	Market proxy	Prepayment rate			—	—
			Market proxy	Bid quotes	—	98	—	100
– other ABSs	586	—	Market proxy	Bid quotes	—	97	—	100
Loans held for securitisation	—	—
Structured notes	—	8,465
– equity-linked notes	—	6,648	Model – Option model	Equity volatility	6%	95%	6%	124%
			Model – Option model	Equity correlation	30%	98%	22%	99%
– Foreign exchange (‘FX’)-linked notes	—	994	Model – Option model	FX volatility	3%	40%	1%	99%
– other	—	823
Derivatives with monolines	—	—	Model – Discounted cash flow	Credit spread	—	—	—	—
Other derivatives	2,111	2,320
– interest rate derivatives	448	588
securitisation swaps	260	367	Model – Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	31	50	Model – Option model	Interest rate volatility	10%	42%	15%	35%
other	157	171
– FX derivatives	291	354
FX options	112	193	Model – Option model	FX volatility	1%	40%	1%	99%
other	179	161
– equity derivatives	1,232	1,154
long-dated single stock options	537	703	Model – Option model	Equity volatility	6%	124%	4%	138%
other	695	451
– credit derivatives	140	224
other	140	224
Other portfolios	4,696	260
– repurchase agreements	993	232	Model – Discounted cash flow	Interest rate curve	1%	5%	1%	5%
– other[2]	3,703	28
At 30 Jun 2022	22,859	11,136
1    Given the bespoke nature of the analysis in respect of each private equity holding, it is not practical to quote a range of key unobservable inputs.
2    ’Other’ includes a range of smaller holdings.

7	Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on pages 350 and 351 of the Annual Report and Accounts 2021.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2022		At 31 Dec 2021
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	96,429	96,445	83,136	83,293
Loans and advances to customers	1,028,356	1,021,944	1,045,814	1,044,575
Reverse repurchase agreements – non-trading	244,451	244,381	241,648	241,652
Financial investments – at amortised cost	154,219	148,456	97,302	102,267
Liabilities
Deposits by banks	105,275	105,197	101,152	101,149
Customer accounts	1,651,301	1,651,234	1,710,574	1,710,733
Repurchase agreements – non-trading	129,707	129,705	126,670	126,670
Debt securities in issue	87,944	85,581	78,557	79,243
Subordinated liabilities	20,711	21,683	20,487	26,206
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

118	HSBC Holdings plc

8	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value amount
	Assets and liabilities		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	8,856,919	38,611	127,897	2,187	130,084	122,431	247	122,678
Interest rate	15,558,726	237,907	220,316	3,620	223,936	220,007	1,181	221,188
Equities	573,332	—	11,919	—	11,919	10,843	—	10,843
Credit	199,195	—	3,255	—	3,255	3,321	—	3,321
Commodity and other	102,053	—	1,815	—	1,815	1,525	—	1,525
Gross total fair values	25,290,225	276,518	365,202	5,807	371,009	358,127	1,428	359,555
Offset					(108,086)			(108,086)
At 30 Jun 2022	25,290,225	276,518	365,202	5,807	262,923	358,127	1,428	251,469

Foreign exchange	7,723,034	43,839	79,801	1,062	80,863	77,670	207	77,877
Interest rate	14,470,539	162,921	151,631	1,749	153,380	146,808	966	147,774
Equities	659,142	—	12,637	—	12,637	14,379	—	14,379
Credit	190,724	—	2,175	—	2,175	3,151	—	3,151
Commodity and other	74,159	—	1,205	—	1,205	1,261	—	1,261
Gross total fair values	23,117,598	206,760	247,449	2,811	250,260	243,269	1,173	244,442
Offset					(53,378)			(53,378)
At 31 Dec 2021	23,117,598	206,760	247,449	2,811	196,882	243,269	1,173	191,064
The notional contract amounts of derivatives held for trading purposes and derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk. Derivative assets and liabilities increased during 1H22, reflecting changes in yield curves and the market environment.
Derivatives valued using models with unobservable inputs
The following table shows the difference between the fair value at initial recognition, which is the transaction price, and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases.

Unamortised balance of derivatives valued using models with significant unobservable inputs
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Unamortised balance at beginning of period	106	104	120
Deferral on new transactions	100	187	124
Recognised in the income statement during the period	(99)	(172)	(136)
– amortisation	(61)	(89)	(88)
– subsequent to unobservable inputs becoming observable	—	(3)	(1)
– maturity, termination or offsetting derivative	(38)	(80)	(47)
Exchange differences	(8)	1	(2)
Unamortised balance at end of period[1]	99	120	106
1 This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2022		At 31 Dec 2021
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	12,150	4	17,930	4
Interest rate	100,673	137,234	72,365	90,556
Total	112,823	137,238	90,295	90,560
The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with foreign currency borrowings. At 30 June 2022, the notional contract values of outstanding financial instruments designated as hedges of net investments in foreign operations were $26,457m (31 December 2021: $25,905m).
Interest rate benchmark reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
HSBC has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The items in hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the

HSBC Holdings plc	119

Notes on the interim condensed financial statements (unaudited)
derivatives impacted by the Ibor reform, including those designated in hedge accounting relationships, is disclosed on page 62 in the section ‘Financial instruments impacted by Ibor reform’. For further details on Ibor transition, see ’Areas of special interest’ on page 61.
The most significant Ibor benchmark in which the Group continues to have hedging instruments is US dollar Libor. During 2022 those instruments continued to be transitioned. It is expected that the transition out of US dollar Libor hedging derivatives will be largely completed by the end of 2022. This transition does not necessitate any new approaches compared with the mechanisms used so far for transition and it will not be necessary to change the transition risk management strategy. There is no significant judgement required for US dollar Libor to determine whether and when the transition uncertainty has been resolved.
For some of the Ibors included under the ‘Other’ header in the table below, judgement has been needed to establish whether a transition is required. This is because there are Ibor benchmarks subject to computation improvements and insertion of fallback provisions where their administrators have yet to provide full clarity on whether or when these Ibor benchmarks will be demised.
The notional amounts of interest rate derivatives designated in hedge accounting relationships do not represent the extent of the risk exposure managed by the Group but they are expected to be directly affected by market-wide Ibor reform and in scope of Phase 1 amendments and are shown in the table below. The cross-currency swaps designated in hedge accounting relationships and affected by Ibor reform are not significant and have not been presented below:

Hedging instrument impacted by Ibor reform
	Hedging instrument
	Impacted by Ibor reform					Not impacted by Ibor reform	Notional amount[3]
	€[1]	£	$	Other[2]	Total
	$m	$m	$m	$m	$m	$m	$m
Fair value hedges	9,094	—	7,903	10,461	27,458	109,776	137,234
Cash flow hedges	6,342	—	100	21,058	27,500	73,173	100,673
At 30 Jun 2022	15,436	—	8,003	31,519	54,958	182,949	237,907

Fair value hedges	6,178	—	18,525	6,615	31,318	59,238	90,556
Cash flow hedges	7,954	—	100	8,632	16,686	55,679	72,365
At 31 Dec 2021	14,132	—	18,625	15,247	48,004	114,917	162,921
1    The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with a Euribor benchmark, which are ‘Fair value hedges’ of $9,094m (31 December 2021: $6,178m) and ‘Cash flow hedges’ of $6,342m (31 December 2021: $7,954m).
2    Other benchmarks impacted by Ibor reform comprise mainly of Canadian dollar offered rate (‘CDOR’), Hong Kong interbank offered rate (‘HIBOR’) and Mexican interbank equilibrium interest rate (‘TIIE’) related derivatives.
3    The notional contract amounts of interest rate derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.

9	Financial investments

Carrying amounts of financial investments
	30 Jun	31 Dec
	2022	2021
	$m	$m
Financial investments measured at fair value through other comprehensive income	276,577	348,972
– treasury and other eligible bills	59,602	100,158
– debt securities	215,163	246,998
– equity securities	1,812	1,770
– other instruments	—	46
Debt instruments measured at amortised cost	154,219	97,302
– treasury and other eligible bills	55,392	21,634
– debt securities	98,827	75,668
At the end of the period	430,796	446,274

10	Interests in associates and joint ventures
At 30 June 2022, the carrying amount of HSBC’s interests in associates and joint ventures was $29,446m (31 December 2021: $29,609m).

Principal associates of HSBC
	At 30 Jun 2022		At 31 Dec 2021
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	23,559	9,764	23,616	8,537
The Saudi British Bank	4,472	6,910	4,426	5,599
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).
Bank of Communications Co., Limited
The Group’s investment in Bank of Communications Co., Limited (‘BoCom’) is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including representation on BoCom’s Board of Directors and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of BoCom’s net assets. An impairment test is required if there is any indication of impairment.

120	HSBC Holdings plc

Impairment testing
At 30 June 2022, the fair value of the Group’s investment in BoCom had been below the carrying amount for approximately 10 years. As a result, the Group performed an impairment test on the carrying amount, which confirmed that there was no impairment at 30 June 2022 as the recoverable amount as determined by a value-in-use (‘VIU’) calculation was higher than the carrying value.

	At 30 Jun 2022			At 31 Dec 2021
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn
BoCom	24.3	23.6	9.8	24.8	23.6	8.5
The headroom, which is defined as the extent to which the VIU exceeds the carrying value, decreased by $0.5bn compared with 31 December 2021. The decrease in headroom was principally due to revisions to management’s best estimates of BoCom’s future earnings in the short to medium term, partly offset by the impact on the VIU from BoCom’s actual performance, which was better than earlier estimates.
In future periods, the VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in a change in the VIU and an impairment include a short-term underperformance by BoCom, a change in regulatory capital requirements, or an increase in uncertainty regarding the future performance of BoCom resulting in a downgrade of the forecast of future asset growth or profitability. An increase in the discount rate could also result in a reduction of VIU and an impairment. At the point where the carrying value exceeds the VIU, impairment would be recognised.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying value.
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a VIU calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36. Significant management judgement is required in arriving at the best estimate. There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings, which is based on explicit forecasts over the short to medium term. This results in forecast earnings growth that is lower than recent historical actual growth and also reflects the uncertainty arising from the current economic outlook. Reflecting management’s intent to continue to retain its investment, earnings beyond the short to medium term are then extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.
Key assumptions in value-in-use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
•Long-term profit growth rate: 3% (31 December 2021: 3%) for periods after 2025, which does not exceed forecast GDP growth in mainland China and is similar to forecasts by external analysts.
•Long-term asset growth rate: 3% (31 December 2021: 3%) for periods after 2025, which is the rate that assets are expected to grow to achieve long-term profit growth of 3%.
•Discount rate: 10.03% (31 December 2021: 10.03%), which is based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 8.2% to 10.2% (31 December 2021: 8.7% to 10.1%) indicated by the CAPM. While the CAPM range sits at the lower end of the range adopted by selected external analysts of 9.9% to 13.5% (31 December 2021: 9.9% to 13.5%), we continue to regard the CAPM range as the most appropriate basis for determining this assumption.
•Expected credit losses (‘ECL’) as a percentage of customer advances: ranges from 0.99% to 1.15% (31 December 2021: 0.98% to 1.12%) in the short to medium term, reflecting reported credit experience through the ongoing Covid-19 pandemic in mainland China followed by an expected reversion to recent historical levels. For periods after 2025, the ratio is 0.97% (31 December 2021: 0.97%), which is higher than BoCom’s average ECL as a percentage of customer advances in recent years prior to the Covid-19 pandemic.
•Risk-weighted assets as a percentage of total assets: ranges from 61.0% to 63.2% (31 December 2021: 61.0% to 62.4%) in the short to medium term, reflecting reductions that may arise from a subsequent lowering of ECL and a continuation of the trend of strong retail loan growth. For periods after 2025, the ratio is 61.0% (31 December 2021: 61.0%). These rates are similar to BoCom’s actual results in recent years and forecasts disclosed by external analysts.
•Operating income growth rate: ranges from 4.6% to 7.3% (31 December 2021: 5.1% to 6.2%) in the short to medium term, and is lower than BoCom’s actual results in recent years and the forecasts disclosed by external analysts, reflecting BoCom’s most recent actual results, global trade tensions and industry developments in mainland China.
•Cost-income ratio: ranges from 35.5% to 35.8% (31 December 2021: 35.5% to 36.1%) in the short to medium term. These ratios are similar to BoCom’s actual results in recent years and forecasts disclosed by external analysts.
•Effective tax rate: ranges from 7.6% to 15.0% (31 December 2021: 6.8% to 15.0%) in the short to medium term, reflecting BoCom’s actual results and an expected increase towards the long-term assumption through the forecast period. For periods after 2025, the rate is 15.0% (31 December 2021: 15.0%), which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting.
•Capital requirements: capital adequacy ratio of 12.5% (31 December 2021: 12.5%) and tier 1 capital adequacy ratio of 9.5% (31 December 2021: 9.5%), based on BoCom’s capital risk appetite and capital requirements respectively.

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Notes on the interim condensed financial statements (unaudited)
The following table shows the change to each key assumption in the VIU calculation that on its own would reduce the headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
•Long-term profit growth rate	Decrease by 17 basis points
•Long-term asset growth rate	Increase by 15 basis points
•Discount rate	Increase by 23 basis points
•Expected credit losses as a percentage of customer advances	Increase by 2 basis points
•Risk-weighted assets as a percentage of total assets	Increase by 122 basis points
•Operating income growth rate	Decrease by 31 basis points
•Cost-income ratio	Increase by 70 basis points
•Long-term effective tax rate	Increase by 203 basis points
•Capital requirements – capital adequacy ratio	Increase by 25 basis points
•Capital requirements – tier 1 capital adequacy ratio	Increase by 169 basis points
The following table further illustrates the impact on VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change may occur at the same time. The selected rates of reasonably possible changes to key assumptions are based on external analysts’ forecasts, statutory requirements and other relevant external data sources, which can change period to period.

Sensitivity of VIU to reasonably possible changes in key assumptions
	Favourable change			Unfavourable change
		Increase in VIU	VIU		Decrease in VIU	VIU
	bps	$bn	$bn	bps	$bn	$bn
At 30 Jun 2022
Long-term asset/profit growth rate[1]	(75) / 82	3.3 / 4.0	27.6 / 28.3	82 / (75)	(4.5) / (2.9)	19.8 / 21.4
Discount rate	(183)	8.0	32.3	207	(5.2)	19.1
Expected credit losses as a percentage of customer advances	2022 to 2025: 103 2026 onwards: 91	1.6	25.9	2022 to 2025: 123 2026 onwards: 105	(2.8)	21.5
Risk-weighted assets as a percentage of total assets	(110)	0.1	24.4	247	(2.1)	22.2
Operating income growth rate	51	1.2	25.5	(69)	(1.7)	22.6
Cost-income ratio	(113)	1.1	25.4	188	(2.0)	22.3
Long-term effective tax rate	(426)	1.5	25.8	1,000	(3.6)	20.7
Capital requirements – capital adequacy ratio	—	—	24.3	274	(8.8)	15.5
Capital requirements – tier 1 capital adequacy ratio	—	—	24.3	304	(5.2)	19.1

At 31 Dec 2021
Long-term asset/profit growth rate[1]	(69) / 87	2.9 / 4.2	27.7 / 29.0	87 / (69)	(4.7) / (2.7)	20.1 / 22.1
Discount rate	(133)	5.4	30.2	207	(5.3)	19.5
Expected credit losses as a percentage of customer advances	2021 to 2025: 103 2026 onwards: 91	1.5	26.3	2021 to 2025: 121 2026 onwards: 105	(2.7)	22.1
Risk-weighted assets as a percentage of total assets	(111)	0.2	25.0	280	(2.1)	22.7
Operating income growth rate	37	1.0	25.8	(58)	(1.8)	23.0
Cost-income ratio	(152)	1.7	26.5	174	(1.7)	23.1
Long-term effective tax rate	(104)	0.3	25.1	1,000	(3.6)	21.2
Capital requirements – capital adequacy ratio	—	—	24.8	325	(10.0)	14.8
Capital requirements – tier 1 capital adequacy ratio	—	—	24.8	364	(6.5)	18.3
1    The reasonably possible ranges of the long-term profit growth rate and long-term asset growth rate assumptions reflect the close relationship between these assumptions, which would result in offsetting changes to each assumption.
Considering the interrelationship of the changes set out in the table above, management estimates that the reasonably possible range of VIU is $18.5bn to $29.0bn (31 December 2021: $19.0bn to $29.3bn). The range is based on impacts set out in the table above arising from the favourable/unfavourable change in the earnings in the short to medium term, the long-term expected credit losses as a percentage of customer advances and a 50bps increase/decrease in the discount rate. All other long-term assumptions, and the basis of the CMC have been kept unchanged when determining the reasonably possible range of the VIU.
The Saudi British Bank
The Group’s investment in The Saudi British Bank (‘SABB’) is classified as an associate. HSBC is the largest shareholder in SABB with a shareholding of 31%. Significant influence in SABB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
There were no indicators of impairment at 30 June 2022. The fair value of the Group’s investment in SABB of $6.9bn was above the carrying amount of $4.5bn.

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11	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 31 Dec 2021	383	619	386	558	1,946
Additions	105	110	34	104	353
Amounts utilised	(147)	(275)	(49)	(132)	(603)
Unused amounts reversed	(41)	(74)	(38)	(66)	(219)
Exchange and other movements	12	(10)	(34)	(55)	(87)
At 30 Jun 2022	312	370	299	409	1,390
Contractual commitments[1]
At 31 Dec 2021					620
Net change in expected credit loss provision and other movements					(110)
At 30 Jun 2022					510
Total provisions
At 31 Dec 2021					2,566
At 30 Jun 2022					1,900
1    Contractual commitments include the provision for contingent liabilities measured under IFRS 9 ‘Financial Instruments’ in respect of financial guarantees and the expected credit loss provision on off-balance sheet guarantees and commitments.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 13. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action. Further details of customer remediation are set out in this note.
At 30 June 2022, $123m (31 December 2021: $173m) of the customer remediation provision related to the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. Payments totalling $18m were made during the first six months of 2022, and the provision was decreased by $16m coupled with favourable foreign exchange movements of $16m.
At 30 June 2022, a provision of $83m (31 December 2021: $87m) was held relating to the liability for redress payable to customers following a review of collections and recoveries practices in the UK. During the first six months of 2022, redress payments and incurred operating costs totalled $14m and the provision was increased by $19m and saw favourable foreign exchange movements of $9m.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 12. Further analysis of the movement in the expected credit loss provision is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on page 75.

12	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Guarantees and contingent liabilities:
– financial guarantees	17,586	27,795
– performance and other guarantees	84,103	85,534
– other contingent liabilities	816	858
At the end of the period	102,505	114,187
Commitments:[1]
– documentary credits and short-term trade-related transactions	9,972	8,827
– forward asset purchases and forward deposits placed	76,144	47,184
– standby facilities, credit lines and other commitments to lend	740,313	759,463
At the end of the period	826,429	815,474
1    Includes $633,091m of commitments at 30 June 2022 (31 December 2021: $627,637m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 11.
The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 13.

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Notes on the interim condensed financial statements (unaudited)

13	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2021. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2022 (see Note 11). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. Following an initial dismissal of certain claims, which was later reversed on appeal, the cases were remanded to the US Bankruptcy Court, where they are now pending.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court dismissed certain claims by the Fairfield liquidators and granted a motion by the liquidators to file amended complaints. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ’New York District Court’), and these appeals remain pending.
In January 2020, the Fairfield liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court dismissed the majority of those claims. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court’s decision to the New York District Court, and these appeals are currently pending. In May 2022, the liquidators voluntarily dismissed their claims against HSBC Bank USA N.A. (‘HSBC Bank USA’) in the US Bankruptcy Court. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims and other HSBC companies that were not dismissed are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2022 for UK-based defendants and November 2022 for all other defendants.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. Two hearings before the UK Privy Council took place during 2021. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. For several years thereafter, HSBC retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and

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the FCA determined that no further Skilled Person work is required. Separately, the Independent Consultant has completed its latest review pursuant to the FRB cease-and-desist order, which remains in place. The roles of each of the FCA Skilled Person and the FRB Independent Consultant are discussed on page 209 of the Annual Report and Accounts 2021.
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC’s motions to dismiss in five of these cases; appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. In September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC both appealed the General Court’s decision to the European Court of Justice (the ‘Court of Justice’). In June 2021, the EC adopted a new fining decision for an amount that was 5% less than the previously annulled fine, and subsequently withdrew its appeal to the Court of Justice. HSBC has appealed the EC’s June 2021 fining decision to the General Court, and its appeal to the Court of Justice on liability also remains pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court.
Singapore interbank offered rate (‘Sibor’) and Singapore swap offer rate (‘SOR’): In 2016, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in products related to the Sibor and SOR benchmark rates. The complaint alleges, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.
In October 2021, The Hongkong and Shanghai Banking Corporation Limited reached a settlement in principle with the plaintiffs to resolve this action, the agreement for which was executed in May 2022. The settlement received preliminary court approval in June 2022, and the final approval hearing is scheduled for November 2022.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Foreign exchange-related investigations and litigation
In December 2021, the EC issued a settlement decision finding that a number of banks, including HSBC, had engaged in anti-competitive practices in an online chatroom between 2011 and 2012 in the foreign exchange spot market. The EC imposed a €174.3m fine on HSBC in connection with this matter, which has been paid.
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc’s and HSBC Bank USA’s applications to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.
In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. The High Court claim has since been transferred to the Competition Appeals Tribunal and these matters remain pending. Additionally, lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil and Israel. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Precious metals fix-related litigation
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in May 2022.

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Notes on the interim condensed financial statements (unaudited)
Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In February 2022, following the conclusion of pre-class certification discovery, the defendants filed a motion seeking to dismiss the plaintiffs’ antitrust claims, which remains pending.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants‘ motion to dismiss the plaintiffs’ third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Film finance litigation
In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. In December 2018 and June 2019, two further actions were brought against PBGB in the High Court of England and Wales by multiple claimants in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In January 2022, the parties reached an agreement to resolve these disputes and, in February 2022, the actions against HSBC UK Bank plc (as successor to PBGB) were discontinued.
In June 2020, two separate claims were issued against HSBC UK Bank plc (as successor to PBGB) in the High Court of England and Wales by two separate groups of investors in Eclipse film finance schemes in connection with PBGB’s role in the development of such schemes. These actions are ongoing.
In April 2021, HSBC UK Bank plc (as successor to PBGB) was served with a claim issued in the High Court of England and Wales in connection with PBGB’s role in the development of the Zeus film finance schemes. This action is at an early stage.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
•investigations by tax administration, regulatory and law enforcement authorities in Argentina, India and elsewhere in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;
•an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to bond issuances, among other things;
•investigations by US regulators concerning compliance with records preservation requirements relating to the use of unapproved electronic messaging platforms for business communications;
•an investigation by the PRA in connection with depositor protection arrangements in the UK;
•an investigation by the FCA in connection with collections and recoveries operations in the UK;
•an investigation by the UK Competition and Markets Authority into potentially anti-competitive arrangements involving historical trading activities relating to certain UK-based fixed income products and related financial instruments;
•a putative class action brought in the New York District Court relating to the Mexican government bond market;
•two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and
•litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

14	Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2021 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2022. All related party transactions that took place in the half-year to 30 June 2022 were similar in nature to those disclosed in the Annual Report and Accounts 2021.

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15	Business acquisitions and disposals
Business acquisitions
The following recently announced acquisitions form part of our strategy to become a market leader in Asian wealth management:
•On 23 December 2021, HSBC Asset Management (India) Private Ltd, a subsidiary of the Group, entered into an agreement with L&T Finance Holdings Limited to fully acquire L&T Investment Management Limited for $0.4bn. Completion is expected to occur during 4Q22. L&T Investment Management Limited is a wholly-owned subsidiary of L&T Finance Holdings Limited and the investment manager of the L&T Mutual Fund, with assets under management of $8.9bn at 31 May 2022 and over 2.4 million active folios.
•On 28 January 2022, HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of the Group, notified the shareholders of Canara HSBC Life Insurance Company Limited (‘Canara HSBC’) of its intention to increase its shareholding in Canara HSBC up to 49%. HSBC currently has a 26% shareholding, which is accounted for as an associate. Any increase in shareholding is subject to agreement with other shareholders in Canara HSBC, as well as internal and regulatory approvals. Established in 2008, Canara HSBC is a life insurance company based in India.
•On 11 February 2022, HSBC Insurance (Asia-Pacific) Holdings Limited completed the acquisition of 100% of AXA Insurance Pte Limited (AXA Singapore) for $0.5bn. A provisional gain on acquisition of $0.1bn was recorded, reflecting the excess of the fair value of net assets acquired (gross assets of $4.5bn and gross liabilities of $3.9bn) over the acquisition price.
•On 6 April 2022, The Hongkong and Shanghai Banking Corporation Limited, a subsidiary of the Group, announced it had increased its shareholding in HSBC Qianhai Securities Limited, a partially-owned subsidiary, from 51% to 90%.
•On 23 June 2022, HSBC Insurance (Asia) Limited, a subsidiary of the Group, acquired the remaining 50% equity interest in HSBC Life Insurance Company Limited. Headquartered in Shanghai, HSBC Life Insurance Company Limited offers a comprehensive range of insurance solutions covering annuity, whole life, critical illness and unit-linked insurance products.
Business disposals
In 2021 and 2022, we accelerated the pace of execution on our strategic ambition to be the preferred international financial partner for our clients with the announcements of the planned sales of our retail banking businesses in France and branch operations in Greece, as well as the exit of domestic mass market retail banking in the US. The planned sales in France and Greece are expected to complete in 2023, and the US exit has since completed.
US retail banking business
On 26 May 2021, we announced our intention to exit our US mass market retail banking business, including our Personal and Advance propositions, as well as retail business banking, and rebranding approximately 20 to 25 of our retail branches into international wealth centres to serve our Premier and Jade customers. In conjunction with the execution of this strategy, HSBC Bank USA, N.A. entered into definitive sale agreements with Citizens Bank and Cathay Bank to sell 90 of our retail branches along with substantially all residential mortgage, unsecured and retail business banking loans and all deposits in our branch network not associated with our Premier, Jade and Private Banking customers. As a result of entering into these sale agreements, assets and liabilities related to the agreements were transferred to held for sale during the second quarter of 2021.
In February 2022, we completed the sale of the branch disposal group and recognised a net gain on sale of approximately $0.1bn, which is subject to customary closing adjustments. Included in the sale were $2.1bn of loans and advances to customers and $6.9bn of customer accounts. Certain assets under management associated with our mass market retail banking operations were also transferred. The remaining branches not sold or rebranded have been closed.
Planned sale of the retail banking business in France
HSBC Continental Europe signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking business in France.
The sale, which is subject to regulatory approvals and the satisfaction of other relevant conditions, includes: HSBC Continental Europe’s French retail banking business; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. The disposal group is currently expected to be classified as held for sale in 2H22 and the sale would generate an estimated loss before tax including related transaction costs for the Group of $2.1bn, together with an additional $0.5bn impairment of goodwill.
At 30 June 2022, a deferred tax liability of $0.4bn was recognised as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021 but will be accounted for when the disposal group is classified as held for sale in accordance with IFRS 5, at which time the deferred tax liability will reverse. The vast majority of the estimated loss for the write-down of the disposal group to fair value less costs to sell will also be recognised when it is classified as held for sale. Subsequently, the disposal group classified as held for sale will be remeasured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gain or loss not previously recognised will be recognised at closing, which is currently anticipated to be in 2023.
At 30 June 2022, the disposal group included total assets of $25.6bn.
Planned sale of the retail banking business in Greece
On 24 May 2022, HSBC Continental Europe signed a sale and purchase agreement for the sale of its branch operations in Greece to Pancreta Bank SA. Completion of the transaction is subject to regulatory approval and is currently expected to occur in the first half of 2023. At 30 June 2022, the disposal group included $0.4bn of loans and advances to customers and $2.3bn of customer accounts which met the criteria to be classified as held for sale. In 2Q22, we recognised a loss of $0.1bn, including goodwill impairment, upon reclassification as held for sale in accordance with IFRS 5.
Planned sale of the business in Russia
Following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.

HSBC Holdings plc	127

Notes on the interim condensed financial statements (unaudited) | Additional Information

16	Events after the balance sheet date
In its assessment of events after the balance sheet date, HSBC has considered and concluded that no material events have occurred resulting in adjustments to the financial statements.
An interim dividend for the 2022 half-year in respect of the financial year ending 31 December 2022 was approved by the Directors on 1 August 2022, as described in Note 3.

17	Interim Report 2022 and statutory accounts
The information in this Interim Report 2022 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2022 was approved by the Board of Directors on 1 August 2022. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2021 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006.

128	HSBC Holdings plc

Shareholder information
		Page			Page
1	Directors’ interests	129	10	Earnings release	133
2	Employee share plans	131	11	Final results	133
3	Share buy-back	131	12	Corporate governance	133
4	Other equity instruments	132	13	Changes in Directors’ details	134
5	Notifiable interests in share capital	132	14	Going concern basis	134
6	Dealings in HSBC Holdings listed securities	132	15	Telephone and online share dealing service	134
7	Interim dividend for the 2022 half-year	132	16	Stock symbols	134
8	Dividend on preference shares	133	17	Copies of the Interim Report 2022 and shareholder enquiries and communications	134
9	Proposed interim dividends for 2022	133

1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2022 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated corporations:

Directors’ interests – shares and debentures
	At 1 Jan 2022 or date of appointment, if later Total interests	At 30 Jun 2022 or date of retirement, if earlier
		Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1] (appointed to the Board on 1 May 2022)	—	15,000	—	—	—	15,000
Rachel Duan[1]	—	15,000	—	—	—	15,000
Dame Carolyn Fairbairn	—	15,000	—	—	—	15,000
James Forese[1]	115,000	115,000	—	—	—	115,000
Steven Guggenheimer[1]	15,000	—	—	15,000	—	15,000
Irene Lee (retired on 29 Apr 2022)	15,000	15,000	—	—	—	15,000
José Antonio Meade Kuribreña[1]	15,000	15,000	—	—	—	15,000
Eileen Murray[1]	75,000	75,000	—	—	—	75,000
David Nish	50,000	—	50,000	—	—	50,000
Noel Quinn[2]	1,131,278	1,305,310	—	—	—	1,305,310
Ewen Stevenson[2]	838,154	989,735	—	—	—	989,735
Jackson Tai[1,3]	66,515	32,800	11,965	21,750	—	66,515
Mark Tucker	307,352	307,352	—	—	—	307,352
Pauline van der Meer Mohr (retired on 29 Apr 2022)	15,000	15,000	—	—	—	15,000
1    Geraldine Buckingham has an interest in 3,000, Rachel Duan has an interest in 3,000, James Forese has an interest in 23,000, Steven Guggenheimer has an interest in 3,000, José Antonio Meade Kuribreña has an interest in 3,000, Eileen Murray has an interest in 15,000 and Jackson Tai has an interest in 13,303 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2    Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2022, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: Noel Quinn – 3,822,453 and Ewen Stevenson – 3,060,950. Each Director’s total interests represents approximately 0.02% of the shares in issue and 0.02% of the shares in issue excluding treasury shares.
3    Jackson Tai’s holding includes a non-beneficial interest in 11,965 shares of which he is custodian.
HSBC Holdings Savings-Related Share Option Plan (UK)
Currently no executive Directors participate in a Savings-Related Share Option Plan. For further details on the Savings-Related Share Option Plan, see page 131.
HSBC Share Plan 2011
Conditional awards of deferred shares
Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

HSBC Holdings plc	129

Additional information

Deferred share awards
			HSBC Holdings ordinary shares
	Date of award	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2022		Awards vested during the period to 30 Jun 2022		Awards held at
			1 Jan 2022	Number	Monetary value	Number	Monetary value	30 Jun 2022
					£000		£000
Noel Quinn	27/2/2017[1]	2020–2024	53,328	—	—	18,229	89	36,565[2]
	26/2/2018[3]	2021–2025	86,019	—	—	21,504	103	64,515
	25/2/2019[4]	2022–2026	140,585	—	—	28,117	137	112,468
	24/2/2020[5]	2023–2027	201,702	—	—	—	—	201,702
	28/2/2022[6]	2022	—	147,769	795	147,769	795	—
Ewen Stevenson	28/5/2019[7]	2020–2025	264,755	—	—	74,759	365	189,996
	28/5/2019[8]	2022–2026	241,988	—	—	48,397	236	193,591
	28/2/2022[6]	2022	—	90,892	489	90,892	489	—
1At the date of the award (27 February 2017), the market value per share was £6.5030. The award will vest in five equal annual tranches. The third tranche vested on 14 March 2022 at a market value of £4.8772. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date.
2Includes any additional shares arising from dividend equivalents.
3At the date of the award (26 February 2018), the market value per share was £7.2340. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The second tranche vested on 15 March 2022 at a market value of £4.7884.
4At the date of the award (25 February 2019), the market value per share was £6.2350. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The first tranche vested on 14 March 2022 at a market value of £4.8772.
5At the date of the award (24 February 2020), the market value per share was £5.6220. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches commencing in March 2023.
6The non-deferred award vested immediately on 28 February 2022 and was based on the market value of £5.3800. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date.
7The award was granted on 28 May 2019 using a market value per share of £6.6430 as at 30 November 2018. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for up to one year from the vesting date. The third tranche vested on 14 March 2022 at a market value of £4.8772. The award replaced the 2015 to 2018 long-term incentive (‘LTI’) plans forfeited by the Royal Bank of Scotland Group plc (‘RBS’) (now renamed as NatWest Group plc (‘NatWest’)), and is subject to any performance adjustments assessed and disclosed in the relevant annual report and accounts of NatWest.
8The award was granted on 28 May 2019 using a market value per share of £6.2350 as at 22 February 2019. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for up to one year from the vesting date. The award will vest in five annual tranches. The first tranche vested on 14 March 2022 at a market value of £4.8772. The award is in respect of the 2018 performance year granted based on Ewen Stevenson’s maximum opportunity under NatWest’s policy and the outcome of the 2018 scorecard as disclosed in NatWest‘s Annual Report and Accounts 2018. The number of shares that vest may be adjusted based on any ‘pre-vest performance test’ assessed and disclosed in NatWest’s Annual Report and Accounts.
Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period and subject to the award terms, the number of shares that vest will be determined based on an assessment against financial and non-financial measures. Subject to that assessment, the shares will vest in five equal annual instalments. On vesting, awards are subject to a retention period of up to one year. Under the Securities and Futures Ordinance of Hong Kong, interests in share awards are categorised as interests of the beneficial owner.

Long-term incentive awards
			HSBC Holdings ordinary shares
	Date of award[1]	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2022		Awards vested during the period to 30 Jun 2022		Awards held at
			1 Jan 2022	Number	Monetary value	Number	Monetary value	30 Jun 2022
					£000		£000
	1 Mar 2021	2024–2028	1,118,554	—	—	—	—	1,118,554
Noel Quinn	28 Feb 2022	2025–2029	—	983,339	5,290			983,339
	24 Feb 2020	2023–2027	476,757	—	—	—	—	476,757
	1 Mar 2021	2024–2028	637,197	—	—	—	—	637,197
Ewen Stevenson	28 Feb 2022	2025–2029	—	573,674	3,086			573,674
1    Awards made on 24 February 2020 were based on the market value of £5.6220, awards made on 1 March 2021 were based on the market value of £4.2620, and awards made on 28 February 2022 were based on the market value of £5.3800.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.
There have been no changes in the shares or debentures of the Directors from 30 June 2022 to the date of this report.

130	HSBC Holdings plc

2	Employee share plans
Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period to 30 June 2022.
A summary of the total number of options granted, exercised or lapsed during the period is shown in the table below. Particulars of options held by Directors of HSBC Holdings are set out on page 129. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary and Chief Governance Officer, 8 Canada Square, London E14 5HQ.
All-employee share plans
The HSBC Holdings Savings-Related Share Option Plan (UK) is an all-employee share option plan under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. The HSBC International Employee Share Purchase Plan was introduced in 2013 and now includes employees based in 28 jurisdictions, although no options are granted under this plan. During 2021, approximately 190,000 employees were offered participation in these plans.
For options granted under the HSBC Holdings Savings-Related Share Option Plan (UK), employees may make contributions of up to £500 each month over a period of three or five years. The contributions may be used within six months following the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, ceasing employment on grounds of injury or disability, retirement, death, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain circumstances, the exercise period of options awarded under the all-employee share option plans may be extended; for example, on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period or, if a participant has chosen to defer up to 12 contributions, the start of the normal exercise period will be delayed by up to 12 months.
Under the HSBC Holdings Savings-Related Share Option Plan (UK), the option exercise price is determined by reference to the average market value of the HSBC Holdings ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. The HSBC Holdings Savings-Related Share Option Plan (UK) has an expiry date of 24 April 2030 (by which time the plan may be extended with approval from shareholders) unless the Directors resolve to terminate the plan at an earlier date.

HSBC Holdings all-employee share option plan
						HSBC Holdings ordinary share options
Dates of award		Exercise price		Usually exercisable		1 Jan 2022	Granted in period	Exercised in period[1]	Lapsed in period	30 Jun 2022
from	to	from	to	from	to
HSBC Savings-Related Share Option Plan (UK)
22 Sep 2015	22 Sep 2021	(£) 2.6270	(£) 5.9640	1 Nov 2020	30 April 2027	123,196,850	—	1,533,755	8,078,210	113,584,885
1The weighted average closing price of the shares immediately before the dates on which options were exercised was £5.1506.

3	Share buy-back
On 20 April 2022, HSBC Holdings completed a share buy-back programme of its ordinary shares of $0.50 each, which commenced on 26 October 2021. A total of 311,832,807 ordinary shares were repurchased for cancellation at a volume weighted average price of £4.8128 per ordinary share for a total consideration of approximately $2bn. On 3 May 2022, HSBC Holdings commenced a new share buy-back to purchase its ordinary shares up to a maximum consideration of $1.0bn. This programme concluded on 28 July 2022. In addition to repurchasing shares on UK trading venues, the second buy-back also purchased shares on The Stock Exchange of Hong Kong Limited. The purpose of the buy-back programmes is to reduce HSBC’s number of outstanding ordinary shares.
As at 30 June 2022, 243,996,444 ordinary shares had been purchased and cancelled from the UK register, representing a nominal value of $121,998,222 and an aggregate consideration paid by HSBC of £1,247,447,284. The shares cancelled represented 1.20% of the shares in issue and 1.22% of the shares in issue, excluding treasury shares.
As at 30 June 2022, 36,827,200 ordinary shares had been purchased from the Hong Kong register, representing a nominal value of $18,413,600 and an aggregate consideration paid by HSBC of HK$1,873,178,838. The shares purchased represented 0.181% of the shares in issue and 0.184% of the shares in issue, excluding treasury shares. The shares purchased are cancelled in batches, with 20,946,000 shares cancelled as at 30 June 2022.
The table that follows outlines details of the shares purchased and cancelled on a monthly basis during 2022.

Share buy-back
	Number of shares purchased and cancelled	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
Jan 2022	25,382,519	5.27	4.4555	4.9784	126,363,981
Feb 2022	19,064,151	5.551	5.153	5.3395	101,793,492
Mar 2022	72,125,062	5.404	4.4935	4.9129	354,343,000
Apr 2022	74,894,361	5.41	5.146	5.2608	394,002,122
May 2022	21,447,447	5.27	4.78	4.9911	107,047,291
Jun 2022	31,082,904	5.496	4.978	5.2729	163,897,398
Total	243,996,444				1,247,447,284

HSBC Holdings plc	131

Additional information

Share buy-back (continued)
	Number of shares purchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		HK$	HK$	HK$	HK$
May 2022	5,244,800	52.85	46.5	50.8537	266,717,438
Jun 2022	31,582,400	52.7	48.25	50.8657	1,606,461,400
Total	36,827,200				1,873,178,838

4	Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC Holdings continues to issue contingent convertible securities that are included in its capital base as fully CRR II-compliant additional tier 1 capital securities on an end point basis. These securities are marketed principally and subsequently allotted to corporate investors and fund managers. The net proceeds of the issuances are typically used for HSBC Holdings’ general corporate purposes and to further strengthen its capital base to meet requirements under CRR II. These securities bear a fixed rate of interest until their initial call dates. After the initial call dates, if they are not redeemed, the securities will bear interest at rates fixed periodically in advance for five-year periods based on credit spreads, fixed at issuance, above prevailing market rates. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC Holdings, and HSBC Holdings has sole and absolute discretion at all times to cancel for any reason (in whole or part) any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if the Group has insufficient reserves or fails to meet the solvency conditions defined in the securities’ terms.
The contingent convertible securities are undated and are repayable at the option of HSBC Holdings in whole typically at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at the option of HSBC Holdings in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC Holdings’ sterling preference share and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC Holdings at a predetermined price, should HSBC’s consolidated non-transitional CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if HSBC’s non-transitional CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at the fixed contractual conversion prices in the issuance currencies of the relevant securities, equivalent to £2.70 at the prevailing rate of exchange on the issuance date, subject to anti-dilution adjustments. During the first half of 2022, HSBC issued no contingent convertible securities.

5	Notifiable interests in share capital
Between 1 January 2022 and 30 June 2022, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure, Guidance and Transparency Rules. No further notifications had been received between 30 June 2022 and 20 July 2022.
Previous notifications received are as follows:
•BlackRock, Inc. gave notice on 3 March 2020 that on 2 March 2020 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,235,558,490; qualifying financial instruments with 7,294,459 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with a similar economic effect to qualifying financial instruments, which refer to 2,441,397 voting rights, representing 6.07%, 0.03% and 0.01%, respectively, of the total voting rights at 2 March 2020.
•Ping An Asset Management Co., Ltd. gave notice on 6 December 2017 that on 4 December 2017 it had an indirect interest in HSBC Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at that date.
At 30 June 2022, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:
•BlackRock, Inc. gave notice on 9 March 2022 that on 4 March 2022 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,701,656,169 shares and a short position of 19,262,061 shares, representing 8.27% and 0.09%, respectively, of the ordinary shares in issue at that date.
•Ping An Asset Management Co., Ltd, gave notice on 25 September 2020 that on 23 September 2020 it had a long position of 1,655,479,531 in HSBC Holdings ordinary shares, representing 8.00% of the ordinary shares in issue at that date.

6	Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to the HSBC Holdings ordinary share buy-back, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2022.

7	Interim dividend for the 2022 half-year
On 1 August 2022, the Directors approved an interim dividend for the 2022 half-year of $0.09 per ordinary share in respect of the financial year ending 31 December 2022. The dividend will be payable on 29 September 2022 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 19 August 2022.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 September 2022, or a combination of these currencies. Particulars of these arrangements will be sent to shareholders on or about 26 August 2022 and changes to currency elections must be received by 15 September 2022. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 18 August 2022. As announced on 23 February 2021, the Group has decided to discontinue the scrip dividend option.

132	HSBC Holdings plc

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 29 September 2022 to holders of record on 19 August 2022. The dividend of $0.45 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 9 September 2022.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 19 August 2022 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 19 August 2022. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 18 August 2022.
Transfer of ADSs must be lodged with the depositary by 11.00am on 19 August 2022 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

8	Dividend on preference share
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2022 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2022 to holders of record on 31 August 2022.

9	Proposed interim dividends for 2022
We announced on 22 February 2022 that the Group was not intending to pay quarterly dividends during 2022. We now expect to revert to quarterly dividends in 2023. The Board has adopted a policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate. Our target dividend payout ratio is 40% to 55% of reported earnings per ordinary share (‘EPS’), with the flexibility to adjust EPS for non-cash significant items. Given our current forecast returns trajectory, we now expect a dividend payout ratio of around 50% for 2023 and 2024. In line with our dividend policy, in 2022 we intend to exclude the $1.8bn gain following the recognition of a deferred tax asset when calculating our dividend payout ratio. As previously disclosed, we also intend to exclude the 2H22 forecast loss on the sale of our retail banking operations in France when calculating our dividend payout ratio.
Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.

10	Earnings release
An earnings release for the three-month period ending 30 September 2022 is expected to be issued on 25 October 2022.

11	Final results
The results for the year to 31 December 2022 are expected to be announced on 21 February 2023.

12	Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2022, we complied with the applicable provisions of the UK Corporate Governance Code, save to the extent referred to in the next paragraph, and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
Dame Carolyn Fairbairn was appointed as Chair to the Group Remuneration Committee on 29 April 2022. In approving Dame Carolyn Fairbairn‘s appointment, the Board considered the UK Corporate Governance Code expectation that the Chair has served at least 12 months as a member on the committee before assuming the position of Chair. Given her previous experience as both a member and chair of the remuneration committees of other UK listed companies, the Board approved the appointment of Dame Carolyn Fairbairn as Chair.
Under the Hong Kong Code, the Group Audit Committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.
The Board has codified obligations for transactions in Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
Following specific enquiries all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2021 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 33 of the Interim Report 2022.

HSBC Holdings plc	133

Additional information

13	Changes in Directors’ details
Changes in current Directors’ details since the date of the Annual Report and Accounts 2021, which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules, are set out below.
Geraldine Buckingham
Appointed to the Board and the Nomination & Corporate Governance Committee on 1 May 2022 and appointed to the Group Remuneration Committee and the Group Risk Committee on 1 June 2022.
Rachel Duan
Appointed to the Group Audit Committee on 1 June 2022.
Dame Carolyn Fairbairn
Appointed as Chair to the Group Remuneration Committee on 29 April 2022.
James Anthony Forese
Stepped down from the Group Audit Committee on 1 June 2022.
Irene Lee
Retired from the Board and the Nomination & Corporate Governance Committee on 29 April 2022.
Eileen K Murray
Appointed to the Group Audit Committee and stepped down from the Group Risk Committee on 1 June 2022.
José Antonio Meade Kuribreña
Appointed as Independent non-executive Director with responsibility for workforce engagement and stepped down from the Group Risk Committee on 1 June 2022.
Pauline van der Meer Mohr
Retired from the Board, Group Audit Committee, Nomination & Corporate Governance Committee and Group Remuneration Committee on 29 April 2022.

14	Going concern basis
As mentioned in Note 1 ‘Basis of preparation and significant accounting policies’ on page 108, the financial statements are prepared on a going concern basis as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the inflationary pressures and uncertainty that the global Covid-19 pandemic has had on HSBC’s operations, as well as the potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
In particular, HSBC’s principal activities, business and operating models, strategic direction, and top and emerging risks are addressed in the Overview section. A financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim management report’ section. HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk review’ section of the Annual Report and Accounts 2021. HSBC’s approach to capital management and allocation is described in the ‘Treasury risk’ section of the Annual Report and Accounts 2021.

15	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings plc ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/investments/products-and-services/invest-direct.

16	Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Bermuda Stock Exchange	HSBC.BH

17	Copies of the Interim Report 2022 and shareholder enquiries and communications
Further copies of the Interim Report 2022 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2022 may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of any future dividend entitlements by email. If you received a

134	HSBC Holdings plc

notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register (for example transfers of shares, change of name or address, lost share certificates or dividend cheques) should be sent to the Registrar at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 37 Front Street Hamilton HM 11 Bermuda
Telephone: +44 (0) 370 702 0137 Email: web.queries@computershare.co.uk Web: www.investorcentre.co.uk/contactus	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Web: www.investorcentre.com/hk	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Web: www.investorcentre.com/bm
Any enquiries relating to ADSs should be sent to the depositary at:

The Bank of New York Mellon Shareowner Services PO Box 505000 Louisville, KY 40233-5000 USA	Telephone (US): +1 877 283 5786 Telephone (international): +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Web: www.mybnymdr.com
A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.
本中期業績報告及日後的相關文件均備有中譯本，如有需要，請向適當的股份登記處索取。股東如收到本報告的中譯本，但不希望再收取此等中譯本，亦請聯絡股份登記處。

HSBC Holdings plc	135

Additional information

Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H21	First half of 2021
1H22	First half of 2022
1Q21	First quarter of 2021
1Q22	First quarter of 2022
2H21	Second half of 2021
2Q21	Second quarter of 2021
2Q22	Second quarter of 2022
4Q21	Fourth quarter of 2021
A
ABS	Asset-backed security
ADS	American Depositary Share
AGM	Annual General Meeting
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ANP	Annualised new business premiums
AT1	Additional tier 1
B
Basel	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
C
CAPM	Capital asset pricing model
CDOR	Canadian dollar offered rate
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
CRD IV	Capital Requirements Regulation and Directive
CRR	Customer risk rating
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
D
DoJ	US Department of Justice
DPD	Days past due
DPF	Discretionary participation feature of insurance and investment contracts
DVA	Debt valuation adjustment
E
EBA	European Banking Authority
EC	European Commission
ECB	European Central Bank
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied.
EEA	European Economic Area
Eonia	Euro Overnight Index Average

EPC	Energy performance certificate
EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
Euribor	Euro interbank offered rate
EVE	Economic value of equity
F
FCA	Financial Conduct Authority (UK)
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GLCM	Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
H
HIBOR	Hong Kong interbank offered rate
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
HNAH	HSBC North America Holdings Inc.
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Continental Europe	HSBC Continental Europe
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IFRSs	International Financial Reporting Standards
ILAAP	Internal liquidity adequacy assessment process
IRB	Internal ratings-based
J
JV	Joint venture
L
LCR	Liquidity coverage ratio
LGD	Loss given default
Libor	London interbank offered rate
LTI	Long-term incentive
LTV	Loan to value
M
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MENA	Middle East and North Africa
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets

136	HSBC Holdings plc

N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
NSFR	Net stable funding ratio
O
OCI	Other comprehensive income
OECD	Organisation of Economic Co-operation and Development
OTC	Over-the-counter
P
PBT	Profit before tax
PD	Probability of default
POCI	Purchased or originated credit-impaired financial assets
PPI	Payment protection insurance
PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	The member firms of the PwC network, including PricewaterhouseCoopers LLP
R
RFR	Risk-free rate
RNIV	Risk not in VaR
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
S
SABB	The Saudi British Bank
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
Sibor	Singapore interbank offered rate
SME	Small and medium-sized enterprise
SOFR	Secured Overnight Financing Rate
U
UAE	United Arab Emirates
UK	United Kingdom
UN	United Nations
US	United States of America
V
VaR	Value at risk
VIU	Value in use
W
WPB	Wealth and Personal Banking, a global business
Y
YTD	Year to date

This document comprises the Interim Report 2022 and information herein has been filed on Form 6-K with the US Securities and Exchange Commission for HSBC Holdings plc and its subsidiary and associated undertakings.
HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
© Copyright HSBC Holdings plc 2022
All rights reserved

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Global Finance, HSBC Holdings plc, London
Designed by Superunion, London (cover and ‘Overview’ section) and by Global Finance, HSBC Holdings plc, London (rest of the Interim Report 2022)

HSBC Holdings plc	137

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Ewen Stevenson
Name: Ewen Stevenson
Title: Group Chief Financial Officer

Dated: August 1, 2022